Execution Version SUPPORT AGREEMENT WHEREAS, this support agreement (the “Support Agreement”), dated as of May 1, 2018, sets out the agreement among (i) Concordia International Corp. (“Concordia” or the “Company”), (ii) each of the subsidiaries listed on Schedule A hereto (collectively, the “Subsidiary Guarantors” and each a “Subsidiary Guarantor”) and (iii) each of the other signatories to this Support Agreement (or a Joinder Agreement (as defined herein)) that is a Consenting Debtholder (as defined herein) regarding a recapitalization transaction (the “Recapitalization Transaction”) in respect of the Company, the Subsidiary Guarantors and Concordia Healthcare (Canada) Limited (“CHCL” and collectively, with Concordia and the Subsidiary Guarantors, the “Concordia Parties” and each a “Concordia Party”), as more fully described in the recapitalization term sheet attached as Schedule C (the “Term Sheet”, with the terms of the Recapitalization Transaction set out therein and herein being, collectively, the “Recapitalization Transaction Teerms”), which Recapitalization Transaction Terms are to form the basis of the Recapitalization Transaction to be implemented pursuant to (i) the plan of arrangement (the “CBCA Plan”) to be filed by the Company in the proceedings commenced by Concordia and CHCL under the Canada Business Corporations Act (the “CBCA”) before the Ontario Superior Court of Justice (Commercial List) (the “Ontario Court”) on October 20, 2017 (the “CBCA Proceedings”), or alternatively (ii) pursuant to an Alternative Implementation Process (as hereinafter defined) in accordance with the terms of this Support Agreement. AND WHEREAS, capitalized terms used but not otherwise defined in the main body of this Support Agreement have the meanings given to them in Schedule B. NOW THEREFORE, each Concordia Party and each Consenting Debtholder (each a “Party” and collectively, the “Parties”) hereby agree as follows: 1. Recapitalization Transaction The Recapitalization Transaction Terms as agreed among the Parties are set forth in this Support Agreement, the Term Sheet and the CBCA Plan, which Term Sheet and CBCA Plan are incorporated herein and made a part of this Support Agreement. In the case of a conflict between the provisions contained in the main body of this Support Agreement and the Term Sheet, the provisions of the main body of this Support Agreement shall govern. In the case of a conflict between the provisions contained in this Support Agreement or the Term Sheet and the CBCA Plan, the terms of the CBCA Plan shall govern. 2. Representations and Warranties of the Consenting Debtholders Each Consenting Debtholder, severally and not jointly, hereby represents and warrants to each Concordia Party (and acknowledges that each Concordia Party is relying on such representations and warranties) that: (a) except as otherwise disclosed by such Consenting Debtholder to the Company in writing on or prior to the date of this Support Agreement, it is either the sole beneficial owner of, or has the sole voting and investment discretion over:

2 (i) Secured Debt in the aggregate principal amount(s) set forth on its signature page to this Support Agreement (collectively, the “Relevant Secured Debt”, the Relevant Secured Debt, together with all obligations owing in respect of the Relevant Secured Debt, including accrued and unpaid interest and any other amount that such Consenting Debtholder is entitled to claim in respect of the Relevant Secured Debt pursuant to the Secured Debt Documents or otherwise, its “Total Secured Debt”), and no other Secured Debt (except as set forth herein); (ii) Unsecured Debt in the aggregate principal amount(s) set forth on its signature page to this Support Agreement (collectively, the “Relevant Unsecured Debt”, the Relevant Unsecured Debt, together with all obligations owing in respect of the Relevant Unsecured Debt, including accrued and unpaid interest and any other amount that such Consenting Debtholder is entitled to claim in respect of the Relevant Unsecured Debt pursuant to the Unsecured Debt Documents or otherwise, its “Total Unsecured Debt”), and no other Unsecured Debt (except as set forth herein); and (iii) that number of Existing Shares set forth on its signature page to this Support Agreement (the “Relevant Shares”), and no other Existing Shares (except as set forth herein); (b) it has the authority to vote or direct the voting of its Relevant Debt and Relevant Shares; (c) it: (i) is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Support Agreement; (ii) has conducted its own analysis and made its own decision to enter into this Support Agreement; (iii) has obtained such independent advice in this regard as it deemed appropriate; and (iv) has not relied in such analysis or decision on any Person other than its own independent advisors; (d) this Support Agreement has been duly authorized, executed and delivered by it, and, assuming the due authorization, execution and delivery by the other Parties, this Support Agreement constitutes the legal, valid and binding obligation of such Consenting Debtholder, enforceable against such Consenting Debtholder in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity; (e) it is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization and has all approvals necessary to execute and deliver this Support Agreement and to perform its obligations hereunder; (f) except as contemplated by this Support Agreement or otherwise disclosed by such Consenting Debtholder to the Company in writing on or prior to the date of this

3 Support Agreement, it has not deposited any of its Relevant Debt or Relevant Shares into a voting trust, or granted (or permitted to be granted) any proxies or powers of attorney or attorney in fact, or entered into a voting agreement, understanding or arrangement, with respect to the voting of its Relevant Debt or Relevant Shares, or caused any of its Relevant Debt or Relevant Shares to become subject to any liens, charges, encumbrances or similar restrictions, where such trust, grant, agreement, understanding, arrangement, lien, charge, encumbrance or similar restriction would reasonably be expected to restrict in any material manner the ability of such Consenting Debtholder to comply with its obligations under this Support Agreement, including the obligations in Section 4; and (g) it is an “accredited investor” or “qualified institutional buyer” within the meaning of the rules of the United States Securities and Exchange Commission under the Securities Act of 1933, as amended, and the regulations promulgated thereunder, as modified by The Dodd-Frank Wall Street Reform and Consumer Protection Act. 3. Representations and Warranties of the Concordia Parties Each Concordia Party (except if the representation is explicitly applicable to the Company only) jointly and severally represents and warrants to each Consenting Debtholder (and each Concordia Party acknowledges that each Consenting Debtholder is relying upon such representations and warranties) that: (a) the Concordia Board and the board of directors of CHCL and each Subsidiary Guarantor has (i) approved the transactions contemplated by the Recapitalization Transaction, and (ii) determined that such transactions are in the best interest of the Company, CHCL and each Subsidiary Guarantor, as applicable; (b) it: (i) is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Support Agreement; (ii) has conducted its own analysis and made its own decision to enter into this Support Agreement; (iii) has obtained such independent advice in this regard as it deemed appropriate; and (iv) has not relied in such analysis or decision on any Person other than its own independent advisors; (c) this Support Agreement has been duly authorized, executed and delivered by it, and, assuming the due authorization, execution and delivery by each of the other Parties, this Support Agreement constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity; (d) it is duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation and it has all requisite corporate power and corporate capacity to enter into this Support Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby;

4 (e) except as disclosed in the Disclosure Letter, there is no proceeding, claim or investigation pending before any Governmental Entity, or, to the Knowledge of the Company, threatened against it or any of its properties that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Change; (f) except for the Recapitalization Transaction or as disclosed in the Disclosure Letter, no order has been made, petition presented or resolution passed for the winding up of or appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of it and no analogous procedure has been commenced in any jurisdiction; (g) the execution and delivery of this Support Agreement by it and satisfaction of the obligations hereunder, and the completion of the transactions contemplated herein do not and will not (i) subject to obtaining all requisite approvals required pursuant to the CBCA Plan, violate or conflict in any material respect with any Law applicable to it or any of its property or assets or (ii) result (with due notice or the passage of time or both) in a violation, conflict or breach of, or constitute a default under, or require any consent to be obtained under its certificate of incorporation, articles, by-laws or other constating documents or, except as disclosed in the Disclosure Letter, under any Material Contract to which it is a party; (h) all financial information that has been provided or made available to the Consenting Debtholders, their affiliates or their respective Advisors by the Company or the Company’s financial advisors, has been prepared in good faith (and in the case of any financial statements forming part of such financial information, in accordance with the IFRS) and fairly reflects in all material respects as of the dates thereof, its financial condition and the results of its operations; (i) except as disclosed in the Disclosure Letter, there has not been (i) any Material Adverse Change; (ii) any material transaction to which any Concordia Party is a party outside the ordinary course of business; (iii) any material change in the capital or outstanding liabilities of the Concordia Parties (taken as a whole); or (iv) any material change report relating to the Concordia Parties filed on a confidential basis with any securities commission that remains confidential; (j) except as disclosed in the Disclosure Letter, it and its directors, officers and employees have and are conducting its business in material compliance with all applicable Laws (including any Laws regarding the environment and all permits, licenses and other authorizations which are required thereunder) and it has not received any notice or been otherwise advised to the effect that, or has otherwise been advised that, it, its directors, officers or employees are not in material compliance with such Laws (including any Laws regarding the environment and all permits, licenses and other authorizations which are required thereunder);

5 (k) except as disclosed in the Information or the Disclosure Letter, it has no material liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) other than liabilities incurred in the ordinary course of business; (l) except as disclosed in the Disclosure Letter, there is not now pending or, to the Knowledge of the Company, threatened against it nor has it received notice in respect of, any claim, potential claim, litigation, action, suit, arbitration or other proceeding by or before any Governmental Entity, which would be reasonably likely to result in, individually or in the aggregate, a Material Adverse Change; (m) except as disclosed in the Disclosure Letter, since December 31, 2017, there has not been any resignation or termination of any of the Key Personnel, or any increase in the rate of compensation payable or to become payable by Concordia or any of its direct or indirect subsidiaries or affiliates to any of the Key Personnel (other than standard increases in connection with general, regularly-scheduled reviews consistent with past practice in respect of employees other than the top five highest paid employees of the Concordia Parties), and there has been no loan made to, no grant of security nor guarantee to, nor the payment, grant or accrual of any Bonus Payments to, any Key Personnel; (n) except as disclosed in the Disclosure Letter, there are no “change of control” payments or similar payments or compensation that would be payable to any of its Key Personnel as a result of the implementation of the transactions contemplated by this Support Agreement and the Recapitalization Transaction; (o) since September 1, 2017, there have been no changes to the compensation for the top ten highest paid employees of the Concordia Parties and their direct and indirect subsidiaries and affiliates from their compensation as disclosed in the Disclosure Letter and no Concordia Party or any of their respective direct or indirect subsidiaries or affiliates have agreed to any, or become obligated to pay any, Bonus Payments or other entitlements to such employees (except in accordance with the terms of existing employment agreements, bonus, incentive or retention plans or arrangements); (p) all employment Contracts (including any extensions, supplements, amendments or other documents relating thereto) for the Key Personnel are disclosed in the Disclosure Letter and are in full force and effect; (q) the financial statements issued by the Company on or after January 1, 2017 fairly reflect in all material respects as of the dates thereof, the consolidated financial condition of the Company and the results of its operations for the periods covered thereby and have been prepared in accordance with IFRS and, since December 31, 2017 there has been no material adverse change in the consolidated financial condition of the Company or its properties, assets, condition or undertakings;

6 (r) except as disclosed in the Information or the Disclosure Letter, there is no material litigation or other claims commenced or, to the Knowledge of the Company, threatened in writing against it; (s) to the Knowledge of the Company, it has: (i) filed all material tax and information returns, declarations, remittances and filings which are required to be filed and all such returns, declarations, remittances and filings are complete in all material respects and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading; (ii) paid or made provision for payment of all taxes which are due and payable (except for de minimis payments or provisions); and (iii) provided adequate reserves (in accordance with IFRS) for the payment of any material tax, the payment of which is being contested; (t) it has complied with its public reporting obligations under applicable securities Laws in all material respects and all documents filed by the Company with the relevant securities regulators: (i) complied with all applicable securities Laws in all material respects; and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (u) (i) all of the Material Contracts to which it is a party are valid, binding and enforceable against it in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors or general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity); and (ii) except as otherwise contemplated by this Support Agreement and the transactions and proceedings contemplated hereby, there is no existing (or threatened in writing) breach, default or dispute with respect to, nor has any event or circumstance occurred which, but for the passage of time or the giving of notice, or both, would constitute a breach or default by it under, any of the Material Contracts to which it is a party (with the exception of the Secured Debt Documents and the Unsecured Debt Documents); (v) the Company has not adopted or approved any shareholder rights plan that remains in effect; (w) Concordia is authorized to issue an unlimited number of common shares, of which 51,283,800 shares are issued and outstanding, and Concordia has no other capital stock authorized or issued and outstanding, other than 2,358,345 unvested restricted share units, 30,033 unvested deferred share units and 1,336,667 stock options outstanding; and, other than the foregoing, there are no outstanding options, warrants, convertible securities or rights of any kind to purchase or otherwise acquire capital stock or other securities of the Company; (x) no order halting or suspending trading in securities of the Company or prohibiting the sale of such securities has been issued to and is outstanding against the

7 Company, and to the Knowledge of the Company, no investigations or proceedings for such purpose are pending or threatened; (y) to the Knowledge of the Company, none of (i) the Concordia Parties or (ii) any of their respective directors, officers, employees, or any agent of the Concordia Parties that will act in any capacity in connection with this Support Agreement, is a Sanctioned Person. None of the Concordia Parties will use the proceeds received by any of them from any transaction contemplated by this Support Agreement to fund or facilitate any activities of any Sanctioned Person; and the operations of the Concordia Parties are being conducted in compliance in all material respects with Anti-Corruption Laws and Export Controls; (z) the Disclosure Letter contains a true and complete list of all the Insurance Policies. The Insurance Policies are in full force and effect and shall be in full force and effect following the consummation of the transactions contemplated by this Support Agreement. Except as disclosed in the Disclosure Letter, it has not received any written notice of cancellation of, material premium increase with respect to, or material alteration of coverage under, any of any Insurance Policies. All premiums due on the Insurance Policies have either been paid or, if due and payable prior to the Effective Date, will be paid before the Effective Date in accordance with the payment terms of each Insurance Policy. All such Insurance Policies (i) are valid and binding in accordance with their terms and (ii) have not been subject to any lapse in coverage. There are no claims related to its business pending under any Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. It is not in default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any Insurance Policy. To the Knowledge of the Company, the Insurance Policies are sufficient for compliance with all applicable Laws and contracts to which it is a party or by which it is bound; and (aa) there is no commitment, agreement or understanding ,whether explicit or implicit, between the Concordia Parties or any of their respective Affiliates or related parties, on one hand, and any Private Placement Party or any of its Affiliates or related parties, on the other hand, that would provide or entitle any Private Placement Party or any of its Affiliates or related parties to receive, directly or indirectly, any benefit or other consideration (financial or otherwise) in connection the Recapitalization Transaction, including, without limitation, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits, regardless of the existence of any offsetting costs, other than the consideration described in the Term Sheet, as amended from time to time in accordance with this Agreement, and none of the Concordia Parties or any of their respective Affiliates or related parties will enter into any such commitment, agreement or understanding while this Agreement remains in effect.

8 4. Consenting Debtholders’ Covenants and Agreements Subject to, and in consideration of, the matters set forth in Section 5 below, each Consenting Debtholder (severally and not jointly) hereby acknowledges, covenants and agrees: (a) to the Recapitalization Transaction Terms and the implementation of same pursuant to the CBCA Proceedings in accordance with the terms of this Support Agreement and the Milestones; (b) not to, directly or indirectly, from the date hereof to the date this Support Agreement is terminated: (i) sell, assign, lend, pledge, hypothecate, dispose or otherwise transfer (in each case, “Transfer”) any of its Relevant Debt or Relevant Shares or any rights or interests therein (or permit any of the foregoing with respect to any of its Relevant Debt or Relevant Shares) or enter into any agreement, arrangement or understanding in connection therewith except with the prior written consent of Concordia, provided that each Consenting Debtholder may, subject to applicable securities Laws, without the consent of Concordia, Transfer some or all of its Relevant Debt or Relevant Shares to: (I) any other fund managed by the Consenting Debtholder (or an Affiliate) for which the Consenting Debtholder (or such Affiliate) has the voting and investment discretion, including discretionary authority to manage or administer funds and continues to exercise investment and voting authority with respect to the transferred Relevant Debt or Relevant Shares and such Consenting Debtholder (or such Affiliate) shall continue to be bound by this Support Agreement in respect of any such Relevant Debt or Relevant Shares, (II) any other Consenting Debtholder, in which event, (x) the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Support Agreement in respect of such transferred Relevant Debt or Relevant Shares, and (y) the transferee shall be bound by the terms of this Support Agreement in respect of such transferred Relevant Debt or Relevant Shares, and (III) any other Person provided that in the case of any such Transfer pursuant to this clause (III), such Person has executed a Joinder Agreement with respect to the transferred Relevant Debt or Relevant Shares, in which event, the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Support Agreement in respect of such transferred Relevant Debt or Relevant Share; or (ii) except as contemplated by this Support Agreement, deposit any of its Relevant Debt or Relevant Shares into a voting trust, or grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or enter into a voting agreement, understanding or arrangement, with respect to the voting of its Relevant Debt or Relevant Shares if such trust, grant, agreement, understanding or arrangement would in any manner restrict the

9 ability of the Consenting Debtholder to comply with its obligations under this Support Agreement, including the obligations in this Section 4; provided that notwithstanding anything herein to the contrary: (A) a Consenting Debtholder may Transfer its Relevant Debt or Relevant Shares to an entity that is acting in its capacity as a Qualified Marketmaker (as defined below) without the requirement that the Qualified Marketmaker become a Consenting Debtholder; provided that (I) such Qualified Marketmaker must Transfer such right, title, or interest in such Relevant Debt or Relevant Shares within five (5) Business Days after its receipt thereof to a transferee that is or becomes (by executing a Joinder Agreement in accordance with this Support Agreement) a Consenting Debtholder at the time of such Transfer, (II) the transferor Consenting Debtholder shall be solely responsible for the Qualified Marketmaker’s failure to comply with the requirements of this Section 4(b), and (III) any Transfer that does not comply with the terms and procedures set forth herein shall be deemed void ab initio and the Company (on behalf of the Concordia Parties) and each of the Consenting Debtholders shall have the right to enforce the voiding of such Transfer; and (B) after the date hereof, to the extent that a Consenting Debtholder acquires Additional Debt or Additional Shares acting in its capacity as a Qualified Marketmaker, it may Transfer any right, title or interest in such Additional Debt or Additional Shares without the requirement that the transferee be or become a Consenting Debtholder. For these purposes, a “Qualified Marketmaker” means an entity that (x) holds itself out to the market as standing ready in the ordinary course of its business to purchase from customers and sell to customers claims against the Concordia Parties (including debt securities or other debt) or enter with customers into long and short positions in claims against the Concordia Parties (including debt securities or other debt), in its capacity as a dealer or market maker in such claims against the Concordia Parties, and (y) is in fact regularly in the business of making a market in claims against issuers or borrowers (including debt securities or other debt); (c) not to take any action that is inconsistent, in any material respect, with its obligations under this Support Agreement or that would frustrate, hinder or delay the consummation of the Recapitalization Transaction and the CBCA Plan; provided that nothing in this Support Agreement shall restrict, limit, prohibit, or preclude, in any manner not inconsistent with its obligations under this Support Agreement, any of the Consenting Debtholders from (A) appearing in Court with respect to any motion, application, or other documents filed by the Concordia Parties and objecting to, or commenting upon, the relief requested therein, (B) enforcing any rights under this Support Agreement, including any consent or approval rights set forth herein, or (C) contesting whether any matter, fact, or thing is a breach of, or is inconsistent with, this Support Agreement, or exercising any rights or remedies reserved herein; (d) to vote (or cause to be voted) all of its Relevant Debt and Relevant Shares, as applicable:

10 (i) in favour of the approval, consent, ratification and adoption of the CBCA Plan (and any actions required in furtherance thereof) and the Chapter 11 Plan under any potential Chapter 11 Process, the solicitation of which is to be conducted by Concordia concurrent with its solicitation of votes in respect of the CBCA Plan, in each case in accordance with the terms herein; and (ii) against the approval, consent, ratification and adoption of any matter or transaction that, if approved, consented to, ratified or adopted could reasonably be expected to delay, challenge, frustrate or hinder the consummation of the Recapitalization Transaction or the CBCA Plan, as applicable, and that it shall tender its proxy for any such vote in compliance with any deadlines set forth in the Interim Order; (e) not to propose, file, solicit, vote for or otherwise support any alternative offer, restructuring, liquidation, workout or plan of compromise or arrangement or reorganization of or for the Company, including any proceeding under the CBCA, other legislation or otherwise, that is inconsistent with the Recapitalization Transaction and the CBCA Plan, except with the prior written consent of the Company; (f) to support, and to instruct their respective Advisors to support all motions filed by the Company in the CBCA Proceedings that are consistent with and in furtherance of the Recapitalization Transaction and the CBCA Plan and, if requested by the Company, provide commercially reasonable assistance to the Company in obtaining any required regulatory approvals and/or required material third party approvals to effect the Recapitalization Transaction, in each case at the expense of the Company; (g) subject to Sections 14 and 16 hereof, to allow the Company, in good faith cooperation with the Consenting Debtholders, to disclose the existence and factual details of this Support Agreement with respect to any public disclosure, including, without limitation, press releases and court materials, and the filing of this Support Agreement on SEDAR and/or EDGAR and with the Court in connection with the CBCA Proceedings; and (h) that this Support Agreement shall in no way be construed to preclude a Consenting Debtholder from acquiring additional Secured Debt or Unsecured Debt (collectively, “Additional Debt”) or Existing Shares (“Additional Shares”) that are not otherwise subject to this Support Agreement; provided, however, that any and all such Additional Debt and Additional Shares shall automatically and immediately upon acquisition by a Consenting Debtholder be deemed to constitute Relevant Secured Debt or Relevant Unsecured Debt, as applicable (and together with all accrued and unpaid interest and any other amount that such Consenting Debtholder is entitled to claim in respect of such Additional Debt

11 shall be deemed to constitute Relevant Debt) and Relevant Shares, respectively, of the Consenting Debtholder hereunder subject to the terms of this Support Agreement, and to the extent such acquisition is for Additional Debt and/or Additional Shares in excess of 5% of such Consenting Debtholder’s Relevant Debt or Relevant Shares immediately prior to such acquisition, the Consenting Debtholder hereby agrees to provide written notice to the Company advising of (i) the acquisition by the Consenting Debtholder of Additional Debt or Additional Shares, (ii) the principal amount of Additional Debt or the number of Additional Shares acquired by the Consenting Debtholder, as applicable, and (iii) the date of such acquisition, reasonably promptly following any such acquisition. 5. Concordia Parties’ Covenants and Agreements Subject to, and in consideration of, the matters set forth in Section 4 above, each Concordia Party (jointly and severally) acknowledges, covenants and agrees: (a) to the Recapitalization Transaction Terms; (b) to pursue the completion of the Recapitalization Transaction in good faith by way of the CBCA Plan on the timetable set forth herein, and not to take any action that is inconsistent with the terms of this Support Agreement; (c) that the Company shall file the CBCA Plan on a timely basis consistent with the terms and conditions of this Support Agreement, recommend to any Person entitled to vote on the CBCA Plan that they vote to approve the CBCA Plan and take all reasonable actions necessary to obtain any regulatory approvals for the Recapitalization Transaction and to achieve the following timeline with respect to the CBCA Proceedings (which timeline may be extended at any time as agreed by the Company and the Majority Initial Consenting Debtholders): (i) filing the application in the CBCA Proceedings seeking the Interim Order by no later than May 2, 2018; (ii) obtain entry of the Interim Order by the Ontario Court by no later than May 2, 2018; (iii) commence solicitation procedures with respect to the CBCA Plan on or before May 30, 2018; (iv) the CBCA Plan shall have been approved by the Ontario Court pursuant to the Final Order by no later than August 17, 2018; (v) the Recapitalization Transaction shall have been implemented pursuant to the CBCA Plan on or prior to the Outside Date; and (vi) comply with the timelines and terms set forth in Schedule F and Schedule G, as applicable.

12 (d) to provide draft copies of all motions or applications and other documents with respect to the Recapitalization Transaction and the CBCA Plan that the Company intends to file with the Court in connection with the CBCA Proceedings to the Advisors at least three (3) Business Days prior to the date when the Company intends to file or otherwise disseminate such documents (or, where circumstances make it impracticable to allow for three (3) Business Days’ review, with as much opportunity for review and comment as is practically possible in the circumstances, but in no event less than two (2) Business Days’ review unless otherwise agreed by the Majority Initial Consenting Debtholders), and all such filings and other documents submitted to the Court shall be in a form consistent with this Support Agreement and the Term Sheet and otherwise acceptable to the Majority Initial Consenting Debtholders, acting reasonably; (e) to not, without the prior written consent of the Majority Initial Consenting Debtholders, amend, modify, replace, terminate, repudiate, disclaim or waive any rights under or in respect of (i) its Material Contracts (other than as expressly required by such Material Contracts, by this Support Agreement or in the ordinary course of performing their obligations under such Material Contracts) in any manner that would reasonably be expected to be material, or (ii) this Support Agreement (except as permitted by the terms hereof); (f) to promptly notify the Advisors of any claims threatened or brought against it which may impede or delay the consummation of the Recapitalization Transaction or the CBCA Plan; (g) to not, without the prior written consent of the Majority Initial Consenting Debtholders, enter into or agree to any settlement, settlement proposal, commitment, commitment proposal or otherwise settle (i) any outstanding claim, litigation, proceeding or action in excess of $500,000 in the aggregate, or (ii) with any regulatory authority or Governmental Entity (including, for greater certainty, the UK Competition and Markets Authority) in respect of any investigation into any Concordia Party; (h) to promptly notify the Advisors if, at any time before the Effective Time, it becomes aware that any material application for a regulatory approval or any other material order, registration, consent, filing, ruling, exemption or approval under applicable laws contains a statement which is materially inaccurate or incomplete or of information that otherwise requires an amendment or supplement to such application, and the Company shall co-operate in the preparation of such amendment or supplement as required; (i) to be liable to and to indemnify and hold harmless the Consenting Debtholders and their respective subsidiaries and affiliates, and their respective officers, directors, employees, advisors, legal counsel and agents (each an “Indemnified Party”) from and against any and all liabilities, claims, actions, proceedings, losses (other than indirect loss), costs, damages and expenses of any kind (including, without limitation, the reasonable costs of defending against any of the

13 foregoing, but excluding any and all liabilities, claims, actions, proceedings, losses, costs, damages and expenses of any kind that are attributable to gross negligence, fraud, willful misconduct, breach of applicable Law or this Support Agreement of or, by any Indemnified Party as determined by the final, non- appealable judgment of a court of competent jurisdiction) to which any Indemnified Party may become subject or may suffer or incur in any way in relation to or arising from a breach by any Concordia Party of any of its obligations, covenants, representations or warranties hereunder, and, to the extent that such claims arise directly or indirectly in connection with the CBCA Plan, the Recapitalization Transaction or any proceedings commenced with respect to the CBCA Plan or the Recapitalization Transaction, any other claim, litigation, investigation, actions or matters related directly or indirectly to the CBCA Plan or the Recapitalization Transaction, regardless of whether any Indemnified Party is a party thereto and whether or not the transactions contemplated hereby are consummated, and to reimburse each Indemnified Party promptly upon demand for all documented legal and other expenses reasonably incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuit, investigation, claim or other proceeding relating to any of the foregoing (including, without limitation, in connection with the enforcement of the indemnification obligations set forth herein); (j) to not: (i) materially increase compensation or severance entitlements or other benefits payable (including, for greater certainty, Bonus Payments) to Key Personnel, including by way of a key employee incentive plan, (ii) materially increase compensation or severance entitlements or other benefits payable (including, for greater certainty, Bonus Payments) to all or substantially all of the employees of the Concordia Parties or any of their respective direct or indirect subsidiaries or affiliates, or (iii) take or omit to take any action (A) that would entitle any person to any bonus, lump sum, change of control, severance, retention or other payment any time prior to the last date that such person would be entitled to receive such payment in accordance with a binding written agreement with the Company (entered into prior to the date hereof or otherwise as required in accordance with applicable Law) or (B) to otherwise secure or guarantee any such payment; (k) to comply with the terms and covenants of the Secured Debt Documents other than any terms and covenants that may be breached: (i) as a result of (A) the commencement and/or continuation of the CBCA Proceedings; and (B) the pursuit of the Recapitalization Transaction, including the entering into of any related documents, as specifically contemplated by this Support Agreement; or (ii) pursuant to the terms of the Preliminary Interim Order; (l) except with the prior written consent of the Majority Initial Consenting Debtholders, to operate its business in the ordinary course of business, having regard to its current financial condition and to not enter into, amend or terminate any Material Contract;

14 (m) to not, except with the prior written consent of the Majority Initial Consenting Debtholders, enter into any agreement for any acquisition or divestiture by the Company or any of its direct or indirect subsidiaries or affiliates of any of its assets or business with a purchase price that exceeds $5 million; (n) except with the prior written consent of the Majority Initial Consenting Debtholders, or as specifically permitted by this Support Agreement and the Recapitalization Transaction, to not: (i) prepay, redeem prior to maturity, defease, repurchase or make other prepayments in respect of any non-revolving indebtedness; (ii) other than in the ordinary course of business (including, without limitation, the cash collateral agreements described in the Disclosure Letter) consistent with past practice, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any indebtedness of any kind whatsoever; (iii) create, incur, assume or otherwise cause or suffer to exist or become effective any new lien, charge, mortgage, hypothec or security interest of any kind whatsoever on, over or against any of their assets or property (except for any lien, charge, mortgage, hypothec or security interest that is incurred in the ordinary course of business and that is not material); or (iv) except in connection with the ordinary cash management procedures between the Company and its direct and indirect subsidiaries and affiliates or any intercompany dividends or distributions made that are consistent with past practice, declare or pay any dividends or distributions on or in respect of any shares in the Company or any of its direct or indirect subsidiaries or affiliates or redeem, retract, purchase or acquire any of such shares, provided that no such dividends or distributions shall be made to an entity that is not subject to the security interests held by the Secured Debtholders; (o) (i) to promptly notify the Advisors of any resignation of, or leave of absence taken by, any Key Personnel; and (ii) to not, without the prior written consent of the Majority Initial Consenting Debtholders, such consent not to be unreasonably withheld, (A) remove or take any action towards removing any Key Personnel or (B) appoint any individual who would constitute Key Personnel or take any action towards replacing any Key Personnel; (p) to promptly notify the Advisors upon becoming aware of any claims threatened in writing or brought against it in excess of $5 million in the aggregate; (q) to promptly notify the Advisors of (i) any event, condition, or development that has resulted in the inaccuracy or breach of any representation or warranty, covenant or agreement contained in this Support Agreement made by or to be complied with by any Concordia Party in any material respect; or (ii) any material change in any of the information provided by or on behalf of the Concordia Parties to the Consenting Debtholders or the Advisors in connection with the transactions contemplated by this Support Agreement, the Recapitalization Transaction or the CBCA Plan; provided that with respect to the foregoing, if an Advisor reasonably determines that such notification should be provided to the Consenting Debtholders, such Advisor may provide such notification to the

15 Consenting Debtholders, with the Company’s prior written consent, not to be unreasonably withheld; provided further that if such notification provided by the Advisor to the Consenting Debtholders is reasonably determined by the Consenting Debtholder, based on advice from its Advisors and in consultation with the Company and its advisors, to include material non-public information, such information shall be publicly disclosed by the Company upon the written request of such Advisor within two (2) Business Days. In the event that the Company fails to disclose such information in accordance with the preceding sentence or any Consenting Debtholder believes, acting reasonably, that such information restricts it from purchasing or selling securities of the Company without violating applicable securities laws, then the Company hereby agrees that such Consenting Debtholder may publicly disclose such information through a press release or other means; provided that, such Consenting Debtholder shall first provide a draft of any such proposed disclosure to the Company at least two (2) Business Days prior to such disclosure and any such disclosure shall reflect the reasonable comments of the Company that such Consenting Debtholder deems appropriate in its good faith discretion; (r) to not, except pursuant to the CBCA Plan, amalgamate, consolidate with or merge into, transfer or sell all, substantially all, or a material portion of their assets to, another entity, or change the nature of its business or its corporate or capital structure; (s) to provide, upon reasonable request and with reasonable prior notice, the Advisors with reasonable access to the books and records of the Company and their subsidiaries and affiliates (other than books or records that are subject to solicitor- client privilege or other type of privilege, as applicable) for review in connection with the Recapitalization Transaction, in each case in accordance with, and only to the extent permitted or required by, the terms of any confidentiality agreements with the Company; (t) the Company shall use commercially reasonable efforts to the extent possible under applicable Laws to maintain a listing on a Designated Offshore Securities Market and its status as a reporting company in the United Stated under Section 12 of the Securities Exchange Act of 1934; (u) the Company agrees to use commercially reasonable efforts to cause the registrar and transfer agent to remove any legend on a share certificate required by the U.S. Securities Act to permit sales made in reliance on Rule 904 of Regulation S upon delivery of a signed declaration in form attached as Schedule B to the Subscription Agreement, along with any other documents reasonably requested by the registrar or the transfer agent, and the Company agrees to implement similar procedures for any shares held through the Canadian Depository for Securities or the Depositary Trust Company; (v) to not, except (i) as permitted by this Support Agreement; or (ii) with the prior written consent of the Majority Initial Consenting Debtholders, commence,

16 consummate an agreement to commence, make, solicit, assist, initiate, encourage, facilitate, propose, file, initiate any discussions or negotiations regarding any alternative offer, restructuring, liquidation, workout or plan of compromise or arrangement, reorganization under Chapter 11, the CBCA, other legislation or otherwise; (w) to the extent deemed necessary or advisable by the Company, with the prior written consent of the Majority Consenting Private Placement Parties, or to the extent deemed necessary or advisable by the Majority Consenting Private Placement Parties, acting reasonably, the Concordia Parties will commence recognition proceedings in respect of the CBCA Plan under applicable foreign Laws to obtain a recognition or equivalent order (including an enforcement order) in respect of the CBCA Plan under such applicable foreign Laws, subject to all filings, pleadings, motions and orders made in any such proceeding being in form and substance acceptable to Majority Consenting Private Placement Parties, and provided that, any permissions and waivers that apply to the CBCA Proceedings in accordance with this Support Agreement, shall apply equally to any such recognition proceedings; (x) to the extent that the Company (acting reasonably) consults with the Private Placement Parties under the Subscription Agreement and resolves to convert certain of the Company's direct or indirect U.S. incorporated subsidiaries into a limited liability company which at all times will be treated as a disregarded entity for US tax purposes, then the Company shall, using commercially reasonable efforts, convert such direct or indirect subsidiaries into Delaware limited liability companies prior to the Effective Date; (y) to pay in full in cash the reasonable and documented fees and expenses of (i) the Advisors in accordance with the terms of their respective agreements with the Company; and (ii) Osler, Hoskin & Harcourt LLP, White & Case LLP, Bennett Jones LLP, Paul, Weiss Rifkind, Wharton & Garrison LLP and Ashurst LLP within six (6) Business Days following the date of execution of this Support Agreement in accordance with any outstanding invoices issued in connection with services rendered to any Initial Consenting Debtholder prior to the date hereof; and (z) that the total principal amount of the claims in respect of the Swap Agreement forming part of the Secured Debtholder Claims shall be in the amount of USD$114,431,046, which amount shall apply for all purposes in the CBCA Proceedings and any Alternative Implementation Processes. 6. Negotiation of Documents (a) Subject to the terms and conditions of this Support Agreement, the Parties shall reasonably cooperate with each other and shall coordinate their activities (to the extent practicable) in respect of (i) the timely satisfaction of conditions with respect to the effectiveness of the Recapitalization Transaction and the CBCA

17 Plan as set forth herein and therein and otherwise ancillary thereto, (ii) all matters concerning the implementation of the Recapitalization Transaction and the CBCA Plan as set forth herein and therein and otherwise ancillary thereto, and (iii) the pursuit and support of the Recapitalization Transaction and the CBCA Plan. Furthermore, subject to the terms and conditions of this Support Agreement, each of the Parties shall take such actions as may be reasonably necessary to carry out the purposes and intent of this Support Agreement, including making and filing any required regulatory filings, in each case at the expense of the Company. (b) Subject to the terms and conditions of this Support Agreement, to the extent the Support Agreement has not been terminated in accordance with its terms, each Party hereby covenants and agrees (i) to reasonably cooperate and negotiate in good faith, and consistent with this Support Agreement, the Definitive Documents and all ancillary documents relating thereto, as applicable, and (ii) to the extent it is a party thereto, to execute, deliver and perform its obligations under such documents. 7. Alternative Implementation Process (a) In the event that the CBCA Conditions are not satisfied in accordance with their terms on or prior to August 17, 2018 (or such other date as may be agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably), or it is otherwise determined by Concordia, the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties that the Recapitalization Transaction shall not be implemented pursuant to the CBCA Plan in the CBCA Proceedings for any reason, then: (i) to the extent that, within three (3) Business Days of the CBCA Conditions not being satisfied, Concordia sends a written notice to the Advisors requesting that the Concordia Parties implement the Recapitalization Transaction through the CCAA Proceedings and, only to the extent that within three (3) Business Days of receipt of such request, the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties each consent in writing to such request, such consent being in their sole and absolute discretion, the Concordia Parties may elect to implement the Recapitalization Transaction pursuant to CCAA Proceedings before the Ontario Court in accordance with the terms and timeline set forth herein and in Schedule F hereto; or (ii) the Concordia Parties may elect to implement the Recapitalization Transaction through Chapter 11 Process before the Bankruptcy Court in accordance with the terms and timeline set forth herein and in Schedule G hereto. (b) In the event that the Company commences the CCAA Proceedings or the Chapter 11 Process (collectively, the “Alternative Implementation Processes” and each

18 an “Alternative Implementation Process”) in accordance with Section 7(a) above, then: (i) the Recapitalization Transaction shall be implemented on substantially the same terms as set forth in this Support Agreement, the Term Sheet, the CBCA Plan and the Subscription Agreement, with any necessary amendments as the structure and implementation of the Recapitalization Transaction may reasonably require pursuant to an Alternative Implementation Process and as Concordia, the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties may agree, each acting reasonably, and in accordance with the terms and timelines contained in Schedule F or Schedule G, as applicable; (ii) all references to the “CBCA Plan” contained herein shall be interpreted to mean a CCAA Plan or Chapter 11 Plan, as applicable; (iii) all references to the “CBCA Proceedings” contained herein shall be interpreted to mean the CCAA Proceedings or the Chapter 11 Process, as applicable; (iv) all references to the “Interim Order” contained herein shall be interpreted to mean such order of the applicable Court in the Alternative Implementation Process calling for meetings of the Secured Debtholders and the Unsecured Debtholders, to consider and vote in respect of the Recapitalization Transaction, as applicable or approving the adequacy of the Disclosure Statement with respect to a Chapter 11 Plan and the related solicitation materials and procedures; (v) all references to the “Court” contained herein shall be interpreted to mean the court having jurisdiction in the Alternative Implementation Process, being the Ontario Court or the Bankruptcy Court, as applicable; (vi) all references to the “Final Order” contained herein shall be interpreted to mean the order of the Court having jurisdiction in the Alternative Implementation Process approving the plan of compromise and arrangement or the plan of reorganization, as applicable, in the Alternative Implementation Process; and (vii) except as modified by this Section 7, the obligations of the Parties under this Support Agreement shall apply mutatis mutandis in the context of the Alternative Implementation Process. (c) Any and all votes with respect to the Recapitalization Transaction shall be binding to the extent the Company implements the Recapitalization Transaction through the CBCA Proceedings or the Chapter 11 Process in accordance with this Support Agreement. Any and all such votes shall not be binding to the extent the Company implements the Recapitalization Transaction pursuant to the CCAA unless the Majority Initial Consenting Debtholders and the Majority Consenting

19 Private Placement Parties have each granted prior written consent in their sole and absolute discretion to the commencement of the CCAA Proceedings in accordance with this Section 7. To the extent the Support Agreement terminates in accordance with its terms, then any and all such votes shall not be binding in any restructuring and shall be deemed withdrawn. 8. Conditions to the Consenting Debtholders’ Support Obligations Notwithstanding anything to the contrary contained in this Support Agreement and without limiting any other rights of the Consenting Debtholders hereunder, each Consenting Debtholder’s obligation to vote in favour of the CBCA Plan pursuant to Section 4(d)(i) hereof, shall be subject to the satisfaction of the following conditions, each of which may be waived, in whole or in part, by the Majority Initial Consenting Debtholders (provided that such conditions shall not be enforceable by a Consenting Debtholder, if any failure to satisfy such conditions results primarily from an action, error or omission by or within the control of such Consenting Debtholder, seeking enforcement): (a) each Concordia Party shall have executed this Support Agreement and delivered its signature page hereto to the Consenting Debtholders in accordance with Section 17(s); (b) the CBCA Plan and all Definitive Documents shall be in form and substance acceptable to the Majority Initial Consenting Debtholders; provided that: (A) the Subscription Agreement shall be in form and substance acceptable to the Company and the Majority Consenting Private Placement Parties, each acting reasonably, (B) the Governance Agreement shall be in form and substance acceptable to the Majority Consenting Private Placement Parties, and (C) the New Senior Secured Debt shall be in form and substance acceptable to the Majority Initial Consenting Secured Debtholders and the Majority Consenting Private Placement Parties; (c) all orders made and judgments rendered by any competent court of law and all rulings and decrees of any competent regulatory body, agent or official in respect of the CBCA Proceedings and the Recapitalization Transaction shall be satisfactory to Majority Initial Consenting Debtholders; (d) the Interim Order, the CBCA Plan, the proposed Final Order in respect of the CBCA Plan, and all other materials filed by or on behalf of the Company in the CBCA Proceedings shall have been filed (and, if applicable, issued) in form and substance acceptable to the Majority Initial Consenting Debtholders; (e) each Concordia Party shall have complied in all material respects with each covenant and obligation in this Support Agreement that is to be performed on or before the date that is three (3) Business Days prior to the Voting Deadline (subject to any agreed upon extension of the Milestones set out herein);

20 (f) there shall not exist or have occurred any Material Adverse Change from and after the date of this Support Agreement (or before the date of this Support Agreement if not disclosed in the Disclosure Letter); (g) the board of directors of each Subsidiary Guarantor shall have approved any guarantees required by the Recapitalization Transaction Terms in respect of the New Senior Secured Term Loan and the New Senior Secured Notes in form and substance acceptable to the Majority Initial Consenting Debtholders, the Company, and the relevant entity approving such guarantee, as applicable, each acting reasonably; (h) the representations and warranties of each Concordia Party set forth in this Support Agreement shall continue to be true and correct in all material respects (except for those representations and warranties which expressly include a materiality standard, which shall be true and correct in all respects giving effect to such materiality standard) at and as of the date hereof and at and as of the Effective Date (except to the extent such representations and warranties are by their terms given as of a specified date, in which case such representations and warranties shall be true and correct in all material respects as of such date), except as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Support Agreement; (i) there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application (other than a frivolous or vexatious application by a Person other than a Governmental Entity) shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction that restrains, impedes or prohibits (or if granted could reasonably be expected to restrain, impede or inhibit) the Recapitalization Transaction or any material part thereof or requires or purports to require a material variation of the Recapitalization Transaction; (j) the Company shall have made all scheduled payments of interest (at non-default rates unless otherwise contemplated by the Term Sheet) and amortization, as applicable, under the Secured Debt Documents, for certainty, without giving effect to any acceleration under the Secured Debt; (k) all actions taken by the Concordia Parties in furtherance of the Recapitalization Transaction and the CBCA Plan shall be consistent in all material respects with this Support Agreement; and (l) each Concordia Party shall have provided the Advisors with a certificate signed by an officer of such Concordia Party certifying compliance with the terms of this Section 8 as of the Voting Deadline.

21 9. Conditions to the Recapitalization Transaction (a) The Recapitalization Transaction shall be subject to the satisfaction of the following conditions prior to or at the Effective Time, each of which is for the mutual benefit of the Concordia Parties, on the one hand, and the Consenting Debtholders, on the other hand, and may be waived in whole or in part jointly by the Company on behalf of the Concordia Parties and the Majority Initial Consenting Debtholders (provided that such conditions shall not be enforceable by any Concordia Party or a Consenting Debtholder, as the case may be, if any failure to satisfy such conditions results primarily from an action, error or omission by or within the control of the Party seeking enforcement): (i) the CBCA Plan shall have been approved by (A) the Court; and (B) the requisite majority of affected creditors and, if applicable, shareholders, as and to the extent required by the Court and the CBCA; (ii) the Final Order (A) shall have been entered by the Court and (B) shall have become a final order, the implementation, operation or effect of which shall not have been stayed, varied in a manner not acceptable to the Company or the Majority Initial Consenting Debtholders, vacated or subject to pending appeal and as to which order any appeal periods relating thereto shall have expired; (iii) the CBCA Plan and all Definitive Documents shall be in form and substance acceptable to the Company and the Majority Initial Consenting Debtholders; provided that: (A) the Subscription Agreement shall be in form and substance acceptable to the Company and the Majority Consenting Private Placement Parties, each acting reasonably, (B) the Governance Agreement shall be in form and substance acceptable to the Company, acting reasonably, and the Majority Consenting Private Placement Parties, and (C) the New Senior Secured Debt shall be in form and substance acceptable to the Company, acting reasonably, the Majority Initial Consenting Secured Debtholders and the Majority Consenting Private Placement Parties; (iv) all disclosure documents (including the Information Circular), solicitation forms with respect to the CBCA Proceedings and the Chapter 11 Process and press releases in respect of the Recapitalization Transaction shall be in form and substance acceptable to the Company and the Majority Initial Consenting Debtholders, each acting reasonably; provided that, nothing herein shall prevent a Party from making public disclosure in respect of the Recapitalization Transaction to the extent required by applicable Law; (v) all required stakeholder, regulatory, Court approvals, consents, waivers and filings required to be made by the Concordia Parties shall have been obtained or made, as applicable, on terms satisfactory to the Company and the Majority Initial Consenting Debtholders, and copies of any and all

22 such approvals, consents and/or waivers shall have been provided to the Advisors; (vi) all filings that are required under applicable Laws in connection with the Recapitalization Transaction required to be made by the Concordia Parties shall have been made and any material regulatory consents or approvals that are required in connection with the Recapitalization Transaction shall have been obtained and, in the case of waiting or suspensory periods, such waiting or suspensory periods shall have expired or been terminated; (vii) there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the CBCA Plan that restrains, impedes or prohibits (or if granted would reasonably be expected to restrain, impede or prohibit), the Recapitalization Transaction or the CBCA Plan or any material part thereof or requires or purports to require a material variation of the Recapitalization Transaction Terms; (viii) the terms of the Management Incentive Plan shall be on the terms set out in the Term Sheet and as otherwise acceptable to Concordia and the Majority Initial Consenting Debtholders; (ix) the Director appointed pursuant to section 260 of the CBCA shall have issued a certificate of arrangement giving effect to the articles of arrangement in respect of the CBCA Plan; and (x) the Effective Date shall have occurred no later than the Outside Date. (b) The obligation of the Concordia Parties to complete the Recapitalization Transaction and the other transactions contemplated hereby are subject to Section 11 hereof and to the satisfaction of the following conditions prior to or at the Effective Time, each of which is for the benefit of the Concordia Parties and may be waived, in whole or in part, by the Company on behalf of the Concordia Parties (provided that such conditions shall not be enforceable by the Concordia Parties if any failure to satisfy such conditions results primarily from an action, error or omission by or within the control of any Concordia Party): (i) the Consenting Debtholders shall have complied in all material respects with each covenant and obligation in this Support Agreement that is to be performed by them on or before the Effective Date; (ii) the representations and warranties of the Consenting Debtholders set forth in this Support Agreement shall be true and correct in all material respects(except for those representations and warranties which expressly include a materiality standard, which shall be true and correct in all

23 respects giving effect to such materiality standard) at and as of the date hereof and at and as of the Effective Date with the same force and effect as if made at and as of such date, except (A) that representations and warranties that are given as of a specified date shall be true and correct in all material respects as of such date and (B) as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Support Agreement; and (iii) each of the conditions set forth Sections 7(a) and 7(c) of the Subscription Agreement shall have been satisfied or waived (other than those conditions which by their terms are to be satisfied or can be validly waived at the Effective Time). (c) The obligations of the Consenting Debtholders to complete the Recapitalization Transaction and the other transactions contemplated hereby and the consummation of the Recapitalization Transaction are subject to the satisfaction of the following conditions prior to or at the Effective Time, each of which is for the benefit of the Consenting Debtholders and may be waived, in whole or in part, by the Majority Initial Consenting Debtholders (provided that such conditions shall not be enforceable by the Consenting Debtholders if any failure to satisfy such conditions results solely from an action, error or omission by or within the control of the Consenting Debtholder seeking enforcement): (i) the Company shall have (A) achieved the Milestones on or before the applicable dates set forth herein, and (B) complied in all material respects with each covenant and obligation in this Support Agreement and the Subscription Agreement that is to be performed by them on or before the Effective Date; (ii) the representations and warranties of the Concordia Parties set forth in this Support Agreement shall be true and correct in all material respects as of the Effective Date with the same force and effect as if made at and as of such date, except (A) that representations and warranties that are given as of a specified date shall be true and correct in all material respects as of such date and (B) as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Support Agreement; (iii) the Final Order, the CBCA Plan, the other Definitive Documents and all orders made and judgments rendered by any competent court of law, and all rulings and decrees of any competent regulatory body, agent or official in relation to the CBCA shall be in form and substance satisfactory to the Majority Initial Consenting Debtholders; provided that: (A) the Subscription Agreement shall be in form and substance acceptable to the Company and the Majority Consenting Private Placement Parties, each acting reasonably, (B) the Governance Agreement shall be in form and substance acceptable to the Company, acting reasonably, and the Majority

24 Consenting Private Placement Parties, and (C) the New Senior Secured Debt shall be in form and substance acceptable to the Company, acting reasonably, the Majority Initial Consenting Secured Debtholders and the Majority Consenting Private Placement Parties; (iv) all actions taken by the Concordia Parties in furtherance of the Recapitalization Transaction and the CBCA Plan shall be consistent in all material respects with the CBCA Plan and this Support Agreement; (v) there shall not exist or have occurred any Material Adverse Change from and after the date of this Support Agreement (or before the date of this Support Agreement if not disclosed in the Disclosure Letter); (vi) the composition and size of the Concordia Board as of the Effective Date shall be satisfactory to the Majority Consenting Private Placement Parties; (vii) the Company shall have made all scheduled payments of interest (at non- default rates unless otherwise contemplated by the Term Sheet) and amortization, as applicable, under the Secured Debt Documents, for certainty, without giving effect to any acceleration under the Secured Debt; (viii) the board of directors of each Subsidiary Guarantor shall have approved any guarantees required by the Recapitalization Transaction Terms in respect of the New Senior Secured Term Loan and New Senior Secured Notes in form and substance acceptable to the Majority Initial Consenting Debtholders, the Company, and the relevant entity approving such guarantee, as applicable, each acting reasonably; (ix) there shall have been no appointment of any new Key Personnel, unless such appointment, including its terms, is on terms satisfactory to the Majority Initial Consenting Debtholders, acting reasonably; (x) the reasonable and documented outstanding fees and expenses of the Advisors shall have been paid in full in cash in accordance with their agreements with the Company, provided that the Advisors shall have provided the Company with invoices for all such fees and expenses at least three (3) Business Days prior to the Effective Date; (xi) following the implementation of the CBCA Plan, Concordia shall (A) be a company incorporated under the CBCA or such other corporate statute as may be agreed by the Company, acting reasonably, and the Majority Consenting Private Placement Parties and (B) remain a public company and (i) any common shares issued as part of the Recapitalization Transaction (“New Common Shares”) shall be freely tradable under applicable Canadian Securities Laws (provided that the trade is not a “control distribution” as defined in Canadian Securities Laws, no unusual effort is made to prepare the market or to create a demand for the security

25 that is the subject of the trade, no extraordinary commission or consideration is paid to a person or company in respect of the trade, and if the selling security holder is an insider or officer of the issuer, the selling security holder has no reasonable grounds to believe that the issuer is in default of Canadian Securities Laws), (ii) the New Common Shares (other than the Private Placement Shares) shall be freely transferable under applicable U.S. Securities Laws (other than by “affiliates” as defined in Rule 144 under the U.S. Securities Act (or persons that have been “affiliates” (as so defined) within 90 days of the Effective Date)), and (iii) all common shares of Concordia (including, for greater certainty, the New Common Shares) shall be conditionally approved for trading on the TSX or on another Designated Offshore Securities Market acceptable to the Majority Consenting Private Placement Parties, subject only to receipt of customary final documentation; (xii) the Subscription Agreement shall be in full force and effect and shall not have been terminated with respect to all parties thereto in accordance with its terms; (xiii) all securities of the Company and any affiliated or related entities that are to be formed in connection with the Recapitalization Transaction, when issued and delivered, shall be duly authorized, validly issued and fully paid and non-assessable; (xiv) the Company shall have executed and delivered the Governance Agreement in form and substance acceptable to the Company, acting reasonably, and the Majority Consenting Private Placement Parties and all governance matters involving Concordia shall be satisfactory to the Majority Consenting Private Placement Parties; (xv) the Company shall not have less than $200 million in cash on hand immediately following the Effective Time, provided that (A) the Company shall be entitled to add back all professional fees incurred in connection with the Recapitalization Transaction for the purposes of determining its cash on hand in accordance with this Section 9(c)(xv), (B) to the extent that the economic terms of the Recapitalization Transaction are amended or varied, the $200 million threshold shall be adjusted on a corresponding basis, and (C) the $200 million threshold shall be adjusted to account for any demonstrable adverse business effects on the Concordia Entities that may arise or result from the commencement of an Alternative Implementation Process; provided that, the Company shall for purposes of this section have not less than $175 million in cash on hand immediately following the applicable effective date following any adjustments on account of subclause (C) above; (xvi) each of the conditions set forth Sections 7(a) and 7(b) of the Subscription Agreement shall have been satisfied or waived (other than those

26 conditions which by their terms are to be satisfied or can be validly waived at the Effective Time); (xvii) to the extent that recognition proceedings have been commenced pursuant to Section 5(w), the Concordia Parties shall have obtained, where available, the applicable recognition or equivalent orders sought in any such proceedings; and (xviii) each Concordia Party shall have provided the Advisors with a certificate signed by an officer of such Concordia Party certifying compliance with the terms of this Section 9 as of the Effective Date. 10. Releases The Parties agree that there shall be usual and customary releases in connection with the implementation of the Recapitalization Transaction under the CBCA Proceedings to be effective as of the Effective Date (the “Releases”) pursuant to the CBCA Plan and the Final Order. The Releases shall provide, inter alia, that Concordia and all of its direct and indirect subsidiaries, the Consenting Debtholders, the Trustees and Agents, and each of the foregoing Persons’ respective current and former directors, officers, managers, partners, employees, auditors, financial advisors, legal counsel and agents (collectively, the “Released Parties”) shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations and claims of any kind or nature whatsoever (other than liabilities or claims attributable to any of Released Party’s gross negligence, fraud or willful misconduct as determined by the final, non- appealable judgment of a court of competent jurisdiction) arising on or prior to the Effective Date in connection with the Existing Equity, the Secured Debt, the Secured Debt Documents, the Unsecured Debt, the Unsecured Debt Documents, the Two Year Equity Bridge Credit and Guaranty Agreement, the Unsecured Debt Settlement, the Recapitalization Transaction, the CBCA Plan, the CBCA Proceedings, this Support Agreement, the Subscription Agreement and any of the transactions contemplated herein, and any other actions or matters related directly or indirectly to the foregoing, provided that the Released Parties shall not be released from or in respect of any of their respective obligations under this Support Agreement, the Subscription Agreement, the CBCA Plan, or any document ancillary to the foregoing. 11. Superior Transaction (a) Except as otherwise expressly provided in this Section 11 or with the prior written consent of the Majority Initial Consenting Debtholders, the Concordia Parties shall not, and shall not cause or allow any other subsidiaries or affiliates, agents or representatives to, directly or indirectly, commence, consummate an agreement to commence, make, seek, solicit, assist, initiate, encourage, facilitate, propose, file, support, or initiate any discussions or negotiations regarding any alternative offer, restructuring, sale of assets, merger, workout, plan of arrangement or plan of reorganization other than the CBCA Plan.

27 (b) Notwithstanding Section 11(a) or any other provision of this Support Agreement, to the extent the Company receives a bona fide unsolicited written proposal, it is permitted to negotiate and enter into a transaction (a “Superior Transaction”) in respect of any such proposal, if following receipt of legal and financial advice and after consulting with the Advisors, and having regard to the extent of Secured Debtholder and Unsecured Debtholder support that may exist for any such Superior Transaction and the requisite Secured Debtholder and Unsecured Debtholder approvals that would be required to implement such Superior Transaction, the Concordia Board determines that such proposal (a) would reasonably be expected to result in a transaction more favourable to the Company and its debtholders than the Recapitalization Transaction, (b) such Superior Transaction will provide that the Secured Debtholders shall, in respect of their Secured Debt, be repaid the principal amount of the Secured Debt in full in cash plus any accrued interest (at the default rate from the date of the Preliminary Interim Order), and any fees and expenses payable to them as part of the Recapitalization Transaction, and (c) such Superior Transaction will provide that the Unsecured Debtholders shall, in respect of their Unsecured Debt, receive consideration greater in value to that payable to them under the CBCA Plan and any fees and expenses payable to them as part of the Recapitalization Transaction. The Company shall, as soon as practicable, and in any event, within 48 hours, notify the Advisors (orally at first and then in writing) if it receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to a Superior Transaction, of such alternative inquiry, proposal or offer, including the identity of the Person making such inquiry, proposal or offer and the material terms and conditions thereof and copies of all material or substantive documents received in respect of, from or on behalf of any such Person. The Company shall keep the Advisors promptly and fully informed of the status of developments and discussions and negotiations with respect to such inquiry or offer, including any material changes, modifications or other amendments thereto. (c) If at any time following the execution of this Support Agreement and prior to the Final Order having been obtained, the Company receives a request for material non-public information, or to enter into discussions, from a Person that proposes to the Company an unsolicited bona fide written proposal that did not result from a breach of this Agreement (and which has not been withdrawn) and the Company determines, in good faith after consultation with its outside financial and legal advisors, that such proposal constitutes or could reasonably be expected to constitute or lead to a Superior Transaction (disregarding, for the purposes of such determination, any due diligence access condition to which such proposal is subject), then, and only in such case, the Company may: (i) provide the Person making such proposal with, or access to, information regarding the Company and its subsidiaries, but only to the extent that the Advisors had previously been, or are concurrently, provided with, or access to, the same information; and/or

28 (ii) enter into, participate in, facilitate and maintain discussion or negotiations with, and otherwise cooperate with or assist, the Person making such proposal with respect to such proposal, if, and only if: (iii) the Company has entered into a confidentiality agreement on market terms that will preserve the confidentiality of information provided by the Company if the alternative proposal does not proceed; and (iv) the Company has been, and continues to be, in compliance in all material respects with this Section 11. (d) Prior to termination of this Support Agreement, including pursuant to Section 12, the Company shall not enter into any agreement with respect to a Superior Transaction other than the confidentiality agreement set out above. 12. Termination (a) This Support Agreement (and, for certainty, any Joinder Agreement) may be terminated by the Majority Initial Consenting Secured Debtholders (provided that, the Secured Debt held by any Breaching Debtholders shall be excluded when determining whether the Majority Initial Consenting Secured Debtholders are entitled to terminate this Support Agreement pursuant to this Section 12(a)), in their sole discretion, by providing written notice to the Company in accordance with Section 17(s) hereof: (i) if the Company fails to meet any of the Milestones on or before the applicable dates set forth herein; (ii) if any Concordia Party publicly recommends, enters into a written agreement to pursue, or directly or indirectly proposes, supports, assists, solicits or files a motion or pleading seeking approval of, a Superior Transaction or breaches the terms of Section 11 herein; (iii) if any Concordia Party takes any action materially inconsistent with this Support Agreement or fails to comply with, or defaults in the performance or observance of, in all material respects, any term, condition, covenant or agreement set forth in this Support Agreement that, if capable of being cured, is not cured within three (3) Business Days after receipt of written notice of such failure or default; (iv) if any representation, warranty or acknowledgement of any Concordia Party made in this Support Agreement shall prove untrue in any material respect as of the date when made that, if capable of being cured, is not cured within three (3) Business Days after receipt of written notice of such failure or default;

29 (v) upon the issuance of any preliminary or final decision, order or decree by a Governmental Entity, the making of an application to any Governmental Entity, or the commencement of an action or investigation by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the CBCA Plan, which restrains, prohibits or materially impedes the Recapitalization Transaction or the CBCA Plan; (vi) if the CBCA Proceedings (other than to comply with Section 7 hereof) or the Alternative Implementation Process, as applicable, are dismissed or a receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator or administrator is appointed with respect to any Concordia Party, unless such appointment is made with the prior written consent of the Majority Initial Consenting Debtholders; (vii) the amendment or modification of, the filing of a motion or pleading by any Concordia Party seeking to amend or modify, the Recapitalization Transaction Terms or the CBCA Plan or any material document or order relating thereto, unless such amendment, modification, or filing is acceptable to the Majority Initial Consenting Debtholders; (viii) if any Concordia Party files a motion or pleading seeking an order disallowing, subordinating, avoiding or recharacterizing claims or interests held by any Consenting Debtholder in respect of the Secured Debt; (ix) (i) any of the conditions set forth in Section 8 are not satisfied or waived by the Voting Deadline or (ii) any of the conditions set forth in Section 9 are not satisfied or waived by the Outside Date; (x) if any court of competent jurisdiction has entered a final non-appealable judgment or order declaring this Support Agreement or any material portion thereof to be unenforceable; or (xi) if the Recapitalization Transaction has not been completed and/or the CBCA Plan has not been implemented by the Outside Date, in each case unless the event giving rise to the termination right is waived or cured in accordance with the terms hereof. (b) This Support Agreement (and, for certainty, any Joinder Agreement) may be terminated by the Majority Initial Consenting Unsecured Debtholders (provided that, the Unsecured Debt held by any Breaching Debtholders shall be excluded when determining whether the Majority Initial Consenting Unsecured Debtholders are entitled to terminate this Support Agreement pursuant to this Section 12(b)), in their sole discretion, by providing written notice to the Company in accordance with Section 17(s) hereof: (i) if the Company fails to meet any of the Milestones on or before the applicable dates set forth herein;

30 (ii) if any Concordia Party publicly recommends, enters into a written agreement to pursue, or directly or indirectly proposes, supports, assists, solicits or files a motion or pleading seeking approval of, a Superior Transaction or breaches the terms of Section 11 herein; (iii) if any Concordia Party takes any action materially inconsistent with this Support Agreement or fails to comply with, or defaults in the performance or observance of, in all material respects, any term, condition, covenant or agreement set forth in this Support Agreement that, if capable of being cured, is not cured within three (3) Business Days after receipt of written notice of such failure or default; (iv) if any representation, warranty or acknowledgement of any Concordia Party made in this Support Agreement shall prove untrue in any material respect as of the date when made that, if capable of being cured, is not cured within three (3) Business Days after receipt of written notice of such failure or default; (v) upon the issuance of any preliminary or final decision, order or decree by a Governmental Entity, the making of an application to any Governmental Entity, or the commencement of an action or investigation by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the CBCA Plan, which restrains, prohibits or materially impedes the Recapitalization Transaction or the CBCA Plan; (vi) if the CBCA Proceedings (other than to comply with Section 7 hereof) or the Alternative Implementation Process, as applicable, are dismissed or a receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator or administrator is appointed with respect to any Concordia Party, unless such appointment is made with the prior written consent of the Majority Initial Consenting Debtholders; (vii) the amendment or modification of, the filing of a motion or pleading by any Concordia Party seeking to amend or modify, the Recapitalization Transaction Terms or the CBCA Plan or any material document or order relating thereto, unless such amendment, modification, or filing is acceptable to the Majority Initial Consenting Debtholders; (viii) if any Concordia Party files a motion or pleading seeking an order disallowing, subordinating, avoiding or recharacterizing claims or interests held by any Consenting Debtholder in respect of the Unsecured Debt; (ix) (i) any of the conditions set forth in Section 8 are not satisfied or waived by the Voting Deadline or (ii) any of the conditions set forth in Section 9 are not satisfied or waived by the Outside Date;

31 (x) if any court of competent jurisdiction has entered a final non-appealable judgment or order declaring this Support Agreement or any material portion thereof to be unenforceable; or (xi) if the Recapitalization Transaction has not been completed and/or the CBCA Plan has not been implemented by the Outside Date, in each case unless the event giving rise to the termination right is waived or cured in accordance with the terms hereof. (c) This Support Agreement may be terminated by the Company on behalf of the Concordia Parties, by providing written notice to the Consenting Debtholders in accordance with Section 17(s) hereof, provided that the Company is not in default hereunder, upon the occurrence and continuation of any of the following events: (i) if at any time the Consenting Debtholders that are party to this Support Agreement hold in the aggregate less than 662/3% of the principal amount of outstanding Secured Debt; (ii) if at any time the Consenting Debtholders that are party to this Support Agreement hold in the aggregate less than 50% of the principal amount of outstanding Unsecured Debt; (iii) if Concordia enters into an agreement supporting a Superior Transaction as permitted under Section 11 hereof; (iv) upon the issuance of any final decision, order or decree by a Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the CBCA Plan, which restrains, impedes or prohibits the Recapitalization Transaction or the CBCA Plan; or (v) if the Recapitalization Transaction has not been completed and/or the CBCA Plan has not been implemented by the Outside Date. (d) This Support Agreement may be terminated by the Company on behalf of the Concordia Parties as to a breaching Consenting Debtholder (the “Breaching Debtholder”) only, by providing written notice to such Breaching Debtholder in accordance with Section 17(s) hereof, in exercise of its sole discretion and provided that the Concordia Parties are not in default hereunder, upon the occurrence and continuation of any of the following events: (i) if such Breaching Debtholder has taken any action inconsistent with this Support Agreement or failed to comply with, or defaulted in the performance or observance of, in all material respects, any term, condition, covenant or agreement set for in this Support Agreement that, if capable of being cured, is not cured within five (5) Business Days after receipt of written notice of such failure or default; or

32 (ii) any representation, warranty or acknowledgement of such Breaching Debtholder made in this Support Agreement shall prove untrue in any material respect as of the date when made, and the Breaching Debtholder shall thereupon no longer be a Consenting Debtholder. (e) In the event of any waiver, change, modification, or amendment to this Support Agreement that disparately and adversely affects the recoveries or treatment of such Consenting Debtholder compared to the recoveries or treatment set forth in the Term Sheet (other than in proportion to the amount of Relevant Debt or Relevant Shares held by such Consenting Debtholder), then any Consenting Debtholder that objects to such waiver, change, modification or amendment may, within five (5) Business Days of receiving notice of such waiver, change, modification or amendment, terminate such Consenting Debtholder’s obligations under this Support Agreement upon five (5) Business Days’ notice to the other Parties hereto and shall thereupon no longer be a Consenting Debtholder. (f) This Support Agreement may be terminated at any time by mutual written consent of the Company and the Majority Initial Consenting Debtholders. (g) This Support Agreement shall terminate automatically: (i) on the Effective Date upon implementation of the CBCA Plan; (ii) upon the commencement of a CCAA Proceeding without having obtained the prior written consent of each of the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties; (iii) on the date the Subscription Agreement ceases to be in full force and effect or has been terminated with respect to all parties thereto in accordance with its terms; (iv) on August 31, 2018, to the extent the CBCA Conditions have not been satisfied and the Company has not commenced the CCAA Proceedings or the Chapter 11 Process, in each case, in accordance with Section 7 herein; or (v) to the extent applicable, upon the failure to satisfy any Milestone set forth in Schedule F and Schedule G except to the extent any such Milestone has been waived or extended by the Majority Initial Consenting Debtholders and/or the Majority Consenting Private Placement Parties, as applicable. (h) The Concordia Parties hereby consent to the termination of this Support Agreement if terminated in accordance with Sections 12(a), 12(b) or 12(g) (except for 12(g)(i)) herein and hereby waive any application of the stay of proceedings granted in the CBCA Proceedings (or, for greater certainty, any stay of proceedings granted in the CCAA Proceedings or the automatic stay of

33 proceedings in effect upon the filing of any Chapter 11 Process) on any such termination. 13. Effect of Termination (a) Subject to paragraph 13(c) below, this Support Agreement, upon its termination, shall be of no further force and effect, and each Party hereto shall be automatically and simultaneously released from its commitments, undertakings, covenants, and agreements under or related to this Support Agreement, and each Party shall have the rights and remedies that it would have had it not entered into this Support Agreement and shall be entitled to take all actions, whether with respect to the Recapitalization Transaction or otherwise, that it would have been entitled to take had it not entered into this Support Agreement. Upon the termination of this Support Agreement, any and all votes submitted in respect of the CBCA Plan will be deemed to be withdrawn and shall have no effect in any other restructuring proceeding involving the Concordia Parties. (b) Each Party shall be responsible and shall remain liable for any breach of this Support Agreement by such Party occurring prior to the termination of this Support Agreement. (c) Notwithstanding the termination of this Support Agreement pursuant to Section 12, the agreements and obligations of the Parties in Sections 5(i), 5(y) (solely with respect to any fees and expenses incurred on or prior to the date of such termination), 5(z), 14 and 17 hereof shall survive such termination and shall continue in full force and effect for the benefit of the Parties in accordance with the terms hereof. Upon the occurrence of any termination of this Support Agreement, any and all votes, consents and proxies tendered by any Consenting Debtholder prior to such termination shall be deemed, for all purposes, to be withdrawn, and null and void from the first instance and shall not be considered or otherwise used in any manner by the Parties in connection with the Recapitalization Transaction, this Support Agreement, an Alternative Implementation Process, or otherwise. 14. Confidentiality Notwithstanding anything to the contrary in this Support Agreement, no information with respect to the principal amount of Relevant Secured Debt or Relevant Unsecured Debt or the number of Relevant Shares held or managed by any individual Consenting Debtholder or the identity of any individual Consenting Debtholder shall be disclosed by the Company or any of its direct or indirect subsidiaries or affiliates, without the prior written consent of each such Consenting Debtholder, provided, however, that such information may be disclosed: (A) to the directors, executives, senior management, auditors, employees, financial advisors and legal advisors (collectively, its “Representatives”) of the Company and its affiliates, provided that each such Representative (i) needs to know such information for purposes of the Recapitalization Transaction, (ii) is informed of this confidentiality provision and the confidential nature

34 of such information, and (iii) agrees to act in accordance with the terms of this confidentiality provision; and (B) in response to, and to the extent required (as determined by the Company following advice of the Company’s legal counsel) by applicable Law, by any stock exchange rules on which its securities or those of any of its affiliates are traded, by any Governmental Entity or by any subpoena or other legal process, including, without limitation, by any court of competent jurisdiction or applicable rules, regulations or procedures of a court of competent jurisdiction; provided that, if it or any of its Representatives is required to disclose the identity or specific holdings of the Consenting Debtholder in the manner set out in the preceding sentence, the Company shall provide the applicable Consenting Debtholder with prompt written notice of any such requirement (including a written copy of the proposed disclosure), to the extent legally permissible, and the Company shall reasonably cooperate with such Consenting Debtholder (at such Consenting Debtholder’s sole expense) in seeking a protective order or other appropriate remedy or waiver of compliance with such requirement; provided further that: (x) the principal amount of Relevant Secured Debt, Relevant Unsecured Debt and the number of Relevant Shares held collectively by all Consenting Debtholders in the aggregate from time to time may be set out in any public disclosure, including, without limitation, press releases and court materials, produced by the Company, all in form and substance satisfactory to the Company and the Majority Initial Consenting Debtholders, each acting reasonably, (y) the Company may disclose the identity of a Consenting Debtholder in any action to enforce the Term Sheet and/or this Support Agreement against such Consenting Debtholder (and only to the extent necessary to enforce the Term Sheet and/or this Support Agreement against such Consenting Debtholder), and (z) the Company may disclose in any of its proxy circulars the identity of, and number of Relevant Shares held by, a Consenting Debtholder that holds 10% of more of the Existing Shares to the extent required by applicable securities laws (as determined by the Company following advice of the Company’s legal counsel and in consultation with the Advisors). 15. Further Assurances (a) Subject to the terms and conditions of this Support Agreement, each Party shall take all such actions as are commercially reasonable, deliver to the other Parties such further information and documents and execute and deliver to the other Parties such further instruments and agreements as another Party shall reasonably request to consummate or confirm the transactions provided for in this Support Agreement, to accomplish the purpose of this Support Agreement or to assure to the other Party the benefits of this Support Agreement, including, the consummation of the Recapitalization Transaction in all cases at the expense of the Concordia Parties. (b) Each Party hereby agrees to execute any authorization or direction reasonably required by any trustee or agent under any Secured Debt Document or Unsecured Debt Document in order for such trustee or agent to release the guarantees and security granted by any Concordia Party under such Secured Debt Document or Unsecured Debt Document; provided that, such authorization or direction is in form and substance satisfactory to the Company and the Majority Initial

35 Consenting Debtholders, each acting reasonably; and provided further that, no Consenting Debtholder shall be required to grant any indemnity in connection with any such authorization or direction. 16. Public Announcements All public announcements made in respect of the Recapitalization Transaction shall be made solely by the Company, provided that such public announcements shall be in form and substance acceptable to the Majority Initial Consenting Debtholders and the Company, each acting reasonably. Notwithstanding the foregoing, nothing herein shall prevent a party from making public disclosure in respect of the Recapitalization Transaction to the extent required by applicable Law. 17. Miscellaneous (a) Notwithstanding anything herein to the contrary, this Support Agreement applies only to each Consenting Debtholder’s Relevant Debt and Relevant Shares (including any Additional Debt and Additional Shares in accordance with Section 4(h) hereof) and to each Consenting Debtholder solely with respect to its legal and/or beneficial ownership of, or its investment and voting discretion over, its Relevant Debt and Relevant Shares (including any Additional Debt and Additional Shares in accordance with Section 4(h) hereof), and not, for greater certainty, to any securities, loans or obligations that may be held by any client of such Consenting Debtholder whose funds or accounts are managed by such Consenting Debtholder where those funds or accounts are not otherwise subject to this Support Agreement (including, for greater certainty, where such funds or accounts become subject pursuant to any Transfer permitted under Section 4(b)(i)) hereof and, without limiting the generality of the foregoing, shall not apply to: (i) any securities, loans or other obligations that may be held, acquired or sold by, or any activities, services or businesses conducted or provided by, any group or business unit within, or fund, account of, a Consenting Debtholder or any affiliated entity of such Consenting Debtholder: (A) that has not been involved in and is not acting at the direction of or with knowledge of the Company’s affairs provided by any Person involved in the Recapitalization Transaction discussions; (B) that is on the other side of an information firewall with respect to the officers, partners and employees of such Consenting Debtholder who have been working on the Recapitalization Transaction and is not acting at the direction of or with knowledge of the Company’s affairs provided by any officers, partners and employees of such Consenting Debtholder who have been working on the Recapitalization Transaction or (C) disclosed by such Consenting Debtholder to the Company in writing on or prior to the date of this Support Agreement;

36 (ii) any securities, loans or other obligations that may be beneficially owned by clients of a Consenting Debtholder, including accounts or funds managed by the Consenting Debtholder; or (iii) any securities, loans or other obligations that may be beneficially owned by clients of a Consenting Debtholder that are not managed or administered by the Consenting Debtholder. (b) Subject to Section 17(a) hereof, nothing in this Support Agreement is intended to preclude a Consenting Debtholder from engaging in any securities transactions, subject to (i) compliance with applicable securities Laws and (ii) the agreements set forth herein with respect to the Consenting Debtholder’s Relevant Debt or Relevant Shares. (c) The headings in this Support Agreement are for reference only and shall not affect the meaning or interpretation of this Support Agreement. (d) Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders. (e) This Support Agreement (including the Term Sheet and the other schedules attached to this Support Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof; provided, however, that this Support Agreement does not alter or supersede any confidentiality or non- disclosure agreement between the Company and any of the Consenting Debtholders and/or their Advisors. No prior history, pattern or practice of sharing confidences among or between the Parties shall in any way affect or negate this understanding and agreement. (f) Unless as expressly otherwise set forth herein, this Support Agreement may be modified, amended, waived or supplemented as to any matter in writing (which may include e-mail) by the Company (on behalf of the Concordia Parties) and the Majority Initial Consenting Debtholders; provided that (a) any modification, amendment, waiver or change to the terms of this Section 17(f) shall require the prior written consent of each Consenting Debtholder; (b) any modification, amendment, waiver, or change to the definition of “Consenting Debtholder” shall require the prior written consent of each Consenting Debtholder; (c) any modification, amendment, waiver or change to the definition of “Majority Initial Consenting Unsecured Debtholder” shall require the prior written consent of each Initial Consenting Unsecured Debtholder; (d) any modification, amendment, waiver or change to the definition of “Majority Initial Consenting Secured Debtholder” shall require the prior written consent of each Initial Consenting Secured Debtholder; (e) any modification, amendment, waiver or change to the definition of “Majority Initial Consenting Debtholder” shall require the prior written consent of each Initial Consenting Secured Debtholder and each Initial

37 Consenting Unsecured Debtholder; (f) any modification, amendment, waiver or change to the definition of “Majority Consenting Private Placement Parties” shall require the prior written consent of each Private Placement Party; and (g) any modification, amendment, waiver or change to (i) the amount of the Obligations in respect of the Swap Agreement, (ii) Section 5(z) or (iii) the treatment of the Secured Debtholder Claims in respect of the Swap Agreement (if different than the treatment afforded to other Secured Debtholder Claims) shall require the prior written consent of the Secured Swap Lender. (g) No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise. (h) The Concordia Parties shall be entitled to rely on written confirmation (which may include email) from the Advisors, on behalf of the Consenting Debtholders that they represent, that the Majority Initial Consenting Debtholders have agreed, waived, consented to or approved a particular matter pursuant to this Support Agreement. The Consenting Debtholders shall be entitled to rely on written confirmation from Goodmans LLP (which may include email) that the Company has agreed, waived, consented to or approved a particular matter pursuant to this Support Agreement. (i) No Party shall have any responsibility by virtue of this Support Agreement for any trading by any other entity. No prior history, pattern, or practice of sharing confidences among or between the Parties shall in any way affect or negate this Support Agreement. (j) The Parties hereto acknowledge that this Support Agreement does not constitute an agreement, arrangement, or understanding with respect to acting together for the purpose of acquiring, holding, voting, or disposing of any equity securities of Concordia and the Consenting Debtholders do not constitute a “group” within the meaning of Rule 13d-5 under the U.S. Securities Exchange Act of 1934, as amended. Nothing contained herein or in any agreement contemplated hereby and no action taken by any Consenting Debtholder pursuant to this Support Agreement shall be deemed to constitute or to create a presumption by any of the Parties that the Consenting Debtholders are in any way acting in concert or as a “group” (or a joint venture, partnership or association), and no Concordia Party will assert any such claim with respect to such obligations or the transactions contemplated by this Support Agreement, and each Concordia Party acknowledges that none of the Consenting Debtholders are acting in concert or as a group with respect to such obligations or the transactions contemplated by this Support Agreement. Each Concordia Party acknowledges and each Consenting Debtholder confirms that it has independently participated in the negotiation of the transactions contemplated under this Support Agreement with the advice of counsel and advisors. For the avoidance of doubt, the Concordia Parties make this acknowledgement in connection with any actions taken by the Consenting

38 Debtholders in furtherance of the Recapitalization Transaction, including the negotiation of the Definitive Documentation. (k) In connection with any matter requiring approval, agreement, consent, waiver, request or other action of the Majority Initial Consenting Debtholders, the Majority Initial Consenting Secured Debtholders, or the Majority Initial Consenting Unsecured Debtholders under this Support Agreement, there is no requirement or obligation that such Parties agree among themselves with respect thereto and there is no agreement among such Parties with respect thereto. In connection with any such approval, agreement, consent, waiver, request or other action of the Majority Initial Consenting Debtholders, the Majority Initial Consenting Secured Debtholders, or the Majority Initial Consenting Unsecured Debtholders, each Party may, through its Advisors, confirm such approval, agreement, consent, waiver, request or other action. In connection with an approval, agreement, consent or waiver of the Majority Initial Consenting Debtholders, the Majority Initial Consenting Secured Debtholders, or the Majority Initial Consenting Unsecured Debtholders hereunder, Concordia will solicit such approval, agreement, consent or waiver independently from each Party or its Advisors. (l) It is understood and agreed that none of the Consenting Debtholders has any duty of trust or confidence in any form with any other Party or any creditors or other stakeholders of any Concordia Party and, except as expressly provided in this Support Agreement, there are no agreements, commitments or undertakings by, among or between any of them with respect to the subject matter hereof. (m) Any date, time or period referred to in this Support Agreement shall be of the essence except to the extent to which the Company (on behalf of the Concordia Parties) and the Majority Initial Consenting Debtholders agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence. (n) The agreements, representations and obligations of the Consenting Debtholders under this Support Agreement are, in all respects, several and not joint and several. (o) This Support Agreement shall be governed by, construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein (excluding any conflict of laws rule or principle which might refer such construction to the laws of another jurisdiction) and all actions or proceedings arising out of or relating to this Support Agreement shall be heard and determined exclusively in the courts of the Province of Ontario (except in the event that the Chapter 11 Process are commenced in accordance with Section 7, in which case the Bankruptcy Court shall have non-exclusive jurisdiction to hear all such actions or proceedings).

39 (p) It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Support Agreement and each non- breaching Party shall be entitled, in addition to any other remedy that may be available under applicable law, to specific performance and injunctive or other equitable relief as a remedy of any such breach, including an order by a court of competent jurisdiction requiring any Party to comply promptly with any of such obligations, without the necessity of proving the inadequacy of money damages as a remedy. Each Party hereby waives any requirement for the security or posting of any bond in connection with such remedies. (q) Unless expressly stated otherwise herein, this Support Agreement is intended to solely bind and inure to the benefit of the Parties and their respective successors, permitted assigns, heirs, executors, administrators and representatives. No other person or entity shall be a third party beneficiary hereof. (r) Except as otherwise set forth in Section 4(b), no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Support Agreement without the prior written consent of the other Parties hereto. (s) All notices, requests, consents and other communications hereunder to any Party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by facsimile, internationally-recognized overnight courier or email. All notices required or permitted hereunder shall be deemed effectively given: (i) upon personal delivery to the Party to be notified, (ii) when sent by facsimile or email if sent during normal business hours of the recipient, if not, then on the next Business Day of the recipient; or (iii) one (1) Business Day after deposit with an internationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All deliveries required or permitted hereunder shall be deemed effectively made: (A) upon personal delivery to the Party receiving the delivery; (B) one (1) Business Day after deposit with an internationally recognized overnight courier, specifying next day delivery, with written verification of receipt; or (C) upon receipt of delivery in accordance with instructions given by the Party receiving the delivery. Any Party may change the address to which notice should be given to such Party by providing written notice to the other Parties hereto of such change. The address, facsimile and email for each of the Parties shall be as follows: (i) If to the Company or the Concordia Parties at: Concordia International Corp. c/o Goodmans LLP 333 Bay Street, Suite 3400 Toronto, Ontario M5H 2S7 Attention: Robert J. Chadwick, Brendan O’Neill and Caroline Descours

40 Facsimile: 416.979.1234 Email: rchadwick@goodmans.ca boneill@goodmans.ca cdescours@goodmans.ca with a copy to: Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, 10036-6522 Attention: Paul D. Leake, Shana A. Elberg and Carl T. Tullson Facsimile: 212.735.2000 Email: paul.leake@skadden.com shana.elberg@skadden.com carl.tullson@skadden.com (ii) If to one or more of the Initial Consenting Secured Debtholders at: The address set forth for each applicable Initial Consenting Secured Debtholder on its signature page to this Support Agreement, with a required copy (which shall not be deemed notice) to: Osler, Hoskin & Harcourt LLP 100 King Street West, Suite 6200 Toronto, Ontario M5X 1B8 Attention: Marc Wasserman, Michael De Lellis and Martino Calvaruso Facsimile: 416.862.6666 Email: mwasserman@osler.com mdelellis@osler.com mcalvaruso@osler.com with a copy to: White & Case LLP 5 Old Broad Street London, UK EC2N 1DW Attention: Christian Pilkington and Ben Davies Facsimile: +44 20 7532 1001 Email: cpilkington@whitecase.com bdavies@whitecase.com

41 and 1221 Avenue of the Americas New York, NY 10020 Attention: Thomas E Lauria and Harrison Denman Facsimile: 212.354.8113 Email: tlauria@whitecase.com hdenman@whitecase.com (iii) If to one or more of the Initial Consenting Unsecured Debtholders at: The address set forth for each applicable Initial Consenting Unsecured Debtholder on its signature page to this Support Agreement, with a required copy (which shall not be deemed notice) to: Bennett Jones LLP 3400 One First Canadian Place, P.O. Box 130 Toronto, ON M5X 1A4 Attention: Kevin Zych and Sean Zweig Facsimile: 416.863.1716 Email: zychk@bennettjones.com zweigs@bennettjones.com with a copy to: Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 Attention: Andrew N. Rosenberg and Jacob A. Adlerstein Facsimile: 212.492.0142 Email: arosenberg@paulweiss.com jadlerstein@paulweiss.com and with a copy to: Ashurst LLP 5 Appold Street London, UK EC2A 2AG Attention: Giles Boothman and Amrit Khosa

42 Facsimile: +44.20.7638.1112 Email: giles.boothman@ashurst.com amrit.khosa@ashurst.com (t) If any term, provision, covenant or restriction of this Support Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions, including terms, covenants and restrictions, of this Support Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify this Support Agreement so as to effect the original intent of the Parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. (u) Except as explicitly provided for herein, and notwithstanding any termination of this Support Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair or restrict the ability of any Consenting Debtholder or any Concordia Party to protect and preserve its rights, remedies and interests (including, with respect to the Consenting Debtholders, their claims against the Concordia Parties), and each Party fully reserves any and all of its rights. Nothing herein shall be deemed an admission of any kind. (v) This Support Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement. [Remainder of Page Intentionally Left Blank]

Signature Page to Support Agreement IN WITNESS WHEREOF, each of the undersigned has caused this Support Agreement to be duly executed and delivered by its proper and duly authorized officer as of the date first written above. CONCORDIA INTERNATIONAL CORP. Per: (signed) “David Price” Name: David Price Title: Chief Financial Officer CONCORDIA HEALTHCARE (CANADA) LIMITED Per: (signed) “David Price” Name: David Price Title: Director CONCORDIA INVESTMENTS (JERSEY) LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director CONCORDIA FINANCING (JERSEY) LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director CONCORDIA PHARMACEUTICALS INC., S.A R.L Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director

Signature Page to Support Agreement CONCORDIA LABORATORIES INC., S.A R.L Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director AMDIPHARM HOLDINGS S.A R.L Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director AMDIPHARM AG Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director AMDIPHARM B.V. Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director AMDIPHARM LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director AMDIPHARM MERCURY HOLDCO UK LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director

Signature Page to Support Agreement AMDIPHARM MERCURY UK LTD Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director CONCORDIA HOLDINGS (JERSEY) LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director AMDIPHARM MERCURY INTERNATIONAL LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director CONCORDIA INVESTMENT HOLDINGS (UK) LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director MERCURY PHARMA GROUP LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director CONCORDIA INTERNATIONAL RX (UK) LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director

Signature Page to Support Agreement ABCUR AB Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director MERCURY PHARMACEUTICALS LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director FOCUS PHARMA HOLDINGS LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director FOCUS PHARMACEUTICALS LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director MERCURY PHARMA (GENERICS) LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director MERCURY PHARMACEUTICALS (IRELAND) LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director

Signature Page to Support Agreement MERCURY PHARMA INTERNATIONAL LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director

Signature Page to Support Agreement IN WITNESS WHEREOF, the undersigned has caused this Support Agreement to be duly executed and delivered by its proper and duly authorized officer as of the date first written above. Name of Consenting Debtholder: [Redacted in accordance with Section 14 of this Support Agreement] By: [Redacted] Name: Title: Jurisdiction of residence for legal purposes: [Redacted] Email: [Redacted] Address: [Redacted] Debt Documents Principal Amount Custodian or DTC Participant, if applicable Term Loan Facilities issued October 21, 2015 [Redacted] [Redacted] Extended Bridge Loans issued October 21, 2015 [Redacted] [Redacted] 7.00% Senior Unsecured Notes due 2023 [Redacted] [Redacted] 9.50% Senior Unsecured Notes due 2022 [Redacted] [Redacted] 9.00% First Lien Senior Secured Notes due 2022 [Redacted] [Redacted] Swap Agreement [Redacted] [Redacted] Common Shares Number of Shares Custodian or DTC Participant, if applicable [Redacted] [Redacted] [Redacted]

SCHEDULE A Subsidiary Guarantors Concordia Investments (Jersey) Limited Concordia Financing (Jersey) Limited Concordia Pharmaceuticals Inc., S.a R.L Concordia Laboratories Inc., S.a R.L Amdipharm Holdings S.A R.L Amdipharm AG Amdipharm B.V. Amdipharm Limited Amdipharm Mercury Holdco UK Limited Amdipharm Mercury UK Ltd Concordia Holdings (Jersey) Limited Amdipharm Mercury International Limited Concordia Investment Holdings (UK) Limited Mercury Pharma Group Limited Concordia International Rx (UK) Limited Abcur AB Mercury Pharmaceuticals Limited Focus Pharma Holdings Limited Focus Pharmaceuticals Limited Mercury Pharma (Generics) Limited Mercury Pharmaceuticals (Ireland) Limited Mercury Pharma International Limited

SCHEDULE B DEFINITIONS “7.00% Unsecured Notes Indenture” means the Indenture for 7.00% Senior Unsecured Notes dated April 21, 2015 by and among Concordia, the guarantors party thereto, and the 7.00% Unsecured Notes Trustee, as amended, modified and/or supplemented from time to time. “7.00% Unsecured Notes Trustee” means U.S. Bank National Association, in its capacity as trustee under the 7.00% Unsecured Notes Indenture, and any successor thereof. “9.50% Unsecured Notes” means the 9.50% Unsecured Notes due 2022 issued under the 9.50% Unsecured Notes Indenture. “9.50% Unsecured Notes Indenture” means the Indenture for 9.50% Senior Unsecured Notes dated October 21, 2015 by and among Concordia, the guarantors party thereto, and the 9.50% Unsecured Notes Trustee, as amended, modified and/or supplemented from time to time. “9.50% Unsecured Notes Trustee” means U.S. Bank National Association, in its capacity as trustee under the 9.50% Unsecured Notes Indenture, and any successor thereof. “Additional Cash Amount” has the meaning given to it in the Term Sheet. “Additional Debt” has the meaning given to it in Section 4(h). “Additional Shares” has the meaning given to it in Section 4(h). “Advisors” means, collectively, (i) the Initial Consenting Secured Debtholders Advisors and (ii) the Initial Consenting Unsecured Debtholders Advisors. “Affiliate” of any Person shall mean any Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, that, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. “Agents” has the meaning given to it in the Term Sheet. “Alternative Implementation Process” and “Alternative Implementation Processes” has the meaning given to it in Section 7(b). “Anti-Corruption Laws” means all applicable laws, rules, and regulations of any applicable jurisdiction from time to time relating to anti-bribery, anti-corruption, or improper payments, including the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, and the Corruption of Foreign Public Officials Act (Canada).

- 2 - “Bankruptcy Court” means United States Bankruptcy Court for the Southern District of New York. “Bonus Payments” means all bonus payments, retention payments, incentive compensation payments, service award payments, or other similar payments payable by any of Concordia or any of its direct and indirect subsidiaries or affiliates to any of Concordia’s or its direct and indirect subsidiaries’ or affiliates’ current or past directors, officers, employees or senior managers, in connection with the transactions contemplated by this Support Agreement or otherwise. “Breaching Debtholder” has the meaning given to it in Section 12(d). “Business Day” means each day, other than a Saturday or Sunday or a statutory or civic holiday, on which banks are open for business in Toronto, Ontario. “Canadian Securities Commissions” means, collectively, the applicable securities commissions or regulatory authorities in each of the provinces of Canada. “Canadian Securities Laws” means, collectively, and, as the context may require, the applicable securities laws of each of the provinces of Canada, and the respective regulations and rules made under those securities laws together with all applicable policy statements, instruments, blanket orders and rulings of the Canadian Securities Commissions and all discretionary orders or rulings, if any, of the Canadian Securities Commissions made in connection with the transactions contemplated by this Support Agreement together with applicable published policy statements of the Canadian Securities Administrators, as the context may require. “Cash Pay-down” has the meaning given to it in the Term Sheet. “CBCA” has the meaning given to it in the preamble hereto. “CBCA Conditions” means that (a) the Shareholder Approval shall have been obtained, or the Ontario Court shall approve the CBCA Plan pursuant to sub-paragraph (b) below, notwithstanding that the Shareholder Approval has not been obtained, provided that such approval by the Ontario Court does not result in (x) a change to the economics of the CBCA Plan or the consideration payable to the Secured Debtholders and the Unsecured Debtholders pursuant to the CBCA Plan, or (y) the loss of Concordia’s listing on the TSX or such other recognized securities exchange as may be acceptable to Concordia and the Majority Consenting Private Placement Parties; and (b) the CBCA Plan shall have been approved by the Ontario Court pursuant to the Final Order by no later than August 17, 2018, and the Final Order shall include the Existing Equity Claims Relief or the Equity Claims relating to the period prior to the Effective Date shall have otherwise been addressed in a manner satisfactory to Concordia and the Majority Consenting Private Placement Parties by no later than August 17, 2018 (or such other date as may be agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably).

- 3 - “CBCA Plan” has the meaning given to it in the preamble hereto. “CBCA Proceedings” has the meaning given to it in the preamble hereto. “CCAA” means the Companies’ Creditors Arrangement Act (Canada). “CCAA Plan” means a plan of compromise and arrangement under the CCAA. “CCAA Proceedings” has the meaning given to it in the Term Sheet. “Chapter 11” means Chapter 11 of Title 11 of the United States Code. “Chapter 11 Plan” means a restructuring plan of reorganization under Chapter 11. “Chapter 11 Process” has the meaning given to it in the Term Sheet. “CHCL” has the meaning given to it in the preamble hereto. “Company” has the meaning given to it in the preamble hereto. “Concordia” has the meaning given to it in the preamble hereto. “Concordia Board” means the board of directors of Concordia. “Concordia Parties” has the meaning given to it in the preamble hereto. “Consenting Debtholders” means, collectively, the Consenting Secured Debtholders and the Consenting Unsecured Debtholders. “Consenting Secured Debtholders” means the Secured Debtholders that have executed and remain, at the relevant time, subject to this Support Agreement or a Joinder Agreement hereto. “Consenting Unsecured Debtholders” means the Unsecured Debtholders that have executed and remain, at the relevant time, subject to this Support Agreement or a Joinder Agreement hereto. “Contracts” means all agreements, contracts, leases (whether for real or personal property), purchase orders, undertakings, covenants not to compete, employment agreements, confidentiality agreements, licenses, instruments, obligations and commitments to which a Person is a party or by which a Person or any of its assets are bound or affected, whether written or oral. “Court” means the Ontario Court or the Bankruptcy Court, as applicable. “Definitive Documents” means all definitive agreements, court materials and other material documents in connection with the Recapitalization Transaction and the CBCA Proceedings

- 4 - and/or an Alternative Implementation Process (as applicable) and any and all amendments, modifications or supplements relating to any of the foregoing, including, without limitation and as applicable, this Support Agreement, the Subscription Agreement, the Governance Agreement, the CBCA Plan, the Interim Order, the Final Order, the order containing the Existing Equity Claims Relief, the New Senior Secured Debt, and all material applications, motions, pleadings, orders, rulings and other documents filed by the Company with the Court in the CBCA Proceedings or an Alternative Implementation Process (as applicable), the Information Circular and any other material documentation required in connection with the meetings of the Secured Debtholders and the Unsecured Debtholders, and if required, shareholders and all other material transaction documents relating to the Recapitalization Transaction and the CBCA Plan (including any new (or amended) articles of incorporation, by-laws and other constating documents of the Company). “Designated Offshore Securities Market” has the meaning given to that term in Rule 902 of Regulation S. “Disclosure Letter” means the disclosure letter delivered by the Company to the Consenting Debtholders concurrently with the execution of this Support Agreement. “Disclosure Statement” has the meaning given to it in Schedule G. “EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval System. “Effective Date” means the date on which the Recapitalization Transaction is implemented pursuant to the CBCA Plan, or, if an Alternative Implementation Process is commenced in accordance with Section 7, the date as specified in Schedule F or Schedule G, as applicable. “Effective Time” means the effective time of the CBCA Plan on the Effective Date. “Equity Claim” means an equity claim (as defined in section 2(1) of the CCAA) in respect of Concordia. “Existing Equity” means all Existing Shares and all options, warrants, rights or similar instruments derived from, relating to, or exercisable, convertible or exchangeable therefor. “Existing Equity Claims Relief” has the meaning given to it in the Term Sheet. “Existing Shares” means all existing common shares of Concordia on the Effective Date immediately prior the implementation of the Recapitalization Transaction. “Existing Shares Dilution” has the meaning given to it in the Term Sheet. “Export Controls” means all applicable laws, rules and regulations of any applicable jurisdiction controlling export and re-export of items, including the U.S. Export Administration Regulations and EU Dual-Use Regulation (Council Regulation 428/2009, as amended), including related UK and EU Member State laws, rules and regulations.

- 5 - “Final Order” means a final order of the Court pursuant to the CBCA that, inter alia, approves the CBCA Plan. “Governance Agreement” means that certain agreement among the Company and the Private Placement Parties with respect to certain governance matters and registration rights. “Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power. “IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis. “Indemnified Party” has the meaning given to it in Section 5(i). “Information” means all information set forth or incorporated in Concordia’s public disclosure documents filed on SEDAR since January 1, 2017 and publicly available prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosures of risks or other matters included in any “forward-looking statements”, disclaimers or other statements that are cautionary, predictive or forward-looking in nature). “Information Circular” means the notice of the meetings of Secured Debtholders, Unsecured Debtholders and shareholders for purposes of voting on the CBCA Plan, and accompanying management information circular in respect of the CBCA Plan, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent by the Company to securityholders in connection with the Recapitalization Transaction and the CBCA Plan, which Information Circular shall include the pre-packaged Chapter 11 plan of reorganization. “Initial Consenting Debtholders” means, collectively, the Initial Consenting Secured Debtholders and the Initial Consenting Unsecured Debtholders. “Initial Consenting Secured Debtholders” means, collectively, the Consenting Secured Debtholders that executed this Support Agreement on May 1, 2018 and are represented by the Initial Consenting Secured Debtholders Advisors as of the date hereof. “Initial Consenting Secured Debtholders Advisors” means, collectively, Osler, Hoskin & Harcourt LLP and White & Case LLP, as legal advisors, Houlihan Lokey Capital, Inc., as financial advisor, Deloitte LLP, as tax advisor, to the Initial Consenting Secured Debtholders.

- 6 - “Initial Consenting Unsecured Debtholders” means, collectively, the Consenting Unsecured Debtholders that executed this Support Agreement on May 1, 2018 and are represented by the Initial Consenting Unsecured Debtholders Advisors as of the date hereof. “Initial Consenting Unsecured Debtholders Advisors” means, collectively, Paul, Weiss Rifkind, Wharton & Garrison LLP, Bennett Jones LLP, and Ashurst LLP, as legal advisors, and Greenhill & Co., LLC, as financial advisor, to the Initial Consenting Unsecured Debtholders. “Insurance Policies” means, collectively, the current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workplace safety and insurance, workers compensation, vehicle, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by the Concordia Parties, including any insurance policies of Concordia available to pay insured claims in respect of Concordia or its current or former directors and officers. “Interim Order” means an interim order of the Ontario Court pursuant to the CBCA that, inter alia, approves the calling for separate meetings of the Secured Debtholders and the Unsecured Debtholders, and if required, shareholders, to consider and vote on the CBCA Plan. “Joinder Agreement” means a joinder agreement, in the form appended hereto at Schedule E, pursuant to which a Secured Debtholder or Unsecured Debtholder agrees, among other things, to be bound by and subject to the terms of this Support Agreement and thereby may become Consenting Debtholder. “Key Personnel” means, collectively (i) members of senior management, including senior executive officers, of each Concordia Party and each of their direct and indirect subsidiaries or affiliates, (ii) members of the board of directors of each Concordia Party and each of their direct and indirect subsidiaries or affiliates, and (iii) the other officers or employees of each Concordia Party and each of their direct and indirect subsidiaries or affiliates earning a salary of $200,000 or more per annum. “Knowledge of the Company” and similar phrases means the knowledge of any of the Chief Executive Officer of Concordia, the Chief Financial Officer of Concordia and the Chief Legal Officer and Secretary of Concordia after having made reasonable inquiry of appropriate and relevant internal persons at the applicable Concordia Parties, and any applicable documentation (which for greater certainty shall exclude this Support Agreement), and shall include the knowledge that such Persons would reasonably be expected to have if such reasonable inquiries were made. “Law” or “Laws” means any law, statute, constitution, treaty, convention, code, injunction, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States, the European Union and its Member States, or the United Kingdom, or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity.

- 7 - “Majority Consenting Private Placement Parties” has the meaning given to it in the Term Sheet. “Majority Initial Consenting Debtholders” means, each of (i) the Majority Initial Consenting Secured Debtholders and (ii) the Majority Initial Consenting Unsecured Debtholders. “Majority Initial Consenting Secured Debtholders” means, collectively, Initial Consenting Secured Debtholders holding in aggregate not less than half (50%) of the aggregate principal amount of Secured Debt held by all Initial Consenting Secured Debtholders. “Majority Initial Consenting Unsecured Debtholders” means, collectively, Initial Consenting Unsecured Debtholders holding in aggregate not less than half (50%) of the aggregate principal amount of Unsecured Debt held by all Initial Consenting Unsecured Debtholders. “Management Incentive Plan” means the new management incentive plan to be entered into in connection with the CBCA Plan, on such terms as agreed to among the Company and the Majority Initial Consenting Debtholders. “Material Adverse Change” means any event, change, circumstance or effect occurring up to and including the closing of the Recapitalization Transaction that would reasonably be expected to be or become, individually or in the aggregate, materially adverse to the Company and its subsidiaries (taken as a whole), or which would materially impair the Company’s ability to perform its obligations under this Support Agreement or have a materially adverse effect on or prevent or materially delay the consummation of the transactions contemplated by this Support Agreement, provided that none of the following shall constitute a Material Adverse Change: (a) any change in applicable accounting standards; (b) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (c) any change affecting any of the industries in which the Company operates, including changes in exchange rates or commodity prices; (d) any natural disaster; (e) any change resulting from the execution, announcement, or performance of the Term Sheet, this Support Agreement, the CBCA Plan or any other related agreement and the consummation of the Recapitalization Transaction; (f) any change in the market price or trading volume of any securities of the Company or any suspension of trading in securities generally on any securities exchange on which any securities of the Company trade, or the failure, in and of itself, of the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the underlying facts giving rise to or contributing to such change or failure may be taken into account in determining whether there has been a Material Adverse Change); or (g) any action taken by the Company in accordance with the CBCA Proceedings, Term Sheet, this Support Agreement or the CBCA Plan except in the cases of clauses (b), (c) or (d), to the extent that the Company, taken as a whole, is disproportionately affected as compared with other participants in the industries in which the Company operates. “Material Contract” means each Contract and other instrument or document (including any amendment to any of the foregoing) of the Company or any of its direct or indirect subsidiaries or affiliates:

- 8 - i. with any of the Key Personnel or with any affiliate of the Company or any of its direct or indirect subsidiaries or affiliates; ii. that in any way purports to materially restrict the business activity of the Company or any of its direct or indirect subsidiaries or affiliates or to limit the freedom of the Company or any of its direct or indirect subsidiaries or affiliates to engage in any line of business or to compete with any Person or in any geographic area or to hire or retain any Person in any material respect; iii. that is material to the businesses of the Company and its direct or indirect subsidiaries, taken as a whole; and iv. any other Contract, if a breach of such Contract could reasonably be expected to result in a Material Adverse Change. “Milestones” means those milestones set forth in Section 5(c) hereof or the timelines applicable to an Alternative Implementation Process in accordance with Section 7 as set forth in Schedule F and Schedule G (as the same may be amended pursuant to the terms of this Support Agreement). “MIP Dilution” has the meaning given to it in the Term Sheet. “New Common Shares” has the meaning given to it in Section 9(c)(xi). “New Senior Secured Debt” means, collectively, the New Senior Secured Term Loan and the New Senior Secured Notes. “New Senior Secured Notes” has the meaning given to it in the Term Sheet. “New Senior Secured Term Loan” has the meaning given to it in the Term Sheet. “Obligations” has the meaning given to it in the Term Sheet. “Ontario Court” has the meaning given to it in the preamble hereto. “Outside Date” means: (i) in respect of the CBCA Proceedings, September 30, 2018; (ii) in respect of the CCAA Proceedings commenced in accordance with Section 7, on a date agreed to by the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, in their sole and absolute discretion, or (iii) in respect of the Chapter 11 Process commenced in accordance with Section 7, 90 days after the Petition Date, each as applicable, or, in any case, such other date as the Company and the Majority Initial Consenting Debtholders may agree. “Party” or “Parties” has the meaning given to it in the preamble hereto. “Person” means an individual, a corporation, a partnership, a limited liability company, organization, trustee, executor, administrator, a trust, an unincorporated association, a

- 9 - Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body. “Petition Date” has the meaning given to in Schedule G. “Preliminary Interim Order” means the Preliminary Interim Order granted by the Ontario Court on October 20, 2017 in the CBCA Proceedings, as may be amended by the Ontario Court. “Private Placement Commitments” has the meaning given to it in the Term Sheet. “Private Placement Parties” has the meaning given to it in the Term Sheet. “Private Placement Shares” has the meaning given to it in the Term Sheet. “Pro-Rata Share” has the meaning given to it in the Term Sheet. “Recapitalization Transaction” has the meaning given to it in the preamble hereto. “Recapitalization Transaction Terms” has the meaning given to it in the preamble hereto. “Regulation S” means Regulation S as promulgated by the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute. “Released Parties” has the meaning given to it in Section 10. “Releases” has the meaning given to it in Section 10. “Relevant Debt” means, collectively, all Relevant Secured Debt, Total Secured Debt, Relevant Unsecured Debt and/or Total Unsecured Debt held by a Consenting Debtholder. “Relevant Secured Debt” has the meaning given to it in Section 2(a)(i). “Relevant Shares” has the meaning given to it in Section 2(a)(iii). “Relevant Unsecured Debt” has the meaning given to it in Section 2(a)(ii). “Representatives” has the meaning given to it in Section 14. “Sanctioned Country” means, at any time, a country, region or territory which is itself the subject or target of any Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea, and Syria). “Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or by the United Nations Security Council, the

- 10 - Canadian government, the European Union, any European Union Member State, or Her Majesty’s Treasury of the United Kingdom, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a) or (b). “Sanctions” means all economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or (b) the United Nations Security Council, Canadian government, the European Union, any European Union Member State, or Her Majesty’s Treasury of the United Kingdom. “Secured Debt” means, collectively, the debt outstanding under the Secured Debt Documents. “Secured Debt Documents” means, collectively: (i) the Secured Term Loan Agreement; (ii) the Indenture for 9.000% First Lien Senior Secured Notes Due 2022 dated October 13, 2016 by and among Concordia International Corp., the guarantors party thereto, and U.S. Bank National Association, as Trustee and as Collateral Agent; (iii) the Swap Agreement; and (iv) all related documentation, including, without limitation, all guarantee and security documentation, related to the foregoing. “Secured Debtholder Claims” has the meaning given to it in the Term Sheet. “Secured Debtholders” means, collectively, the holders of the Secured Debt, in their capacity as such. “Secured Notes Indenture” means the Indenture for 9.00% First Lien Senior Secured Notes dated October 13, 2016 by and among Concordia, the guarantors party thereto, and the Secured Notes Trustee, as amended, modified and/or supplemented from time to time. “Secured Notes Trustee” means U.S. Bank National Association, as Trustee and as Collateral Agent under the Secured Notes Indenture, and any successor thereof. “Secured Swap Lender” means Goldman Sachs International, the swap provider under the Swap Agreement, and any permitted assignee. “Secured Swap Settlement Agreement” means the Settlement Agreement entered into as of November 25, 2017 between Goldman Sachs International and Concordia. “Secured Term Loan Agent” has the meaning given to it in the Term Sheet. “Secured Term Loan Agreement” means the Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, Goldman Sachs Bank USA, as Administrative Agent and Collateral Agent, and the lenders party thereto.

- 11 - “SEDAR” means the System for Electronics Document Analysis and Retrieval. “Shareholder Approval” means the approval of the CBCA Plan by the requisite majority of votes cast by holders of Existing Shares, voting in person or by proxy at the shareholders’ meeting held pursuant to the Interim Order, as required pursuant to the Interim Order. “Subordinated Promissory Note” means the Non-Negotiable Subordinated Secured Promissory Note made by Concordia Healthcare Inc. in favor of Guillermo Herrera, dated December 20, 2013. “Subscription Agreement” has the meaning given to it in the Term Sheet. “Subsidiary Guarantors” has the meaning given to it in the preamble hereto. “Superior Transaction” has the meaning given to it in Section 11. “Support Agreement” has the meaning given to it in the preamble hereto. “Swap Agreement” means, collectively, (i) the International Swaps and Derivatives Association 2002 Master Agreement dated as of August 15, 2016 (as amended or supplemented, together with all schedules, annexes and exhibits thereto), between Goldman Sachs International and Concordia Investments (Jersey) Limited (the “ISDA”); and (ii) the Swap Confirmations entered into as of August 17, 2016 and November 8, 2016 between Goldman Sachs International and Concordia Investments (Jersey) Limited in accordance with the ISDA, each as modified by the Secured Swap Settlement Agreement. “Term Sheet” has the meaning given to it in the preamble hereto. “Total Secured Debt” has the meaning given to it in Section 2(a)(i). “Total Unsecured Debt” has the meaning given to it in Section 2(a)(ii). “Transfer” has the meaning given to it in Section 4(b)(i). “Trustees” means, collectively, the Secured Notes Trustee, the 7.00% Unsecured Notes Trustee, and the 9.50% Unsecured Notes Trustee. “TSX” means the Toronto Stock Exchange. “Two Year Equity Bridge Credit and Guaranty Agreement” means the Two Year Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, the administrative agent, and the lenders from time to time party thereto. “Unsecured Debt” means, collectively, the debt outstanding under the Unsecured Debt Documents.

- 12 - “Unsecured Debt Documents” means, collectively: (i) the Indenture for 7.000% Senior Unsecured Notes Due 2023 dated April 21, 2015 by and among Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, and U.S. Bank National Association, as Trustee; (ii) the Indenture for 9.500% Senior Unsecured Notes Due 2022 dated October 21, 2015 by and among Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, and U.S. Bank National Association, as Trustee; (iii) the Extended Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, Wilmington Trust, National Association, as Administrative Agent, and the lenders party thereto; (iv) the Subordinated Promissory Note; and (v) all related documentation, including, without limitation, all guarantee documentation, related to the foregoing; provided that the Company may elect to exclude the Subordinated Promissory Note from the Unsecured Debt Documents and address the Subordinated Promissory Note in a manner otherwise acceptable to the Company and the Majority Consenting Private Placement Parties. “Unsecured Debt Settlement” means the settlement and termination of the Two Year Equity Bridge Credit and Guaranty Agreement, as agreed to by Concordia and the lenders party thereto as of November 10, 2017. “Unsecured Debtholder Claims” has the meaning given to it in the Term Sheet. “Unsecured Debtholders” means, collectively, the holders of the Unsecured Debt, in their capacity as such. “Unsecured Equity Bridge Loan Agent” means Wilmington Trust, National Association, as Administrative Agent under the Unsecured Equity Bridge Loan Agreement, and any successor thereof. “Unsecured Equity Bridge Loan Agreement” means the Extended Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia, the guarantors party thereto, the Unsecured Equity Bridge Loan Agent, and the lenders party thereto, as amended, modified and/or supplemented from time to time. “U.S. Securities Act” means the United States Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute. “U.S. Securities Commission” means the United States Securities and Exchange Commission. “U.S. Securities Laws” means, collectively, the Sarbanes-Oxley Act of 2002 (“Sarbanes- Oxley”), the U.S. Securities Act, the U.S. Securities Exchange Act of 1934, as amended, the rules and regulations of the U.S. Securities Commission, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in Sarbanes-Oxley) promulgated or approved by the Public Company Accounting Oversight Board and, as applicable, the rules of the NASDAQ.

- 13 - “Voting Deadline” means the date on which votes are due in respect of the CBCA Plan, as established by the Interim Order in the CBCA Proceedings or an order to be entered in the Alternative Implementation Process, as the same may be amended by the order of the Court or by the Company with the prior written consent the Majority Initial Consenting Debtholders.

SCHEDULE C TERM SHEET [Attached]

CONCORDIA INTERNATIONAL CORP. RECAPITALIZATION TRANSACTION SUMMARY OF PRINCIPAL TERMS AND CONDITIONS This term sheet, dated as of May 1, 2018 (including the schedules attached hereto, the “Term Sheet”), describes the principal terms on which Concordia International Corp. (“Concordia”, and collectively with Concordia Healthcare (Canada) Limited (“CHCL”) and Concordia’s guarantor subsidiaries set forth on Schedule A hereto, the “Company”) and the Consenting Debtholders (as defined below) will complete a series of transactions in connection with certain indebtedness of the Company, consistent and in accordance with the terms and conditions set forth in this Term Sheet (collectively, the “Recapitalization Transaction”). Subject to the terms of the Support Agreement (as defined below), the Recapitalization Transaction will be effectuated pursuant to a restructuring plan (the “Plan”) to be implemented (i) pursuant to the proceedings commenced by Concordia and CHCL under the Canada Business Corporations Act (the “CBCA”) before the Ontario Superior Court of Justice (Commercial List) (the “Ontario Court”) on October 20, 2017 (the “CBCA Proceedings”), or (ii) in the event the Plan is not implemented pursuant to the CBCA Proceedings and subject to the terms and conditions set out in the Support Agreement and this Term Sheet, pursuant to an Alternative Implementation Process (as defined below).1 Capitalized terms used in this Term Sheet and not otherwise defined shall have the meanings set out in Section VII of this Term Sheet. This Term Sheet and the information contained herein is strictly private and confidential and is not to be disclosed in any manner whatsoever without the prior written consent of Concordia. This Term Sheet is for discussion and settlement purposes only and is subject to the provisions of Rule 408 of the Federal Rules of Evidence and other similar applicable state and federal rules of the United States and similar Canadian rules and laws. This Term Sheet is not an offer with respect to any securities or a solicitation of votes with respect to a Plan. This Term Sheet shall not be construed as (i) an offer capable of acceptance, (ii) a binding agreement of any kind, (iii) a commitment to enter into, or offer to enter into, any agreement, or (iv) an agreement to file any restructuring plan or commence any restructuring proceedings or consummate any transaction or to vote for or otherwise support any restructuring plan. This Term Sheet is subject to, among other things, negotiation and execution of definitive documentation. Notwithstanding the foregoing paragraph, it is intended that this Term Sheet would be appended to the definitive Support Agreement to be executed by Concordia and the Consenting Debtholders and filed by Concordia, together with the form of Support Agreement, on SEDAR and EDGAR, and, if applicable, filed, together with the form of Support Agreement, with the applicable Court in connection with the CBCA Proceedings or an Alternative Implementation Process, as applicable. 1 This Term Sheet does not purport to summarize all of the terms, conditions, representations, warranties and other provisions with respect to the transactions referred to herein, which transactions will be entered into on the basis of mutually satisfactory definitive documentation after, among other things, receipt of necessary internal and external approvals.

- 2 - I. RECAPITALIZATION TRANSACTION Exchange of Secured Debt and Extinguishment of Secured Debtholder Claims On the date of implementation of the Recapitalization Transaction (the “Effective Date”), all Obligations in respect of the Secured Debt and the Secured Debt Documents (collectively, the “Secured Debtholder Claims”) as of the Effective Date shall be irrevocably exchanged for: (i) cash in the amount equal to the aggregate amount of accrued and unpaid interest (calculated at the contract non-default rate or default rate, as applicable pursuant to the section titled “Determination of Claim Amounts”) outstanding on the Secured Debt as of the Effective Date; (ii) cash in the amount of $500 million (the “Cash Pay- down”); (iii) any Additional Cash Amount (as defined below); (iv) the New Senior Secured Term Loan and the New Senior Secured Notes (together, the “New Senior Secured Debt”); and (v) any Secured Debtholder Early Consent Cash Consideration (as defined below) to which any Early Consenting Secured Debtholders (as defined below) may become entitled as provided for herein. In full and final settlement of the Secured Debtholder Claims, the complete satisfaction, release and discharge of all guarantees and security pertaining to the Secured Debt, and the cancellation of the Secured Debt Documents (or amendment and restatement as provided for herein), each Secured Debtholder will become entitled to and shall receive: (A) cash in the amount equal to the amount of accrued and unpaid interest (calculated at the contract non- default rate or default rate, as applicable pursuant to the section titled “Determination of Claim Amounts”) outstanding as of the Effective Date on the Secured Debt held by such Secured Debtholder as of the Effective Date; (B) its Pro-Rata Share of the Cash Pay-down and of any

- 3 - Additional Cash Amount; (C) its Pro-Rata Share of the New Senior Secured Debt, in the form of the New Senior Secured Term Loan and/or the New Senior Secured Notes, subject to the allocations set out below; and (D) if such Secured Debtholder is an Early Consenting Secured Debtholder, its Secured Debtholder Early Consent Cash Consideration. Cash amounts to be paid to Secured Debtholders pursuant to the Plan in respect of Secured Debtholder Claims denominated in GBP may be paid, at the election of Concordia, with the consent of the Majority Initial Consenting Secured Debtholders, in US dollars and/or GBP. The aggregate amount of consideration payable to Secured Debtholders under the Plan shall equal (i) in respect of Secured Debtholders that are Early Consenting Secured Debtholders, subject to the terms hereof, an amount that is equal to (x) 93.3835% of the principal amount of such Secured Debtholders’ Secured Debtholders Claims (for certainty reduced by any unamortized original issue discount and excluding any make- whole premiums, redemption premiums or other similar premiums) taking into account their respective Pro-Rata Share of the Cash Pay-down and the New Senior Secured Debt and their applicable Secured Debtholder Early Consent Cash Consideration, plus (y) their respective Pro-Rata Share of any Additional Cash Amount, and (ii) in respect of Secured Debtholders that are not Early Consenting Secured Debtholders, an amount that is equal to (x) 88.3835% of the principal amount of such Secured Debtholders’ Secured Debtholders Claims (for certainty reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums) taking into account their respective Pro-Rata Share of the Cash Pay-down and the New Senior Secured Debt, plus (y) their respective Pro-Rata Share of any Additional Cash Amount. Each Secured Debtholder as of a record date determined by Concordia and the Majority Initial Consenting Debtholders (the “Record Date”) shall receive in respect of its Pro-Rata Share of the New Senior Secured Debt to be received on the Effective Date: (i) in respect of the Secured Debt held by such Secured Debtholder under the Secured Notes Indenture (the

- 4 - “Secured Notes Debt”), its Pro-Rata Share of the New Senior Secured Debt in the form of the New Senior Secured Notes; and (ii) in respect of the Secured Debt held by such Secured Debtholder under the Secured Term Loan Agreement and/or the Swap Agreement, its Pro- Rata Share of the New Senior Secured Debt in the form of the New Senior Secured Term Loan; provided, however, that each Secured Debtholder under the Secured Term Loan Agreement shall have the right, in respect of its Secured Debt under the Secured Term Loan Agreement (the “Secured Term Loan Debt”), to elect on or prior to the voting deadline for the Plan to receive all or a portion of its Pro-Rata Share of the New Senior Secured Debt in respect of its Secured Term Loan Debt in the form of New Senior Secured Notes. The aggregate principal amount of New Senior Secured Notes available for election pursuant to this paragraph (ii) shall not exceed the amount equal to $300 million less the principal amount of the New Senior Secured Notes allocated to the Secured Debtholders in respect of the Secured Notes Debt in paragraph (i) above (such amount, the “New Senior Secured Notes Allocation Amount”). In the event that the New Senior Secured Notes become oversubscribed (such that the elections of the New Senior Secured Note Electors (as defined below) total more than the New Senior Secured Notes Allocation Amount) by Secured Debtholders who, in respect of their respective Secured Term Loan Debt, elect to receive all or a portion of their Pro-Rata Share of the New Senior Secured Debt in the form of New Senior Secured Notes pursuant to paragraph (ii) above (the “New Senior Secured Note Electors”), such New Senior Secured Notes Electors shall be deemed to have made a partial election for the New Senior Secured Term Loan (on a pro-rata basis based on the principal amount of New Senior Secured Notes elected for by such New Senior Secured Note Electors) in an amount which reduces the New Senior Secured Notes allocated to the Secured Debtholders in respect of their Secured Term Loan Debt to an aggregate principal amount not exceeding the New Senior Secured Notes Allocation Amount.

- 5 - In the event the New Senior Secured Notes become undersubscribed (such that the elections of the New Senior Secured Note Electors total less than the New Senior Secured Notes Allocation Amount), Initial Consenting Unsecured Debtholders who are parties to the Support Agreement and hold any Secured Term Loan Debt shall be deemed pursuant to the Plan to have elected to receive on a pro-rata basis (based on the principal amount of Secured Term Loan Debt held by each such Initial Consenting Unsecured Debtholder divided by the aggregate principal amount of Secured Term Loan Debt held by all such Initial Consenting Unsecured Debtholders) any excess amount of New Senior Secured Notes as consideration with respect to their holdings of Secured Term Loan Debt (with a corresponding reduction in the amount of the New Senior Secured Term Loan such Initial Consenting Unsecured Debtholders would have otherwise been entitled to receive pursuant hereto); provided that no such Initial Consenting Unsecured Debtholder shall receive in respect of its Secured Term Loan Debt consideration in excess of 93.3835% of the principal amount of its Secured Term Loan Debt (for certainty, including the Cash Pay-down and Secured Debtholder Early Consent Cash Consideration, but not including the Additional Cash Amount). By the voting deadline for the Plan, with respect to the New Senior Secured Term Loans that each Secured Debtholder shall receive in accordance with the above paragraphs, each Secured Debtholder shall have the right to elect to receive: (i) a percentage of its New Senior Secured Term Loans to be issued to such Secured Debtholder as EUR New Senior Secured Term Loans (based on the EUR/USD Exchange Rate on the FX Date) (with the aggregate of such elected amounts, the “Elected EUR New Senior Secured Term Loan Amount”), and (ii) a percentage of its New Senior Secured Term Loans to be issued to such Secured Debtholder as USD New Senior Secured Term Loans; provided that: (i) if after the foregoing elections, the EUR New Senior Secured Term Loans exceed €400 million, then the Secured Debtholders that elected to receive all or a portion of their New Senior Secured Term Loans as EUR New Senior Secured Term Loans (the “EUR New Senior Secured Term Loan Electors”) shall be deemed to have made a partial election for USD New Senior Secured Term Loans (on a pro-rata basis based on the principal amount of EUR New Senior Secured Term Loans elected

- 6 - for by such EUR New Senior Secured Term Loan Electors) in an amount which reduces the EUR New Senior Secured Term Loans to an aggregate principal amount not exceeding €400 million; (ii) if after the foregoing elections, the EUR New Senior Secured Term Loans do not equal or exceed €300 million, then, any Secured Debtholder that fails to make such elections (each a “Non-Electing Secured Debtholder”), shall be deemed pursuant to the Plan to have elected to receive (i) its pro rata share (based on the principal amount of Secured Term Loan Debt and/or Secured Swap Claim Amount, as applicable, held by such Non-Electing Secured Debtholder divided by the aggregate principal amount of Secured Term Loan Debt and/or Secured Swap Claim Amount, as applicable, held by all Non-Electing Secured Debtholders) of the Non-Elected EUR New Senior Secured Term Loans, and (ii) any balance of its New Senior Secured Term Loans to be issued to such Secured Debtholder (if any) as USD New Senior Secured Term Loans; provided that no such Secured Debtholder shall receive in respect of its Secured Term Loan Debt consideration in excess of (i) 93.3835% of the principal amount of its Secured Term Loan Debt (for certainty, including the Cash Pay-down and Secured Debtholder Early Consent Cash Consideration, but not including the Additional Cash Amount) if such Secured Debtholder is an Early Consenting Secured Debtholder, or (ii) 88.3835% of the principal amount of its Secured Term Loan Debt (for certainty, including the Cash Pay-down, but not including the Additional Cash Amount) if such Secured Debtholder is not an Early Consenting Secured Debtholder; and (iii) if after the foregoing elections, the EUR New Senior Secured Term Loans are equal to or exceed €300 million, then each Non-Electing Secured Debtholder shall be deemed pursuant to the Plan to have elected to receive its New Senior Secured Term Loans in USD New Senior Secured Term

- 7 - Loans in full. Exchange of Unsecured Debt and Extinguishment of Unsecured Debtholder Claims On the Effective Date, all Obligations in respect of the Unsecured Debt and the Unsecured Debt Documents (collectively the “Unsecured Debtholder Claims”) as of the Effective Date shall be irrevocably exchanged for: (i) common shares of Concordia representing 7.97% of the outstanding common shares of Concordia immediately following the implementation of the Recapitalization Transaction (subject to MIP Dilution) (the “Unsecured Debt Exchange Shares”); (ii) any Reallocated Unsecured Shares (as defined below); and (iii) any Unsecured Debtholder Early Consent Shares (as defined below) to which any Early Consenting Unsecured Debtholders (as defined below) may become entitled as provided for herein. In full and final settlement of the Unsecured Debtholder Claims, the complete satisfaction, release and discharge of all guarantees pertaining to the Unsecured Debt, and the cancellation of the Unsecured Debt Documents, each Unsecured Debtholder will become entitled to and shall receive: (A) its Pro-Rata Share of the Unsecured Debt Exchange Shares; (B) its Pro-Rata Share of any Reallocated Unsecured Shares; and (C) if such Unsecured Debtholder is an Early Consenting Unsecured Debtholder, its Unsecured Debtholder Early Consent Shares. Determination of Claim Amounts The portions of the Secured Debtholder Claims and the Unsecured Debtholder Claims comprised of outstanding and unpaid interest shall be determined excluding any compound interest, and based on the contractual non-default interest rate applicable under the relevant Debt Documents and the outstanding principal amount of the applicable Obligations (not reduced by any unamortized original issue discount); provided that nothing in this Term Sheet shall constitute a waiver of any Secured Debtholder’s right to

- 8 - receive default rate interest: (i) to the extent that there has been a payment default with respect to any scheduled payments of interest (at contractual non-default rates) or amortization, as applicable, under the Secured Debt, for certainty, without giving effect to any acceleration under the Secured Debt that may have arisen from the commencement of the CBCA Proceedings or an Alternative Implementation Process, as applicable, or (ii) in the event that the Recapitalization Transaction does not occur. The principal amount of the Secured Debtholder Claims shall be determined based on the principal amount of such Obligations, reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums. The amount of Secured Debtholder Claims denominated in GBP shall be determined by converting the amount in GBP to US dollars based on the applicable exchange rate on the applicable date(s) as agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably; except that the Company shall have the right to elect, with the consent of the Majority Initial Consenting Secured Debtholders, to pay cash amounts that are to be paid to Secured Debtholders pursuant to the Plan in respect of Secured Debtholder Claims denominated in GBP in US dollars and/or GBP. The amount of unamortized original issue discount in respect of the Secured Debt shall be calculated on the basis as has been agreed to by Concordia and the Majority Initial Consenting Debtholders prior to the execution of the Support Agreement. The total principal amount of Secured Debtholder Claims under the Swap Agreement shall be USD$114,431,046 (the “Secured Swap Claim Amount”), which amount shall apply for all purposes in the CBCA Proceedings and any Alternative Implementation Process. Private Placement As part of the Recapitalization Transaction, certain parties (collectively, the “Private Placement Parties”) shall enter into a subscription agreement (the “Subscription Agreement”) concurrently with the execution of the Support Agreement pursuant to which the Private Placement Parties shall agree to purchase, in the aggregate, new common shares of Concordia equal to 87.69% of the outstanding common shares of Concordia immediately following the implementation of the Recapitalization Transaction (subject to MIP Dilution) (the “Private Placement Shares”) in exchange for the aggregate amount of $586.5 million

- 9 - pursuant to a private placement (the “Private Placement”). The amount of the Private Placement that each Private Placement Party agrees to subscribe for shall be set out in the Subscription Agreement (collectively, the “Private Placement Commitments”). As consideration for its Private Placement Commitment pursuant to the Subscription Agreement, each Private Placement Party shall earn upon the execution of the Subscription Agreement cash consideration equal to its pro rata share (based on its Private Placement Commitment) of $44 million (the “Private Placement Commitment Consideration”), subject to the terms of the Subscription Agreement. Within four (4) business days of the execution of the Subscription Agreement, Concordia or one of its subsidiaries shall fund an amount equal to the aggregate Private Placement Commitment Consideration into escrow, subject to terms and conditions acceptable to Concordia and the Majority Consenting Private Placement Parties. The Private Placement Commitment Consideration shall be payable to the Private Placement Parties on such terms and conditions as agreed to by Concordia and the Majority Consenting Private Placement Parties, as provided for in the Subscription Agreement and/or in an escrow agreement agreed to by Concordia and the Majority Consenting Private Placement Parties. The proceeds from the Private Placement shall be used as part of the consideration for the exchange of the Secured Debtholder Claims described under the section titled “Exchange of Secured Debt and Extinguishment of Secured Debtholder Claims”. The Private Placement will be implemented as part of the Recapitalization Transaction pursuant to the Plan. The Private Placement Parties shall not be entitled to assign their Private Placement Commitments to any other entity or individual without the prior written consent of Concordia and the Majority Consenting Private Placement Parties. Notwithstanding the foregoing, and subject to applicable securities laws, the Private Placement Parties will be entitled to assign their Private Placement Commitments to (a) any Affiliate, in such Private Placement Party’s sole and absolute discretion, and (b) any other Private Placement Party, subject to (i) providing prior written notice to Concordia at least three (3) business days prior to any such assignment and the Majority Consenting Private Placement Parties consulting with Concordia with respect to applicable securities law, stock exchange, regulatory and tax considerations, and after such consultation (ii) the prior written consent of the Majority

- 10 - Consenting Private Placement Parties, acting reasonably taking into account any applicable securities law, stock exchange, regulatory and tax matters; provided that no such assignments by Private Placement Parties may be made in the period that is ten (10) business days prior to the Effective Date. In the event that the Subscription Agreement is terminated only with respect to a Private Placement Party (but otherwise remains in place with respect to the other parties), such Private Placement Party’s Private Placement Commitment (and the corresponding Private Placement Commitment Consideration) shall be reallocated and/or reduced pursuant to the Subscription Agreement. The Private Placement Shares will be subject to a lock-up period of six (6) months from the Effective Date unless otherwise agreed by the Majority Consenting Private Placement Parties. The Private Placement Parties may transfer the Private Placement Shares during such lock-up period to one or more (i) Affiliates, in such Private Placement Party’s sole and absolute discretion, and (ii) other Private Placement Parties or Persons who had been Consenting Debtholders prior to the Effective Date, subject to providing prior written notice to Concordia at least three (3) business days prior to any such assignment and consulting with Concordia with respect to applicable securities law, stock exchange, regulatory and tax considerations. The Subscription Agreement and the terms therein shall be acceptable to Concordia and the Majority Consenting Private Placement Parties. The Private Placement shall be structured to comply with applicable securities laws. Early Consent Consideration Each Early Consenting Secured Debtholder shall be entitled to receive, on the Effective Date pursuant to the Plan, additional cash consideration equal to 5% of the principal amount (which shall be calculated by reducing such principal amount by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums) of Secured Debt held by such Early Consenting Secured Debtholder as of the Record Date and voted in favour of the Plan (i) by the Early Consent Date, or (ii) in the case of an Early Consenting Secured Debtholder that is party to the Support Agreement (other than in respect of any Secured Notes it does not hold in registered form), by the voting deadline for the Plan (“Secured Debtholder Early Consent Cash Consideration”) as additional consideration for its Secured Debtholder Claims as described in the section titled

- 11 - “Exchange of Secured Debt and Extinguishment of Secured Debtholder Claims”. To the extent that the Secured Debtholder Early Consent Cash Consideration that becomes payable under the Plan is less than $100 million, an amount of cash equal to the difference between $100 million and the aggregate amount of Secured Debtholder Early Consent Cash Consideration that becomes payable under the Plan (the “Additional Cash Amount”) shall be paid on a Pro-Rata Basis to each Secured Debtholder on the Effective Date pursuant to the Plan. Each Early Consenting Unsecured Debtholder shall be entitled to receive, on the Effective Date pursuant to the Plan, additional consideration in the form of new common shares of Concordia equal to its Pro-Rata Share of the Unsecured Debtholder Early Consent Share Pool (the “Unsecured Debtholder Early Consent Shares”, and together with the Secured Debtholder Early Consent Cash Consideration, the “Early Consent Consideration”) as additional consideration for its Unsecured Debtholder Claims. The “Unsecured Debtholder Early Consent Share Pool” shall be comprised of new common shares of Concordia equal to 3.99% of the outstanding common shares of Concordia immediately following the implementation of the Recapitalization Transaction (subject to MIP Dilution). Any common shares from the Unsecured Debtholder Early Consent Share Pool not issued as Unsecured Debtholder Early Consent Shares (the “Reallocated Unsecured Shares”) shall be issued to Unsecured Debtholders on a Pro-Rata Basis as additional consideration for their Unsecured Debtholder Claims as described in the section titled “Exchange of Unsecured Debt and Extinguishment of Unsecured Debtholder Claims”. Dilution The Unsecured Debt Exchange Shares, Unsecured Debtholder Early Consent Share Pool and Private Placement Shares shall be subject to MIP Dilution. The Existing Shares to be retained by Existing Shareholders shall be subject to MIP Dilution.

- 12 - II. TREATMENT OF OTHER CLAIMS AND INTERESTS PURSUANT TO THE RECAPITALIZATION TRANSACTION Priority Claims All priority claims, if any, required to be satisfied in accordance with applicable law shall be unaffected by the Recapitalization Transaction and shall be paid or satisfied in the ordinary course. Tax Claims Any claims on account of tax liabilities shall be unaffected by the Recapitalization Transaction. Employee Obligations All obligations to employees of the Company as of the Effective Date (whether for salary, wages, retention payments pursuant to retention agreements, benefits, severance or otherwise) shall be unaffected by the Recapitalization Transaction, provided that changes to employment arrangements necessary to reflect the new Management Incentive Plan will be made. Trade Debt The trade debt obligations of the Company shall be unaffected by the Recapitalization Transaction and shall be paid or satisfied in the ordinary course of business. Existing Equity The holders of the Existing Shares shall retain their common shares (subject to a share consolidation pursuant to the Plan), which common shares which will represent 0.35% of the outstanding common shares of Concordia immediately following implementation of the Recapitalization Transaction (subject to MIP Dilution). III. IMPLEMENTATION OF RECAPITALIZATION TRANSACTION Implementation Subject to the terms of the Support Agreement and this Term Sheet, the Recapitalization Transaction shall be implemented pursuant to the Plan in the CBCA Proceedings, and, as may be determined by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably, recognized pursuant to recognition proceedings in applicable jurisdictions. Subject to the terms of the Support Agreement and this Term Sheet, proceeding with the Recapitalization Transaction under the CBCA Proceedings shall not prejudice or preclude the Company from proceeding with the Recapitalization Transaction pursuant to proceedings under the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C- 36, as amended (“CCAA Proceedings”), to the extent consented to by the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, or chapter 11 of the United States Bankruptcy Code, 11. U.S.C. §§ 101 et

- 13 - seq. (“Chapter 11 Process”, and collectively with the CCAA Proceedings, each an “Alternative Implementation Process”). CBCA Timeline and Conditions The actions necessary to structure and implement the Recapitalization Transaction pursuant to the Plan in the CBCA Proceedings will be completed within the following timeline (or such other dates as may be agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably) and subject to the following conditions (which may be waived or amended as agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably): (a) the Support Agreement shall be executed by Concordia and the Initial Consenting Debtholders on or prior to May 1, 2018; (b) Concordia shall have obtained an interim order under the CBCA containing, among other things, provisions for the mailing of a CBCA information circular and the Plan, and the calling and holding of necessary meetings of security holders to vote on the Plan (the “Interim Order”) on or prior to May 2, 2018, provided that the CBCA information circular shall be in form and substance satisfactory to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably; (c) Concordia shall commence solicitation of the Plan on or prior to May 30, 2018; (d) the Plan shall have been approved by the requisite majority of votes cast by Existing Shareholders, voting in person or by proxy at the shareholders’ meeting held pursuant to the Interim Order, as required pursuant to the Interim Order (the “Shareholder Approval”), or the Ontario Court shall approve the Plan pursuant to paragraph (e) below, notwithstanding whether or not the Shareholder Approval has been obtained, provided that such approval by the Ontario Court does not result in (x) a change to the economics of the Plan or the consideration payable to the Secured Debtholders and the Unsecured Debtholders pursuant to the Plan, or (y) the loss of Concordia’s listing on the TSX or such other recognized securities exchange as may be acceptable to Concordia and the Majority Consenting Private Placement Parties; (e) the Plan shall have been approved by the Ontario Court

- 14 - pursuant to a final order acceptable to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably (the “Final Order”) by no later than August 17, 2018, and the Final Order shall include the Existing Equity Claims Relief or the Equity Claims relating to the period prior to the Effective Date shall have otherwise been addressed by no later than August 17, 2018 in a manner satisfactory to Concordia and the Majority Consenting Private Placement Parties, in their reasonable discretion (paragraphs (d) and (e) collectively, the “CBCA Conditions”); and (f) the Recapitalization Transaction authorized pursuant to the Plan shall have been implemented on or prior to September 30, 2018. Concordia Newco Concordia shall have the right, with the prior written consent of the Majority Initial Consenting Debtholders, as a step in the implementation of the Recapitalization Transaction, to transfer its assets and liabilities to a separate entity (“Concordia Newco”) and Concordia Newco would be the entity that would implement the Recapitalization Transaction on the terms hereof, including issuing the New Common Shares (as defined below), pursuant to the Plan and assume all of the rights and obligations of Concordia as part of the Recapitalization Transaction. IV. ALTERNATIVE IMPLEMENTATION PROCESS Alternative Implementation Process If the CBCA Conditions are not satisfied pursuant to the terms of the Support Agreement and this Term Sheet by August 17, 2018 (or such other date as may be agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably), or it is otherwise determined by Concordia, the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties that the Recapitalization Transaction shall not be implemented pursuant to the Plan in the CBCA Proceedings for any reason, then: (a) to the extent that, within three (3) business days of the CBCA Conditions not being satisfied, Concordia sends a written notice to the Initial Consenting Debtholders Advisors requesting that the Company implement the Recapitalization Transaction through the CCAA Proceedings and, within three (3) business days of receipt of such request, the Majority Initial Consenting Debtholders and the Majority Consenting Private

- 15 - Placement Parties consent to such request, such consent being in their sole and absolute discretion, then the Company may elect to implement the Recapitalization Transaction pursuant to CCAA Proceedings on the timeline and terms set out in Schedule B hereto (the “CCAA Timeline and Terms”) and the other terms set forth herein; or (b) the Company may elect to implement the Recapitalization Transaction through the Chapter 11 Process on the timeline and terms set out in Schedule C hereto (the “Chapter 11 Timeline and Terms”) and the other terms set forth herein, provided that, in the event the Company does not implement the Plan (i) pursuant to the CCAA Proceedings, after obtaining the consent of the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, in accordance with the CCAA Timeline and Terms, or (ii) pursuant to the Chapter 11 Process in accordance with the Chapter 11 Timeline and Terms, as applicable, and subject to the terms of this Term Sheet and the Support Agreement, the Support Agreement shall automatically terminate. The CBCA information circular shall include the pre-packaged chapter 11 plan which shall be in form and substance satisfactory to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably. Concordia’s solicitation process shall include a solicitation of binding votes in respect of the Plan for purposes of implementing the Plan through the CBCA Proceedings, through the CCAA Proceedings or through the Chapter 11 Process, in all respects subject to the terms of this Term Sheet and the Support Agreement. Any and all votes with respect to the Recapitalization Transaction shall be binding to the extent the Company implements the Recapitalization Transaction through the CBCA Proceedings or the Chapter 11 Process in accordance with this Term Sheet and the Support Agreement. Any and all such votes shall not be binding to the extent the Company implements the Recapitalization Transaction pursuant to the CCAA unless the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties have granted their prior written consent in their sole and absolute discretion in accordance with this Term Sheet and the Support Agreement. To the extent

- 16 - the Support Agreement terminates in accordance with its terms, then any and all such votes shall not be binding in any restructuring and shall be deemed withdrawn. Implementation pursuant to an Alternative Implementation Process If the CBCA Conditions are not satisfied pursuant to the terms of the Support Agreement and this Term Sheet by August 17, 2018 (or such other date as may be agreed by Concordia and the Majority Initial Consenting Debtholders, acting reasonably), or it is otherwise determined by Concordia, the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties that the Recapitalization Transaction shall not be implemented pursuant to the Plan in the CBCA Proceedings for any reason, and the Company elects to implement the Plan through (i) the CCAA Proceedings, subject to the prior consent of the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, in their sole and absolute discretion, or (ii) the Chapter 11 Process, then, the Recapitalization Transaction shall be implemented on the terms set forth herein, the Support Agreement and the Subscription Agreement and in accordance with the CCAA Timeline and Terms or the Chapter 11 Timeline and Terms, as applicable. In addition: (a) the Recapitalization Transaction shall be implemented on substantially the same terms as set forth herein, the Support Agreement and the Subscription Agreement, with any necessary amendments as the structure and implementation of the Recapitalization Transaction may reasonably require pursuant to an Alternative Implementation Process and as may be acceptable to Concordia, the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, each acting reasonably. Without in any way limiting the generality of the foregoing, the provisions in this Term Sheet pertaining to the Releases (as defined below) shall be binding in connection with the implementation of the Recapitalization Transaction pursuant to an Alternative Implementation Process; (b) (i) if the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties have agreed, in their sole and absolute discretion, to the implementation of the Recapitalization Transaction pursuant to CCAA Proceedings and the Company complies with the CCAA Timeline and Terms, the Support Agreement shall remain in full force and effect pursuant to its terms, or (ii) if the Company commences the Chapter 11

- 17 - Process and complies with the Chapter 11 Timeline and Terms, the Support Agreement shall remain in full force and effect pursuant to its terms; and (c) Concordia and the Initial Consenting Debtholders and their respective advisors shall work cooperatively in respect of all matters necessary to structure and implement the Recapitalization Transaction pursuant to the applicable Alternative Implementation Process. V. SUPPORT AGREEMENT Support Agreement A support agreement containing terms and conditions of the Recapitalization Transaction acceptable to Concordia and the Initial Consenting Debtholders will be entered into with Concordia by each of the Initial Consenting Debtholders and such other Debtholders who sign such support agreement or a Joinder Agreement (collectively, the “Support Agreement”). VI. OTHER TERMS AND CONDITIONS OF THE RECAPITALIZATION TRANSACTION Termination Right Concordia and the Consenting Debtholders shall have the right to terminate the Support Agreement (including, for certainty, any Joinder Agreements) and to not proceed with the Recapitalization Transaction upon the occurrence of any termination events agreed to and included in the Support Agreement. New Secured Revolver The Company shall be entitled to obtain, either in connection with or following the implementation of the Recapitalization Transaction, a secured first out revolver (the “New Secured Revolver”), ranking senior in priority to the New Senior Secured Debt, of up to the greater of (i) $150 million or (ii) 50% of LTM EBITDA (pro forma for any acquisitions), with a total outstanding principal amount not to exceed $250 million. The New Secured Revolver shall have the benefit of substantially the same guarantees and security as the New Senior Secured Debt. The New Senior Secured Term Loan shall prohibit the use of the proceeds of the New Secured Revolver to fund acquisitions. The Company and the Majority Initial Consenting Secured Debtholders will work in good faith to negotiate an intercreditor agreement on standard terms in respect of the New Senior Secured Debt and the New Secured Revolver.

- 18 - CHCL Transaction As part of the Recapitalization Transaction and the Plan, CHCL will transfer all or substantially all of its assets to Concordia in consideration for a non-interest bearing promissory note issued by Concordia in a principal amount equal to the value of the transferred assets. New Common Shares On the Effective Date, Concordia shall issue such aggregate number of Unsecured Debt Exchange Shares, Reallocated Unsecured Shares, Unsecured Debtholder Early Consent Shares, and Private Placement Shares (collectively, the “New Common Shares”) as shall be agreed upon by Concordia and the Majority Consenting Private Placement Parties such that the total number of outstanding common shares of Concordia as at the Effective Date reflects the terms of this Term Sheet and is acceptable to Concordia and the Majority Consenting Private Placement Parties, each acting reasonably. Consolidation of Existing Shares The Existing Shares (or the Existing Shares together with the New Common Shares) may be consolidated (and any fractional shares cancelled for no consideration) such that the total number of outstanding common shares of Concordia as at the Effective Date is acceptable to Concordia and the Majority Consenting Private Placement Parties, each acting reasonably. Fractional Securities No fractional securities will be issued. Any fractional securities that would otherwise have been issued shall be rounded down to the nearest whole number, with no additional consideration being provided in respect of the rounding down of such fractional securities. Listing and Trading Concordia shall remain a Canadian public company following the implementation of the Recapitalization Transaction and the common shares of restructured Concordia (including the Existing Shares and the New Common Shares) shall be listed for trading on a recognized securities exchange. Company Advisors Concordia shall pay the reasonable fees and expenses of the legal and financial advisors to the Company pursuant to the terms and conditions of applicable fee arrangements entered into by Concordia with such advisors; provided that, such fees and expenses shall be satisfactory to the Majority Consenting Private Placement Parties, acting reasonably. Debtholders’ Advisors Concordia shall pay in cash in full the reasonable fees and expenses of the following legal and financial advisors: (a) the Initial Consenting Secured Debtholders Advisors, and (b) the

- 19 - Initial Consenting Unsecured Debtholders Advisors, in each case pursuant to the terms and conditions of applicable fee arrangements entered into by Concordia with such advisors in connection with the Recapitalization Transaction. Agent and Trustee Fees and Expenses Concordia shall pay in cash in full (i) the Agents’ Fees and Expenses, (ii) the Trustees’ Fees and Expenses, (iii) the reasonable and documented fees and expenses payable to the L/C Issuers and Swing Line Lender (each as defined in the Secured Term Loan Agreement) pursuant to the terms of the Secured Term Loan Agreement, and (iv) the reasonable and documented fees, expenses and disbursements of the Secured Swap Lender (including, without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Secured Swap Lender, acting reasonably). Notwithstanding anything else to the contrary in this Term Sheet, the Recapitalization Transactions shall not affect the rights of the Secured Term Loan Agent or any L/C Issuer in respect of the Cash Collateral Account (as defined in that certain Limited Consent, dated as of April 16, 2018, by and among Concordia International Corp., the Secured Term Loan Agent and the lenders party thereto) or the funds held therein, unless otherwise agreed by the Company, the Secured Term Loan Agent and the L/C Issuer for the outstanding Letters of Credit (as defined in the Secured Term Loan Agreement). Releases There shall be usual and customary releases in connection with the implementation of the Recapitalization Transaction to be effective as of the Effective Date (the “Releases”) which shall, at a minimum, provide that Concordia and its direct and indirect subsidiaries, the Consenting Debtholders, the Agents, the Trustees and the foregoing parties’ respective current and former directors, officers, managers, partners, employees, auditors, financial advisors, legal counsel and agents (the “Released Parties”) shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations and claims of any kind or nature whatsoever (other than liabilities or claims attributable to any of such Released Parties’ gross negligence, fraud or wilful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction) arising on or prior to the Effective Date in connection with the Debt, the Debt Documents, the Existing Equity, the Two Year Equity Bridge Credit and Guaranty Agreement, the Equity

- 20 - Unsecured Bridge Loan Settlement, the Support Agreement, the Subscription Agreement, the Recapitalization Transaction, the Plan, the CBCA Proceedings, any Alternative Implementation Process, or the actions or transactions contemplated herein, or any other actions or matters related directly or indirectly to the foregoing, provided that the Released Parties shall not be released from or in respect of any of their respective obligations under the Support Agreement, the Subscription Agreement, the Plan or any document ancillary to any of the foregoing. Concordia shall have the right, subject to the prior written consent of the Majority Initial Consenting Debtholders, to release other parties pursuant to the Releases, provided that any such additional Releases provide the Company with value, as acceptable to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably. Definitive Documentation The parties will work in good faith to negotiate, execute and deliver definitive documentation (the “Definitive Documentation”) necessary to implement the Recapitalization Transaction in accordance with the terms set out in this Term Sheet and in form and substance acceptable to Concordia and the Majority Initial Consenting Debtholders, the Majority Initial Consenting Secured Debtholders and the Majority Consenting Private Placement Parties, as applicable, each acting reasonably. At the request of any Initial Consenting Secured Debtholder, acting reasonably, Concordia shall incorporate language to the Plan or the Final Order to ensure that the exchange of the Secured Debtholder Claims contemplated pursuant to the Recapitalization Transaction and the Plan shall be deemed to be an amendment and restatement of the Secured Debt Documents as part of the completion of the Recapitalization Transaction in the CBCA Proceedings. Tax Considerations Subject to the terms hereof, the Recapitalization Transaction shall be structured in a tax efficient manner for the Company, including to preserve favourable tax attributes to the extent practicable, which structure shall be acceptable to the Company, and reasonably acceptable to the Majority Consenting Private Placement Parties. Management Incentive Plan The Recapitalization Transaction shall provide for a management equity incentive plan (the “Management Incentive Plan”) acceptable to Concordia and the Majority Initial Consenting Debtholders. The Management Incentive Plan will permit the

- 21 - granting of various types of equity awards, including stock options, share appreciation rights, restricted shares, restricted share units, deferred share units and other share-based awards as determined by the board of directors of Concordia (or the applicable compensation committee) following the Effective Date. The aggregate number of common shares that may be issued pursuant to the Management Incentive Plan shall not exceed 7.5% of the common shares of Concordia outstanding upon implementation of the Recapitalization Transaction. Awards issuable under the Management Incentive Plan shall be determined by the Board of Directors of Concordia (or the applicable compensation committee) following the Effective Date. Change of Control Any change of control or other termination provisions contained in any material third party contracts with Concordia (for certainty, not including employment agreements) that may result in the termination of such material contract and/or a material payment by Concordia to another party as a result of the completion of the Recapitalization Transaction shall be addressed in a manner acceptable to Concordia and the Majority Consenting Private Placement Parties, each acting reasonably. Governance Governance matters shall be agreed to by Concordia, acting reasonably, and the Majority Consenting Private Placement Parties as part of the Definitive Documentation. D&O Indemnification and Insurance All existing directors and officers insurance coverage and indemnification obligations shall be unaffected by the Recapitalization Transaction and shall continue in effect pursuant to their applicable terms, and shall not be cancelled, terminated or amended in any manner that would decrease or eliminate the benefit provided thereby to any officer, manager, or director. Other Conditions and Approvals The Recapitalization Transaction shall be subject to approvals and conditions as are agreed to and included in the Support Agreement and other Definitive Documentation, including, without limitation, those customary for transactions of this nature, including, without limitation, court approval, applicable stakeholder approval as may be determined by the applicable Court, and any applicable stock exchange and other regulatory approvals, as applicable. Public Announcements All public announcements in respect of the Recapitalization Transaction shall be made solely by Concordia, provided that any such public announcements shall be in form and substance acceptable to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably, and provided further that

- 22 - nothing shall prevent a party from making public disclosure in respect of the Recapitalization Transaction to the extent required by applicable law, subject to any applicable confidentiality agreement(s). No Admission Nothing in this Term Sheet is or shall be deemed to be an admission of any kind. Currency All amounts in this Term Sheet are in U.S. dollars unless otherwise stated. Notices All notices, requests, consents and other communications hereunder shall be contained in a written instrument and may be delivered in person or sent by internationally-recognized overnight courier or email. VII. DEFINITIONS Affiliate “Affiliate” means any related fund or account, subsidiary of same fund manager, managed by same investment manager or affiliated investment managers. Agents “Agents” means, collectively, the Secured Term Loan Agent and the Unsecured Equity Bridge Loan Agent. Agents’ Fees and Expenses “Agents’ Fees and Expenses” means (i) the compensation, the reasonable and documented fees, expenses and disbursements, and the indemnity claims of the Secured Term Loan Agent, in each case in accordance with the Secured Term Loan Agreement, including without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Secured Term Loan Agent, acting reasonably, whether prior to or after the public announcement of the Recapitalization Transaction and prior to the Effective Date, in each case in accordance with the Secured Term Loan Agreement, and (ii) the compensation, the reasonable and documented fees, expenses and disbursements, and the indemnity claims of the Unsecured Equity Bridge Loan Agent, in each case in accordance with the Unsecured Equity Bridge Loan Agreement, including without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Unsecured Equity Bridge Loan Agent, acting reasonably, whether prior to or after the public announcement of the Recapitalization Transaction and prior to the Effective Date, in each case in accordance with the Unsecured Equity Bridge Loan

- 23 - Agreement. Bankruptcy Court “Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York. Consenting Debtholders “Consenting Debtholders” means, collectively, the Consenting Secured Debtholders and the Consenting Unsecured Debtholders. Consenting Secured Debtholders “Consenting Secured Debtholders” means, collectively, the Secured Debtholders that have executed and remain, at the relevant time, subject to the Support Agreement or a Joinder Agreement thereto. Consenting Unsecured Debtholders “Consenting Unsecured Debtholders” means, collectively, the Unsecured Debtholders that have executed and remain, at the relevant time, subject to the Support Agreement or a Joinder Agreement thereto. Court “Court” means the Ontario Court or the Bankruptcy Court, as applicable. Debt “Debt” means, collectively, the Secured Debt and the Unsecured Debt. Debt Documents “Debt Documents” means, collectively, the Secured Debt Documents and the Unsecured Debt Documents. Debtholders “Debtholders” means, collectively, the Secured Debtholders and the Unsecured Debtholders. Early Consent Date “Early Consent Date” means June 6, 2018, or such later date as Concordia may determine. Early Consenting Secured Debtholder “Early Consenting Secured Debtholder” means a Secured Debtholder that (i) executes the Support Agreement or a Joinder Agreement prior to the Early Consent Date and complies with all of its obligations under the Support Agreement in all material respects (including for certainty, and without limitation, voting in favour of the Plan prior to the voting deadline), other than a beneficial Noteholder, or (ii) votes in favour of the Plan prior to the Early Consent Date, or (iii) otherwise supports the Plan in a manner satisfactory to Concordia and the Majority Initial Consenting Debtholders. Early Consenting Unsecured Debtholder “Early Consenting Unsecured Debtholder” means an Unsecured Debtholder that (i) executes the Support Agreement or a Joinder

- 24 - Agreement prior to the Early Consent Date and complies with all of its obligations under the Support Agreement in all material respects (including for certainty, and without limitation, voting in favour of the Plan prior to the voting deadline), other than a beneficial Noteholder, or (ii) votes in favour of the Plan prior to the Early Consent Date, or (iii) otherwise supports the Plan in a manner satisfactory to Concordia and the Majority Initial Consenting Debtholders. Equity Claim “Equity Claim” means an equity claim (as defined in section 2(1) of the Companies’ Creditors Arrangement Act) in respect of Concordia. Equity Unsecured Bridge Loan Settlement “Equity Unsecured Bridge Loan Settlement” means the settlement and termination of the Two Year Equity Bridge Credit and Guaranty Agreement, as agreed to by Concordia and the lenders party thereto. EUR/USD Exchange Rate “EUR/USD Exchange Rate” means the U.S. Federal Reserve daily U.S. Dollar to Euro exchange rate. EUR New Senior Secured Term Loans “EUR New Senior Secured Term Loans” means New Senior Secured Term Loans denominated in Euros. Existing Equity “Existing Equity” means all Existing Shares and all options, warrants, rights or similar instruments derived from, relating to, or exercisable, convertible or exchangeable therefor. Existing Equity Claims Relief “Existing Equity Claims Relief” means an order of the Ontario Court, in form and substance satisfactory to Concordia and the Majority Consenting Private Placement Parties, each acting reasonably, that provides that from and after the Effective Date: (i) any Person having an Existing Equity Class Action Claim against Concordia or any of its current or former officers and/or directors shall only be permitted to continue its Existing Equity Class Action Claim to the point of determination of liability, if any, and seeking the enforcement of any judgement solely as against the Insurance Policies, to the extent available in respect of any such Existing Equity Class Action Claim; (ii) any such Person shall be irrevocably and forever limited solely to recovery from the proceeds of the Insurance Policies payable on behalf of Concordia or its directors and officers in respect of any such Existing Equity Class Action Claim; (iii) any such Person shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from the Company (including its subsidiaries) or any of their respective current or former officers and directors in respect

- 25 - of an Existing Equity Class Action Claim, other than enforcing such Person’s rights to be paid by the applicable insurer(s) from the proceeds of the applicable Insurance Policies; (iv) the foregoing shall not prejudice, compromise, release or otherwise affect any right or defence of any insurer in respect of an Insurance Policy; and (v) all Equity Claims (including, for greater certainty, all Equity Claims in respect of the Existing Shares arising on or prior to the Effective Date) other than the Existing Equity Class Action Claims and all Existing Equity other than the Existing Shares shall be terminated, cancelled, released, dismissed and enjoined pursuant to the Plan and the Final Order. Existing Equity Class Action Claims “Existing Equity Class Action Claims” means, collectively, (i) the claims asserted in the proceedings pending before the Ontario Superior Court of Justice under the title Ronald J. Valliere and Shauntelle Paul v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. CV-17-584809-00CP), (ii) the claims asserted in the proceedings pending before the Superior Court of Quebec under the title Robert Landry v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. 500-06-000834-164), (iii) the claims asserted in the proceedings pending before the United States District Court for the Southern District of New York under the title Andrew Meyer, individually and On Behalf of All Others Similarly Situated v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. 1:16-cv- 06467), and (iv) any claim for contribution or indemnity in respect of or related to those claims listed in (i) to (iii) above Existing Shareholders “Existing Shareholders” means holders of the Existing Shares. Existing Shares “Existing Shares” means all existing common shares of Concordia on the Effective Date immediately prior to the implementation of the Recapitalization Transaction. Existing Shares Dilution “Existing Shares Dilution” means dilution resulting from Existing Shareholders retaining their Existing Shares pursuant to the Plan, subject to the share consolidation pursuant to the Plan. FX Date “FX Date” means the date that is ten (10) days prior to the anticipated Effective Date, or such other date as may be agreed by Concordia and the Majority Initial Consenting Debtholders. Governmental Entity “Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or

- 26 - dispute settlement panel or other law, rule or regulation-making organization or entity: (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power. Initial Consenting Debtholders “Initial Consenting Debtholders” means, collectively, the Initial Consenting Secured Debtholders and the Initial Consenting Unsecured Debtholders. Initial Consenting Debtholders Advisors “Initial Consenting Debtholders Advisors” means, collectively, the Initial Consenting Secured Debtholders Advisors and the Initial Consenting Unsecured Debtholders Advisors. Initial Consenting Secured Debtholders “Initial Consenting Secured Debtholders” means, collectively, the Consenting Secured Debtholders that executed the Support Agreement on May 1, 2018, which are represented by the Initial Consenting Secured Debtholders Advisors as of May 1, 2018. Initial Consenting Secured Debtholders Advisors “Initial Consenting Secured Debtholders Advisors” means, collectively, Osler, Hoskin & Harcourt LLP and White & Case LLP, as legal advisors, Houlihan Lokey Capital, Inc., as financial advisor, and Deloitte LLP, as tax advisor, to the Initial Consenting Secured Debtholders. Initial Consenting Unsecured Debtholders “Initial Consenting Unsecured Debtholders” means, collectively, the Consenting Unsecured Debtholders that executed the Support Agreement on May 1, 2018, which are represented by the Initial Consenting Unsecured Debtholders Advisors as of May 1, 2018. Initial Consenting Unsecured Debtholders Advisors “Initial Consenting Unsecured Debtholders Advisors” means, collectively, Paul, Weiss Rifkind, Wharton & Garrison LLP, Bennett Jones LLP, and Ashurst LLP, as legal advisors, and Greenhill & Co., LLC, as financial advisor, to the Initial Consenting Unsecured Debtholders. Insurance Policies “Insurance Policies” means, collectively, the insurance policies of Concordia that are available to pay insured claims in respect of Concordia or its current or former directors and officers. Joinder Agreement “Joinder Agreement” means a joinder agreement, the form of which will be appended to the form of the Support Agreement, pursuant to which a Secured Debtholder or Unsecured Debtholder

- 27 - agrees, among other things, to be bound by and subject to the terms of the Support Agreement and thereby become a Consenting Secured Debtholder or a Consenting Unsecured Debtholder, as applicable. Majority Consenting Private Placement Parties “Majority Consenting Private Placement Parties” means Private Placement Parties holding in aggregate more than two- thirds (66.67%) of the aggregate Private Placement Commitments under the Subscription Agreement. Majority Initial Consenting Debtholders “Majority Initial Consenting Debtholders” means, collectively, (i) the Majority Initial Consenting Secured Debtholders, and (ii) the Majority Initial Consenting Unsecured Debtholders. Majority Initial Consenting Secured Debtholders “Majority Initial Consenting Secured Debtholders” means Initial Consenting Secured Debtholders holding in aggregate more than half (50%) of the aggregate principal amount of Secured Debt held by all Initial Consenting Secured Debtholders. Majority Initial Consenting Unsecured Debtholders “Majority Initial Consenting Unsecured Debtholders” means Initial Consenting Unsecured Debtholders holding in aggregate more than half (50%) of the aggregate principal amount of Unsecured Debt held by all Initial Consenting Unsecured Debtholders. MIP Dilution “MIP Dilution” means dilution resulting from the issuance of any common shares, options or other rights to acquire common shares issued pursuant to the Management Incentive Plan. New Senior Secured Debt Aggregate Principal Amount “New Senior Secured Debt Aggregate Principal Amount” means such principal amount of the New Senior Secured Debt that shall result in Secured Debtholders receiving aggregate consideration under the Plan in an amount equal to 93.3835% of the principal amount of the Secured Debtholders Claims (for certainty reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums) taking into account the Cash Pay-down and the Secured Debtholder Early Consent Cash Consideration (but not taking into account any Additional Cash Amount), and assuming as part of such calculation that Secured Debtholders that are not Early Consenting Secured Debtholders receive the Secured Debtholder Early Consent Cash Consideration that they would have been entitled to under the Plan if they were Early Consenting Secured Debtholders. New Senior Secured “New Senior Secured Notes” means the new senior secured notes

- 28 - Notes issued by Concordia on the Effective Date pursuant to the Plan (which New Senior Secured Notes shall be issued pursuant to a new secured notes indenture or, at the election of the Majority Initial Consenting Secured Debtholders, pursuant to an amendment and restatement of the Secured Notes Indenture). The New Senior Secured Notes shall have the terms and conditions set out in Schedule D-2 hereto, and/or such other terms and conditions as may be agreed to by Concordia, the Majority Initial Consenting Secured Debtholders and the Majority Consenting Private Placement Parties, each acting reasonably; provided, however, that such terms shall include limited covenants. The principal amount of the New Senior Secured Notes shall not exceed $300 million and the aggregate principal amount of the New Senior Secured Notes and the New Senior Secured Term Loan shall collectively be equal to the New Senior Secured Debt Aggregate Principal Amount. New Senior Secured Term Loan “New Senior Secured Term Loan” means the new senior secured term loan issued by Concordia on the Effective Date pursuant to the Plan (which New Senior Secured Term Loan shall be issued pursuant to a new secured term loan agreement or, at the election of the Majority Initial Consenting Secured Debtholders, pursuant to an amendment and restatement of the Secured Term Loan Agreement). The New Senior Secured Term Loan shall have the terms and conditions set out in Schedule D-1 hereto, and/or such other terms and conditions as may be agreed to by Concordia, the Majority Initial Consenting Secured Debtholders and the Majority Consenting Private Placement Parties, each acting reasonably; provided, however, that such terms shall include limited covenants. The aggregate principal amount of the New Senior Secured Notes and the New Senior Secured Term Loan shall collectively be equal to the New Senior Secured Debt Aggregate Principal Amount. Non-Elected EUR New Senior Secured Term Loans “Non-Elected EUR New Senior Secured Term Loans” means, if applicable, EUR New Senior Secured Term Loans in a principal amount equal to €300 million less the Elected EUR New Senior Secured Term Loan Amount. Noteholder “Noteholder” means a holder of (i) 9.000% First Lien Senior Secured Notes due 2022 issued under the Secured Notes Indenture, (ii) 7.000% Senior Unsecured Notes due 2023 issued under the 7.000% Unsecured Notes Indenture, or (iii) 9.500% Senior Unsecured Notes due 2022 issued under the 9.500% Unsecured Notes Indenture, as applicable.

- 29 - Obligations “Obligations” means all liabilities, duties and obligations, including without limitation principal and interest, reimbursement obligations, fees, indemnities, costs, expenses or otherwise, and any other liabilities, duties or obligations, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the applicable Debt Document. Person “Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body. Preliminary Interim Order “Preliminary Interim Order” means the Preliminary Interim Order granted by the Ontario Court on October 20, 2017 in the CBCA Proceedings, as may be amended by the Ontario Court. Pro-Rata Share and Pro- Rata Basis “Pro-Rata Share” and “Pro-Rata Basis” shall be determined as follows: (i) in respect of an Unsecured Debtholder, based on the principal amount of Unsecured Debt, plus accrued and unpaid interest thereon (calculated at the contractual non-default rate), held by such Unsecured Debtholder as at the Record Date, divided by the aggregate principal amount of Unsecured Debt, plus accrued and unpaid interest thereon (calculated at the contractual non-default rate), as at the Record Date; (ii) in respect of a Secured Debtholder, based on the principal amount of the applicable Secured Debt, reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums, held by such Secured Debtholder as at the Record Date, divided by the aggregate principal amount of the applicable Secured Debt, reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums, as at the Record Date (subject to converting Secured Debt denominated in GBP to US dollars based on the applicable exchange rate on the FX Date); and (iii) in respect of an Early Consenting Unsecured

- 30 - Debtholder in respect of the Unsecured Debtholder Early Consent Shares, based on the principal amount of Unsecured Debt, plus accrued and unpaid interest thereon (calculated at the contractual non-default rate), held by such Early Consenting Unsecured Debtholder as at the Record Date and voted in favour of the Plan (i) by the Early Consent Date, or (ii) in the case of an Early Consenting Unsecured Debtholder that is party to the Support Agreement (other than in respect of any Unsecured Notes it does not hold in registered form), by the voting deadline for the Plan, divided by the aggregate principal amount of Unsecured Debt, plus accrued and unpaid interest thereon (calculated at the contractual non-default rate), as at the Record Date. Secured Debt “Secured Debt” means, collectively, the debt outstanding under the Secured Debt Documents. Secured Debt Documents “Secured Debt Documents” means, collectively: (i) the Secured Term Loan Agreement; (ii) the Secured Notes Indenture; (iii) the Swap Agreement; and (iv) all related documentation, including, without limitation, all guarantee and security documentation, related to the foregoing. Secured Debtholders “Secured Debtholders” means, collectively, the holders of the Secured Debt, in their capacity as such. Secured Notes Indenture “Secured Notes Indenture” means the Indenture for 9.000% First Lien Senior Secured Notes Due 2022 dated October 13, 2016 by and among Concordia International Corp., the guarantors party thereto, and the Secured Notes Trustee. Secured Notes Trustee “Secured Notes Trustee” means U.S. Bank National Association, as Trustee and as Collateral Agent under the Secured Notes Indenture. Secured Term Loan Agent “Secured Term Loan Agent” means Goldman Sachs Bank USA, as Administrative Agent and Collateral Agent under the Secured Term Loan Agreement. Secured Term Loan Agreement “Secured Term Loan Agreement” means the Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, Goldman Sachs Bank USA, as

- 31 - Administrative Agent and Collateral Agent, and the lenders and the other parties thereto. Subordinated Promissory Note “Subordinated Promissory Note” means the Non-Negotiable Subordinated Secured Promissory Note made by Concordia Healthcare Inc. in favor of Guillermo Herrera, dated December 20, 2013. “Secured Swap Lender” means Goldman Sachs International, the swap provider under the Secured Swap Instruments, and any permitted assignee; Swap Agreement “Swap Agreement” means, collectively, (i) the International Swaps and Derivatives Association 2002 Master Agreement dated as of August 15, 2016, between Goldman Sachs International and Concordia Investments (Jersey) Limited (the “ISDA”); (ii) the Swap Confirmations entered into as of August 17, 2016 and November 8, 2016 between Goldman Sachs International and Concordia Investments (Jersey) Limited in accordance with the ISDA; and (iii) the Settlement Agreement entered into as of November 25, 2017 between Goldman Sachs International and Concordia. Trustees “Trustees” means, collectively, the Secured Notes Trustee and the Unsecured Notes Trustees. Trustees’ Fees and Expenses “Trustees’ Fees and Expenses” means the compensation, the reasonable and documented fees, expenses and disbursements, and the indemnity claims of the Trustees, in each case in accordance with, as applicable, the Secured Notes Indenture, the 7.000% Unsecured Notes Indenture or the 9.500% Unsecured Notes Indenture, including without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Trustees, acting reasonably, whether prior to or after the public announcement of the Recapitalization Transaction and prior to the Effective Date, in each case in accordance with, as applicable, the Secured Notes Indenture, the 7.000% Unsecured Notes Indenture or the 9.500% Unsecured Notes Indenture. TSX “TSX” means the Toronto Stock Exchange. Two Year Equity Bridge Credit and Guaranty Agreement “Two Year Equity Bridge Credit and Guaranty Agreement” means the Two Year Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, the administrative agent, and the

- 32 - lenders from time to time party thereto. Unsecured Debt “Unsecured Debt” means, collectively, the debt outstanding under the Unsecured Debt Documents. Unsecured Debt Documents “Unsecured Debt Documents” means, collectively: (i) the Indenture for 7.000% Senior Unsecured Notes Due 2023 dated April 21, 2015 by and among Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, and U.S. Bank National Association, as Trustee (the “7.000% Unsecured Notes Indenture”); (ii) the Indenture for 9.500% Senior Unsecured Notes Due 2022 dated October 21, 2015 by and among Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, and U.S. Bank National Association, as Trustee (the “9.500% Unsecured Notes Indenture”); (iii) the Extended Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, Wilmington Trust, National Association, as Administrative Agent, and the lenders party thereto; (iv) the Subordinated Promissory Note; and (v) all related documentation, including, without limitation, all guarantee documentation, related to the foregoing; provided that Concordia may elect to exclude the Subordinated Promissory Note from the Unsecured Debt Documents and address the Subordinated Promissory Note in a manner acceptable to Concordia and the Majority Consenting Private Placement Parties. Unsecured Debtholders “Unsecured Debtholders” means, collectively, the holders of the Unsecured Debt, in their capacity as such. Unsecured Equity Bridge Loan Agent “Unsecured Equity Bridge Loan Agent” means Wilmington Trust, National Association, as Administrative Agent under the Unsecured Equity Bridge Loan Agreement. Unsecured Equity Bridge Loan Agreement “Unsecured Equity Bridge Loan Agreement” means the Extended Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia, the guarantors party thereto, the Unsecured Equity Bridge Loan Agent, and the lenders party thereto. Unsecured Notes Trustees “Unsecured Notes Trustees” means, collectively, (i) U.S. Bank National Association, in its capacity as trustee under the 7.000% Unsecured Notes Indenture, and (ii) U.S. Bank National Association, in its capacity as trustee under the 9.500% Unsecured

- 33 - Notes Indenture. USD New Senior Secured Term Loans “USD New Senior Secured Term Loans” means New Senior Secured Term Loans denominated in U.S. dollars.

Schedule A List of Subsidiary Guarantors of Concordia International Corp. Concordia Investments (Jersey) Limited Concordia Financing (Jersey) Limited Concordia Pharmaceuticals Inc., S.a R.L Concordia Laboratories Inc., S.a R.L Amdipharm Holdings S.A R.L Amdipharm AG Amdipharm B.V. Amdipharm Limited Amdipharm Mercury Holdco UK Limited Amdipharm Mercury UK Ltd Concordia Holdings (Jersey) Limited Amdipharm Mercury International Limited Concordia Investment Holdings (UK) Limited Mercury Pharma Group Limited Concordia International Rx (UK) Limited Abcur AB Mercury Pharmaceuticals Limited Focus Pharma Holdings Limited Focus Pharmaceuticals Limited Mercury Pharma (Generics) Limited Mercury Pharmaceuticals (Ireland) Limited Mercury Pharma International Limited

Schedule B CCAA Timeline and Terms 1. To the extent the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, in their absolute and sole discretion, have consented to the implementation of the Recapitalization Transaction through the CCAA Proceedings, then the actions necessary to structure and implement the Recapitalization Transaction pursuant to the Plan in CCAA Proceedings will be completed on or by such dates agreed to by Concordia and the Majority Initial Consenting Debtholders: (a) Concordia shall commence the CCAA Proceedings and obtain an initial order in form acceptable to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably; (b) the Ontario Court shall approve the Plan pursuant to a sanction order in form acceptable to the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, in their sole and absolute discretion; and (c) the Effective Date shall have occurred on or prior to a date agreed to by the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, in their sole and absolute discretion. 2. The Recapitalization Transaction to be implemented pursuant to the Plan in CCAA Proceedings may be modified as agreed by the Company and the Majority Initial Consenting Debtholders.

Schedule C Chapter 11 Timeline and Terms 1. The actions necessary to structure and implement the Recapitalization Transaction pursuant to the Plan in a Chapter 11 Process will be completed within the following timeline (or such other dates as may be agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably): (a) Concordia shall commence the Chapter 11 Process with the Bankruptcy Court by August 31, 2018 (the “Petition Date”); (b) Concordia shall file the disclosure statement for the Plan (the “Disclosure Statement”) and the Plan, in forms acceptable to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably, on the Petition Date; (c) Concordia shall obtain an entry of an interim order by the Bankruptcy Court authorizing it to use cash collateral within five (5) days of the Petition Date, which shall contain customary stipulations between Concordia and the Secured Debtholders with respect to the Secured Debt and the following adequate protection provisions: (i) the current payment during the Chapter 11 Process of the reasonable fees and expenses of the Initial Consenting Secured Debtholders Advisors pursuant to the terms and conditions of applicable fee arrangements entered into by Concordia with such advisors; (ii) the current payment of all reasonable and documented fees, expenses, indemnities and other amounts owing to the Secured Term Loan Agent including, without limitation, the current payment of all reasonable and documented professional fees and expenses owing to the Secured Term Loan Agent pursuant to Section 10.5 of the Secured Term Loan Agreement; (iii) the reasonable and documented fees, expenses and disbursements of the Secured Swap Lender (including, without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Secured Swap Lender, acting reasonably); (iv) customary superpriority claims and liens in favor of the secured parties under the Secured Debt Documents; (v) continued satisfaction on a timely basis of all reporting obligations under the Secured Term Loan Agreement, unless otherwise agreed to by the Secured Term Loan Agent and the Company; (vi) unless otherwise agreed to by the Majority Initial Consenting Unsecured Debtholders, the current payment during the Chapter 11 Process of the reasonable

- 2 - fees and expenses of the Initial Consenting Unsecured Debtholders Advisors in their capacity as advisors to certain Consenting Debtholders holding Secured Debt; and (vii) cash payments to the holders of Secured Debt (which payments Concordia shall pay on a monthly basis) in an amount equal to the sum of (a) current non-default interest or default interest accruing under the applicable governing documents, as applicable, determined in accordance with the section titled “Determination of Claim Amounts”; provided, however, that any payment of interest on a current basis during the Chapter 11 Process shall be subject to recharacterization as payments of principal to the extent of entry of a court order finding the holders of Secured Debt to be undersecured, plus (b) any fees and expenses accruing in respect of any Letters of Credit (as defined in the Secured Term Loan Agreement). (d) Concordia shall obtain an entry of a final order by the Bankruptcy Court authorizing it to use cash collateral within forty five (45) days of the Petition Date, which shall contain the adequate protection provisions substantially similar to those in the interim order; provided that with respect to the clauses (c) and (d) hereof, to the extent any deadline set forth in Schedule C is extended, (i) the Company may seek to enter into debtor-in- possession financing that is on terms reasonably acceptable to the Company and the Majority Initial Consenting Debtholders, each acting reasonably and (ii) the Majority Initial Consenting Debtholders may, acting reasonably, request modifications to the adequate protection set forth in either the interim or final order authorizing the use of cash collateral; provided further, that in the event the Recapitalization Transaction does not occur, the Secured Debtholders and Unsecured Debtholders reserve all rights with respect to (i) the Company’s ability to enter into debtor-in-possession financing and (ii) any adequate protection in connection with the use of cash collateral and/or debtor-in- possession financing; (e) Concordia shall obtain entry of an order by the Bankruptcy Court approving the Disclosure Statement and confirming the Plan on or prior to the date that is 60 days after the Petition Date; and (f) the Effective Date shall have occurred on or prior to the date that is 90 days after the Petition Date. 2. The Recapitalization Transaction to be implemented pursuant to the Plan in a Chapter 11 Process shall be modified as follows (and as further agreed by the Company and the Majority Initial Consenting Debtholders): (a) In full and final settlement of the Secured Debtholder Claims, the complete satisfaction, release and discharge of all guarantees and security pertaining to the Secured Debt, and the cancellation of the Secured Debt Documents, each Secured Debtholder will become

- 3 - entitled to and shall receive on the Effective Date: (i) payment in full, in cash, of post- petition interest at the non-default rate or default rate, as applicable under the section titled “Determination of Claim Amounts”, in respect of the Secured Debt held by such Secured Debtholder, (ii) its Pro-Rata Share of the Cash Pay-down; (iii) its Pro-Rata Share of the New Senior Secured Debt, in the form of the New Senior Secured Term Loan and/or the New Senior Secured Notes, subject to the allocations set out in the Term Sheet, and (iv) cash consideration equal to 5% of the principal amount (which shall be calculated by reducing such principal amount by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums) of Secured Debt held by such Secured Debtholder. For certainty, the aggregate amount of consideration payable to Secured Debtholders under the Plan shall equal 93.3835% of the principal amount of such Secured Debtholders’ Secured Debtholders Claims (for certainty reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums and not taking into account consideration pursuant to Section 2(d) of this Schedule C). (b) In full and final settlement of the Unsecured Debtholder Claims, the complete satisfaction, release and discharge of all guarantees pertaining to the Unsecured Debt, and the cancellation of the Unsecured Debt Documents, each Unsecured Debtholder will become entitled to and shall receive on the Effective Date its Pro Rata Share of common shares of Concordia representing 12% of the outstanding common shares of Concordia immediately following the implementation of the Recapitalization Transaction (subject to MIP Dilution and any Existing Shares Dilution or dilution resulting from the issuance of common shares to Secured Debtholders in accordance with Section 2(d) of this Schedule C, as applicable). (c) Concordia and the Majority Consenting Private Placement Parties may elect to exclude the Subordinated Promissory Note from the Unsecured Debt Documents and address the Subordinated Promissory Note in a manner acceptable to Concordia and the Majority Consenting Private Placement Parties. (d) Unless otherwise agreed by the Majority Consenting Private Placement Parties, all Existing Shares shall be cancelled without any consideration therefor. Unless otherwise agreed by the Majority Consenting Private Placement Parties, each Secured Debtholder shall receive its Pro-Rata Share of such number of common shares of Concordia as determined by the Majority Consenting Private Placement Parties, acting reasonably, which shall in no case exceed 0.35% of the amount of outstanding common shares of Concordia immediately following implementation of the Recapitalization Transaction (subject to MIP Dilution). (e) The definition of “Equity Claim” shall mean any ‘equity security’ as defined in section 101(16) of the Bankruptcy Code. (f) The Additional Cash Amount shall not be payable in the Chapter 11 Process.

- 4 - (g) Unless otherwise agreed by Concordia and the Majority Consenting Private Placement Parties, the Private Placement Parties shall not be entitled to apply the cash consideration amounts set out in sub-sections 2(a)(ii) and (iv) towards their Private Placement Commitments.

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 1 SCHEDULE D-1 NEW SENIOR SECURED TERM FACILITY SUMMARY OF TERMS AND CONDITIONS Set forth below is a summary of the principal terms and conditions for the New Senior Secured Term Facility. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Term Sheet for the Recapitalization Transaction (the “Recapitalization Transaction Term Sheet”) to which this Schedule D-1 is attached or on Schedule D-2 (including the Annexes hereto and thereto) attached thereto. PARTIES Borrower: Concordia International Corp. (in such capacity, the “Borrower”). Guarantors: Same as the Existing Credit Agreement (as defined below), with all obligations of the Borrower under the New Senior Secured Term Facility and, at the Borrower’s option, under any currency, interest rate protection or other hedging agreement (other than Excluded Swap Obligations (as defined below)) (a “Secured Hedging Agreement”) and any cash management arrangement (a “Secured Cash Management Arrangement”), in each case entered into with a New Senior Secured Term Lender (as defined below) and/or the Administrative Agent (as defined below) or any person that is an affiliate of a New Senior Secured Term Lender and/or the Administrative Agent at the time the relevant transaction is entered into (collectively, the “Borrower Obligations”) will be unconditionally guaranteed on a senior basis (a “Guaranty”) by each of the Borrower’s wholly-owned Restricted Subsidiaries other than (a) Unrestricted Subsidiaries (as defined below), (b) immaterial subsidiaries subject to thresholds to be consistent with the Existing Credit Agreement (“Immaterial Subsidiaries”), (c) any not-for-profit subsidiary, captive insurance subsidiary and/or special purpose entity used for permitted securitization facilities, if any, (d) any subsidiary to the extent that the burden or cost of providing such Guaranty outweighs the benefit afforded thereby as reasonably determined by the Administrative Agent and the Borrower, (e) any subsidiary acquired by the Borrower that, at the time of the relevant acquisition, is an obligor in respect of assumed indebtedness permitted by the Term Loan Definitive Documentation to the extent (and for so long as) the documentation governing the applicable assumed indebtedness prohibits such subsidiary from providing a Guaranty; provided that the relevant restriction was not entered into in contemplation of the relevant acquisition, (f) any Subsidiary the provision of a Guaranty by which would result in material adverse tax consequences as determined by the Borrower in consultation with the Administrative Agent and/or (g) any subsidiary that is prohibited by applicable law, rule, regulation or contract from providing a Guaranty or which would require governmental (including regulatory) consent, approval, license or authorization to provide a Guaranty (unless such consent, approval, license or authorization has been received) (collectively, the “Guarantors”; the

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 2 Borrowers and the Guarantors, collectively, the “Loan Parties”). For purposes of the Term Loan Definitive Documentation, (a) “Restricted Subsidiary” means any existing or future direct or indirect subsidiary of the Borrower other than any Unrestricted Subsidiary (as defined below), and (b) “Excluded Swap Obligation” means any obligation under any Secured Hedging Agreement if and to the extent that all or a portion of the Guaranty of the relevant Guarantor, or the grant by the relevant Guarantor of a security interest to secure such obligation is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of the relevant Guarantor’s failure to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the relevant Guaranty or security interest becomes effective. Notwithstanding the foregoing, any Restricted Subsidiary of the Borrower that is not otherwise required to provide a Guaranty and domiciled in an Acceptable Guarantor Jurisdiction (as defined below) (or any other jurisdiction as agreed by the Administrative Agent and the Required Lenders) may elect to provide a Guaranty and become a Guarantor and a Loan Party for all purposes under the Term Loan Definitive Documentation (any such Restricted Subsidiary, a “Discretionary Guarantor”), subject to the provision of any information reasonably requested by the Administrative Agent for purposes of its ongoing compliance obligations under applicable “know your customer” rules and regulations, including the PATRIOT Act, and the execution and delivery of all applicable Term Loan Definitive Documentation. Administrative Agent and Collateral Agent: [●] will act as the sole and exclusive administrative agent and collateral agent for the New Senior Secured Term Lenders (as defined below) (in such capacities, the “Administrative Agent”). New Senior Secured Term Loan Lenders: Secured Debtholders which receive New Senior Secured Term Loans in connection with the Recapitalization Transaction (collectively, and together with any person that becomes a lender by assignment as set forth under the heading “Assignments and Participations” below, the “New Senior Secured Term Lenders”).

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 3 TYPE AND AMOUNT OF NEW SENIOR SECURED TERM FACILITY New Senior Secured Term Facility: Type and Amount: A New Senior Secured Term facility (the “New Senior Secured Term Facility”) in an aggregate principal amount to be determined based on mechanisms in the Recapitalization Transaction Term Sheet, including adjustments outlined therein (the loans thereunder, the “New Senior Secured Term Loans”), which shall be issued or distributed in connection with the Recapitalization Transaction on the Closing Date. Repayments and prepayments of the New Senior Secured Term Loans may not be re-borrowed. Maturity: The New Senior Secured Term Loans will mature on the date which is 6 years following the Closing Date (the “New Senior Secured Term Loan Maturity Date”) Amortization: Commencing on the last day of the first full fiscal quarter ending after the Closing Date, the New Senior Secured Term Loans will be repayable in equal quarterly installments of 2.00% per annum of the original principal amount of the New Senior Secured Term Loans. New Senior Secured Incremental Term Facility: The Borrower will have the right, from time to time, on one or more occasions, to add one or more incremental term facilities and/or increase the New Senior Secured Term Facility (each, a “New Senior Secured Incremental Term Facility”) on terms and conditions agreed by the Borrower and the relevant New Senior Secured Incremental Term Facility lenders in an aggregate outstanding principal amount not to exceed an unlimited amount so long as, after giving effect to the relevant New Senior Secured Incremental Term Facility, (1) if such New Senior Secured Incremental Term Facility is secured by a lien on the Collateral that is pari passu with the lien on the Collateral securing the New Senior Secured Term Facility, the Secured Net Leverage Ratio (as defined below) does not exceed 5.00:1.00 or (2) if such New Senior Secured Incremental Term Facility is secured by a lien that is junior to the lien on the Collateral securing New Senior Secured Term Facility, is secured by a lien on assets other than the Collateral or is unsecured, the Total Net Leverage Ratio (as defined below) does not exceed 6.50:1.00, in each case, calculated on a pro forma basis, including the application of the proceeds thereof (without “netting” the cash proceeds of the applicable New Senior Secured Incremental Term Facility to the Borrower); provided, that, at the time of the addition thereof: (i) No default or event of default exists or shall exist after giving effect to such New Senior Secured Incremental Term Facility; provided that if the primary purpose of proceeds of such loans incurred under the New Senior Secured Incremental Term Facility is to finance a Limited Condition Transaction (as defined below) then

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 4 the foregoing shall be limited to no default or event of default on the date of signing the definitive documentation for such transaction and no payment or bankruptcy default on the date of incurrence; (ii) any New Senior Secured Incremental Term Facility will have a final maturity date no earlier than the then- existing New Senior Secured Term Loan Maturity Date; (iii) the weighted average life to maturity applicable to each New Senior Secured Incremental Term Facility shall not be shorter than the weighted average life to maturity of the then-existing New Senior Secured Term Facility; (iv) the interest rate applicable to any New Senior Secured Incremental Term Facility will be determined by the Borrower and the lenders providing such New Senior Secured Incremental Term Facility and, in the case of any New Senior Secured Incremental Term Facility that is pari passu with the New Senior Secured Term Loans funded on the Closing Date (the “New Senior Secured Term Loans”) in right of payment and with respect to security, such interest rate will not be more than 0.50% higher than the corresponding interest rate applicable to the New Senior Secured Term Loans unless the interest rate margin with respect to the New Senior Secured Term Loans is adjusted to be equal to the interest rate with respect to the relevant New Senior Secured Incremental Term Facility, minus, 0.50%; provided that this clause (iv) shall only be effective until the date that is 48 months after the Closing Date; provided, further, that in determining the applicable interest rate: (A) underwriting, OID, commitment or upfront fees or similar fees paid by the Borrower in connection with such New Senior Secured Incremental Term Facility or the New Senior Secured Term Loans payable by the Borrower generally to all of the lenders of such incremental indebtedness (based on a 4-year average life to maturity) shall be included, (B) any amendment to the Applicable Margin on the New Senior Secured Term Loans that became effective after the Closing Date but prior to the time of the addition of such New Senior Secured Incremental Term Facility shall be included, (C) if the New Senior Secured Term Loans or such New Senior Secured Incremental Term Facility includes any “LIBOR”, “EURIBOR” or “ABR” interest rate floor, and the Published LIBO Rate or ABR on the applicable date of determination is less than such “LIBOR”, “EURIBOR” or ABR interest rate floor, the resulting

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 5 difference will be equated to interest margin for purposes of this clause (iii) (this clause (iii), the “MFN Provision”); (v) any New Senior Secured Incremental Term Facility (A) may rank pari passu or junior in right of payment and pari passu or junior with respect to security with the other New Senior Secured Term Facility or may be unsecured (subject, as applicable, to the Intercreditor Agreement or an intercreditor agreement the terms of which are reasonably satisfactory to the Administrative Agent (any such intercreditor arrangements, “Acceptable Intercreditor Arrangements”)), (B) if secured, may not be secured by any assets other than Collateral and (C) if guaranteed, may not be guaranteed by any person which is not a Loan Party; (vi) except as otherwise provided above (including with respect to margin, pricing, maturity and/or fees), the terms of any New Senior Secured Incremental Term Facility, if not substantially consistent with the terms of the New Senior Secured Term Facility, shall be reasonably satisfactory to the Administrative Agent (it being understood that (A) any New Senior Secured Incremental Term Facility that is pari passu with the New Senior Secured Term Facility in right of payment and with respect to security shall share ratably in any prepayment in respect of the New Senior Secured Term Facility unless the Borrower and the lenders in respect of such New Senior Secured Incremental Term Facility elect lesser payments and (B) the terms of any New Senior Secured Incremental Term Facility shall not be more favourable to the lenders in respect of such New Senior Secured Incremental Term Facility in any respect (including through the addition of a financial covenant) unless such terms only apply after the termination of the New Senior Secured Term Facility or the Term Loan Definitive Documentation is amended such that the New Senior Secured Term Lenders receive the benefit of the more favourable terms); (vii) any New Senior Secured Incremental Term Facility that is an increase in loans under an existing tranche of New Senior Secured Term Loans shall be on the same terms (including maturity date and interest rates) and pursuant to the same documentation (other than the amendment evidencing such New Senior Secured Incremental Term Facility) applicable to such tranche of New Senior Secured Term Loans; and

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 6 (viii) any New Senior Secured Incremental Term Facility incurred prior to January 1, 2019 may only be incurred to finance Permitted Acquisitions (as defined below). Any New Senior Secured Incremental Term Facility may be provided by existing New Senior Secured Term Lenders or, subject to the reasonable consent of the Administrative Agent (not to be unreasonably withheld, conditioned or delayed), other persons who become New Senior Secured Term Lenders in connection therewith if such consent would be required under the heading “Assignments and Participations” below for assignments or participations of New Senior Secured Term Loans or commitments, as applicable, to the relevant person; provided, that (a) no existing New Senior Secured Term Lender will be obligated to provide any such New Senior Secured Incremental Term Facility and (b) the ability of any Affiliated Lender (as defined below) to provide any part of any New Senior Secured Incremental Term Facility will be subject to the relevant restrictions applicable to Affiliated Lenders described under the heading “Assignments and Participations” below. The proceeds of any New Senior Secured Incremental Term Facility may be used by the Borrower and its subsidiaries for working capital and other general corporate purposes, including the financing of Permitted Acquisitions and other investments and any other use not prohibited by the Term Loan Definitive Documentation. To the extent the proceeds of any New Senior Secured Incremental Term Facility are intended to be applied to finance an acquisition that is permitted under the Term Loan Definitive Documentation, the availability thereof shall, if agreed by the lenders providing such New Senior Secured Incremental Term Facility, be subject to customary “SunGard” or other applicable “certain funds” conditionality provisions, subject to clause (i) above. As used herein, (a) “Secured Net Leverage Ratio” will be defined, as of any date of determination, as the ratio of (i) Consolidated Total Debt that is secured by the Collateral on a pari passu basis, net of unrestricted cash and cash equivalents of the Borrower and its Restricted Subsidiaries in excess of the Base Amount (as defined below) on such date of determination, to (ii) Consolidated Adjusted EBITDA and (b) “Total Net Leverage Ratio” will be defined, as of any date of determination, as the ratio of (i) Consolidated Total Debt, net of unrestricted cash and cash equivalents of the Borrower and its Restricted Subsidiaries in excess of the Base Amount on such date of determination, to (ii) Consolidated Adjusted EBITDA. “Base Amount” shall mean (x) $50 million prior to the third anniversary of the Closing Date and (y) thereafter, $0. For purposes of the Term Loan Definitive Documentation, “Consolidated Adjusted EBITDA” means the Consolidated Net Income (to be defined in a manner consistent with Documentation

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 7 Considerations) of the Borrower and its Restricted Subsidiaries determined on a consolidated basis for such period for which financial statements are available: (a) increased, in each case to the extent deducted (and not added back) in Consolidated Net Income, and in each case, without duplication with any other item described in this clause (a) or any item excluded pursuant to the definition of Consolidated Net Income, by: (i) provision for Taxes based on income or profits or capital, including state, provincial, franchise, excise and similar Taxes and foreign withholding Taxes of such Person paid or accrued, including any penalties and interest relating to any Tax examinations; plus (ii) consolidated interest expense for such period; plus (iii) depreciation, amortization and other non-cash charges or expenses (including any reserves, write-downs or write-offs) of such Person for such period (except to the extent that such non-cash charges are reserved for cash charges to be taken in the future); plus (iv) extraordinary, non-recurring or exceptional losses, charges and expenses actually paid during such period (including, without limitation, losses, charges and expenses attributable to (a) the Competition & Markets Authority (“CMA”) investigation (or settlement) and (b) any litigation (or settlement) connected with matters which are the subject of the current CMA investigation); plus (v) fees, charges and expenses relating to the Recapitalization Transaction to the extent paid prior to or within 6 months after the Closing Date (including, without limitation, any financial advisory fees, filing fees, accounting fees, legal fees and other similar advisory and consulting fees and related out-of-pocket expenses and other fees, but excluding, however, any interest or principal paid in cash in relation to or in connection with amounts due under the Existing Credit Agreement and related loan documentation); plus (vi) expenses, costs and charges related to restructuring, or relocation actually incurred in such period; provided that the aggregate amount added back pursuant to this clause (vi) for expenses, costs and charges related to restructuring for any four Fiscal Quarter period shall not exceed 6% of Consolidated Adjusted EBITDA in any Fiscal Year (it being understood that relocation costs shall not be subject to this proviso); plus

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 8 (vii) expenses, costs and charges related to severance actually incurred in such period; plus (viii) expenses, costs and charges related to Permitted Acquisitions after the Closing Date actually incurred in such period; plus (ix) losses, charges and expenses relating to asset dispositions or the sale or other disposition of any Equity Interests (to be defined in a manner consistent with Documentation Considerations) of any Person, in each case to the extent permitted by this Agreement, other than in the ordinary course of business, as determined in good faith by an Authorized Officer (to be defined in a manner consistent with Documentation Considerations) of the Borrower; plus (x) losses, charges and expenses attributable to disposed or discontinued operations and losses, charges and expenses related to the disposal of disposed, abandoned, closed or discontinued operations, in all cases other than in the ordinary course of business; plus (xi) losses, charges and expenses attributable to the early extinguishment or conversion of Indebtedness, Hedge Agreements or other derivative instruments (including premiums paid); plus (xii) charges, expenses and fees actually incurred and paid in cash in such period, including financial advisory, accounting, auditor, legal and other consulting and advisory fees and any Canadian Securities Administrator, SEDAR, U.S. Securities and Exchange Commission (“SEC”), SEC Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) or other filing fees and expenses, or any amortization thereof, in connection with any equity offering, merger, amalgamation, recapitalization, asset disposition, incurrence or repayment of Indebtedness, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction undertaken but not completed) and any non-recurring charges and expenses (including nonrecurring merger or amalgamation expenses) incurred as a result of any such transaction, provided that, any such charges, expenses and fees are paid prior to or within 3 months of such transaction; plus (xiii) the amount of cost savings and cost synergies projected by the Borrower in good faith to be realized in connection with any Permitted Acquisition after the

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 9 Closing Date (which cost savings or cost synergies shall be subject only to certification in reasonable detail by an Authorized Officer of the Borrower and shall be calculated on a pro forma basis as though such cost savings or synergies had been realized on the first day of the relevant period), net of the amount of actual benefits realized during such period from such actions; provided that (A) such cost savings or cost synergies are reasonably identifiable and factually supportable, (B) are expected to be realized (in the good faith determination of the Borrower) within twelve (12) months after the date of such Permitted Acquisition, (C) no cost savings or cost synergies shall be added to the extent duplicative of any expenses or charges otherwise added back to Consolidated Adjusted EBITDA through another pro forma adjustment for such period, and (C) the aggregate amount added back pursuant to this clause (xii) for any four Fiscal Quarter period shall not exceed 10.0% of Consolidated Adjusted EBITDA prior to accounting for adjustments pursuant to clauses (a)(iv) above through this clause (a)(xiii); (b) decreased (in each case to the extent added in Consolidated Net Income), by (without duplication): (i) extraordinary, non-recurring or exceptional gains during such period; plus (ii) net unrealized gains on Hedge Agreements and any net after tax gain or income from the early extinguishment of Indebtedness; plus (iii) gains relating to asset dispositions or the sale or other disposition of any Equity Interests of any Person other than in the ordinary course of business; plus (iv) cash payments during such period on account of accruals on or reserves added to Consolidated Adjusted EBITDA pursuant to clause (a) above; plus (v) non-cash gains, excluding any non-cash gains that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that were deducted (and not added back) in the calculation of Consolidated Adjusted EBITDA for any prior period. Refinancing Facility: The Borrower shall have the right to refinance and/or replace its New Senior Secured Term Loans (and loans under any New Senior Secured Incremental Term Facility) in whole or in part with (x) one or more new term facilities (each, a “Refinancing Facility” or the “Refinancing Facilities”) under the Term Loan Definitive Documentation with the consent of the Borrower and the institutions

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 10 providing such Refinancing Facility and/or (y) one or more series of notes or loans, in the case of each of clauses (x) and (y), that may be pari passu with or junior to the remaining portion of the New Senior Secured Term Facility in right of payment and/or security and/or be unsecured (such notes or loans, the “Refinancing Notes”); provided, that (a) any Refinancing Facility or issuance of Refinancing Notes that is pari passu with or junior to the remaining portion of the New Senior Secured Term Facility with respect to security or subordinated to the remaining portion of the New Senior Secured Term Facility in right of payment shall be subject to Acceptable Intercreditor Arrangements, (b) no Refinancing Facility or issuance of Refinancing Notes shall mature prior to the latest maturity date of the New Senior Secured Term Facility being refinanced or replaced, and in the case of the New Senior Secured Term Facility, no Refinancing Facility or issuance of Refinancing Notes shall have a shorter weighted average life to maturity than the New Senior Secured Term Loans being refinanced or replaced, (c) any Refinancing Facility or issuance of Refinancing Notes shall have pricing (including interest, fees and premiums), optional prepayment and redemption terms as may be agreed to by the Borrower and the lenders or holders party thereto, (d) if any such Refinancing Facility or issuance of Refinancing Notes is secured, it may not be secured by any assets other than the Collateral, (e) if any such Refinancing Facility or issuance of Refinancing Notes is guaranteed, it may not be guaranteed by any person other than the applicable Loan Parties, (f) the other terms and conditions (excluding those referenced in clauses (a) through (e) above) of such Refinancing Facility or issuance of Refinancing Notes shall not be more favorable (taken as a whole and as reasonably determined by the Borrower) to the lenders providing such Refinancing Facility or the holders of such Refinancing Notes than those applicable to the New Senior Secured Term Loans or commitments being refinanced or replaced (except for covenants or other provisions applicable only to periods after the latest final maturity date of the New Senior Secured Term Loans or commitments existing at the time of such refinancing or replacement), (g) except to the extent otherwise permitted under the Term Loan Definitive Documentation, the aggregate principal amount of any Refinancing Facility or any issuance of Refinancing Notes shall not exceed the aggregate principal amount of indebtedness and commitments being refinanced or replaced therewith, plus interest, premiums, fees and expenses and (h) any Refinancing Facility that is pari passu with the New Senior Secured Term Facility in right of payment and security shall share ratably in any voluntary or mandatory prepayment of the New Senior Secured Term Loans unless the Borrower and the lenders in respect of such Refinancing Facility elect lesser payments. CERTAIN PAYMENT PROVISIONS Interest Rates and Fees: As set forth on Annex I hereto. Optional Prepayments and New Senior Secured Term Loans may be prepaid and commitments

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 11 Commitment Reductions: may be reduced, in whole or in part, without premium or penalty (except as described under the heading “Prepayment Fee” below), in minimum amounts to be agreed, at the option of the Borrower at any time upon 1 business day’s (or, in the case of a prepayment of Eurodollar Loans (as defined on Annex I hereto), 3 business days’) prior notice, subject to reimbursement of the New Senior Secured Term Lenders’ redeployment costs in the case of a prepayment of Eurodollar Loans prior to the last day of the relevant interest period. Optional prepayments of the New Senior Secured Term Loans shall be applied to the installments of the New Senior Secured Term Loans as directed by the Borrower (or in the absence of direction from the Borrower, in the direct order of maturity). Prepayment Fee: Any Repricing Transaction (as defined below) consummated prior to the date that is 12 months after the Closing Date will be subject to a prepayment premium of 1.00% on the principal amount of the New Senior Secured Term Loans prepaid or, in the case of any amendment, the principal amount of the relevant New Senior Secured Term Loans outstanding immediately prior to (and subject to) such amendment (including the principal amount of any New Senior Secured Term Loans of any Lender which are required to be assigned in accordance with the “yank-a-bank” provisions set forth in the Term Loan Definitive Documentation as a result of such Lender’s failure to consent to such amendment). For purposes of the Term Loan Definitive Documentation, “Repricing Transaction” means the refinancing or repricing of all or any portion of the New Senior Secured Term Loans the primary purpose of which is to reduce the all-in-yield applicable to the New Senior Secured Term Loans (x) with the proceeds of senior secured term loans that are incurred by any Loan Party or (y) in connection with any amendment to the Term Loan Definitive Documentation, in either case, (i) having or resulting in an effective interest rate (to be calculated in a manner consistent with that set forth above in the MFN Provision) as of the date of such refinancing or repricing that is (and not by virtue of any fluctuation in any “base” rate) less than the effective interest rate applicable to the New Senior Secured Term Loans immediately prior to such refinancing or repricing and (ii) in the case of a refinancing of the New Senior Secured Term Loans, the proceeds of which are used to repay, in whole or in part, outstanding New Senior Secured Term Loans, but excluding, in any such case, any refinancing or repricing of New Senior Secured Term Loans in connection with any initial public offering or “change of control” transaction. Mandatory Prepayments: The following amounts shall be applied to prepay the New Senior Secured Term Loans, in each case with carve-outs and exceptions consistent with the Documentation Considerations: (a) 100% of the net cash proceeds of any incurrence by the Borrower or any of its Restricted Subsidiaries of debt that is (i)

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 12 not permitted under the Term Loan Definitive Documentation or (ii) incurred pursuant to a Refinancing Facility or an issuance of Refinancing Notes; (b) 100% of the net cash proceeds in excess of $25 million in any fiscal year of any non-ordinary course sale or other disposition of assets (other than the North American Assets (as defined below) or a Material Disposition (as defined below)) consummated by the Borrower or any Restricted Subsidiary or as a result of casualty or condemnation (subject to the right of the Borrower to apply such proceeds to (x) restore, rebuild, repair, construct, improve, replace or otherwise acquire assets useful in the Borrower’s or its subsidiaries’ business, in each case to the extent constituting a capital expenditure or (y) consummate a Permitted Acquisition (each of (x) and (y), a “Permitted Reinvestment”) within 12 months following receipt (or if the Borrower or its subsidiaries have committed to reinvest such proceeds within such 12 month period reinvestment within 6 months following such 12 month period)); and (c) 100% of the net cash proceeds from (x) any non-ordinary course sale or other disposition of the Borrower’s North American product portfolio consisting of branded products (which, for the avoidance of doubt, shall not include (i) Pinnacle Biologics, Inc. (“Pinnacle”), (ii) any assets owned by Pinnacle or its subsidiaries or (iii) the Photofrin intellectual property of Pinnacle owned by Concordia Labs Inc. or Concordia Laboratories Inc. S.a R.L) and authorized generic contracts (the “North American Assets”) or (y) sales and other dispositions (or series of related dispositions) in excess of $100 million (a “Material Disposition”) consummated by the Borrower or any Restricted Subsidiary (subject, in the case of clauses (x) and (y), to the right of the Borrower to reinvest up to 50% of such proceeds as a Permitted Reinvestment within 12 months following receipt (or if the Borrower or its subsidiaries have committed to reinvest such proceeds within such 12 month period reinvestment within 6 months following such 12 month period)); provided that a mandatory prepayment pursuant to this clause (c) shall only be required to be paid in the event net cash proceeds exceed $5 million (in which event, 100% of such net cash proceeds shall be required to be applied). Mandatory prepayments of the New Senior Secured Term Loans shall be applied to the installments thereof as directed by the Borrower (or in the absence of direction from the Borrower, to remaining instalments of principal on a pro rata basis); provided, that the Term Loan Definitive Documentation will provide that, in the case of any mandatory prepayment in respect of any asset sale or casualty or condemnation event, to the extent required by the documentation governing such other indebtedness, the Borrower

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 13 may apply the net cash proceeds thereof ratably (based on the outstanding principal amounts thereof) to the payment of the New Senior Secured Term Loans and any other indebtedness that is secured on a pari passu basis with the New Senior Secured Term Loans; provided that any amount that is offered to prepay any such other indebtedness and is not accepted by the holders of such indebtedness shall be applied to prepay the New Senior Secured Term Loans. If the Borrower determines in good faith that any prepayment described under clause (b) and (c) above (i) in the case of any prepayment attributable to any Subsidiary, would violate or conflict with any local law (e.g., financial assistance, corporate benefit, thin capitalization, capital maintenance and similar legal principles, restrictions on upstreaming of cash intra group and the fiduciary and statutory duties of the directors of the relevant subsidiaries), (ii) would require the Borrower or any Restricted Subsidiary to incur a material and adverse tax liability (including any withholding tax) if such amount were repatriated to the Borrower as a dividend or (iii) in the case of any prepayment attributable to any joint venture, would violate any organizational document of such joint venture (or any relevant shareholders’ or similar agreement), in each case if the amount subject to the relevant prepayment were upstreamed or transferred to the Borrower as a distribution or dividend (any amount limited as set forth in clauses (i) through (iii) of this paragraph, a “Restricted Amount”), the amount of the relevant prepayment shall be reduced by the Restricted Amount; provided that (A) in the case of any Restricted Amount arising under the circumstances described in clause (i) or (ii) above, the Borrower shall use commercially reasonable efforts to take all actions required by applicable law to permit the repatriation of the relevant amounts to the Borrower and (B) if the circumstance giving rise to any Restricted Amount ceases to exist within 365 days following the end of the event giving rise to the relevant prepayment, the relevant Restricted Subsidiary shall promptly repatriate or distribute the amount that no longer constitutes a Restricted Amount to the Borrower for application to the New Senior Secured Term Loans as required above promptly following the date on which the relevant circumstance ceases to exist; it being understood and agreed that following the expiration of the 365-day period referenced above, the relevant Restricted Subsidiary may retain any Restricted Amount, and no prepayment shall be required in respect thereof; provided that in no event shall any Restricted Amount be used to increase the Cumulative Credit (as defined below). Any New Senior Secured Term Lender (each a “Declining Lender”) may elect not to accept any mandatory prepayment, but in the case of clause (a) above, solely to the extent the relevant prepayment does not represent a refinancing of the New Senior Secured Term Loans. COLLATERAL Same as in the Existing Credit Agreement, but in any event subject to the provisions of the immediately following paragraphs, the

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 14 Borrower Obligations and the obligations of each other Loan Party under its Guaranty shall be secured by a perfected first-priority security interest (subject to permitted liens and other exceptions to be set forth in the Term Loan Definitive Documentation, including, without limitation, liens expressly permitted to exist on the Closing Date pursuant to the Recapitalization Transaction and otherwise set forth below) in substantially all of such Loan Party’s tangible and intangible assets (including, without limitation, a pledge of the capital stock of each Loan Party’s direct subsidiaries (subject to the following sentence) (the “Collateral”). Notwithstanding the foregoing, the Collateral will exclude: (a) all leasehold real property, (b) all fee-owned real property with a fair market value (as reasonably estimated by the Borrower) of equal to or less than $10 million, (c) pledges and security interests (including in respect of partnerships, joint ventures and other non-wholly-owned entities) to the extent prohibited by law or agreements containing anti-assignment provisions not overridden by the UCC, PPSA or other applicable law, (d) any lease, license or other agreement or any property subject to a purchase money security interest, Capital Lease Obligation (to be defined in a manner consistent with Documentation Considerations) or similar arrangements permitted hereunder, the property subject thereto, any insurance in respect thereof, any management or operating agreement with respect thereto and deposits made in respect thereof and all rights in relation to any of the foregoing, in each case, to the extent that a grant of a security interest therein would violate or invalidate such lease, license or agreement, purchase money, capital lease or a similar arrangement or create a right of termination in favor of any other party thereto (other than a Loan Party), (e) (1) equity interests which constitute margin stock, (2) equity interests in Unrestricted Subsidiaries and (3) equity interests in any person other than wholly-owned subsidiaries to the extent the granting of a security interest is not permitted by law or the terms of such subsidiary’s organizational, shareholders, acquisition, joint venture or governance documents (including as a result of minority ownership) or would trigger termination pursuant to any “change of control” or similar provision, (f) assets the grant or perfection of a security interest in which would result in material and adverse tax consequences as reasonably determined by the Borrower in consultation with the Administrative Agent,

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 15 (g) any property or asset the grant or perfection of a security interest in which would require governmental consent, approval, license or authorization (unless such consent, approval, license or authorization has been obtained), after giving effect to any applicable anti-assignment provision of the UCC, PPSA or other applicable law and other than proceeds thereof to the extent that the assignment of the same is effective under the UCC, PPSA or other applicable law notwithstanding such consent or restriction, (h) any “intent-to-use” trademark applications prior to the filing of a “Statement of Use” or “Amendment to Allege Use” with respect thereto, to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to- use trademark application under applicable law, (i) motor vehicles and other assets subject to certificates of title (unless otherwise capable of perfection by filing a financing statement under the PPSA or UCC or similar filing in any applicable jurisdiction), letter of credit rights with an individual face amount not exceeding $5,000,000 (except to the extent constituting a support obligation for other Collateral as to which perfection of the security interest in such other Collateral is accomplished by the filing of a UCC or PPSA financing statement (or similar filing in any applicable jurisdiction) and commercial tort claims with a value of less than $5 million, (j) deposit accounts, securities accounts, commodities accounts, futures accounts and other similar accounts of any Loan Party (A) used for the sole purpose of funding (1) payroll, healthcare and other employee wage and benefit accounts, (2) tax accounts (including without limitation, sales tax accounts), (3) escrow, defeasance, discharge and redemption accounts permitted hereunder and (4) fiduciary and trust accounts, and, in the case of sub-clauses (1) through (4), the funds or other property held in or maintained in any such account, (B) that are zero-balance accounts, (C) except to the extent a security interest therein can be perfected by filing under the UCC, PPSA or other applicable law or the jurisdiction of any Loan Party, accounts in jurisdictions other than in the jurisdiction of organization of the applicable granting Loan Party, the United States or any state thereof, Canada or any province or territory thereof, the United Kingdom, Australia, Jersey, Ireland, Luxembourg, the Netherlands, New Zealand, Sweden or Switzerland (collectively, the “Acceptable Guarantor Jurisdictions”) and (D) accounts other than those described in the preceding clauses (A) through (C) with respect to which the average daily balance of the funds maintained on deposit therein does not exceed $5,000,000 at any time, except to the extent a security interest therein can be perfected by filing

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 16 under the UCC, PPSA or other applicable law, and (k) other assets (and categories thereof) to be agreed consistent with the Documentation Considerations or otherwise reasonably satisfactory to the Administrative Agent and the Borrower. Notwithstanding anything to the contrary contained herein: (a) no Loan Party shall be required to grant a security interest in any asset or perfect a security interest in any Collateral to the extent: (i) the cost, burden, difficulty or consequence of obtaining or perfecting a security interest therein outweighs the benefit of the security afforded thereby as reasonably determined by the Borrower and the Administrative Agent or (ii) the grant or perfection of a security interest in such asset would (A) be prohibited by enforceable anti- assignment provisions of any contract or applicable law, (B) violate the terms of any contract (in each case, after giving effect to the applicable anti-assignment provisions of the UCC, PPSA or other applicable law) or any applicable law or (C) trigger termination of any contract pursuant to any “change of control” or similar provision; it being understood that the Collateral shall include any proceeds and/or receivables arising out of any asset described in this clause (ii) to the extent the assignment of such proceeds or receivables is expressly deemed effective under the UCC, PPSA or other applicable law notwithstanding the relevant prohibition, violation or termination right, (b) no action outside of the United States, United Kingdom, Canada, Australia, New Zealand or other jurisdiction where a Loan Party is organized will be required in order to create or perfect any security interest in any asset of any Loan Party that is located outside of such jurisdiction, and no non-US, United Kingdom, Canadian, Australian, New Zealand or European Union law security or pledge agreements shall be required with respect to the assets of any Loan Party, (c) any required mortgage will be permitted to be delivered after the Closing Date, (d) no Loan Party shall be required to seek any landlord lien waiver, estoppel, warehouseman waiver or other collateral access or similar letter or agreement, (e) the following Collateral shall not be required to be perfected (except to the extent that perfection may be achieved by the

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 17 filing of a UCC or PPSA financing statement): (i) assets requiring perfection through control agreements or other control arrangements, including in respect of any deposit, securities or commodities accounts (other than control of pledged capital stock and material intercompany notes to the extent otherwise required above); (ii) vehicles and any other assets subject to certificates of title (except to the extent that perfection may be achieved by the filing of a UCC or PPSA financing statement), (iii) letter of credit rights (except to the extent that perfection may be achieved by the filing of a UCC or PPSA financing statement) and (iv) capital stock of (A) any Immaterial Subsidiary and/or (B) any person that is not a subsidiary, which, if a subsidiary, would constitute an Immaterial Subsidiary, (f) the guaranty and security documents (the “Security Documents”) will contain such other exceptions and qualifications as the Borrower and the New Senior Secured Term Lenders may reasonably agree. The New Senior Secured Term Facility will be senior in right of payment and secured on a first priority basis with respect to the Collateral (as defined below). The lien priority, relative rights and other creditors’ rights matters in respect of the New Senior Secured Term Facility, the New Senior Secured Notes and the Revolving Facility (as defined in Annex II attached hereto) will be set forth in a customary intercreditor agreement (the “Intercreditor Agreement”), which shall be reasonably satisfactory to the Borrower and the Administrative Agent. For the avoidance of doubt, the Intercreditor Agreement will, among other things, (a) allow additional first lien indebtedness permitted to be incurred pursuant to any New Senior Secured Incremental Term Facility and/or any New Senior Secured Incremental Equivalent Debt and/or otherwise in accordance with the terms of the Term Loan Definitive Documentation and (b) allow permitted refinancing indebtedness in respect of any of the foregoing (including, in the case of the New Senior Secured Term Facility, in the form of Refinancing Facilities). In addition, and subject, to the Intercreditor Agreement, the Term Loan Definitive Documentation will authorize and require the Administrative Agent to enter into any Acceptable Intercreditor Arrangement which allows (at the Borrower’s option) additional debt that is permitted under the New Senior Secured Term Facility to be incurred and secured under the Term Loan Definitive Documentation to be secured by a lien on the Collateral that is pari passu with or junior to the lien on the Collateral securing the New Senior Secured Term Facility. CERTAIN CONDITIONS

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 18 DOCUMENTATION Term Loan Definitive Documentation: The definitive financing documentation for the New Senior Secured Term Facility (including the Intercreditor Agreement, the “Term Loan Definitive Documentation”), shall be based on the Borrower’s Existing Credit Agreement, dated as of October 21, 2015, by and among, among others, the Borrower, the Subsidiaries party thereto, the lenders party thereto, and Goldman Sachs Bank USA, as administrative agent and collateral agent (the “Existing Credit Agreement”), and shall contain the terms and conditions set forth herein and such other terms as the Borrower and the New Senior Secured Term Lenders may agree; it being understood and agreed that the Term Loan Definitive Documentation shall: (a) contain only those mandatory prepayments, representations and warranties, affirmative, financial and negative covenants and events of default expressly set forth in this Term Sheet, in each case, applicable to the Borrower and its Restricted Subsidiaries, which shall be subject to standards, qualifications, thresholds, exceptions for materiality and/or otherwise and “baskets,” grace and cure periods, in each case, consistent (where applicable) with the Documentation Considerations (it being understood that certain baskets, exceptions and thresholds that are subject to a monetary cap shall also include a “builder” component based on a percentage of Consolidated Adjusted Assets (except as specifically provided in the Term Sheet) (a “Builder Component”)); and (b) (i) give due regard to the operational and strategic requirements of the Borrower and its Restricted Subsidiaries in light of their consolidated capital structure, size, industry and practices (including, without limitation, the leverage profile and projected free cash flow generation of the Borrower and its Restricted Subsidiaries), in each case, after giving effect to the Transactions and (ii) be based upon the Existing Credit Agreement and related credit documentation (this clause (b), together with the immediately preceding clause (a), collectively, the “Documentation Considerations”). Notwithstanding anything to the contrary herein, to the extent that the Term Loan Definitive Documentation requires (a) compliance with any financial ratio or test, (b) the absence of any default or event of default (or any type of default or event of default) or (c) compliance with any cap expressed as a percentage of Consolidated Adjusted EBITDA or Consolidated Total Assets (, in each case as a condition to the consummation of any transaction in connection with any acquisition (including the incurrence of any indebtedness) or similar investment that is not subject to any financing condition (a “Limited Condition Transaction”), the determination of whether the relevant condition is satisfied may be made, at the election of the Borrower, either (i) at the time of the execution of the definitive agreement with respect to the relevant acquisition or (ii) at the time the relevant acquisition is consummated, in either case after giving effect to the acquisition and any related indebtedness on a pro forma

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 19 basis. Capital Lease Obligations which would have been characterized as operating leases in accordance with IFRS as of the Closing Date shall be treated as operating leases. Representations and Warranties: Limited to the following: organizational existence; organizational power and authority; due authorization, execution and delivery of the Term Loan Definitive Documentation; enforceability of the Term Loan Definitive Documentation; no conflicts of the Term Loan Definitive Documentation with applicable law, organizational documents or contractual obligations; financial statements (including pro forma financial statements and projections); no Material Adverse Effect (as defined below) as of the Closing Date; capitalization of subsidiaries as of the Closing Date; compliance with law (including, without limitation, (i) GDPR, (ii) FCPA, (iii) UK Bribery Act 2010 (UKBA), (iv) OFAC, (v) the PATRIOT Act, and (vi) Corruption of Foreign Public Officials Act (Canada), Criminal Code (Canada), the Special Economic Measures Act (Canada), the Regulations Establishing a List of Entities made under subsection 83.05(1) of the Criminal Code (Canada), the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism (Canada), the United Nations Al-Qaida and Taliban Regulations, the Freezing Assets of Corrupt Foreign Officials Act, and Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, “Canadian Anti-Corruption and Sanctions Laws”), and, (vii) to the extent applicable, other anti-terrorism laws, anti-money laundering laws, “know your customer” requirements and laws and measures related to export control and sanctioned persons and activities (including, but not limited to, export control and sanctions laws and measures imposed by the United States, the European Union or its Member States, or the United Kingdom)); governmental approvals and consents, (as such approvals and consents pertain to the Term Loan Definitive Documentation); ERISA and labor matters; pension matters; environmental matters; litigation; ownership of property (including intellectual property); insurance; taxes; Federal Reserve margin regulations; Investment Company Act; accuracy of disclosure as of the Closing Date; solvency (to be defined in a manner to be agreed) of the Borrower and its Restricted Subsidiaries, taken as a whole, on the Closing Date; and the creation, validity, perfection and priority of security interests. Representations and warranties will be subject to Material Adverse Effect qualifiers consistent with those contained in the Existing Credit Agreement. “Material Adverse Effect” means any event, effect or matter which is reasonably likely to have a material adverse effect on: (i) the consolidated business, assets or financial condition of the Borrower and its Restricted Subsidiaries, taken as a whole, (ii) the ability of the Borrower and its Restricted Subsidiaries, taken as a whole, to perform its payment obligations under any of the Finance Documents, (iii) the rights and remedies of the Administrative

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 20 Agent, the New Senior Secured Term Lenders and the other Secured Parties or (iv) the validity or enforceability of the Security Documents in any way which is materially adverse to the interests of the New Senior Secured Term Lenders under the Term Loan Definitive Documentation taken as a whole and if capable of remedy, is not remedied within 20 business days of the earlier of the Borrower becoming aware of the relevant event or circumstance or being given notice of the same by the Administrative Agent. Affirmative Covenants: Limited to the items set forth in Section 1 of Annex II attached hereto. Negative Covenants: Limited to the items set forth in Section 2 of Annex II attached hereto, and applicable to the Borrower and its Restricted Subsidiaries. Events of Default: Limited to the items set forth in Section 3 of Annex II attached hereto. Voting: Amendments and waivers of the Term Loan Definitive Documentation will require the approval of non-defaulting New Senior Secured Term Lenders holding at least the Applicable Voting Percentage (as defined below) (the “Required Lenders”), except that: (a) the consent of each New Senior Secured Term Lender directly and adversely affected thereby (but not the Required Lenders) shall be required with respect to: (i) any reduction in the principal amount of any First Lien Loan or scheduled amortization payment owed to such New Senior Secured Term Lender, (ii) any extension of the final maturity of any New Senior Secured Term Loan owed to such New Senior Secured Term Lender or the due date of any interest or fee payment or any scheduled amortization payment in respect of any New Senior Secured Term Loan owed to such New Senior Secured Term Lender (in each case, other than any extension for administrative convenience as agreed by the Administrative Agent), (iii) any reduction in the rate of interest (other than any waiver of default interest) or the amount of any fees owed to such New Senior Secured Term Lender (it being understood that any change in any definition applicable to any ratio used in the calculation of such rate of interest or fees (including any component definition) shall not constitute a reduction in any rate of interest or any fee), (iv) any increase in the amount (other than with respect to any New Senior Secured Incremental Term Facility to which such New Senior Secured Term Lender has

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 21 agreed) of such New Senior Secured Term Lender’s commitment (it being understood that a waiver of any condition precedent or the waiver of any default, event of default or mandatory prepayment shall not constitute an increase of any commitment of any New Senior Secured Term Lender), (v) any extension of the expiry date of such New Senior Secured Term Lender’s commitment (it being understood that a waiver of any condition precedent or the waiver of any default, event of default or mandatory prepayment shall not constitute an extension of any commitment of any New Senior Secured Term Lender), (vi) any modification to the pro rata sharing of payment provisions except as otherwise provided by the Term Loan Definitive Documentation, (vii) re-tranching the New Senior Secured Term Facility, (viii) change the coin or currency in which the principal of any New Senior Secured Term Loan (or interest payable thereon) is payable, and (ix) any change to the “waterfall” provisions of the Term Loan Definitive Documentation, except as otherwise provided by the Term Loan Definitive Documentation; (b) the consent of 100% of the New Senior Secured Term Lenders shall be required with respect to: (i) any reduction of any voting percentage set forth in the definition of “Required Lenders”, (ii) any release of all or substantially all of the Collateral (other than in accordance with the Term Loan Definitive Documentation), (iii) any release of all or substantially all of the value of the Guaranty (other than in accordance with the Term Loan Definitive Documentation); (iv) any introduction of a new senior ranking tranche of New Senior Secured Term Loans; (c) the consent of 85.0% of the New Senior Secured Term Lenders shall be required with respect to (i) any increase in the maximum principal amount of the Revolving Facility (as defined below) from that permitted under the Term Loan Definitive Documentation in effect on the Closing Date or (ii) the subordination of the liens on Collateral securing the New Senior Secured Term Facility to liens securing any other indebtedness or any increase in the amount of indebtedness

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 22 that is permitted to rank senior to the liens of the New Senior Secured Term Lenders (provided that such percentage shall be reduced to 66.66% at any time the Applicable Voting Percentage is 50.1%); and (d) the consent of the Administrative Agent will be required with respect to modifications of the Term Loan Definitive Documentation which affect the rights and duties of the Administrative Agent. “Applicable Voting Percentage” means at any time (x) if at such time the New Senior Secured Term Loans held in the aggregate by the Plan Sponsors (as defined below) constitute greater than 27.5% of the New Senior Secured Term Loans outstanding at such time, 66.66%, and (y) at any other time (so long as the Plan Sponsors have notified the Administrative Agent for further notification to the Lenders that the Plan Sponsors in the aggregate hold less than 27.5% of the New Senior Secured Term Loans outstanding at such time), 50.1%. Each Plan Sponsor shall be required to promptly provide to the Administrative Agent notice of the aggregate principal amount of the New Senior Secured Term Loans held by such Plan Sponsor and its affiliates upon any change in the amount of such holdings (which notice may be provided in an annex to the applicable assignment and assumption agreement, which annex shall only be delivered to the Administrative Agent, and not to the counterparty) and if such notice results in a change in the Applicable Voting Percentage, then the Administrative Agent shall notify the other New Senior Secured Term Lenders and the Borrower of any such change in the Applicable Voting Percentage. The Administrative Agent shall be entitled to rely on all such notices provided they are absent manifest error. “Plan Sponsor” means any party which owns, directly or indirectly, 5% or more of the outstanding voting common stock of the Borrower after giving effect to the Recapitalization Transaction on the Closing Date, and in each case, controlled affiliates thereof. Modifications to provisions regarding pro rata payments or sharing of payments, in each case, in connection with loan buy-back or similar programs, “amend and extend” transactions or the addition of one or more tranches of debt (which may, but are not required to be new money tranches) and the like not otherwise contemplated hereby shall only require approval of the Required Lenders, and non- pro rata distributions, payments and commitment reductions will be permitted in connection with any such loan buy-back or similar programs, amend and extend transactions or new tranches of debt and as contemplated hereby. The Term Loan Definitive Documentation will contain provisions to permit the amendment and extension and/or replacement of the New Senior Secured Term Facility (including any New Senior Secured Incremental Term Facility), which may be provided by existing New

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 23 Senior Secured Term Lenders or, subject to the reasonable consent of the Administrative Agent and each Issuing Lender if required under the heading “Assignments and Participations” below, other persons who become New Senior Secured Term Lenders in connection therewith, in each case without the consent of any other New Senior Secured Term Lender. The Term Loan Definitive Documentation will permit the Administrative Agent and the Borrower to enter into one or more amendments thereto to incorporate the provisions of any New Senior Secured Incremental Term Facility made available without any New Senior Secured Term Lender’s consent, so long as the purpose of such amendment is solely to incorporate the appropriate provisions for such New Senior Secured Incremental Term Facility in the Term Loan Definitive Documentation. The Term Loan Definitive Documentation will contain provisions allowing the Borrower to replace a New Senior Secured Term Lender or terminate the commitment of a New Senior Secured Term Lender and prepay such New Senior Secured Term Lender’s outstanding New Senior Secured Term Loans under one or more of the New Senior Secured Term Facility (as the Borrower shall elect) in connection with amendments and waivers requiring the consent of all New Senior Secured Term Lenders or of all New Senior Secured Term Lenders directly affected thereby (so long as the Required Lenders or a majority of the relevant group of affected New Senior Secured Term Lenders, as the case may be, consent), increased costs, taxes, etc. and “defaulting” or insolvent New Senior Secured Term Lenders. The Term Loan Definitive Documentation shall provide that a change of the Borrower (or the jurisdiction thereof) shall be permitted on a basis to be agreed, which basis shall take into consideration, inter alia, the jurisdiction of the Borrower and applicable tax considerations which arise therefrom. Defaulting Lenders: The Term Loan Definitive Documentation shall contain customary limitations on and protections with respect to “defaulting” New Senior Secured Term Lenders, including, but not limited to, non- payment/escrow of amounts owed to any such defaulting New Senior Secured Term Lender to secure its obligations and exclusion for purposes of voting for so long as such New Senior Secured Term Lender is a “defaulting” New Senior Secured Term Lender. Assignments and Participations: The New Senior Secured Term Lenders will be permitted to assign all or a portion of their New Senior Secured Term Loans and commitments to any person (other than to (a) any Disqualified Institution (to be defined in a manner consistent with Documentation Considerations; provided that the identity of Disqualified Institutions (other than competitors) shall be provided prior to the execution of the Recapitalization Transaction Term Sheet) (provided that the list of Disqualified Institutions (other than any “reasonably identifiable

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 24 affiliate” (on the basis of such affiliate’s name) included in the definition of “Disqualified Institution”) is permitted to be made available to any New Senior Secured Term Lender who specifically requests a copy thereof), (b) any natural person and (c) except as otherwise provided herein, the Borrower or any affiliate thereof) with the consent of (i) the Borrower (not to be unreasonably withheld or delayed), unless (x) a payment or bankruptcy (with respect to the Borrower) event of default has occurred and is continuing, or (y) solely in the case of the New Senior Secured Term Loans, such assignment is to a New Senior Secured Term Lender, an affiliate of a New Senior Secured Term Lender or an Approved Fund (as defined below); provided that the Borrower shall be deemed to have consented to any assignment unless it has objected thereto by delivering written notice to the Administrative Agent within 10 business days after receipt of a request for consent thereto and (ii) the Administrative Agent (not to be unreasonably withheld or delayed). Non-pro rata assignments shall be permitted. In the case of partial assignments (other than to another New Senior Secured Term Lender, an affiliate of a New Senior Secured Term Lender or an Approved Fund), the minimum assignment amount shall be $1.0 million in the case of any New Senior Secured Term Loan unless otherwise agreed by the Borrower and the Administrative Agent (or, in each case, if less, all of the relevant New Senior Secured Term Lender’s remaining loans and commitments of the applicable class). The Administrative Agent shall receive a processing and recordation fee of $3,500 (which fee may be waived or reduced in the sole discretion of the Administrative Agent) in connection with all assignments. The New Senior Secured Term Lenders shall also have the right to sell participations in their New Senior Secured Term Loans to other persons (other than (a) any Disqualified Institution (provided that the list of Disqualified Institutions (other than any “reasonably identifiable affiliate” (on the basis of such affiliate’s name) included in the definition of “Disqualified Institution”) is made available to any New Senior Secured Term Lender who specifically requests a copy thereof), (b) any natural person and/or (c) any Affiliated Lender)). Participants shall have the same benefits as the New Senior Secured Term Lenders with respect to yield protection and increased cost provisions subject to customary limitations and restrictions. Voting rights of participants shall be limited to those matters set forth in clauses (a) and (b) of the first paragraph under “Voting” with respect to which the affirmative vote of the New Senior Secured Term Lender from which it purchased its participation would be required. Pledges of New Senior Secured Term Loans in accordance with applicable law shall be permitted without restriction other than to Disqualified Institutions (provided that the list of Disqualified Institutions (other than any “reasonably identifiable affiliate” (on the basis of such affiliate’s name) included in the definition of

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 25 “Disqualified Institution”) is made available to any New Senior Secured Term Lender who specifically requests a copy thereof). “Approved Fund” means, with respect to any New Senior Secured Term Lender, any person (other than a natural person) that is engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities and is administered, advised or managed by (i) such New Senior Secured Term Lender, (ii) an affiliate of such New Senior Secured Term Lender or (iii) an entity or an affiliate of an entity that administers, advises or manages such New Senior Secured Term Lender. The Term Loan Definitive Documentation shall provide that New Senior Secured Term Loans may be purchased by and assigned to (a) any Non-Debt Fund Affiliate (as defined below) and/or (b) the Borrower and/or any subsidiary of the Borrower (the persons in clauses (a) and (b) above collectively, but excluding any Debt Fund Affiliate, “Affiliated Lenders”) on a non-pro rata basis through Dutch auctions open to all New Senior Secured Term Lenders holding New Senior Secured Term Loans on a pro rata basis in accordance with customary procedures to be agreed and/or open market purchases, notwithstanding any consent requirements set forth above; provided, that (i) no Affiliated Lender shall be required to make a representation that, as of the date of any such purchase and assignment, it is not in possession of MNPI with respect to the Borrower and/or any subsidiary thereof and/or any of their respective securities, (ii) New Senior Secured Term Loans (including term loans under any New Senior Secured Incremental Term Facility) owned or held by Affiliated Lenders shall be disregarded in the determination of any Required Lender vote (and such New Senior Secured Term Loans shall be deemed to be voted pro rata to the non-Affiliated Lenders), (iii) New Senior Secured Term Loans (including term loans under any New Senior Secured Incremental Term Facility) owned or held by Affiliated Lenders shall not, in the aggregate, exceed 50% of the aggregate outstanding New Senior Secured Term Facility at any time (after giving effect to any substantially simultaneous cancellation thereof), (iv) subject to exceptions to be agreed, no Affiliated Lender, solely in its capacity as such, shall be permitted to attend any “lender-only” conference calls or meetings or receive any related “lender-only” information, (v) in the case of any Dutch auction or open market purchase conducted by the Borrower or any of their Restricted Subsidiaries, no default or event of default may be continuing at the time of acceptance of bids for the relevant Dutch auction or the entry into a binding agreement with respect to the relevant open market purchase, as the case may be, (vi) any New Senior Secured Term Loans acquired by the Borrower or any of their Restricted Subsidiaries shall be immediately extinguished and irrevocably cancelled to the extent permitted by applicable law, (vii) no proceeds of the Revolving Facility shall fund any such purchase by the

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 26 Borrower or any of its subsidiaries and (viii) the relevant Affiliated Lender and the assigning or purchasing New Senior Secured Term Lender shall have executed a customary “affiliated lender assignment and assumption” agreement. In any bankruptcy or similar proceeding, no Affiliated Lender shall have any right to vote its interest in respect of any New Senior Secured Term Loan (it being understood that its interest will be deemed to be voted in the same proportion as the vote of non- Affiliated Lenders on the relevant matter), except to the extent that any plan of reorganization or other arrangement with respect to which the relevant vote is sought proposes to treat the interest of the relevant Affiliated Lender in such New Senior Secured Term Loan in a manner that is less favorable to such Affiliated Lender than the proposed treatment of New Senior Secured Term Loans held by other New Senior Secured Term Lenders. Notwithstanding the foregoing, (a) the Term Loan Definitive Documentation shall permit (but not require) any Non-Debt Fund Affiliate to contribute any assigned New Senior Secured Term Loans to the Borrower or any their subsidiaries for purposes of cancelling such New Senior Secured Term Loans, (b) each Affiliated Lender shall have the right to vote on any amendment, modification, waiver or consent that would require the vote of all New Senior Secured Term Lenders or the vote of all New Senior Secured Term Lenders directly and adversely affected thereby and (c) no amendment, modification, waiver or consent shall affect any Affiliated Lender (in its capacity as a New Senior Secured Term Lender) in a manner that is disproportionate to the effect on any New Senior Secured Term Lender of the same class or that would deprive such Affiliated Lender of its pro rata share of any payments to which it is entitled. In addition, the Term Loan Definitive Documentation shall provide that New Senior Secured Term Loans may be purchased by and assigned to any Debt Fund Affiliate, notwithstanding any consent requirements set forth above through (a) Dutch auctions open to all relevant New Senior Secured Term Lenders on a pro rata basis in accordance with customary procedures and/or (b) open market purchases on a non-pro rata basis; provided, that for any Required Lender vote, Debt Fund Affiliates may not, in the aggregate, account for more than 49.9% of the amounts included in determining whether the Required Lenders have consented to the relevant amendment, waiver or other action. The provisions of the second preceding paragraph shall not apply to any Debt Fund Affiliate, and each New Senior Secured Term Lender shall be permitted to assign or participate all or a portion of such New Senior Secured Term Lender’s New Senior Secured Term Loans to any Debt Fund Affiliate without regard to the foregoing provisions (but subject to the proviso set forth in the immediately preceding sentence). “Non-Debt Fund Affiliate” means any affiliate of the Borrower

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 27 (other than a natural person) other than a Debt Fund Affiliate. “Debt Fund Affiliate” means any affiliate of a Permitted Holder (other than a natural person, the Borrower or any of their subsidiaries) that is a bona fide debt fund or investment vehicle that is primarily engaged in, or advises (or whose general partner or manager advises (as appropriate)) funds or other investment vehicles that are primarily engaged in, making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit or securities in the ordinary course and with respect to which no personnel making investment decisions in respect of such affiliate are engaged in making investment decisions with respect to the equity investment in the Borrower and its Restricted Subsidiaries. Provisions Applicable to the Plan Sponsors Notwithstanding anything to the contrary herein, (i) restrictions on assignments and participations to Disqualified Institutions or required consent of the Borrower to, any assignment or participation, as applicable, will not be applicable to assignments or participations by the Plan Sponsors (as defined below) to the extent made prior to the first anniversary of the Closing Date, and (ii) restrictions on voting by, or the amount of holdings of, Affiliated Lenders or Debt Fund Affiliates set forth above, shall not apply to the Plan Sponsors or Debt Fund Affiliates thereof. Successor Administrative Agent: The Administrative Agent may resign or, if it is a “defaulting lender” or an affiliate thereof, be removed by the Required Lenders, or be removed by the Borrower, in each case (a) upon 10 days’ notice by the applicable party and (b) subject to the appointment of a successor administrative agent (although if no successor administrative agent is appointed within 30 days, such resignation will still be effective). The successor agent shall be a commercial bank or trust company and unless a payment or bankruptcy (with respect to the Borrower) event of default has occurred and is continuing, shall be reasonably acceptable to the Borrower. Yield Protection and Taxes: The Term Loan Definitive Documentation will contain customary provisions (a) protecting the New Senior Secured Term Lenders against increased costs or loss of yield resulting from changes in reserve, capital adequacy and other requirements of law (provided that (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof and (ii) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in the case of each of clauses (i) and (ii), be deemed to constitute a change in requirements of law, regardless of the date enacted, adopted, issued, or implemented but solely to the extent the relevant increased costs or loss of yield would have been included if

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 28 they had been imposed under applicable increased cost provisions), in each case, subject to customary limitations and exceptions (it being understood that requests for payments on account of increased costs resulting from market disruption shall be limited to circumstances generally affecting the banking market and when the Required Lenders have made a request therefor) and (b) indemnifying the New Senior Secured Term Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Eurodollar Loan on a day other than the last day of an interest period with respect thereto. The Term Loan Definitive Documentation will contain a customary tax gross up, it being understood that the gross up obligations shall not apply to withholding taxes imposed as a result of the failure to comply with the requirements of current Sections 1471 through 1474 of the Internal Revenue Code (or any amended or successor provisions that are substantively comparable and not materially more onerous to comply with), and any current or future regulation promulgated thereunder or guidance or interpretation issued pursuant thereto, consistent with the Documentation Considerations. The Term Loan Definitive Documentation will (a) contain provisions regarding the timing for asserting a claim in respect of yield protection and/or taxes and (b) require that each New Senior Secured Term Lender asserting any such claim certify to the Borrower that it is generally requiring reimbursement for the relevant amounts (including in respect of taxes) from similarly situated borrowers under comparable syndicated credit facilities. Expenses and Indemnification: The Borrower will pay (a) all reasonable and documented out-of- pocket expenses of the Administrative Agent incurred on or after the Closing Date within 30 days of a written demand therefor, together with backup documentation supporting such reimbursement request, associated with the syndication of the New Senior Secured Term Facility and the preparation, execution, delivery and administration of the Term Loan Definitive Documentation and any amendment or waiver with respect thereto (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of-pocket fees, disbursements and other charges of U.S. and Canadian counsel to the Administrative Agent, and, if reasonably necessary, of one local counsel in any relevant local jurisdiction to such persons, taken as a whole) and (b) all reasonable and documented out-of-pocket expenses of the Administrative Agent within 30 days of a written demand therefor, together with backup documentation supporting such reimbursement request (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of- pocket fees, disbursements and other charges of one U.S. or one Canadian counsel to the Administrative Agent, taken as a whole, solely in the case of an actual or potential conflict of interest, one additional counsel to all affected persons, taken as a whole, and, if necessary, of one local counsel in any relevant jurisdiction to such persons, taken as a whole, and, solely in the case of an actual or

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 29 potential conflict of interest, one local counsel in any relevant jurisdiction to all affected persons, taken as a whole) in connection with the enforcement of the Term Loan Definitive Documentation. The Administrative Agent and the New Senior Secured Term Lenders and their respective affiliates and controlling persons (and their respective directors, officers, employees, partners, agents, advisors and other representatives) (each, an “indemnified person”) will be indemnified for and held harmless against, any losses, claims, damages, liabilities or expenses (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of-pocket fees, disbursements and other charges of one U.S. and one Canadian counsel to all indemnified persons taken as a whole and, solely in the case of an actual or potential conflict of interest, one additional counsel to each similarly situated group of affected indemnified persons taken as a whole, and, if reasonably necessary, one local counsel in any relevant jurisdiction to all indemnified persons, taken as a whole, and solely in the case of any such actual or potential conflict of interest, one additional local counsel to each similarly situated group of affected indemnified persons, taken as a whole, in each relevant jurisdiction) incurred in respect of the New Senior Secured Term Facility or the use or the proposed use of proceeds thereof, except to the extent they arise from the gross negligence, bad faith or willful misconduct of, or material breach of the Term Loan Definitive Documentation by, such indemnified person, in each case as determined by a final, non-appealable judgment of a court of competent jurisdiction or any dispute solely among the indemnified persons (other than any claims against an indemnified person in its capacity as the Administrative Agent) and that does not arise out of any act or omission of the Borrower or any of its subsidiaries. Notwithstanding the foregoing, each indemnified person shall be obligated to refund and return any and all amounts paid by the Borrower to such indemnified person for fees, expenses or damages to the extent such indemnified person is not entitled to payment of such amounts in accordance with the terms hereof. Governing Law and Forum: New York; provided, that, any Term Loan Definitive Documentation that governs any security interest in and/or lien on any Collateral will be governed by the laws of the jurisdiction in which such security interest and/or lien is intended to be created and/or perfected (subject to the terms hereof). Counsel to the Administrative Agent and the New Senior Secured Term Lenders: [__].

Term Sheet – New Senior Secured Term Loans Annex I to Schedule D-1 – Page 1 Annex I to Schedule D-1 INTEREST AND CERTAIN FEES Interest Rate Options: The Borrower may elect that the New Senior Secured Term Loans comprising each borrowing bear interest at a rate per annum equal to (a) the ABR (as defined below) plus the Applicable Margin (as defined below), (b) the Eurodollar Rate (as defined below) plus the Applicable Margin or (c) EURIBOR (as defined below) plus the Applicable Margin. As used herein: “ABR” means the highest of (a) the rate of interest publicly announced by the Administrative Agent as its prime rate in effect at its principal office in New York City (the “Prime Rate”), (b) the federal funds effective rate from time to time plus 0.50% per annum, (c) the 1-month Published LIBOR Rate (as defined below) plus 1.00% per annum and (d) in the case of New Senior Secured Term Loans, 1.00% per annum. “ABR Loans” means New Senior Secured Term Loans bearing interest based upon the ABR. ABR Loans will be made available on same day notice. “Applicable Margin” means New Senior Secured Term Loans (A) in USD, (i) 4.50% in the case of ABR Loans and (ii) 5.50% in the case of Eurodollar Loans and EURIBOR Loans, and (B) in Euros, 5.25%. “EURIBOR” means EURIBOR (to be defined on a basis reasonably acceptable to the Administrative Agent) for the applicable interest period on the date of determination; provided, that EURIBOR shall be no less than 1.00%. “EURIBOR Loans” means New Senior Secured Term Loans bearing interest based upon EURIBOR. “Eurodollar Loans” means New Senior Secured Term Loans bearing interest based upon the Eurodollar Rate. “Eurodollar Rate” means the higher of (a) rate for eurodollar deposits for a period equal to 1, 2, 3, 6, or, if available to all relevant affected New Senior Secured Term Lenders, 12 months or a shorter period (as selected by the Borrower) appearing on Reuters Screen LIBOR01 Page (or otherwise on the Reuters screen) (the “Published LIBOR Rate”) (as adjusted for statutory reserve requirements for eurocurrency liabilities) and (b) 1.00%. Interest Payment Dates: In the case of ABR Loans, quarterly in arrears. In the case of Eurodollar Loans, on the last day of each relevant interest period and, in the case of any interest period longer than 3

Term Sheet – New Senior Secured Term Loans Annex I to Schedule D-1 – Page 2 months, on each successive date 3 months after the first day of such interest period. In the case of EURIBOR Loans, on the last day of each relevant interest period and, in the case of any interest period longer than 3 months, on each successive date 3 months after the first day of such interest period. Default Rate: At any time when a payment event of default (with respect to any principal, interest, premium or fees) under the New Senior Secured Term Facility exists, the relevant overdue amounts shall bear interest, to the fullest extent permitted by law, at 2.00% per annum above the rate then borne by (in the case of principal) such borrowings or (in the case of interest) the borrowings to which such overdue amount relates. Rate and Fee Basis: All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest payable on which is then based on the Prime Rate) for actual days elapsed. Interest Act (Canada) For purposes of the Interest Act (Canada), where in the Term Loan Definitive Documentation a rate of interest is to be calculated on the basis of a year of 360, 365 or 366 days, as applicable, the yearly rate of interest to which the rate is equivalent is the rate multiplied by the number of days in the year for which the calculation is made and divided by 360, 365 or 366, as applicable. The rates of interest under the Term Loan Definitive Documentation shall be nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under the Term Loan Definitive Documentation.

Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 1 Annex II to Schedule D-1 COVENANT AND EVENT OF DEFAULT ANNEX Affirmative Covenants: Limited to the following: delivery of (a) annual (i) audited financial statements within 90 days of the end of each fiscal year (accompanied by an opinion of an independent accounting firm that is not subject to (A) a “going concern” qualification (other than a “going concern” qualification resulting from the maturity of any Credit Facility within 12 months of the relevant audit opinion or the breach or anticipated breach of any financial covenant or (B) a qualification as to the scope of the relevant audit) and (ii) management’s discussion and analysis, (b) (i) quarterly unaudited financial statements and (ii) management’s discussion and analysis (for each of the first 3 fiscal quarters of each fiscal year) within 45 days, (c) an annual budget within 90 days of the end of each fiscal year, (d) officers’ certificates and other information reasonably requested by the Administrative Agent, (e) quarterly lender calls, (f) notices of default and events that would reasonably be expected to have a Material Adverse Effect, (g) maintenance of books and records; (h) maintenance of existence; compliance with laws (including (i) ERISA and environmental laws and (ii) OFAC, FCPA, UKBA, Canadian Anti-Corruption and Sanctions Laws, and the PATRIOT Act and, to the extent applicable, other anti-terrorism laws, anti-bribery and corruption laws, anti-money laundering laws and laws and measures related to export control and sanctioned persons and activities (including, but not limited to, export control and sanctions laws and measures imposed by the United States, the European Union or its Member States, or the United Kingdom)), (i) maintenance of property and insurance, (j) payment of taxes, (k) right of the Administrative Agent to inspect property and books and records (subject, absent a continuing event of default, to frequency and cost reimbursement limitations), (l) commercially reasonable efforts to maintain public ratings (but not specific ratings), (m) designation of Unrestricted Subsidiaries, (n) use of proceeds, (o) with respect to any Loan Party subject to European Insolvency Regulation, change its centre of main interest, (p) Companies Act 2014, Ireland, (q) GDPR and (r) further assurances on guaranty and Collateral matters (including, without limitation, with respect to additional guarantees and security interests in after-acquired property), subject to the parameters set forth under “COLLATERAL” in Schedule D-1. The foregoing affirmative covenants shall apply to the Borrower and its Restricted Subsidiaries, and shall be subject to Material Adverse Effect exceptions consistent with the Documentation Considerations. Negative Covenants: Limited to the following and applicable to the Borrower and its Restricted Subsidiaries:

- 2 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 2 (a) indebtedness (including guarantee obligations in respect of indebtedness), with exceptions for, among other things, (i) purchase money indebtedness and Capital Lease Obligations in an aggregate outstanding principal amount not to exceed, at the time of incurrence of such indebtedness (and after giving effect thereto), the greater of (i) $29,000,000 and (ii) 1.25% of Consolidated Total Assets (to be defined in a manner consistent with the Definitive Documentation); (ii) indebtedness existing on the Closing Date (A) expressly permitted pursuant to the Recapitalization Transaction or (B) with a principal amount of less than $100,000, and, in each case, any refinancing indebtedness incurred to refinance any such indebtedness (the “Permitted Surviving Debt”); (iii) other Indebtedness of the Borrower or any Restricted Subsidiary secured on a pari passu or junior Lien basis with respect to the Liens securing the obligations or on an unsecured basis; provided, that (A) in the case of indebtedness secured on a pari passu or senior basis (including the Revolving Facility), the Secured Net Leverage Ratio (calculated on a pro forma basis) as of the end of the most recently completed four consecutive fiscal quarters of the Borrower ending on or before such date for which financial statements have been delivered (the “Test Period”) is not greater than 5.00:1.00, and (B) in the case of indebtedness secured on a junior basis or secured by assets other than the Collateral or unsecured indebtedness, the Total Net Leverage Ratio (calculated on a pro forma basis) as of the end of the most recent Test Period is not greater than 6.50:1.00, provided further that, in the case of any indebtedness incurred under this clause (iii), (1) such indebtedness shall not mature prior to the date that is 91 days after the Maturity Date of the New Senior Secured Term Loans or have a Weighted Average Life to Maturity less than the Weighted Average Life to Maturity of the New Senior Secured Term Loans plus 91 days, (2) such indebtedness shall not have mandatory prepayment, redemption or offer to purchase events more onerous than those set forth in herein except to the extent applying to periods solely after the Maturity Date of New Senior Secured Term Loans outstanding

- 3 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 3 hereunder, (3) the other terms and conditions of such indebtedness reflect market terms and conditions at the time of incurrence or issuance of such indebtedness, (4) to the extent (x) any such indebtedness incurred is secured by a lien on the Collateral or (y) the aggregate principal amount of any such indebtedness is in excess of $25,000,000 and such indebtedness is incurred by a Restricted Subsidiary that is not organized under the laws of Canada or the United States, such indebtedness is incurred or issued subject to an Intercreditor Agreement, (5) if any such Indebtedness is secured on a pari passu basis with respect to the liens securing the obligations, then such indebtedness shall be in the form of notes or other debt securities in each case and (6) prior to January 1, 2019, such indebtedness may only be incurred to finance Permitted Acquisitions and (ii) any refinancing indebtedness incurred in respect thereof; (iv) indebtedness of the Borrower and the other Loan Parties under a revolving facility which may provide for “super-priority” status under customary terms, including a “first-out” basis in the Collateral waterfall provision, in an aggregate principal amount of up to the greater of (x) $150 million at any time outstanding or (y) 50% of Consolidated Adjusted EBITDA (pro forma for any acquisitions), with a total outstanding principal amount not to exceed $250 million (the “Revolving Facility”), the proceeds of which shall not be used to fund any acquisitions, joint ventures, minority investments or investments in Unrestricted Subsidiaries, ; (v) indebtedness owed to (including obligations in respect of letters of credit or bank guarantees, or similar instruments for the benefit of) any Person providing workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance pursuant to reimbursement or indemnification obligations to such Person, in each case, in the ordinary course of business; provided that, upon the incurrence of indebtedness with respect to reimbursement obligations regarding workers’ compensation claims, such obligations are reimbursed not later than sixty (60) days following such incurrence; (vi) indebtedness incurred in connection with any Refinancing Facility and/or in connection with any Refinancing Notes;

- 4 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 4 (vii) intercompany debt without limitation; provided, that (A) loans made (and guarantees provided) by Loan Parties to (or in favor of) Restricted Subsidiaries that are not Loan Parties will be subject to the Investment covenant described below, (B) the aggregate principal amount of such indebtedness incurred pursuant to this subclause (vii) by a Restricted Subsidiary that is not a Loan Party owing to a Loan Party and investments by Loan Parties in Restricted Subsidiaries that are not Loan Parties and will not become a Loan Party in connection with the incurrence of the Investment covenant below, shall not exceed in the aggregate the greater of (x) $58,000,000 and (y) 2.50% of Consolidated Total Assets, (C) to the extent the aggregate principal amount of any such indebtedness is in excess of $25,000,000 and such indebtedness is incurred by a Restricted Subsidiary that is not organized under the laws of Canada or the United States, such indebtedness is incurred or issued subject to an Intercreditor Agreement and (D) the obligation of any Loan Party to repay any loan made by any Restricted Subsidiary that is not a Loan Party shall be subject to customary subordination provisions; (viii) indebtedness assumed in connection with any acquisition permitted under the Term Loan Definitive Documentation so long as (A) the relevant indebtedness was not incurred in contemplation of the relevant acquisition, (B) no event of default then exists or would result therefrom and (C) after giving effect to the assumption of such indebtedness and such acquisition on a pro forma basis as of the last day of the most recent fiscal quarter of the Borrower for which financial statements have been made available, the Total Net Leverage Ratio (calculated on a pro forma basis) (x) does not exceed 6.50:1.00 or (y) would be equal to or less than immediately prior to such assumption of Indebtedness and such Permitted Acquisition; (ix) indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business or other cash management treasury services in the ordinary course of business,

- 5 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 5 (x) indebtedness in respect of performance bonds, bid bonds, appeal bonds, surety bonds and completion guarantees and similar obligations, including (A) those incurred to secure health, safety and environmental obligations and (B) performance guarantees of suppliers, customers, franchisees and licensees of the Borrower and its Restricted Subsidiaries; (xi) guarantees (A) by the Borrower or any Loan Party of any indebtedness of the Borrower or any Loan Party permitted to be incurred, (B) by the Borrower or any Loan Party of indebtedness otherwise permitted hereunder of any Restricted Subsidiary that is not a Loan Party to the extent such guarantees are permitted by the Investment covenant below and (C) by any Restricted Subsidiary of the Borrower that is not a Loan Party of indebtedness of another Restricted Subsidiary of the Borrower that is not a Loan Party permitted to be incurred under this Agreement; provided that guarantees by the Borrower or any Loan Party under this clause (xi) of any other indebtedness of a Person that is subordinated to other indebtedness of such Person shall be expressly subordinated to the obligations on terms not less favorable to the New Senior Secured Term Lenders than the subordination terms applicable to such other indebtedness; (xii) indebtedness incurred in connection with any acquisition permitted under the Term Loan Definitive Documentation so long as after giving effect pro forma effect thereto: (A) if such indebtedness is secured on a pari passu basis, the Secured Net Leverage Ratio (calculated on a pro forma basis) as of the end of the most recent Test Period does not exceed the greater of (1) 5.00:1.00 and (2) the Secured Net Leverage Ratio as of the last day of the then- most recently completed fiscal quarter (it being understood and agreed that any such debt that is incurred by any Loan Party in the form of term loans that are pari passu with the New Senior Secured Term Loans in right of payment and with respect to security shall be subject to a “most favored nation” pricing adjustment on the same terms as those set forth in the MFN Provision), (B) if such indebtedness is secured on a junior basis, is secured by assets other than the Collateral, or

- 6 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 6 is unsecured, the Total Net Leverage Ratio does not exceed the greater of (1) 6.50:1.00 and (2) the Total Net Leverage Ratio as of the last day of the then-most recently completed fiscal quarter, (this clause (xii), the “Incurred Acquisition Debt Basket”); (xiii) indebtedness arising from agreements of the Borrower or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations (including contingent earn-out obligations), in each case, incurred or assumed in connection, and substantially simultaneously with, or prior to and for the purpose of consummating, any acquisition permitted under the Term Loan Definitive Documentation or other investment or the disposition of any business, assets or a subsidiary not otherwise prohibited, other than guarantees of indebtedness for borrowed money incurred for the purpose of financing such acquisition or other investment or the acquisition of such business, assets or subsidiary; (xiv) any secured or unsecured notes or loans issued or borrowed in lieu of loans under the New Senior Secured Incremental Term Facility (so long as the applicable conditions to borrowing loans under the New Senior Secured Incremental Term Facility would have been satisfied) (any such notes or loans, “New Senior Secured Incremental Equivalent Debt”) and any permitted refinancing indebtedness in respect thereof; it being understood that (A) the New Senior Secured Term Facility shall not be subject to a “most favored nation” pricing adjustment as a result of the issuance or incurrence of any New Senior Secured Incremental Equivalent Debt (other than New Senior Secured Incremental Equivalent Debt consisting of syndicated term loans that are pari passu with the New Senior Secured Term Loans in right of payment and security), and (B) the requirements set forth in clause (v)(B) under the heading “New Senior Secured Incremental Term Facility” shall not apply to any New Senior Secured Incremental Equivalent Debt (it being understood and agreed that the terms and conditions of such New Senior Secured Incremental Equivalent Debt subject to clause (v)(B) under the heading “New Senior Secured Incremental Term Facility” (excluding, for the avoidance of doubt, margin, pricing, maturity and/or fees) of the relevant New Senior Secured Incremental Equivalent Debt may not be more favorable (taken as a whole and as reasonably determined by the Borrower) to the

- 7 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 7 lenders providing such New Senior Secured Incremental Equivalent Debt than those applicable to the analogous New Senior Secured Term Facility (except for covenants or other provisions applicable only to periods after the latest final maturity date of the relevant New Senior Secured Term Facility existing at the time of the implementation of such New Senior Secured Incremental Equivalent Debt) or, other than in the case of New Senior Secured Incremental Equivalent Debt consisting of term loans that are pari passu with the New Senior Secured Term Loans in right of payment and security, such terms may be current market terms for the applicable type of indebtedness); (xv) indebtedness incurred in connection with (A) Secured Hedging Agreements permitted under the Term Loan Definitive Documentation and (B) Secured Cash Management Arrangements; (xvi) indebtedness arising pursuant to appeal bonds or similar instruments required in connection with judgments that do not result in a default or Event of Default; (xvii) indebtedness consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business; (xviii) indebtedness in an aggregate amount not exceeding the aggregate gross amount of “qualified” capital contributions (made in cash or which are converted into cash) and proceeds of Permitted Equity issuances (other than proceeds of Permitted Equity issuances that are applied in reliance on the Cumulative Credit) by the Borrower (or any direct or indirect parent company) after the Closing Date that are not otherwise applied; (xix) indebtedness of the Borrower and the Restricted Subsidiaries incurred under overdraft facilities (including, but not limited to, intraday, automated clearing house and purchasing card services) extended by one or more financial institutions and established for the Borrower’s and the Restricted Subsidiaries’ ordinary course of operations; (xx) indebtedness in respect of letters of credit, bank guarantees, warehouse receipts or similar instruments issued to support performance obligations and trade letters of credit (other than obligations in respect of

- 8 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 8 other indebtedness) in each case, incurred in the ordinary course of business; (xxi) unsecured indebtedness in respect of obligations to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services incurred in the ordinary course of business and not in connection with the borrowing of money or any Hedge Agreements; (xxii) indebtedness representing deferred compensation to employees, directors or consultants incurred in the ordinary course of business; (xxiii) indebtedness consisting of promissory notes issued to current or former officers, directors and employees, or their respective estates or family members, in each case, to finance the purchase or redemption of Equity Interests of the Borrower permitted by the Investments covenant below; (xxiv) indebtedness consisting of obligations under deferred compensation or other similar arrangements incurred by such Person in connection with any acquisition permitted under the Term Loan Definitive Documentation or any other Investment permitted hereunder; (xxv) guarantees of any lease permitted hereunder of real property entered into by the Borrower or any Restricted Subsidiary; (xxvi) [reserved]; (xxvii) indebtedness in an aggregate amount equal to 100% of the net cash proceeds received by the Borrower from the issuance or sale of its Equity Interests (other than disqualified stock) after the Closing Date excluding any equity interests issued or capital contribution made on or prior to the Closing Date; (xxviii) a general debt basket in an aggregate outstanding principal amount not to exceed the greater of (x) $40,500,000 and (y) 1.75% of Consolidated Total Assets; provided that, to the extent the aggregate principal amount of any such indebtedness is in excess of $25,000,000 and such indebtedness is incurred by a Restricted Subsidiary that is not organized under the laws of Canada or the United States, such indebtedness is incurred or issued subject to an Intercreditor Agreement; (xxix) indebtedness of any Restricted Subsidiary that is not a

- 9 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 9 Loan Party under any working capital or similar line of credit in an aggregate outstanding principal amount not to exceed an amount to be agreed; (xxx) solely with respect to the New Senior Secured Term Loans, the New Senior Secured Notes, including any Refinancing Facility incurred in respect thereof; (xxxi) solely with respect to the New Senior Secured Notes, the New Senior Secured Term Loans, including any New Senior Secured Incremental Term Facility and any Refinancing Facility incurred in respect thereof; (xxxii) all premium (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in subclauses (i) through (xxviii) above; provided that any such indebtedness incurred by Restricted Subsidiaries that are not Loan Parties pursuant to clauses (iii), (iv), (vi), (xii), (xiv), (xviii), (xxvii) and (xxviii) above, shall not exceed an aggregate principal amount outstanding equal to the greater of (i) $58,000,000 and (ii) 2.5% of Consolidated Total Assets; (b) liens, with exceptions for, among other things, (i) (A) any lien created under the Definitive Documentation (including, without limitation, liens created under the collateral documents securing obligations in respect of Hedge Agreements to the extent such obligations constitute obligations secured pursuant to the collateral documents), any lien created under the Definitive Documentation evidencing any other indebtedness permitted under clause (vi) of the indebtedness covenant above, and (B) liens securing any Refinancing Facility and/or issuance of Refinancing Notes, (ii) liens in respect of taxes that (x) are being contested in good faith and are subject to appropriate reserves to the extent required under IFRS, or (y) the non- payment of which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, (iii) [reserved], (iv) any lien securing Indebtedness permitted by clause (xix) of the indebtedness covenant above or Refinancing indebtedness in respect thereof

- 10 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 10 (v) liens securing (A) Permitted Surviving Debt and (B) liens existing on the Closing Date securing property or assets having a fair market value not to exceed $1,000,000 individually, and $5,000,000 in the aggregate and, in each case, any modifications, replacements, renewals or extensions thereof, (vi) [reserved], (vii) subject, if applicable, to Acceptable Intercreditor Arrangements, liens securing debt incurred in reliance on the Incurred Acquisition Debt Basket, subject to the applicable conditions set forth therein, (viii) liens securing pari passu or junior lien Indebtedness permitted pursuant to clause (iii) of the debt covenant above; provided that (i) in the case of junior lien indebtedness, such liens rank junior to the liens on the Collateral securing the obligations (but may not be secured by any assets that are not Collateral) and (ii) in each case, the beneficiaries thereof (or an agent on their behalf), shall have entered into an Intercreditor Agreement or other intercreditor arrangements reasonably acceptable to the Administrative Agent; (ix) [reserved]; (x) liens for Taxes, assessments or other governmental charges or levies not yet delinquent or that are being contested in compliance with clause (j) of the “Affirmative Covenants” above; (xi) liens imposed by law (including landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other like liens) arising in the ordinary course of business and securing obligations that are not overdue by more than 60 days or that are being contested in good faith by appropriate proceedings and in respect of which, if applicable, the Borrower or any Restricted Subsidiary shall have set aside on its books reserves in accordance with IFRS; (xii) (i) pledges and deposits and other liens made in the ordinary course of business in compliance with the Federal Employers Liability Act or any other workers’ compensation, un- employment insurance and other social security laws or regulations and deposits securing liability to insurance carriers under insurance or self-insurance arrangements in respect of such obligations and (ii) pledges and deposits and other liens securing liability for reimbursement or indemnification obligations of (including obligations

- 11 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 11 in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance; (xiii) deposits and other liens to secure the performance of bids, trade contracts (other than for Indebtedness), leases (other than Capital Lease Obligations), statutory obligations, surety and appeal bonds, performance and return of money bonds, bids, leases, government contracts, trade contracts, agreements with public utilities, customs duties, and other obligations of a like nature (including letters of credit in lieu of any such bonds or to support the issuance thereof) incurred by the Borrower or any Restricted Subsidiary in the ordinary course of business that do not materially and adversely affect the conduct of the business of the Borrower and its Restricted Subsidiaries taken as a whole, including those incurred to secure health, safety and environmental obligations in the ordinary course of business; (xiv) zoning restrictions, survey exceptions and such matters as an accurate survey would disclose, easements, trackage rights, leases (other than Capital Lease Obligations), licenses, special assessments, rights-of-way covenants, conditions, restrictions and declarations on or agreements with respect to the use of real property, servicing agreements, development agreements, site plan agreements and other similar encumbrances incurred in the ordinary course of business and title defects or irregularities that, in the aggregate, do not interfere in any material respect with the business of the Borrower and the Restricted Subsidiaries, taken as a whole; (xv) liens securing indebtedness permitted to be incurred pursuant to any sale and lease-back transactions so long as such liens attach only to the property to which such Indebtedness relates (or accessions to such property and proceeds thereof); (xvi) liens securing judgments that do not constitute an Event of Default under clause (ix) of Events of Default, below; (xvii) liens in favor of the Borrower or any Restricted Subsidiary; (xviii) liens on property existing at the time of a Permitted Acquisition thereof by the Borrower or any Restricted Subsidiary of the Borrower; provided that such liens were not incurred in contemplation of or in

- 12 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 12 connection with such Permitted Acquisition and do not extend to any property other than the property so acquired by the Borrower or the Restricted Subsidiary; (xix) any security interest or set-off arrangements entered into by the Borrower or any of its subsidiaries in the ordinary course of its banking arrangements which arise from the general banking conditions (algemene bankvoorwaarden); (xx) any interest or title of a lessor or sublessor under any leases or subleases entered into by the Borrower or any Restricted Subsidiary in the ordinary course of business; (xxi) liens that are contractual rights of set-off, off-set or recourse to account balances (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts or cash pooling arrangements (including with respect to any joint and several liability provisions in relation thereto) of the Borrower or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrower and the Restricted Subsidiaries, (iii) relating to debit card or other payment services or (iv) relating to purchase orders and other agreements (other than Indebtedness for borrowed money) entered into with customers in the ordinary course of business; (xxii) liens arising by virtue of any statutory or common law provisions or similar provisions applicable in foreign jurisdictions relating to banker’s liens, rights of set-off or similar rights; (xxiii) liens securing obligations in respect of trade-related letters of credit, trade-related bank guarantees or similar trade-related obligations permitted under clause (xx) of the debt covenant above, and covering the goods (or the documents of title in respect of such goods) financed by such letters of credit, bank guarantees or similar obligations and the proceeds and products thereof; (xxiv) leases or subleases, licenses or sublicenses granted to or from others in the ordinary course of business and not interfering in any material and adverse respect with the business of the Borrower and the Restricted Subsidiaries, taken as a whole;

- 13 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 13 (xxv) liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xxvi) liens on the assets of a subsidiary of the Borrower that is not a Loan Party that secure obligations of a subsidiary of the Borrower that is not a Loan Party permitted to be incurred under the debt covenants above; provided that such liens secure obligations in an aggregate principal or other amount outstanding at any time not exceeding the greater of (x) 23,000,000 and (y) 1.0% of Consolidated Total Assets; (xxvii) set-off and early termination rights under Hedge Agreements; (xxviii) (i) liens solely on any cash earnest money deposits made by the Borrower or any of the Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder and (ii) liens on the proceeds of Indebtedness in favor of the lenders or holders of such Indebtedness and their agents or representatives pending the application of such proceeds to a Permitted Acquisition or other Investment permitted hereunder or any refinancing; (xxix) liens arising out of consignment or similar arrangements for the sale of goods entered into in the ordinary course of business; (xxx) liens securing insurance premium financing arrangements, provided that such liens are limited to the applicable unearned insurance premiums; (xxxi) liens securing Hedge Agreements and submitted for clearing in accordance with applicable law; (xxxii) liens arising from precautionary UCC financing statements or similar or analogous financing statements in any jurisdiction; (xxxiii) liens arising from the right of distress enjoyed by landlords or lessors or liens otherwise granted to landlords or lessors, in either case, to secure the payment of arrears of rent in respect of leased properties; (xxxiv) [reserved]; (xxxv) deemed trusts or other liens that are unregistered and that secure amounts that are not yet due and payable and delinquent in respect of unpaid wages, vacation pay, employee or non-resident withholding tax source

- 14 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 14 deductions, goods and services taxes, sales taxes, harmonized sales taxes, municipal taxes, workers’ compensation, unemployment insurance, pension fund obligations and realty taxes; (xxxvi) liens on Equity Interests of any joint venture or Unrestricted Subsidiary (i) securing obligations of such joint venture or Unrestricted Subsidiary, as the case may be, or (ii) pursuant to the relevant joint venture agreement or arrangement; (xxxvii) liens on securities that are the subject of repurchase agreements constituting Cash Equivalents under clause (iii) of the definition thereof; (xxxviii) liens securing the Borrower’s or its subsidiaries’ obligations in relation to corporate aircraft, including rights under any lease, sublease, charter, management, operating, crew, service, repair, maintenance, storage or other agreement relating to the aircraft, rights in the aircraft and any parts, accessions and accessories thereto, rights under insurance policies and security deposits and rights in income derived from and proceeds of any of the foregoing, in the ordinary course; (xxxix) liens securing obligations under any Secured Hedge Agreements or Secured Cash Management Agreements; (xl) licenses, sublicenses, covenants not to sue, releases or other rights under Intellectual Property granted to others (including in connection with distribution, license and supply agreements) in the ordinary course of business or in the reasonable business judgment of the Borrower or any of the Restricted Subsidiaries; (xli) liens securing Indebtedness permitted to be incurred pursuant to clause (i) of the debt covenants above; provided that (i) such liens attach concurrently with or within 270 days after the acquisition, installation, repair or improvement (as applicable) of the property subject to such liens, (ii) such liens do not at any time encumber any property other than the property financed by such Indebtedness, replacements thereof and additions and accessions to such property, the proceeds and the products thereof, customary security deposits and insurance and (iii) with respect to Capital Lease Obligations, such liens do not at any time extend to or cover any assets (except for additions and accessions to such assets, replacements and products thereof, customary security deposits and

- 15 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 15 insurance) other than the assets subject to such Capital Lease Obligations; provided, further, that individual financings of equipment provided by one creditor may be cross-collateralized to other financings of equipment provided by such creditor; (xlii) liens securing Indebtedness permitted by clause (a)(viii) above may be secured by Liens on the newly acquired assets or assets of the newly acquired subsidiary; provided that such Indebtedness was not created in contemplation of the acquisition of such assets or subsidiary by the Borrower or any Restricted Subsidiary; provided, further, that the Senior Secured Net Leverage Ratio on a Pro Forma Basis is no greater than 5.00:1.00; and (xliii) liens securing Indebtedness or other obligations in an aggregate principal or other amount outstanding at any time not exceeding the greater of (x) $40,500,000 and (y) 1.75% of Consolidated Total Assets. (c) mergers, consolidations and sales of assets, with exceptions for, among others: (i) any Restricted Subsidiary may be merged or consolidated or amalgamated with or into the Borrower or any Restricted Subsidiary; provided that (A) in the case of a merger, amalgamation or consolidation involving (x) the Borrower, the Borrower shall be the continuing or surviving Person or (y) an Additional Borrower, such Additional Borrower shall be the continuing or surviving Person and (B) in the case of a merger, amalgamation or consolidation involving any other Loan Party, either (x) such Loan Party shall be the continuing or surviving Person or the continuing or surviving Person shall be or become a Loan Party or (y) such transaction shall be treated as an Investment; (ii) sales or other dispositions among the Borrower and its Restricted Subsidiaries or by and among Restricted Subsidiaries (upon voluntary liquidation or otherwise); provided that any such sale or disposition by a Loan Party to a Person that is not a Loan Party shall be (A) for fair market value or (B) treated as an Investment; (iii) the liquidation or dissolution of any Restricted Subsidiary or change in form of entity of any Restricted Subsidiary if (A) the Borrower determines in good faith that such liquidation, dissolution or change in form is (1) in the best interests of the

- 16 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 16 Borrower and its Restricted Subsidiaries, taken as a whole, and (2) either the Borrower or a Restricted Subsidiary receives any assets of such dissolved or liquidated Restricted Subsidiary; provided that in the case of a dissolution or liquidation of a Loan Party that results in a distribution of assets to a subsidiary that is not a Loan Party, such distribution shall be treated as an Investment and shall be subject to the restrictions under clause (e) below and (3) any merger, amalgamation, dissolution, liquidation or consolidation, the purpose of which is to effect (A) a sale or disposition otherwise permitted under this clause (c) (other than clause (ii) above or this clause (iii)); provided, further, in the case of a change in the form of entity of any Restricted Subsidiary that is a Loan Party, after such change, the security interests of the Collateral Agent and the Secured Parties in the Collateral of such Loan Party shall remain in full force and effect and be perfected to the same extent as prior to such change or (B) an Investment permitted under clause (e) below; (iv) (x) sales or leases of inventory in the ordinary course of business, (y) the leasing or subleasing of real property in the ordinary course of business and (z) leases, subleases, assignments, licenses, cross- licenses and sublicenses of assets in the ordinary course of business to third persons not interfering in any material respect with the business of the Borrower or any of its Restricted Subsidiaries; (v) disposals of surplus, obsolete, damaged, used or worn out property or other property that is no longer useful; (vi) dispositions of Cash Equivalents; (vii) dispositions, mergers, amalgamations, consolidations or conveyances that constitute liens, Investments or Restricted Payments permitted hereby; (viii) sales or other dispositions of any assets of the Borrower or any Restricted Subsidiary for fair market value; provided that at least 75.0% of the consideration for such sale or disposition shall consist of (x) cash and Cash Equivalents, (y) any securities, notes, Equity Interests or other obligations received by the Borrower or any such Restricted Subsidiary from such transferee that are converted by the Borrower or such Restricted Subsidiary into cash within 180 days of their receipt, to the extent of the cash received in that conversion, and (z) any Designated Non-Cash Consideration received by the

- 17 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 17 Borrower or any such Restricted Subsidiary in such sale or other disposition having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (z) that is at that time outstanding, not to exceed $35,000,000 at the time of the receipt of such Designated Non-Cash Consideration, with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value, in each case, shall be deemed to be Cash Equivalents; provided that to the extent provided therein, the net cash proceeds of any sale or disposition permitted pursuant to this clause (viii) shall be subject to the “MANDATORY PREPAYMENTS” in Schedule D-1; (ix) to the extent that (A) the relevant property or assets are exchanged for credit against the purchase price of similar replacement property or (B) the proceeds of the relevant sale or disposition are promptly applied to the purchase price of such replacement property, so long as the exchange, sale or disposition is made for fair value and on an arm’s length basis for like property or assets; provided that upon the consummation thereof, in the case of any Loan Party, the Administrative Agent has a perfected lien on the replacement property having the same priority as any lien held on the property or assets so exchanged, sold or disposed; (x) dispositions of Investments in joint ventures to the extent required by, or made pursuant to, contractual buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements; (xi) sales, discounting or forgiveness of accounts receivable in the ordinary course of business or in connection with the collection or compromise thereof; (xii) dispositions and/or terminations of leases, subleases, licenses or sublicenses (including the provision of software under an open source license), which (i) are in the ordinary course of business, (ii) do not materially interfere with the business of the Borrower and its Restricted Subsidiaries taken as a whole or (iii) relate to closed facilities or closed storage or distribution centers or the discontinuation of any product line;

- 18 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 18 (xiii) (i) the expiration of any option agreement in respect of real or personal property and (ii) any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or other litigation claims in the ordinary course of business; (xiv) transfers of property subject to a Casualty Event upon receipt of Net Cash Proceeds of such Casualty Event; (xv) sales of non-core assets acquired in connection with an acquisition permitted hereunder and sales of real estate assets acquired in an acquisition permitted hereunder which, within 30 days of the date of the acquisition, are designated in writing to the Administrative Agent as being held for sale and not for the continued operation of the Borrower or any of the Restricted Subsidiaries or any of their respective businesses; (xvi) substantially contemporaneous exchanges or swaps, including transactions covered by Section 1031 of the Internal Revenue Code, of property or assets so long as the exchange or swap is made for fair value and on an arm’s length basis for like property or assets and not to exceed $10,000,000 in the aggregate; provided that upon the consummation of such exchange or swap, in the case of any Loan Party, the Administrative Agent has a perfected lien having the same priority as any lien held on the property or assets so exchanged or swapped; (xvii) (A) licenses, sublicenses, covenants not to sue, releases or other rights under Intellectual Property (including in connection with distribution, license and supply agreements) granted to or from others (or expiration or termination of any of the foregoing) in the ordinary course of business or in the reasonable business judgment of the Borrower or the Restricted Subsidiaries, (B) the sale or disposal of Intellectual Property, or any issuances or registrations, or applications for issuances or registrations, of any Intellectual Property, which are in the ordinary course of business or, in the reasonable good faith determination of the Borrower, are uneconomical, negligible, or not material to the conduct of the business of the Borrower and the Restricted Subsidiaries taken as a whole, and (C) the abandonment, cancellation or lapse of Intellectual Property, or any issuances or registrations, or applications for issuances or registrations, of any Intellectual Property, in each case, in the ordinary course of business or in the reasonable business

- 19 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 19 judgment of the Borrower or the Restricted Subsidiaries; (xviii) terminations of Hedge Agreements; and (xix) sales or dispositions of Equity Interests or debt or other securities of or in Unrestricted Subsidiaries. (d) dividends or distributions on, or redemptions or repurchases of, the capital stock of the Borrower (“Restricted Payments”), with exceptions for, among other things, (i) the Borrower may make Restricted Payments payable solely in Qualified Stock (to be defined in a manner consistent with the Definitive Documentation) of the Borrower; (ii) any Restricted Subsidiary of the Borrower may declare and pay cash dividends to the Borrower or to any Loan Party of which it is a subsidiary; (iii) as expressly provided by the Recapitalization Transaction Term Sheet; (iv) the Borrower may repurchase Equity Interests of the Borrower upon exercise of options or warrants if such Equity Interests represents all or a portion of the exercise price of such options or warrants and/or amounts on account of required withholding taxes and brokerage fees with respect to such options as part of a “cashless” exercise; (v) dividend adjustments and repurchases of Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities or the vesting of restricted stock units or deferred stock units (including any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any stock subscription or shareholder agreement); (vi) so long as no event of default exists or would result therefrom, payments for the repurchase of Equity Interests of the Borrower held by any present or former employee, director, member of management, officer, manager or consultant (or any Affiliate or family member thereof) as a result of the exercise by such Person of employee stock options or the vesting of restricted stock units or deferred stock units, in an amount not to exceed $10,000,000 in a Fiscal Year; (vii) [reserved];

- 20 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 20 (viii) [reserved]; and (ix) from and after January 1, 2019, the Borrower may make Restricted Payments with any portion of the Cumulative Credit if, at the time such Restricted Payment is made, no Event of Default shall have occurred and be continuing or would result therefrom and after giving effect to such Restricted Payments on a pro forma basis, (i) the Secured Net Leverage Ratio shall not exceed 4.00:1.00 and (ii) the Total Net Leverage Ratio shall not exceed 4.50:1.00 (this clause (ix), the “Incurrence-Based Restricted Payment Basket”), (e) investments, loans and advances (“Investments”), with exceptions for, among other things, (i) Investments made in accordance with the terms of binding agreements existing on the Closing Date; (ii) [reserved]; (iii) [reserved]; (iv) Investments in a joint venture, when taken together with all other Investments made pursuant to this clause (iv) that are at the time outstanding, not to exceed $25,000,000 at any one time outstanding; (v) Cash Equivalents and Investments that were Cash Equivalents when made; (vi) Investments arising out of the receipt by the Borrower or any Restricted Subsidiary of non-cash consideration for the sale or other disposition of assets permitted under clause (c) above; (vii) loans and advances to officers, directors, employees or consultants of the Borrower or any Restricted Subsidiary (A) not to exceed in the aggregate $5,000,000 at any time outstanding, (B) for reasonable and customary business and related travel, entertainment, relocation and analogous ordinary business purposes, or (C) in respect of payroll payments and expenses in the ordinary course of business; (viii) accounts receivable, security deposits and prepayments arising and trade credit granted in the ordinary course of business and any assets or securities received in satisfaction or partial satisfaction thereof from financially troubled account debtors and any prepayments and other credits to

- 21 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 21 suppliers made in the ordinary course of business; (ix) Hedge Agreements not entered into for speculative purposes; (x) Investments existing on, or contractually committed as of, the Closing Date as expressly provided by the Recapitalization Transaction Term Sheet; (xi) Investments resulting from pledges and deposits referred to in the corresponding liens covenant above; (xii) solely with respect to the New Senior Secured Term Loans, repurchases of the New Senior Secured Notes in each case permitted hereunder; (xiii) Investments constituting Permitted Acquisitions; (xiv) Investments of the Borrower in any Restricted Subsidiary or any entity that becomes a Restricted Subsidiary in connection and substantially concurrently with such Investment and of any Restricted Subsidiary in the Borrower or in any other Restricted Subsidiary or any entity that becomes a Restricted Subsidiary in connection and substantially concurrently with such Investment; provided that the aggregate principal amount of such Investments (including intercompany loans and other Investments) made pursuant to this clause (xiv) by Loan Parties in Restricted Subsidiaries that are not Loan Parties and will not become a Loan Party in connection with the incurrence of such Investment, when aggregated with Indebtedness incurred by Restricted Subsidiaries that are not Loan Parties owing to a Loan Party pursuant to subclause (vii)(B) of the debt covenant above and acquisitions of Persons that do not become Loan Parties pursuant to clause (xiii) above, shall not exceed the greater of (x) $58,000,000 and (y) 2.50% of Consolidated Total Assets; (xv) any actions permitted by the Support Agreement as expressly provided by the Recapitalization Transaction Term Sheet; (xvi) Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with or judgments against, customers, distributors and suppliers, or Investments acquired by the Borrower or any Restricted Subsidiary as a result of a foreclosure by the Borrower or any of the Restricted Subsidiaries with respect to any secured Investments or other transfer of title with respect to any secured

- 22 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 22 Investment in default; (xvii) Investments of a Restricted Subsidiary acquired after the Closing Date or of an entity merged into, or amalgamated or consolidated with, the Borrower or merged into or amalgamated or consolidated with a Restricted Subsidiary in accordance with the merger covenant above after the Closing Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence or had been committed to be made on the date of such acquisition, merger or consolidation; (xviii) Investments in exchange for Equity Interests of the Borrower; (xix) guarantees by the Borrower or any Restricted Subsidiary of obligations that do not constitute Indebtedness and are not otherwise prohibited hereunder, in each case, entered into by the Borrower or any Restricted Subsidiary in the ordinary course of business; (xx) Investments consisting of the redemption, purchase, repurchase or retirement of any Equity Interests permitted under the Restricted Payments covenant; provided that any such Investments shall constitute a utilization of the applicable provision or provisions (without double counting) under the Restricted Payments covenant; (xxi) Investments in the ordinary course of business consisting of UCC Article 3 endorsements for collection or deposit and UCC Article 4 customary trade arrangements with customers and foreign law equivalent interests; (xxii) advances in the form of a prepayment of expenses, so long as such expenses are being paid in accordance with customary trade terms of the Borrower or any Restricted Subsidiary; (xxiii) Investments by the Borrower or any Restricted Subsidiaries, if the Borrower or any Restricted Subsidiary would otherwise be permitted to make a Restricted Payment pursuant to clause (d)(ix) above in such amount (provided that the amount of any such Investment shall also be deemed to be a Restricted Payment for all purposes herein); (xxiv) acquisitions by any Loan Party of Investments evidencing obligations owed by one or more officers

- 23 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 23 or other employees of the Borrower, such Loan Party or its subsidiaries in connection with such officer’s or employee’s acquisition of Equity Interests of the Borrower, so long as no cash is actually advanced in connection with the acquisition of any such obligations; (xxv) guarantees permitted under the debt covenant above (except to the extent such guarantee is expressly subject to this clause (e)); (xxvi) Investments consisting of the licensing, sublicensing, covenants not to sue, releases or other rights under intellectual property (including in connection with distribution, license and supply agreements) in the ordinary course of business or in the reasonable business judgment of the Borrower or the Restricted Subsidiaries; (xxvii) Investments consisting of purchases and acquisitions of inventory, supplies, goods, materials and equipment or purchases of contract rights or leases, in each case, in the ordinary course of business; (xxviii) Investments consisting of purchases and acquisitions of intellectual property in the ordinary course of business or in the reasonable business judgment of the Borrower or the Restricted Subsidiaries; (xxix) Investments in assets useful in the business of the Borrower and any of its Restricted Subsidiaries made with the proceeds of any Reinvestment Deferred Amount or Below Threshold Asset Sale Proceeds (each to be defined in a manner consistent with Documentation Considerations); provided that if the underlying Asset Sale or Casualty Event (each to be defined in a manner consistent with Documentation Considerations) was with respect to the Borrower or a Guarantor, then such Investment shall be consummated by the Borrower or a Guarantor; (xxx) Investments in the New Senior Secured Term Loans and other permitted Indebtedness of the Borrower and its Restricted Subsidiaries, in each case, solely (i) to the extent permitted hereunder and under the definitive documentation governing any such other permitted indebtedness and (ii) consummated in accordance with the terms and conditions set forth in the assignment provisions of the Term Loan Definitive Documentation or pursuant to the corresponding provisions of the definitive documentation governing any such other permitted

- 24 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 24 Indebtedness, as applicable; (xxxi) other Investments by the Borrower or any Restricted Subsidiary; provided that, after giving effect to such Investment, the aggregate amount of all Investments made pursuant to this subclause (xxxi) (valued at the time of the making thereof, and without giving effect to any write-downs or write-offs thereof) shall not exceed the greater of (x) $58,000,000 and (y) 2.50% of Consolidated Total Assets; and (xxxii) from and after January 1, 2019, so long as no Event of Default has occurred and is continuing, and after giving effect to any such Investment on a pro forma basis, (i) the Secured Net Leverage Ratio shall not exceed 4.00:1.00 and (ii) the Total Net Leverage Ratio shall not exceed 4.75:1.00, Investments made with any portion of the Cumulative Credit. (f) make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of any Indebtedness of the Borrower or any Restricted Subsidiary that is (x) expressly subordinate to the Obligations (to be defined in a manner consistent with Documentation Considerations), (y) unsecured or secured by a Lien that is junior to the Lien securing the Collateral or (z) any Refinancing Indebtedness (to be defined in a manner consistent with Documentation Considerations) in respect of (x) and (y) (clauses (x), (y) and (z), each, a “Junior Financing”; provided, however that any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination in respect of any Junior Financing except for (a) Refinancing Indebtedness, (b) payments of regularly scheduled interest, and, to the extent this Agreement is then in effect, principal on the scheduled maturity date of any Junior Financing, (c) the conversion of any Junior Financing to Equity Interests (other than disqualified stock) of the Borrower, (d) from and after January 1, 2019, so long as no Event of Default has occurred and is continuing or would result therefrom, payments or distributions in respect of Junior Financings prior to their scheduled maturity (1) in an aggregate amount not to exceed the greater of (x) 23,000,000 and (y) 1.0% of Consolidated Total Assets or (2) made with any portion of the Cumulative Credit, subject to compliance with (i) a Secured Net Leverage Ratio of 4.00:1.00 and (ii) a Total Net Leverage Ratio of 4.75:1.00 after giving effect to such payment or distribution on a pro forma basis and (e) payments or distributions in amounts that would otherwise have been permitted to be made as Restricted Payments; provided that any such prepayment shall constitute a

- 25 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 25 utilization of the applicable Restricted Payment capacity; (g) burdensome agreements (i.e., negative pledge clauses with respect to the Collateral and limitations on dividends and other distributions by Restricted Subsidiaries); (h) changes in business; (i) transactions with affiliates in excess of $5,000,000 in the aggregate, with exceptions to permit, among others, transactions among the Borrower, its Restricted Subsidiaries and/or any joint venture in which the Borrower or any Restricted Subsidiary holds an equity interest (provided that the exceptions set forth in clauses 6.6(b)(11)(B) and (13) in Existing Credit Agreement shall not be included in the Term Loan Definitive Documentation); (j) sale and lease-back transactions that do not at any time exceed $5,000,000 and the liens in respect thereof are otherwise permitted; (k) changes in fiscal year; provided that, the Borrower may change its fiscal year once, subject to customary conditions; (l) creation, contribution to or maintenance of any Canadian pension plan (other than the Canada Pension Plan) which provides for defined benefits; and (m) amendments of the organizational documents of the Loan Parties that are materially adverse to the New Senior Secured Term Lenders. The limitations on Investments and Restricted Payments referenced above shall be subject to a carve-out in the amount of a building basket (the “Cumulative Credit”) (to be defined in a manner consistent with Documentation Considerations; provided that, in lieu of an amount equal to excess cash flow increasing the Cumulative Credit, such amount will be based on 50% of Consolidated Net Income). The Term Loan Definitive Documentation will permit the Borrower and its Restricted Subsidiaries to make acquisitions, directly or indirectly (including in one transaction or a series of related transactions), of all or substantially all the assets of, or all the Equity Interests (other than directors’ qualifying shares or shares issued to foreign nationals) in, or merger or consolidation or amalgamation with, a person or division or line of business of a person or franchisee rights, assets or operations (each, a “Permitted Acquisition”) (or any subsequent investment made in a person, division, line of business or franchisee rights, assets or operations previously acquired in a Permitted Acquisition), if immediately after giving effect thereto: (a) no Event of Default shall have occurred and be continuing or would result therefrom, (b) before

- 26 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 26 and after giving effect to such acquisition on a pro forma basis the Total Net Leverage Ratio will not be greater than (x) the Total Net Leverage Ratio immediately prior to giving effect to such acquisition or (y) 6.50:1.00, (c) all transactions related thereto shall be consummated in all material respects in accordance with applicable laws, (d) any Loan Party making such acquisition and any person acquired in such acquisition comply with clause (r) of “Affirmative Covenants” above, (e) a substantial portion of the property acquired (or a substantial portion of the property of the person acquired) thereby shall be used or useful in the same or a related line of business of the Borrower and its subsidiaries (or any reasonable expansions or extensions thereof) and (f) the aggregate consideration funded by a Loan Party for any and all such acquisitions of any person that is not and will not become a Loan Party concurrently with or reasonably promptly following such acquisition shall not, when aggregated with Investments made pursuant to clause (e)(xiv) above and Indebtedness incurred by Restricted Subsidiaries that are not Loan Parties owing to a Loan Party pursuant to clause (a)(vii)(B) above, exceed the greater of (i) $58,000,000 and (ii) 2.5% of Consolidated Total Assets (the “Non- Loan Party Limitation”); provided that if greater than 80% of the assets or Consolidated Adjusted EBITDA being acquired in any Permitted Acquisition is generated by entities that will become Loan Parties concurrently with or reasonably promptly following such Permitted Acquisition, assets being acquired by Loan Parties or any combination of the foregoing, such Investment shall not reduce the Non-Loan Party Limitation. The Term Loan Definitive Documentation will contain provisions pursuant to which, subject to customary limitations on Investments in Unrestricted Subsidiaries, the Borrower will be permitted to designate (or re-designate) any existing or subsequently acquired or organized Restricted Subsidiary as an “unrestricted subsidiary” (each, an “Unrestricted Subsidiary”) and designate (or re-designate, so long as all debt, liens, and investments held by such Unrestricted Subsidiary are tested at the time of re-designation) any such Unrestricted Subsidiary as a Restricted Subsidiary. Unrestricted Subsidiaries (and the sale of any equity interests therein or assets thereof) will not be subject to the mandatory prepayment, representations and warranties, affirmative or negative covenants or event of default provisions of the Term Loan Definitive Documentation, and the results of operations and indebtedness of Unrestricted Subsidiaries will not be taken into account for purposes of determining compliance with any financial ratio set forth in the Term Loan Definitive Documentation. For the avoidance of doubt, any designation of a Restricted Subsidiary as an Unrestricted Subsidiary may be permitted so long as (i) no default or Event of Default has occurred and is continuing or would result therefrom, (ii) such subsidiary comprises no more than 5% of (x) Consolidated Total Assets and (y) Consolidated Adjusted EBITDA at the time of designation, (iii) after giving effect to such

- 27 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 27 designation, all Unrestricted Subsidiaries comprise, in the aggregate, no more than 10% of (x) Consolidated Total Assets and (y) Consolidated Adjusted EBITDA at the time of designation and (iv) such subsidiary is not an Additional Borrower (to be defined in a manner consistent with Documentation Considerations); provided that such designation shall be deemed an investment in such Unrestricted Subsidiary in an amount equal to the fair market value of such subsidiary at the time of designation provided, further, that (i) no Loan Party may be designated as an Unrestricted Subsidiary (unless such Loan Party ceases to be a Loan Party in accordance with the terms of the Credit Documentation in connection with such designation), (ii) no material Intellectual Property may be transferred to any Unrestricted Subsidiary and (iii) no Restricted Subsidiary which holds any material Intellectual Property may be designated as an Unrestricted Subsidiary (it being understood that an Unrestricted Subsidiary may subsequently develop intellectual property or purchase material intellectual property from a third party). Financial Maintenance Covenant: None. Events of Default: Limited to the following: (i) material inaccuracy of representations and warranties, (ii) nonpayment of principal when due, (iii) nonpayment of interest, fees or other amounts after a five (5) business day grace period, (iv) violation of negative covenants (with customary grace periods), (v) violation of other covenants (subject to certain grace periods), (vi) cross-default and cross- acceleration to other material debt, (vii) change of control, (viii) bankruptcy and insolvency events of the Borrower and any material subsidiary, (ix) material judgments, (x) certain customary ERISA or pension events, and (xi) actual or asserted invalidity by the Loan Parties of any Term Loan Definitive Financing Document. The definition of “change of control” will be triggered if (i) any person or group (other than (x) any employee benefit plan and/or person acting as the trustee, agent or other fiduciary administrator, and (y) any Permitted Holders or group of Permitted Holders) acquires more than 50% of the outstanding voting common stock of the Borrower or (ii) a sale of all or substantially all of the assets of the Borrower occurs; provided that a sale of the North American Assets shall not trigger a “change of control” for the purposes of this clause (ii). “Permitted Holders” will be defined to include (a) the Plan Sponsors and (b) any person or entity with which the Plan Sponsors and management form a “group” (within the meaning of the federal securities laws) so long as, in the case of this clause (b), the Plan Sponsors beneficially own more than 50% of the relevant voting stock beneficially owned by such group.

Schedule D-2 – Page 1 SCHEDULE D-2 NEW SENIOR SECURED NOTES SUMMARY OF TERMS AND CONDITIONS Set forth below is a summary of the principal terms and conditions for the New Senior Secured Notes. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Recapitalization Transaction—Summary of Principal Terms and Conditions to which this Schedule D-2 is attached or in Schedule D-1 (including the Annexes thereto) attached thereto. PARTIES Issuer: The Borrower under the New Senior Secured Term Facility (the “Issuer”). Guarantors: The Guarantors under the New Senior Secured Term Facility. Trustee and Collateral Agent: [_________] will act as trustee and collateral agent (in such capacities, the “Trustee”). New Senior Secured Notes Holders: Secured Debtholders which receive New Senior Secured Notes (as defined below) in connection with the Recapitalization Transaction and, subject to applicable securities laws, transferees thereof (collectively, the “New Senior Secured Notes Holders”). TYPE AND AMOUNT OF NEW SENIOR SECURED NOTES Type and Amount: A new issue of senior secured notes in an aggregate principal amount of $300 million (the “New Senior Secured Notes”), which shall be issued or distributed in connection with the Recapitalization Transaction in a single series of notes on the Effective Date and denominated in USD. Interest Rate: 8.00%. Interest Payment Dates: Semi-annually. Maturity: The sixth anniversary of the Effective Date. Ranking: The New Senior Secured Notes and related guarantees will rank pari passu in right of payment with all of the Issuer’s and the Guarantors’ existing and future senior indebtedness (including the New Senior Secured Term Loans and indebtedness under the Revolving Facility); provided, that the Revolving Facility may provide for “super-priority” status under customary terms, including a “first-out” basis in the Collateral waterfall provision.

Schedule D-2 – Page 2 Collateral: The New Senior Secured Notes and related guarantees will be secured by the same collateral securing the New Senior Secured Term Loans on a pari passu basis with the New Senior Secured Term Loans. See “Collateral” of Schedule D-1 (“New Senior Secured Term Facility—Summary of Terms and Conditions”) for a description of the collateral that will secure the New Senior Secured Notes and the terms related thereto, which terms are incorporated by reference herein, mutatis mutandis. Intercreditor Arrangements: The lien priority, relative rights and other creditors’ rights matters in respect of the New Senior Secured Term Facility, the New Senior Secured Notes and the Revolving Facility will be set forth in the Intercreditor Agreement, which shall be reasonably satisfactory to the Issuer, the Trustee and the New Senior Secured Notes Holders holding the Applicable Voting Percentage (as defined below) (the “Required Consenting Holders”). For the avoidance of doubt, the Intercreditor Agreement will, among other things, (a) allow additional first lien indebtedness permitted to be incurred pursuant to any New Senior Secured Incremental Term Facility and/or any New Senior Secured Incremental Equivalent Debt and/or otherwise in accordance with the terms of the Term Loan Definitive Documentation and the New Senior Secured Notes Definitive Documentation (as defined below) and (b) allow permitted refinancing indebtedness in respect of any of the foregoing (including, in the case of the New Senior Secured Term Facility, in the form of Refinancing Facilities). In addition and subject to the Intercreditor Agreement, the New Senior Secured Notes Definitive Documentation will authorize and require the Trustee to enter into any Acceptable Intercreditor Arrangement which allows (at the Issuer’s option) additional debt that is permitted to be incurred and secured under the New Senior Secured Notes Definitive Documentation to be secured by a lien on the Collateral that is pari passu with or junior to the lien on the Collateral securing the New Senior Secured Notes so long as the Administrative Agent enters into such Acceptable Intercreditor Arrangement and the holders of the New Senior Secured Notes are not adversely treated thereunder as compared to the New Senior Secured Term Lenders. REDEMPTIONS; OFFERS TO REPURCHASE Optional Redemptions: Except as set forth below, the New Senior Secured Notes will be non-callable until the second anniversary of the Effective Date. The Issuer (at its option) may redeem all or any portion of the New Senior Secured Notes at par plus accrued interest plus a premium equal to (i) 2% of the aggregate principal amount of such New Senior Secured Notes to be redeemed on or after the second

Schedule D-2 – Page 3 anniversary of the Effective Date and (ii) 1% of the aggregate principal amount of such New Senior Secured Notes to be redeemed on or after the third anniversary of the Effective Date. The Issuer (at its option) may redeem all or any portion of the New Senior Secured Notes at par plus accrued interest (without any premium) on or after the fourth anniversary of the Effective Date. Prior to the second anniversary of the Effective Date, the Issuer (at its option) may redeem up to 40% of the New Senior Secured Notes with the proceeds from certain equity offerings at a redemption price equal to par plus accrued interest plus a premium equal to 8.00% of the aggregate principal amount of such New Senior Secured Notes to be redeemed. Prior to the second anniversary of the Effective Date, the Issuer (at its option) may redeem the New Senior Secured Notes, in whole or in part at any time and from time to time, at a make-whole price based on U.S. Treasury notes with a maturity closest to the first anniversary of the Effective Date plus 50 basis points, plus accrued interest to the redemption date. The New Senior Secured Notes Indenture will provide that any redemption and notice of redemption (other than in connection with a defeasance or satisfaction and discharge of the New Senior Secured Notes Indenture) may, at the Issuer’s discretion, be subject to the satisfaction of one or more conditions precedent (including the consummation of a debt financing, an equity offering or other corporate transaction). If such redemption is so subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition and, if applicable, shall state that, at the Issuer’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date as so delayed. In addition, the Issuer may provide in such notice that payment of the redemption price and performance of the Issuer’s obligations with respect to such redemption may be performed by another person designated by the Issuer in such notice; provided, that any such payment or performance occurs in accordance with the New Senior Secured Notes Indenture and no such designation shall relieve the Issuer from making such payment or performing such obligations if such other person so designated shall fail to do the same in accordance with the New Senior Secured Notes Indenture. Mandatory Redemptions: None.

Schedule D-2 – Page 4 Tax Redemption: Substantially the same as the Existing Indenture (as defined below). Offers to Purchase: The Issuer shall be required to make an offer to repurchase the New Senior Secured Notes at par plus accrued interest with (i) 100% of the net cash proceeds in excess of $25 million in any fiscal year of any non-ordinary course sale or other disposition of assets (other than the North American Assets or a Material Disposition) consummated by the Issuer or any Restricted Subsidiary or as a result of casualty or condemnation (subject to the right of the Issuer to apply such proceeds to a Permitted Reinvestment within 12 months following receipt (or if the Issuer or its Restricted Subsidiaries have committed to reinvest such proceeds within such 12 month period reinvestment within 6 months following such 12 month period), in each case, with carve- outs and exceptions consistent with the New Senior Secured Notes Documentation Considerations and (ii) 100% of the net cash proceeds from (x) any non-ordinary course sale or other disposition of the North American Assets or (y) a Material Disposition consummated by the Issuer or any Restricted Subsidiary (subject, in the case of clauses (x) and (y), to the right of the Issuer to reinvest up to 50% of such proceeds as a Permitted Reinvestment within 12 months following receipt (or if the Issuer or its Restricted Subsidiaries have committed to reinvest such proceeds within such 12 month period reinvestment within 6 months following such 12 month period)), in each case, with carve-outs and exceptions consistent with the New Senior Secured Notes Documentation Considerations; provided, that an offer to purchase pursuant to this clause (ii) shall only be required to be made in the event net cash proceeds exceed $5 million (in which event, 100% of such net cash proceeds shall be required to be applied); provided further, that, to the extent required by the documentation governing such other indebtedness, the Issuer may apply the net cash proceeds thereof ratably (based on the outstanding principal amounts thereof) to such offer to repurchase the New Senior Secured Notes and the prepayment of the New Senior Secured Term Loans and any other indebtedness that is secured on a pari passu basis with the New Senior Secured Notes and the New Senior Secured Term Loans. If the Issuer determines in good faith that any such offer to repurchase the New Senior Secured Notes (i) in the case of any such offer to repurchase attributable to any subsidiary, would violate or conflict with any local law (e.g., financial assistance, corporate benefit, thin capitalization, capital maintenance and similar legal principles, restrictions on upstreaming of cash intra group and the fiduciary and statutory duties of the directors of the

Schedule D-2 – Page 5 relevant Restricted Subsidiaries), (ii) would require the Issuer or any Restricted Subsidiary to incur a material and adverse tax liability (including any withholding tax) if such amount were repatriated to the Issuer as a dividend or (iii) in the case of any such offer to repurchase attributable to any joint venture, would violate any organizational document of such joint venture (or any relevant shareholders’ or similar agreement), in each case, if the amount subject to the relevant offer to repurchase were upstreamed or transferred to the Issuer as a distribution or dividend (any amount limited as set forth in clauses (i) through (iii) of this paragraph, a “Restricted Amount”), the amount of the relevant offer to repurchase shall be reduced by the Restricted Amount; provided, that (A) in the case of any Restricted Amount arising under the circumstances described in clause (i) or (ii) above, the Issuer shall use commercially reasonable efforts to take all actions required by applicable law to permit the repatriation of the relevant amounts to the Issuer and (B) if the circumstance giving rise to any Restricted Amount ceases to exist within 365 days following the end of the event giving rise to the relevant offer to repurchase, the relevant Restricted Subsidiary shall promptly repatriate or distribute the amount that no longer constitutes a Restricted Amount to the Issuer for application to such an offer to repurchase the New Senior Secured Notes and the prepayment of the New Senior Secured Term Loans as required above promptly following the date on which the relevant circumstance ceases to exist; it being understood and agreed that following the expiration of the 365-day period referenced above, the relevant Restricted Subsidiary may retain any Restricted Amount, and no such offer to repurchase shall be required in respect thereof; provided, that in no event shall any Restricted Amount be used to increase the Cumulative Credit. The Issuer shall be required to make an offer to repurchase the New Senior Secured Notes at 101% of the aggregate principal amount thereof plus accrued interest upon the occurrence of a “Change of Control” on terms substantially the same as the Existing Indenture, except that the definition of the term “Change of Control” shall have the meaning set forth for such term in Annex II attached to Schedule D-1 (“New Senior Secured Term Facility—Summary of Terms and Conditions”). CERTAIN CONDITIONS DOCUMENTATION New Senior Secured Notes Definitive The indenture that will govern the New Senior Secured Notes (“New Senior Secured Notes Indenture,” together with all other definitive documentation related to the New Senior Secured Notes,

Schedule D-2 – Page 6 Documentation: collectively, the “New Senior Secured Notes Definitive Documentation”) shall be substantially the same as that certain Indenture, dated as of October 13, 2016 (the “Existing Indenture”), by and among Concordia International Corp., the guarantors party thereto and U.S. Bank National Association, as trustee and as collateral agent, which Existing Indenture governs the Issuer’s 9.000% First Lien Senior Secured Notes Due 2022 but modified (1) to reflect the express terms and conditions set forth herein and (2) as otherwise agreed by the Issuer and the Required Consenting Holders; it being understood and agreed that the New Senior Secured Notes Definitive Documentation shall: (a) contain only those redemptions, affirmative, financial and negative covenants (including affirmative covenants relating to offers to repurchase the New Senior Secured Notes as a result of asset sales) and events of default expressly set forth in this Term Sheet, in each case, applicable to the Issuer and its Restricted Subsidiaries, which shall be subject to standards, qualifications, thresholds, exceptions for materiality and/or otherwise and “baskets,” grace and cure periods, in each case, consistent (where applicable) with the New Senior Secured Notes Documentation Considerations (it being understood that certain baskets, exceptions and thresholds that are subject to a monetary cap shall also include a Builder Component); and (b) (i) give due regard to the operational and strategic requirements of the Issuer and its Restricted Subsidiaries in light of their consolidated capital structure, size, industry and practices (including, without limitation, the leverage profile and projected free cash flow generation of the Issuer and its Restricted Subsidiaries), in each case, after giving effect to the Recapitalization Transaction and (ii) be based upon the Existing Indenture and related notes documentation; provided, that the affirmative covenants (including affirmative covenants relating to offers to repurchase the New Senior Secured Notes as a result of asset sales) and negative covenants (other than the Merger Covenant (as defined below)) will be based upon the Existing Credit Agreement (this clause (b), together with the immediately preceding clause (a), collectively, the “New Senior Secured Notes Documentation Considerations”). Notwithstanding anything to the contrary herein, to the extent that the New Senior Secured Notes Definitive Documentation requires (a) compliance with any financial ratio or test, (b) the absence of any default or event of default (or any type of default or event of default) or (c) compliance with any cap expressed as a percentage of Consolidated Adjusted EBITDA or Consolidated Total Assets, in each case, as a condition to the consummation of any

Schedule D-2 – Page 7 transaction in connection with any acquisition (including the incurrence of any indebtedness) or similar investment that is not subject to any financing condition, the determination of whether the relevant condition is satisfied may be made, at the election of the Issuer, either (i) at the time of the execution of the definitive agreement with respect to the relevant acquisition or (ii) at the time the relevant acquisition is consummated, in either case, after giving effect to the acquisition and any related indebtedness on a pro forma basis. Affirmative Covenants: Limited to the items set forth in Section 1 of Annex II attached to Schedule D-1 (“New Senior Secured Term Facility—Summary of Terms and Conditions”), which affirmative covenants are incorporated by reference herein, mutatis mutandis. Negative Covenants: Limited to (i) the items set forth in Section 2 of Annex II attached to Schedule D-1 (“New Senior Secured Term Facility—Summary of Terms and Conditions”), which negative covenants are incorporated by reference herein, mutatis mutandis, and (ii) a merger covenant (the “Merger Covenant”) substantially the same as the one set forth in Section 5.01 of the Existing Indenture; provided, that (a) the New Senior Secured Notes Definitive Documentation shall provide that a change of the Issuer or any successor thereof (or the jurisdiction of the Issuer or any such successor) shall be permitted on a basis to be agreed, which basis shall take into consideration, inter alia, the jurisdiction of the Issuer or any such successor and applicable tax considerations which arise therefrom and (b) Section 5.01(a)(3) of the Existing Indenture shall be replaced with the following: “(3) immediately after giving effect to any such transaction or series of transactions on a Pro Forma Basis (including, without limitation, any Debt Incurred in connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the determination period, the Total Net Leverage Ratio of the Company (or the Surviving Entity, if the Company is not continuing) would (x) not exceed 6.50:1.00 or (y) be equal to or less than such ratio for the Company immediately prior to such transaction or series of transactions;”. Events of Default: Substantially the same as the Existing Indenture. Defeasance and Discharge Provisions: Substantially the same as the Existing Indenture. Modifications and Substantially the same as the Existing Indenture; provided, that

Schedule D-2 – Page 8 Consents: New Senior Secured Notes Indenture will provide that, notwithstanding anything to the contrary set forth in Section 316(a) of the Trust Indenture Act of 1939 (the provisions of which shall be excluded by the New Senior Secured Notes Indenture), (i) in determining whether the New Senior Secured Notes Holders of the required principal amount of New Senior Secured Notes have concurred in any request, demand, authorization, notice, direction, amendment, supplement, waiver or consent, New Senior Secured Notes owned of record or beneficially by the Issuer or any affiliate thereof (other than any Plan Sponsor) shall be considered as though they are not outstanding and (ii) in determining whether the Trustee shall be protected in relying on any such request, demand, authorization, notice, direction, amendment, supplement, waiver or consent, only New Senior Secured Notes owned by the Issuer or any such affiliate which the Trustee knows are so owned shall be considered as though they are not outstanding. “Applicable Voting Percentage” means at any time (x) if at such time the New Senior Secured Notes held in the aggregate by the Plan Sponsors constitute more than 27.5% of the aggregate principal amount of the New Senior Secured Notes outstanding at such time, 66.66%, and (y) at any other time (so long as the Plan Sponsors have notified the Trustee that the holdings of the Plan Sponsors in the aggregate constitute less than 27.5% of the aggregate principal amount of the New Senior Secured Notes outstanding at such time), 50.1%; provided, that the consent of the New Senior Secured Notes Holders holding at least 85.0% of the aggregate principal amount of the New Senior Secured Notes outstanding shall be required with respect to (i) any increase in the maximum principal amount of the Revolving Facility from that permitted under the New Senior Secured Notes Definitive Documentation in effect on the Effective Date, (ii) the subordination of the liens on Collateral securing the New Senior Secured Notes to liens securing any other indebtedness or any increase in the amount of indebtedness that is permitted to rank senior to the liens of the New Senior Secured Notes Holders or (iii) release of all or substantially all of the Collateral from the liens of the New Senior Secured Notes Holders (provided that such percentage shall be reduced to 66.66% at any time the Applicable Voting Percentage is 50.1%). Each Plan Sponsor shall be required to promptly provide to the Trustee notice of the aggregate principal amount of the New Senior Secured Notes held by such Plan Sponsor and its affiliates upon any change in the amount of such holdings and, if such notice results in a change in the Applicable Voting Percentage, the Trustee shall notify the Issuer of any such change in the Applicable Voting Percentage. The Trustee shall be entitled to rely on all such notices absent manifest

Schedule D-2 – Page 9 error. Governing Law and Forum: New York; provided, that, any New Senior Secured Notes Definitive Documentation that governs any security interest in and/or lien on any Collateral will be governed by the laws of the jurisdiction in which such security interest and/or lien is intended to be created and/or perfected (subject to the terms hereof).

SCHEDULE D CBCA PLAN [Attached]

DR AF T: 1 Court File No. CV-17-584836-00CL ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF CONCORDIA INTERNATIONAL CORP. AND CONCORDIA HEALTHCARE (CANADA) LIMITED AND INVOLVING CONCORDIA LABORATORIES INC., S.A.R.L., CONCORDIA PHARMACEUTICALS INC., S.A.R.L., CONCORDIA INVESTMENTS (JERSEY) LIMITED, CONCORDIA FINANCING (JERSEY) LIMITED, AMDIPHARM HOLDINGS S.A.R.L., AMDIPHARM AG, AMDIPHARM B.V., AMDIPHARM LIMITED, AMDIPHARM MERCURY HOLDCO UK LIMITED, AMDIPHARM MERCURY UK LTD., CONCORDIA HOLDINGS (JERSEY) LIMITED, AMDIPHARM MERCURY INTERNATIONAL LIMITED, CONCORDIA INVESTMENT HOLDINGS (UK) LIMITED, MERCURY PHARMA GROUP LIMITED, CONCORDIA INTERNATIONAL RX (UK) LIMITED, ABCUR AB, MERCURY PHARMACEUTICALS LIMITED, FOCUS PHARMA HOLDINGS LIMITED, FOCUS PHARMACEUTICALS LIMITED, MERCURY PHARMA (GENERICS) LIMITED, MERCURY PHARMACEUTICALS (IRELAND) LIMITED, AND MERCURY PHARMA INTERNATIONAL LIMITED CONCORDIA INTERNATIONAL CORP. AND CONCORDIA HEALTHCARE (CANADA) LIMITED PLAN OF ARRANGEMENT , 2018

DR AF T: 1 (i) TABLE OF CONTENTS Page ARTICLE 1 INTERPRETATION ...................................................................................................1  1.1  Definitions................................................................................................................1  1.2  Certain Rules of Interpretation ...............................................................................20  1.3  Governing Law ......................................................................................................21  1.4  Currency .................................................................................................................21  1.5  Date for Any Action ...............................................................................................21  1.6  Time .......................................................................................................................21  ARTICLE 2 PRIVATE PLACEMENT .........................................................................................21  2.1  Issuance of Private Placement Shares ....................................................................21  ARTICLE 3 TREATMENT OF AFFECTED PARTIES ..............................................................21  3.1  Treatment of Secured Debtholders ........................................................................21  3.2  Treatment of Unsecured Debtholders ....................................................................26  3.3  Treatment of Existing Equity Holders ...................................................................27  ARTICLE 4 ISSUANCES, DISTRIBUTIONS AND PAYMENTS ............................................27  4.1  Delivery of New Senior Secured Debt ...................................................................27  4.2  Delivery of New Common Shares .........................................................................28  4.3  Delivery of Payments to Secured Debtholders ......................................................29  4.4  Delivery of Private Placement Commitment Consideration ..................................30  4.5  No Liability in respect of Deliveries ......................................................................30  4.6  Surrender and Cancellation of Notes .....................................................................31  4.7  Application of Plan Distributions ..........................................................................31  4.8  Withholding Rights ................................................................................................31  ARTICLE 5 IMPLEMENTATION ...............................................................................................32  5.1  Corporate Authorizations .......................................................................................32  5.2  Fractional Interests .................................................................................................32  5.3  Effective Date Transactions ...................................................................................32  ARTICLE 6 RELEASE OF FUNDS FROM ESCROW ...............................................................37  6.1  Release of Funds from Escrow ..............................................................................37  ARTICLE 7 RELEASES ...............................................................................................................37  7.1  Release of Released Parties ...................................................................................37  7.2  Additional Released Parties ...................................................................................38  7.3  Injunctions..............................................................................................................38  7.4  Existing Equity Class Action Claims .....................................................................38  ARTICLE 8 CONDITIONS PRECEDENT AND IMPLEMENTATION ....................................39  8.1  Conditions to Plan Implementation .......................................................................39  8.2  Waiver of Conditions .............................................................................................39  8.3  Effectiveness ..........................................................................................................39

ARTICLE 9 GENERAL 40
9.1 Deemed Consents, Waivers and Agreements 40
9.2 Waiver of Defaults..40
9.3 Compliance with Deadlines and Elections 41
9.4 Paramountcy 41
9.5 Deeming Provisions 41
9.6 Modification of Plan 41
9.7 Notices 42
9.8 Different Capacities 44
9.9 Consent of Majority Initial Consenting Debtholders and Majority Private Placement Parties 44
9.10 Further Assurances...45

DRAFT : 1

(ii)

DR AF T: 1 PLAN OF ARRANGEMENT ARTICLE 1 INTERPRETATION 1.1 Definitions In this Plan, unless otherwise stated: “7.00% Unsecured Notes” means the 7.00% Senior Unsecured Notes due 2023 issued under the 7.00% Unsecured Notes Indenture; “7.00% Unsecured Notes Indenture” means the Indenture for 7.00% Senior Unsecured Notes dated April 21, 2015 by and among Concordia, the guarantors party thereto, and the 7.00% Unsecured Notes Trustee, as amended, modified and/or supplemented from time to time as of the date hereof; “7.00% Unsecured Notes Trustee” means U.S. Bank National Association, in its capacity as indenture trustee under the 7.00% Unsecured Notes Indenture, and any successor thereof; “9.50% Unsecured Notes” means the 9.50% Senior Unsecured Notes due 2022 issued under the 9.50% Unsecured Notes Indenture; “9.50% Unsecured Notes Indenture” means the Indenture for 9.50% Unsecured Notes dated October 21, 2015 by and among Concordia, the guarantors party thereto, and the 9.50% Unsecured Notes Trustee, as amended, modified and/or supplemented from time to time as of the date hereof; “9.50% Unsecured Notes Trustee” means U.S. Bank National Association, in its capacity as indenture trustee under the 9.50% Unsecured Notes Indenture, and any successor thereof; “Additional Cash Amount” means, in the event that the aggregate amount of the Secured Debtholder Early Consent Cash Consideration is less than $100,000,000, an amount equal to $100,000,000 less the aggregate amount of the Secured Debtholder Early Consent Cash Consideration; “Additional Released Parties” means those Persons listed on Schedule “A” to the Plan in accordance with Section 7.2; “Advisors” means, collectively, (i) the Initial Consenting Secured Debtholders Advisors, and (ii) the Initial Consenting Unsecured Debtholders Advisors; “Affected Equity” means all Existing Equity other than the Existing Shares;

DR AF T: 1 - 2 - “Affected Equity Claim” means an equity claim (as defined in section 2(1) of the Companies Creditors Arrangement Act) in respect of Concordia, other than an Existing Equity Class Action Claim; “Affected Equity Holder” means a holder of Affected Equity; “Agents” means, collectively, the Secured Term Loan Agent and the Unsecured Equity Bridge Loan Agent; “Applicants” means, collectively, Concordia and CHCL; “Arrangement” means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan, subject to any amendments or variations thereto made in accordance with the Support Agreement, the Arrangement Agreement and Section 9.6 of this Plan or made at the direction of the Court in the Interim Order or the Final Order or otherwise, in any case, with the consent of the Applicants and the Majority Initial Consenting Debtholders, each acting reasonably; “Arrangement Agreement” means the arrangement agreement dated May 1, 2018, among the Applicants, as it may be amended, modified and/or supplemented from time to time; “Articles of Arrangement” means the articles of arrangement of the Applicants in respect of the Arrangement, in form and substance satisfactory to the Applicants and the Majority Initial Consenting Debtholders, each acting reasonably, that are required to be filed with the CBCA Director in order for the Arrangement to become effective on the Effective Date; “Business Day” means any day, other than a Saturday, Sunday or a statutory or civic holiday, on which banks are generally open for business in Toronto, Ontario, New York, New York, and London, England; “Cash Collateral Account” has the meaning given to it in that certain Limited Consent, dated as of April 16, 2018, by and among Concordia, the Secured Term Loan Agent and the lenders party thereto; “CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended; “CBCA Director” means the Director appointed under section 260 of the CBCA; “CBCA Proceedings” means the proceedings commenced by the Applicants under the CBCA on October 20, 2017 in connection with this Plan; “Certificate of Arrangement” means the certificate giving effect to the Arrangement, to be issued by the CBCA Director pursuant to section 192(7) of the CBCA upon receipt of the Articles of Arrangement in respect of Concordia and CHCL in accordance with section 262 of the CBCA;

DR AF T: 1 - 3 - “CHCL” means Concordia Healthcare (Canada) Limited; “CIJL” means Concordia Investments (Jersey) Limited; “Cinven Agreement” means the governance agreement dated October 21, 2015 between Concordia and Cinven Capital Management (V) General Partner Limited; “Circular” means the management information circular of Concordia dated May , 2018, as it may be amended, modified and/or supplemented from time to time, with the consent of the Majority Initial Consenting Debtholders, acting reasonably, subject to the terms of the Interim Order or other Order of the Court; “Claim” means any right or claim of any Person that may be asserted or made in whole or in part against the applicable Persons, or any of them, in any capacity, whether or not asserted or made, in connection with any indebtedness, liability or obligation of any kind whatsoever, and any interest accrued thereon or costs payable in respect thereof, whether at law or in equity, including by reason of the commission of a tort (intentional or unintentional), by reason of any breach of contract or other agreement (oral or written), by reason of any breach of duty (including, any legal, statutory, equitable or fiduciary duty) or by reason of any equity interest, right of ownership of or title to property or assets or right to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise), and together with any security enforcement costs or legal costs associated with any such claim, and whether or not any indebtedness, liability or obligation is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, by guarantee, warranty, surety or otherwise, and whether or not any right or claim is executory or anticipatory in nature, including any claim made or asserted against the applicable Persons, or any of them, through any affiliate, subsidiary, associated or related Person, or any right or ability of any Person to advance a claim for an accounting, reconciliation, contribution, indemnity, restitution or otherwise with respect to any matter, grievance, action (including any class action or proceeding before an administrative or regulatory tribunal), cause or chose in action, whether existing at present or commenced in the future; “Collateral Agents” means Goldman Sachs Bank USA and U.S. Bank National Association in their capacities as collateral agents under the Secured Term Loan Credit Agreement and the Secured Notes Indenture, respectively; “Common Shares” means common shares in the capital of Concordia; “Concordia” means Concordia International Corp.; “Concordia Entities” means Concordia and all of its direct and indirect subsidiaries; “Concordia Released Parties” means, collectively, the Concordia Entities, and each of their respective current and former directors, officers, managers, partners, employees, auditors, financial advisors, legal counsel and agents, including the Proxy and Information Agent and the Escrow Agent;

DR AF T: 1 - 4 - “Consenting Debtholders” means, collectively, the Consenting Secured Debtholders and the Consenting Unsecured Debtholders; “Consenting Secured Debtholders” means, collectively, the Secured Debtholders that have executed and remain, at the relevant time, subject to the Support Agreement (or a joinder agreement thereto); “Consenting Unsecured Debtholder Notes Election Pro Rata Share” means, with respect to each Consenting Unsecured Debtholder that holds Secured Term Loans, the percentage that such Consenting Unsecured Debtholder’s principal amount of Non- Elected Secured Term Loans bears to the total principal amount of Non-Elected Secured Term Loans held by all Consenting Unsecured Debtholders; “Consenting Unsecured Debtholders” means, collectively, the Unsecured Debtholders that have executed and remain, at the relevant time, subject to the Support Agreement (or a joinder agreement thereto); “Court” means the Ontario Superior Court of Justice (Commercial List); “Debt” means, collectively, the Secured Debt and the Unsecured Debt; “Debt Documents” means, collectively, the Secured Debt Documents and the Unsecured Debt Documents, and “Debt Document” means any one of such documents; “Debtholder Claims” means, collectively, the Secured Debtholder Claims and the Unsecured Debtholder Claims; “Debtholders” means, collectively, the Secured Debtholders and the Unsecured Debtholders; “Designated Offshore Securities Market” has the meaning given to that term in Rule 902 of Regulation S as promulgated by the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute; “Direct Registration System” means an electronic register of the New Common Shares maintained by a transfer agent selected by Concordia; “Distribution Record Date” means a date to be determined by Concordia in consultation with the Trustees, the Agents and the Majority Initial Consenting Debtholders for purposes of distributions under this Plan, provided that in respect of the Secured Term Loans, the Secured Swap Instruments and the Unsecured Equity Bridge Loans the Distribution Record Date shall be the Record Date; “DTC” means the Depository Trust & Clearing Corporation and its successors and assigns;

DR AF T: 1 - 5 - “Early Consent Date” means 5:00 p.m. on June 6, 2018, or such later date as Concordia may determine; “Early Consenting Debtholders” means, collectively, the Early Consenting Secured Debtholders and the Early Consenting Unsecured Debtholders; “Early Consenting Secured Debtholder” means a Secured Debtholder that (i) executes the Support Agreement or a Joinder Agreement (as defined in the Support Agreement) prior to the Early Consent Date and complies with all of its obligations under the Support Agreement in all material respects (including for certainty, and without limitation, voting in favour of the Plan prior to the Voting Deadline), other than a beneficial Noteholder, (ii) votes in favour of the Plan prior to the Early Consent Date, or (iii) otherwise supports the Arrangement in a manner satisfactory to Concordia and the Majority Initial Consenting Debtholders; “Early Consenting Unsecured Debtholder” means an Unsecured Debtholder that (i) executes the Support Agreement or a Joinder Agreement (as defined in the Support Agreement) prior to the Early Consent Date and complies with all of its obligations under the Support Agreement in all material respects (including for certainty, and without limitation, voting in favour of the Plan prior to the Voting Deadline), other than a beneficial Noteholder, (ii) votes in favour of the Plan prior to the Early Consent Date, or (iii) otherwise supports the Arrangement in a manner satisfactory to Concordia and the Majority Initial Consenting Debtholders; “Effective Date” means the date shown on the Certificate of Arrangement issued by the CBCA Director; “Effective Time” means a time on the Effective Date as the Applicants and the Majority Initial Consenting Debtholders may agree, each acting reasonably; “Equity Unsecured Bridge Loan Settlement” means the settlement and termination of the Two Year Equity Bridge Credit and Guaranty Agreement, as agreed to by Concordia and the lenders party thereto; “Escrow Agent” means, collectively, Kingsdale Shareholder Services US LLC and Kingsdale Partners LP, or such other escrow agent as may be agreed by the parties to the Escrow Agreements; “Escrow Agreements” means, collectively, (i) the escrow agreement to be entered into by the Escrow Agent, the Applicants and Bennett Jones LLP (on behalf of the certain of the Funding Private Placement Parties), and (ii) the escrow agreement to be entered into by the Escrow Agent, the Applicants and Osler, Hoskin & Harcourt LLP (on behalf of the certain of the Funding Private Placement Parties), in each case in connection with the Private Placement; “EUR/USD Exchange Rate” means the U.S. Federal Reserve daily U.S. Dollar to Euro exchange rate;

DR AF T: 1 - 6 - “EUR New Senior Secured Term Loans” means New Senior Secured Term Loans denominated in Euros; “EUR New Senior Secured Term Loans Allocation Amount” means €300 million; “EUR New Senior Secured Term Loans Elector” has the meaning given to it in Section 3.1(f); “EUR New Senior Secured Term Loans Elector Pro Rata Share” means, with respect to each EUR New Senior Secured Term Loans Elector, the percentage that the principal amount of EUR New Senior Secured Term Loans such EUR New Senior Secured Term Loans Elector has elected to receive in accordance with Section 3.1(e) (expressed as a Euro dollar amount) bears to the total principal amount of EUR New Senior Secured Term Loans that all EUR New Senior Secured Term Loans Electors have elected to receive in accordance with Section 3.1(e) (expressed as a Euro dollar amount); “EUR New Senior Secured Term Loans Deficiency” means the amount by which the aggregate New Senior Secured Term Loans Currency Elections for EUR New Senior Secured Term Loans made in accordance with Section 3.1(e) (expressed as a Euro dollar amount) is less than the EUR New Senior Secured Term Loans Allocation Amount, if applicable; “EUR New Senior Secured Term Loans Excess” means the amount by which the aggregate New Senior Secured Term Loans Currency Elections for EUR New Senior Secured Term Loans made in accordance with Section 3.1(e) (expressed as a Euro dollar amount) exceeds the EUR New Senior Secured Term Loans Maximum Amount, if applicable; “EUR New Senior Secured Term Loans Maximum Amount” means €400 million; “Euros” means euros; “Existing Equity” means all Existing Shares and all options, warrants, rights or similar instruments derived from, relating to, or exercisable, convertible or exchangeable therefor; “Existing Equity Class Action Claims” means, collectively, (i) the claims asserted in the proceedings pending before the Ontario Superior Court of Justice under the title Ronald J. Valliere and Shauntelle Paul v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. CV-17-584809-00CP), (ii) the claims asserted in the proceedings pending before the Superior Court of Quebec under the title Robert Landry v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. 500-06-000834-164), (iii) the claims asserted in the proceedings pending before the United States District Court for the Southern District of New York under the title Andrew Meyer, individually and On Behalf of All Others Similarly Situated v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. 1:16-cv-06467), and (iv) any claim for contribution or indemnity in respect of or related to those claims listed in (i) to (iii) above;

DR AF T: 1 - 7 - “Existing Equity Holders” means the holders of any Existing Equity; “Existing Shareholders” means holders of the Existing Shares, in their capacities as such; “Existing Shares” means all Common Shares outstanding immediately prior to the Effective Date; “Final Order” means the Order of the Court approving the Arrangement under section 192 of the CBCA, which shall include such terms as may be necessary or appropriate to give effect to the Arrangement and this Plan, in form and substance satisfactory to the Applicants and the Majority Initial Consenting Debtholders, each acting reasonably; “Funded Amounts” means the aggregate of all Private Placement Commitments (i) deposited with the Escrow Agent in accordance with the Subscription Agreement and not withdrawn from escrow in accordance with the Subscription Agreement or the Escrow Agreement prior to the Effective Date, or (ii) satisfied in such other manner as Concordia and the applicable Private Placement Party may agree in writing; “Funding Private Placement Party” means a Private Placement Party that (i) deposits its Private Placement Commitment with the Escrow Agent in accordance with the Subscription Agreement, or (ii) satisfies its Private Placement Commitment in such other manner as agreed to by Concordia and the applicable Private Placement Party in writing, and in each case is not a Terminated Private Placement Party; “Funding Private Placement Party Shares” means, with respect to each Funding Private Placement Party, the number of Private Placement Shares that such Funding Private Placement Party has agreed to purchase from Concordia determined by dividing its Private Placement Commitment by the Issue Price; “FX Date” means the date that is ten (10) days prior to the anticipated Effective Date, or such other date as may be agreed by Concordia and the Majority Initial Consenting Debtholders; “GBP” means pounds sterling; “GBP/USD Exchange Rate” means the U.S. Federal Reserve daily U.S. Dollar to GBP exchange rate; “Governance Agreement” means an agreement to be entered into among Concordia and the Private Placement Parties with respect to certain governance matters and registration rights, in form and substance satisfactory to Concordia, acting reasonably, and the Majority Private Placement Parties; “Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making

DR AF T: 1 - 8 - organization or entity: (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power; “Initial Consenting Secured Debtholders” means, collectively, the Consenting Secured Debtholders that executed the Support Agreement on May 1, 2018, which are represented by the Initial Consenting Secured Debtholders Advisors as of May 1, 2018; “Initial Consenting Secured Debtholders Advisors” means, collectively, Osler, Hoskin & Harcourt LLP and White & Case LLP, as legal advisors, Houlihan Lokey Capital, Inc., as financial advisor, and Deloitte LLP, as tax advisor, to the Initial Consenting Secured Debtholders; “Initial Consenting Unsecured Debtholders” means, collectively, the Consenting Unsecured Debtholders that executed the Support Agreement on May 1, 2018, which are represented by the Initial Consenting Unsecured Debtholders Advisors as of May 1, 2018; “Initial Consenting Unsecured Debtholders Advisors” means, collectively, Paul, Weiss Rifkind, Wharton & Garrison LLP, Bennett Jones LLP, and Ashurst LLP, as legal advisors, and Greenhill & Co., LLC, as financial advisor, to the Initial Consenting Unsecured Debtholders; “Insurance Policies” means, any insurance policy maintained by Concordia pursuant to which Concordia or any of its current of former directors or officers are insured; “Interim Order” means the interim order of the Court in respect of the Applicants pursuant to the CBCA, in form and substance acceptable to the Applicants and the Majority Initial Consenting Debtholders, each acting reasonably, which, among other things, approves the calling of, and the date for, the Meetings, as such order may be amended from time to time in a manner acceptable to the Applicants and the Majority Initial Consenting Debtholders, each acting reasonably; “Intermediary” means a broker, custodian, investment dealer, nominee, bank, trust company or other intermediary; “Issue Price” means $13.69 per Common Share; “Law” means any law, statute, constitution, treaty, convention, code, injunction, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity; “L/C Issuer” has the meaning given to it in the Secured Term Loan Agreement; “Letter of Credit” has the meaning given to it in the Secured Term Loan Agreement;

DR AF T: 1 - 9 - “Majority Private Placement Parties” means, at the relevant time, Remaining Private Placement Parties holding in the aggregate more than two-thirds (662/3%) of the aggregate Private Placement Commitments of all Remaining Private Placement Parties under the Subscription Agreement; “Majority Initial Consenting Debtholders” means, collectively, (i) the Majority Initial Consenting Secured Debtholders and (ii) the Majority Initial Consenting Unsecured Debtholders; “Majority Initial Consenting Secured Debtholders” means, collectively, Initial Consenting Secured Debtholders holding in aggregate more than half (50%) of the aggregate principal amount of Secured Debt held by all Initial Consenting Secured Debtholders, at the applicable time; “Majority Initial Consenting Unsecured Debtholders” means, collectively, Initial Consenting Unsecured Debtholders holding in aggregate more than half (50%) of the aggregate principal amount of Unsecured Debt held by all Initial Consenting Unsecured Debtholders, at the applicable time; “Management Incentive Plan” means a new management incentive plan for Concordia, acceptable to Concordia and the Majority Initial Consenting Debtholders, which management incentive plan shall provide for the granting of various types of equity awards, including stock options, share appreciation rights, restricted shares, restricted share units, deferred share units and other share-based awards as determined by the board of directors of reorganized Concordia (or the applicable compensation committee) following the Effective Date, and which management incentive plan shall provide for the issuance of Common Shares comprising an aggregate amount not exceeding 7.5% of the outstanding Common Shares of Concordia immediately following the completion of the transactions set forth in Section 5.3; “Meetings” means, collectively, (i) the Secured Debtholders’ Meeting, (ii) the Unsecured Debtholders’ Meeting and (iii) the Shareholders’ Meeting; “New Common Shares” means, collectively, the Unsecured Debt Exchange Shares, the Reallocated Unsecured Shares, the Unsecured Debtholder Early Consent Shares and the Funding Private Placement Party Shares; “New Senior Secured Debt” means, collectively, the New Senior Secured Term Loans and the New Senior Secured Notes; “New Senior Secured Debt Aggregate Principal Amount” means an amount equal to (i) (a) 93.3835% of the aggregate principal amount of the Secured Debtholder Claims held by the Early Consenting Secured Debtholders, less (b) the portion of the Secured Debt Repayment Amount paid to the Early Consenting Secured Debtholders, less (c) the aggregate Secured Debtholder Early Consent Cash Consideration paid to the Early Consenting Secured Debtholders, and the results of the foregoing divided by (ii) the fraction that the aggregate principal amount of the Secured Debtholder Claims held by the Early Consenting Secured Debtholders represents of the aggregate principal amount

DR AF T: 1 - 10 - of all Secured Debtholder Claims held by all Secured Debtholders; provided that for the purposes of determining the principal amount of Secured Debtholder Claims in the foregoing formula, Secured Debt denominated in GBP shall be converted to U.S. Dollars based on the GBP/USD Exchange Rate on the FX Date; “New Senior Secured Debt Guarantors” means certain of the Concordia Entities that shall guarantee the New Senior Secured Term Loans and New Senior Secured Notes as described in the Circular and/or as may otherwise be agreed by the Applicants, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably; “New Senior Secured Noteholders” means those Secured Debtholders that receive New Senior Secured Notes on the Effective Date in accordance with this Plan; “New Senior Secured Notes” means the new senior secured notes to be issued by Concordia pursuant to the New Senior Secured Notes Indenture, which notes will be denominated in U.S. Dollars in a maximum aggregate principal amount of $300,000,000; “New Senior Secured Notes Allocation Amount” means $300,000,000 less the principal amount of New Senior Secured Notes to be issued to Secured Noteholders as contemplated by Sections 3.1(a)(iv) and 3.1(b)(i); “New Senior Secured Notes Deficiency” means the amount by which the aggregate New Senior Secured Notes Elections made in accordance with Section 3.1(b)(iii) (expressed as a dollar amount) is less than the New Senior Secured Notes Allocation Amount, if applicable; “New Senior Secured Notes Election” has the meaning given to it in Section 3.1(b)(iii); “New Senior Secured Notes Election Amount” means, with respect to each New Senior Secured Notes Elector, the amount of New Senior Secured Notes it has elected to receive pursuant to Section 3.1(b)(iii), as may be adjusted pursuant to Section 3.1(c) or Section 3.1(d); “New Senior Secured Notes Election Deadline” means 5:00 p.m. on June 15, 2018, or such other date as the Applicants and the Majority Initial Consenting Secured Debtholders may agree, each acting reasonably; “New Senior Secured Notes Elector” has the meaning given to it in Section 3.1(c); “New Senior Secured Notes Elector Pro Rata Share” means, with respect to each New Senior Secured Notes Elector, the percentage that the principal amount of New Senior Secured Notes that such New Senior Secured Notes Elector has elected to receive in accordance with Section 3.1(b)(iii) bears to the total principal amount of New Senior Secured Notes that all New Senior Secured Electors have elected to receive in accordance with Section 3.1(b)(iii);

DR AF T: 1 - 11 - “New Senior Secured Notes Elector Settlement Information” means such information as Concordia and/or its agent may reasonably request of a New Senior Secured Notes Elector in order to effect the delivery of such New Senior Secured Notes Elector’s New Senior Secured Notes in accordance with this Plan; “New Senior Secured Notes Excess” means the amount by which the aggregate New Senior Secured Notes Elections made in accordance with Section 3.1(b)(iii) (expressed as a dollar amount) exceeds the New Senior Secured Notes Allocation Amount, if applicable; “New Senior Secured Notes Indenture” means the indenture to be entered into on the Effective Date by Concordia, the New Senior Secured Debt Guarantors and the New Senior Secured Notes Trustee on the terms substantially as described in the Circular and/or as may otherwise be agreed by the Applicants, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably, pursuant to which the New Senior Secured Notes will be issued, and which New Senior Secured Notes Indenture may, at the election of the Majority Initial Consenting Secured Noteholders, take the form of an amendment and restatement to the Secured Notes Indenture; “New Senior Secured Notes Trustee” means the indenture trustee under the New Senior Secured Notes Indenture, as agreed to by the Applicants, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably; “New Senior Secured Term Loan Agent” means the agent under the New Senior Secured Term Loan Agreement, as agreed to by the Applicants, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably; “New Senior Secured Term Loan Agreement” means the senior secured term loan agreement to be entered into (or deemed to be entered into, as applicable) on the Effective Date by Concordia, the New Senior Secured Debt Guarantors, the New Senior Secured Term Loan Agent and the New Senior Secured Term Loan Lenders on the terms substantially as described in the Circular and/or as may otherwise be agreed by the Applicants, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably, pursuant to which the New Senior Secured Term Loans will be issued, and which New Senior Secured Term Loan Agreement may, at the election of the Majority Initial Consenting Secured Noteholders, take the form of an amendment and restatement to the Secured Term Loan Agreement; “New Senior Secured Term Loan Eligible Debt” means the Secured Term Loans and the Secured Swap Instruments; “New Senior Secured Term Loan Lender Information” means such information and documentation as the New Senior Secured Term Loan Agent may require from recipients of the New Senior Secured Term Loans in order to comply with any anti-money laundering, know your client, proceeds of crime and other applicable Laws to the New

DR AF T: 1 - 12 - Senior Secured Term Loan Agent, or any applicable customary policies or procedures of the New Senior Secured Term Loan Agent; “New Senior Secured Term Loan Lenders” means those Secured Debtholders that receive New Senior Secured Term Loans on the Effective Date in accordance with this Plan; “New Senior Secured Term Loans” means the new senior secured term loans to be issued pursuant to the New Senior Secured Term Loan Agreement, which term loans will be denominated in part in Euros and in part in U.S. Dollars in amounts as determined by Concordia with the consent of the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties; “New Senior Secured Term Loans Currency Election” has the meaning given to it in Section 3.1(e); “New Senior Secured Term Loans Currency Election Deadline” means 5:00 p.m. on June 15, 2018, or such other date as the Applicants and the Majority Initial Consenting Secured Debtholders may agree, each acting reasonably; “New Senior Secured Term Loans Euro Share” means the percentage of New Senior Secured Term Loans which will be denominated in Euros, as determined by Concordia with the consent of the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties; “Non-Currency Elected Secured Debt” means New Senior Secured Term Loan Eligible Debt held by a Secured Debtholder in respect of which a New Senior Secured Term Loans Currency Election has not been made in accordance with Section 3.1(e); “Non-Currency Electing Pro Rata Share” means, with respect to each Non-Currency Electing Secured Debtholder, the percentage that such Non-Currency Electing Secured Debtholder’s principal amount of Non-Currency Elected Secured Debt bears to the total principal amount of Non-Currency Elected Secured Debt held by all Non-Currency Electing Secured Debtholders; “Non-Currency Electing Secured Debtholder” has the meaning given to it in Section 3.1(g); “Non-Elected Secured Term Loans” means Secured Term Loans held by a Consenting Unsecured Debtholder in respect of which a New Senior Secured Notes Election has not been made in accordance with Section 3.1(b)(iii); “Noteholder” means a holder of (i) Secured Notes, (ii) 7.00% Unsecured Notes, or (iii) 9.50% Unsecured Notes, as applicable; “Obligations” means all liabilities, duties and obligations, including without limitation principal and interest, any make whole, redemption or similar premiums, reimbursement obligations, fees, penalties, damages, guarantees, indemnities, costs, expenses or

DR AF T: 1 - 13 - otherwise, and any other liabilities, duties or obligations, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the applicable Debt Document; “Order” means any order entered by the Court in the CBCA Proceedings; “Person” means an individual, a corporation, a partnership, a limited liability company, organization, trustee, executor, administrator, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body; “Plan” means this plan of arrangement and any amendments, modifications or supplements hereto made in accordance with the terms hereof or made at the direction of the Court in the Interim Order or Final Order or otherwise with the consent of the Applicants and the Majority Initial Consenting Debtholders, each acting reasonably; “Private Placement” means the private placement pursuant to which the Private Placement Parties will commit to purchase the Private Placement Shares in accordance with the Subscription Agreement and this Plan; “Private Placement Commitment” means the respective amount of the Private Placement expressed as a dollar amount that each Private Placement Party agrees to subscribe for, as set forth in the Subscription Agreement (as may be adjusted from time to time in accordance with the terms of the Subscription Agreement); “Private Placement Commitment Consideration” means cash in the amount of $44,000,000, earned and payable to the Private Placement Parties pursuant to the Subscription Agreement, as may be adjusted pursuant to the terms of the Subscription Agreement; “Private Placement Parties” means those Persons who are party to the Subscription Agreement and who have agreed to purchase Common Shares pursuant to the Private Placement in accordance with the terms of the Subscription Agreement (as such parties may be replaced or as additional parties may agree to be bound by the Subscription Agreement from time to time in accordance with the Subscription Agreement); “Private Placement Pro Rata Share” means, as to any Funding Private Placement Party, the percentage that such Funding Private Placement Party’s Private Placement Commitment bears to the Total Offering Size; “Private Placement Shares” means up to the []1 Common Shares to be issued to Private Placement Parties pursuant to the Private Placement; “Proxy and Information Agent” means Kingsdale Partners LP; 1 To represent 87.69% of the outstanding Common Shares immediately following implementation of the Plan, subject to MIP Dilution.

DR AF T: 1 - 14 - “Reallocated Unsecured Shares” means the number of Common Shares equal to the number of Common Shares in the Unsecured Early Consent Share Pool less the aggregate number of Unsecured Debtholder Early Consent Shares issued to the Early Consenting Unsecured Debtholders pursuant to Section 3.2(a)(iii); “Record Date” means 5:00 p.m. on May 9, 2018; “Released Claims” means, collectively, the matters that are subject to release and discharge pursuant to Sections 7.1 and 7.2, as applicable; “Released Parties” means, collectively, the Concordia Released Parties, the Securityholder Released Parties and the Additional Released Parties, as applicable; “Remaining Private Placement Parties” means the Private Placement Parties that are not Terminated Private Placement Parties at the applicable time; “Remaining Secured Debt” has the meaning given to it in Section 5.3(e)(i); “Remaining Unsecured Debt” has the meaning given to it in Section 5.3(e)(iii); “Secured Debt” means, collectively, the debt outstanding under the Secured Debt Documents; “Secured Debt Documents” means, collectively, (i) the Secured Term Loan Credit Agreement; (ii) the Secured Notes Indenture; (iii) the Secured Swap Instruments; and (iv) all related documentation, including, without limitation, all guarantee and security documentation, related to the foregoing; “Secured Debt Repayment Amount” means $500,000,000 in cash; “Secured Debtholder” means a holder of Secured Debt, in its capacity as such; “Secured Debtholder Claims” means all Obligations in respect of the Secured Debt and the Secured Debt Documents; provided, however, that the total principal amount of the Secured Debtholder Claims with respect to the Secured Swap Instruments shall be in the amount of $114,431,046; “Secured Debtholder Early Consent Cash Consideration” means, with respect to each Early Consenting Secured Debtholder, cash in an amount equal to 5% of the principal amount of Secured Debt held by such Early Consenting Secured Debtholder as of the Record Date and voted in favour of the Plan (i) by the Early Consent Date, or (ii) in the case of an Early Consenting Secured Debtholder that is party to the Support Agreement (other than in respect of any Secured Notes it does not hold in registered form), by the Voting Deadline, in each case paid in exchange for its Secured Debtholder Claims in accordance with this Plan, provided that for the purpose of calculating the Secured Debtholder Early Consent Cash Consideration, Secured Debt denominated in GBP shall be converted to U.S. Dollars based on the GBP/USD Exchange Rate on the FX Date to

DR AF T: 1 - 15 - the extent such Secured Debtholder Early Consent Cash Consideration is paid in U.S. Dollars; “Secured Debtholder Pro Rata Share” means the percentage that the principal amount of Secured Debt held by a Secured Debtholder bears to the aggregate principal amount of all Secured Debt as at the Distribution Record Date, provided that for the purposes of determining the Secured Debtholder Pro Rata Share, (i) the principal amount of Secured Debt shall be determined in accordance with 3.1(h), and (ii) all Secured Debt denominated in GBP shall be converted to U.S. Dollars based on the GBP/USD Exchange Rate on the FX Date; “Secured Debtholders’ Arrangement Resolution” means the resolution of the Secured Debtholders relating to the Arrangement to be considered at the Secured Debtholders’ Meeting, substantially in the form attached as Appendix “A” to the Circular; “Secured Debtholders’ Meeting” means the meeting of the Secured Debtholders as of the Record Date to be called and held pursuant to the Interim Order for the purpose of considering and voting on the Secured Debtholders’ Arrangement Resolution and to consider such other matters as may properly come before such meeting and includes any adjournment(s) or postponement(s) of such meeting; “Secured Noteholders” means the holders of the Secured Notes; “Secured Notes” means the 9.00% First Lien Senior Secured Notes due 2022 issued under the Secured Notes Indenture; “Secured Notes Trustee” means U.S. Bank National Association, as Trustee and as Collateral Agent under the Secured Notes Indenture, and any successor thereof; “Secured Notes Indenture” means the Indenture for the Secured Notes dated October 13, 2016 by and among Concordia, the guarantors party thereto, and the Secured Notes Trustee, as amended, modified and/or supplemented from time to time as of the date hereof; “Secured Swap Confirmations” means the Swap Confirmations entered into as of August 17, 2016 and November 8, 2016 between Goldman Sachs International and CIJL in accordance with the Secured Swap ISDA; “Secured Swap Interest Settlement Agreement” means the Settlement Agreement entered into as of November 25, 2017 between Goldman Sachs International and Concordia; “Secured Swap Instruments” means the Secured Swap ISDA and the Secured Swap Confirmations, as amended by the Secured Swap Interest Settlement Agreement; “Secured Swap ISDA” means the International Swaps and Derivatives Association 2002 Master Agreement dated as of August 15, 2016, between Goldman Sachs International

DR AF T: 1 - 16 - and CIJL (as amended, or supplemented, together with all schedules, annexes and exhibits thereto); “Secured Swap Lender” means Goldman Sachs International, the swap provider under the Secured Swap Instruments, and any permitted assignee; “Secured Term Loan Agent” means Goldman Sachs Bank USA, in its capacity as Administrative Agent and Collateral Agent under the Secured Term Loan Credit Agreement and in any other capacity under the Secured Term Loan Credit Agreement, and any successor thereof; “Secured Term Loan Credit Agreement” means the Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia, the guarantors party thereto, the Secured Term Loan Agent, and the lenders and other parties thereto, as amended, modified and/or supplemented from time to time; “Secured Term Loan Lenders” means the lenders from time to time under the Secured Term Loans; “Secured Term Loans” means the secured term loans issued and outstanding pursuant to the Secured Term Loan Credit Agreement; “Securityholder Released Parties” means, collectively, the Trustees and Agents, in any of their respective capacities under the applicable Debt Documents, the Administrative Agent under the Two Year Equity Bridge Credit and Guaranty Agreement, in each case including any predecessors in such capacity, the Early Consenting Debtholders, and each of their respective current and former directors, officers, managers, partners, employees, auditors, financial advisors, legal counsel and agents which, for the avoidance of doubt, shall include the Advisors; “Share Consolidation” has the meaning given to it in Section 5.3(d); “Share FMV” has the meaning given to it in Section 5.3(e)(iii); “Shareholders’ Arrangement Resolution” means the resolution of the Existing Shareholders relating to the Arrangement to be considered at the Shareholders’ Meeting, substantially in the form attached as Appendix “C” to the Circular; “Shareholders’ Meeting” means the meeting of the Existing Shareholders as of the Record Date to be called and held pursuant to the Interim Order for the purpose of considering and voting on the Shareholders’ Arrangement Resolution and to consider such other matters as may properly come before such meeting and includes any adjournment(s) or postponement(s) of such meeting; “Subordinated Promissory Note” means the Non-Negotiable Subordinated Promissory Note made by Concordia Healthcare Inc. in favour of Guillermo Herrera, dated December 20, 2013, or any permitted assignee thereof, as amended, modified and/or supplemented from time to time;

DR AF T: 1 - 17 - “Subordinated Promissory Noteholder” means Guillermo Herrera, in his capacity as stockholders’ representative and the holder of the Subordinated Promissory Note, or any permitted assignee thereof; “Subscription Agreement” means the subscription agreement dated May 1, 2018 among Concordia and the Private Placement Parties, as it may be amended, modified and/or supplemented from time to time; “Subsidiary Guarantors” means, collectively, Concordia Laboratories Inc., S.a.R.L., Concordia Pharmaceuticals Inc., S.a.R.L., Concordia Investments (Jersey) Limited, Concordia Financing (Jersey) Limited, Amdipharm Holdings S.a.R.L., Amdipharm AG, Amdipharm B.V., Amdipharm Limited, Amdipharm Mercury Holdco UK Limited, Amdipharm Mercury UK Ltd., Concordia Holdings (Jersey) Limited, Amdipharm Mercury International Limited, Concordia Investment Holdings (UK) Limited, Mercury Pharma Group Limited, Concordia International Rx (UK) Limited, Abcur AB, Mercury Pharmaceuticals Limited, Focus Pharma Holdings Limited, Focus Pharmaceuticals Limited, Mercury Pharma (Generics) Limited, Mercury Pharmaceuticals (Ireland) Limited and Mercury Pharma International Limited; “Support Agreement” means the support agreement (including all schedules attached thereto) among Concordia and the Consenting Debtholders dated May 1, 2018, as it may be amended, modified and/or supplemented from time to time; “Terminated Private Placement Party” means a Private Placement Party that (i) is a Defaulting Private Placement Party (as such term is defined in the Subscription Agreement), or (ii) is an Objecting Private Placement Party (as such term is defined in the Subscription Agreement), in each case in respect of whom the Subscription Agreement is terminated; “Total Offering Size” means $586,500,000, subject to any reduction in accordance with the Subscription Agreement; “Transfer Agent” means, collectively, TSX Trust Company and Continental Stock Transfer & Trust Company; “Trustees” means, collectively, the Secured Notes Trustee and the Unsecured Notes Trustees; “TSX” means the Toronto Stock Exchange; “Two Year Equity Bridge Credit and Guaranty Agreement” means the Two Year Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia, the guarantors party thereto, the administrative agent, and the lenders from time to time party thereto, as amended, modified and/or supplemented from time to time; “Unsecured Debt” means, collectively, the debt outstanding under the Unsecured Debt Documents;

DR AF T: 1 - 18 - “Unsecured Debt Documents” means, collectively: (i) the 7.00% Unsecured Notes Indenture, (ii) the 9.50% Unsecured Notes Indenture, (iii) the Unsecured Equity Bridge Loan Agreement; (iv) the Subordinated Promissory Note; and (v) all related documentation, including, without limitation, all guarantee and security documentation, related to the foregoing; “Unsecured Debt Exchange Shares” means the aggregate []2 Common Shares to be issued to Unsecured Debtholders in exchange for their Unsecured Debtholder Claims in accordance with Section 3.2(a)(i) of this Plan; “Unsecured Debtholder” means a holder of Unsecured Debt, in its capacity as such; “Unsecured Debtholder Claims” means all Obligations in respect of the Unsecured Debt and the Unsecured Debt Documents; “Unsecured Debtholder Early Consent Shares” means []3 Common Shares per $1,000 of principal amount of Unsecured Debtholder Claims held by an Early Consenting Unsecured Debtholder as of the Record Date and voted in favour of the Plan (i) by the Early Consent Date, or (ii) in the case of an Early Consenting Unsecured Debtholder that is party to the Support Agreement (other than in respect of any Unsecured Notes it does not hold in registered form), by the Voting Deadline; “Unsecured Debtholder Pro Rata Share” means the percentage that the principal amount of Unsecured Debt plus accrued and unpaid interest thereon (calculated at the contractual non-default rate) held by an Unsecured Debtholder bears to the aggregate principal amount of all Unsecured Debt plus accrued and unpaid interest thereon (calculated at the contractual non-default rate) as at the Distribution Record Date; “Unsecured Debtholder Share Registration Form” means the Unsecured Debtholder Share Registration Form to be distributed to Unsecured Equity Bridge Loan Lenders and the Subordinated Promissory Noteholder in order for them to provide registration and delivery instructions in respect of the Unsecured Debt Exchange Shares, Reallocated Unsecured Shares and Unsecured Debtholder Early Consent Shares to which they are entitled under this Plan; “Unsecured Debtholders’ Arrangement Resolution” means the resolution of the Unsecured Debtholders relating to the Arrangement to be considered at the Unsecured Debtholders’ Meeting, substantially in the form attached as Appendix “B” to the Circular; “Unsecured Debtholders’ Meeting” means the meeting of the Unsecured Debtholders as of the Record Date to be called and held pursuant to the Interim Order for the purpose of considering and voting on the Unsecured Debtholders’ Arrangement Resolution and to 2 To represent 7.97% of the pro forma issued and outstanding shares, subject to MIP Dilution. 3 To be determined based on Unsecured Debtholder Pro Rata Share of available Common Shares under the Unsecured Debtholder Early Consent Share Pool.

DR AF T: 1 - 19 - consider such other matters as may properly come before such meeting and includes any adjournment(s) or postponement(s) of such meeting; “Unsecured Early Consent Share Pool” means the []4 Common Shares available for issuance to Early Consenting Unsecured Debtholders in exchange for their Unsecured Debtholder Claims in the aggregate in accordance with Section 3.2(a)(iii) of this Plan; “Unsecured Equity Bridge Loan Agreement” means the Extended Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia, the guarantors party thereto, the Unsecured Equity Bridge Loan Agent, and the lenders party thereto, as amended, modified and/or supplemented from time to time; “Unsecured Equity Bridge Loan Agent” means Wilmington Trust, National Association, as Administrative Agent under the Unsecured Equity Bridge Loan Agreement, and any successor thereof; “Unsecured Equity Bridge Loan Lenders” means the lenders from time to time under the Unsecured Equity Bridge Loan Agreement; “Unsecured Noteholders” means the holders of the Unsecured Notes; “Unsecured Notes” means, collectively, the 7.00% Unsecured Notes and the 9.50% Unsecured Notes; “Unsecured Notes Indentures” means, collectively, the 7.00% Unsecured Notes Indenture and the 9.50% Unsecured Notes Indenture; “Unsecured Notes Trustees” means, collectively, the 7.00% Unsecured Notes Trustee and the 9.50% Unsecured Notes Trustee; “U.S. Dollars” or “$” means the lawful currency of the United States of America; “USD New Senior Secured Term Loans” means New Senior Secured Term Loans denominated in U.S. Dollars, in an amount as determined by Concordia with the consent of the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties; and “Voting Deadline” means 5:00 p.m. on June 15, 2018, or such later date as may be agreed by Concordia and the Majority Initial Consenting Debtholders in the event that the Meetings are postponed or adjourned. 4 To represent 3.99% of the pro forma issued and outstanding shares, subject to MIP Dilution.

DR AF T: 1 - 20 - 1.2 Certain Rules of Interpretation For the purposes of this Plan: (a) Unless otherwise expressly provided herein, any reference in this Plan to an instrument, agreement or an Order or an existing document or exhibit filed or to be filed means such instrument, agreement, Order, document or exhibit as it may have been or may be amended, modified, restated or supplemented in accordance with its terms; (b) The division of this Plan into articles and sections is for convenience of reference only and does not affect the construction or interpretation of this Plan, nor are the descriptive headings of articles and sections intended as complete or accurate descriptions of the content thereof; (c) The use of words in the singular or plural, or with a particular gender, including a definition, shall not limit the scope or exclude the application of any provision of this Plan to such Person (or Persons) or circumstances as the context otherwise permits; (d) The words “includes” and “including” and similar terms of inclusion shall not, unless expressly modified by the words “only” or “solely”, be construed as terms of limitation, but rather shall mean “includes but is not limited to” and “including but not limited to”, so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive; (e) Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends; (f) Unless otherwise provided, any reference to a statute or other enactment of parliament, a legislature or other Governmental Entity includes all regulations made thereunder, all amendments to or re-enactments of such statute or regulations in force from time to time, and, if applicable, any statute or regulation that supplements or supersedes such statute or regulation; (g) References to a specific Recital, Article or Section shall, unless something in the subject matter or context is inconsistent therewith, be construed as references to that specific Recital, Article or Section of this Plan, whereas the terms “this Plan”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions shall be deemed to refer generally to this Plan and not to any particular Recital, Article, Section or other portion of this Plan and include any documents supplemental hereto; and (h) The word “or” is not exclusive.

DR AF T: 1 - 21 - 1.3 Governing Law This Plan shall be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein. All questions as to the interpretation or application of this Plan and all proceedings taken in connection with this Plan and its provisions shall be subject to the exclusive jurisdiction of the Court. 1.4 Currency Unless otherwise stated, all references in this Plan to sums of money are expressed in, and all payments provided for herein shall be made in, U.S. Dollars. 1.5 Date for Any Action If the date on which any action is required to be taken hereunder by a Person is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. 1.6 Time Time shall be of the essence in this Plan. Unless otherwise specified, all references to time expressed in this Plan and in any document issued in connection with this Plan mean local time in Toronto, Ontario, Canada, and any reference to an event occurring on a Business Day shall mean prior to 5:00 p.m. on such Business Day. ARTICLE 2 PRIVATE PLACEMENT 2.1 Issuance of Private Placement Shares On the Effective Date, subject to and in accordance with the terms of the Subscription Agreement, and in accordance with the steps and sequences set forth in Section 5.3, (i) Concordia shall cause to be issued and delivered to each Funding Private Placement Party its Funding Private Placement Party Shares, and (ii) Concordia shall pay to each Funding Private Placement Party its Private Placement Pro Rata Share of the Private Placement Commitment Consideration in accordance with Article 4. The Private Placement Shares shall be issued as fully paid and non-assessable shares and shall bear a legend restricting the transfer of such Private Placement Shares, as contemplated by Section 2(e) of the Subscription Agreement. ARTICLE 3 TREATMENT OF AFFECTED PARTIES 3.1 Treatment of Secured Debtholders (a) On the Effective Date, and in accordance with the steps and in the sequence set forth in Section 5.3, each Secured Debtholder shall receive:

DR AF T: 1 - 22 - (i) all accrued and unpaid interest outstanding in respect of its Secured Debt (calculated at the contractual non-default rate applicable under the relevant Secured Debt Document, not including any compounding interest, and based on the outstanding principal amount of the applicable Secured Debt (not reduced by any unamortized original issue discount), unless there has been a payment default with respect to any scheduled payments of interest (at contractual non-default rates, not including compounding interest) or amortization, as applicable, under the Secured Debt, on or prior to the Effective Date, in which case interest shall accrue at the default-rate for the period from such default until the Effective Date, for certainty, without giving effect to any acceleration under the Secured Debt that may have arisen from the commencement of the CBCA Proceedings) in full in cash; (ii) its Secured Debtholder Pro Rata Share of the Secured Debt Repayment Amount; (iii) its Secured Debtholder Pro Rata Share of the Additional Cash Amount, if any; (iv) New Senior Secured Term Loans and/or New Senior Secured Notes, at its election in accordance with this Section 3.1, if applicable, in an aggregate principal amount equal to its Secured Debtholder Pro Rata Share of the New Senior Secured Debt Aggregate Principal Amount, as adjusted based on the EUR/USD Exchange Rate on the FX Date to the extent that it receives a portion of its New Senior Secured Term Loans in the form of EUR New Senior Secured Term Loans; and (v) if the Secured Debtholder is an Early Consenting Secured Debtholder, its Secured Debtholder Early Consent Cash Consideration, all of which shall, and shall be deemed to, be received in full and final settlement of its Secured Debt and its Secured Debtholder Claims; provided that all consideration payable by Concordia to the Secured Swap Lender in consideration for the full and final settlement of its Secured Debtholder Claims under the Secured Swap Instruments shall be paid by Concordia for and on behalf of CIJL. (b) Each Secured Debtholder shall receive its New Senior Secured Debt as contemplated by Section 3.1(a)(iv) as follows: (i) in respect of the Secured Notes held by a Secured Noteholder, in the form of New Senior Secured Notes; (ii) in respect of the Secured Swap Instruments held by the Secured Swap Lender, in the form of New Senior Secured Term Loans; and (iii) in respect of the Secured Term Loans held by a Secured Term Loan Lender, in the form of New Senior Secured Term Loans; provided that each Secured Term Loan Lender as of the Record Date shall be entitled to

DR AF T: 1 - 23 - elect to receive all or a portion of its New Senior Secured Debt in respect of its Secured Term Loans in the form of New Senior Secured Notes (the “New Senior Secured Notes Election”) by submitting a New Senior Secured Notes Election to Concordia (or its agents) prior to the New Senior Secured Notes Election Deadline pursuant to the terms of the Interim Order, subject to Section 3.1(c) and Section 3.1(d). (c) In the event that New Senior Secured Notes Elections are made such that the New Senior Secured Notes Election Amount elected for by Secured Term Loan Lenders pursuant to Section 3.1(b)(iii) (each such Secured Term Loan Lender, a “New Senior Secured Notes Elector”) would exceed the New Senior Secured Notes Allocation Amount, each New Senior Secured Notes Elector shall be deemed to have made a partial election to receive New Senior Secured Term Loans in respect of its Secured Term Loans in an amount equal to its New Senior Secured Notes Elector Pro Rata Share of the New Senior Secured Notes Excess and its New Senior Secured Notes Election Amount shall be reduced on a corresponding basis such that the total principal amount of all New Senior Secured Notes to be issued in respect of Secured Term Loans pursuant to this Plan is equal to the New Senior Secured Notes Allocation Amount. (d) In the event that New Senior Secured Notes Elections are made such that the New Senior Secured Notes Election Amount elected for by the New Senior Secured Notes Electors pursuant to Section 3.1(b)(iii) would be less than the New Senior Secured Notes Allocation Amount, each Initial Consenting Unsecured Debtholder that holds Secured Term Loans and that did not make a New Senior Secured Notes Election for all or any portion of its Secured Term Loans shall be deemed to have made a New Senior Secured Notes Election (and to be a New Senior Secured Notes Elector) in respect of its Secured Term Loans in an amount equal to its Consenting Unsecured Debtholder Notes Election Pro Rata Share of the New Senior Secured Notes Deficiency such that the total principal amount of New Senior Secured Notes to be issued to New Senior Secured Notes Electors (in such capacity) in respect of Secured Term Loans pursuant to this Plan is equal to the New Senior Secured Notes Allocation Amount, and the amount of New Senior Secured Term Loans that would otherwise have been issued to such Initial Consenting Unsecured Debtholder shall be reduced by an amount equal to its Initial Consenting Unsecured Debtholder Notes Election Pro Rata Share of the New Senior Secured Notes Deficiency; provided that no such Initial Consenting Unsecured Debtholder shall receive, in respect of its Secured Term Loans, New Senior Secured Debt in an aggregate principal amount in excess of its Secured Debtholder Pro Rata Share of the New Senior Secured Debt Aggregate Principal Amount, as adjusted based on the EUR/USD Exchange Rate on the FX Date to the extent that it receives a portion of its New Senior Secured Term Loans in the form of EUR New Senior Secured Term Loans and, the total principal amount of New Senior Secured Notes to be issued to New Senior Secured Notes Electors may be less than the New Senior Secured Notes Allocation Amount as a result of such maximum.

DR AF T: 1 - 24 - (e) Each Secured Debtholder entitled to receive New Senior Secured Term Loans pursuant to Section 3.1(b)(ii) or 3.1(b)(iii) shall be entitled to elect (its “New Senior Secured Term Loans Currency Election”) to receive its New Senior Secured Term Loans as USD New Senior Secured Term Loans and/or EUR New Senior Secured Term Loans (in an amount determined based on the EUR/USD Exchange Rate on the FX Date) in the proportions specified by such Secured Debtholder by submitting its New Senior Secured Term Loans Currency Election to Concordia (or its agents) prior to the New Senior Secured Term Loans Currency Election Deadline, subject to Sections 3.1(f) and 3.1(g); (f) In the event that New Senior Secured Term Loans Currency Elections are made such that the aggregate principal amount of EUR New Senior Secured Term Loans elected for by Secured Debtholders pursuant to Section 3.1(e) (each such Secured Debtholder, a “EUR New Senior Secured Term Loan Elector”) would exceed the EUR New Senior Secured Term Loans Maximum Amount, each EUR New Senior Secured Term Loan Elector shall be deemed to have made a partial election to receive USD New Senior Secured Term Loans in respect of the New Senior Secured Term Loans it is entitled to receive pursuant to this Plan in an amount equal to its EUR New Senior Secured Term Loan Elector Pro Rata Share of the EUR New Senior Secured Term Loan Elector Excess and its EUR New Senior Secured Term Loan Election Amount shall be reduced on a corresponding basis such that the total principal amount of all EUR New Senior Secured Term Loans to be issued pursuant to this Plan is equal to the EUR New Senior Secured Notes Allocation Amount. (g) In the event that New Senior Secured Term Loans Currency Elections are made such that the aggregate principal amount of EUR New Senior Secured Term Loans elected for by EUR New Senior Secured Term Loan Electors pursuant to Section 3.1(e) would be less than the EUR New Senior Secured Term Loans Allocation Amount, each Secured Debtholder entitled to receive New Senior Secured Term Loans and that did not make a New Senior Secured Term Loans Currency Election (a “Non-Currency Electing Secured Debtholder”) shall be deemed to have made a New Senior Secured Term Loans Currency Election in respect of the New Senior Secured Term Loans to which it is entitled to receive pursuant to Section 3.1(b)(ii) or 3.1(b)(iii) in an amount equal to its Non-Currency Electing Pro Rata Share of the EUR New Senior Secured Term Loans Deficiency and shall be deemed to receive the balance of its New Senior Secured Term Loans (if any) as USD New Senior Secured Term Loans; provided that no such Non- Currency Electing Secured Debtholder shall receive, in respect of its New Senior Secured Term Loan Eligible Debt, New Senior Secured Debt in an aggregate principal amount in excess of its Secured Debtholder Pro Rata Share of the New Senior Secured Debt Aggregate Principal Amount, as adjusted based on the EUR/USD Exchange Rate on the FX Date to the extent that it receives a portion of its New Senior Secured Term Loans in the form of EUR New Senior Secured Term Loans and, the total principal amount of EUR New Senior Secured Term Loans may be less than the EUR New Senior Secured Term Loans Allocation Amount as a result of such maximum.

DR AF T: 1 - 25 - (h) Except as otherwise noted herein, all references to the principal amount of the Secured Debt or the Secured Debtholder Claims contained in this Plan shall refer to the principal amount of such Secured Debt or Secured Debtholder Claims reduced by any unamortized original issue discount and excluding any make- whole premiums, redemption premiums or other similar premiums. The amount of unamortized original issue discount in respect of the Secured Debt shall be calculated on the basis as has been agreed to by Concordia and the Majority Initial Consenting Debtholders prior to the execution of the Support Agreement. (i) The compensation, the reasonable and documented fees, expenses and disbursements (including, without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Secured Notes Trustee, the Secured Term Loan Agent and the Secured Swap Lender, as applicable, acting reasonably), and the indemnity claims of Secured Notes Trustee, the Secured Term Loan Agent and the Secured Swap Lender, as applicable, in accordance with the applicable Secured Debt Documents shall be paid in full in cash by Concordia pursuant to the applicable Secured Debt Documents. (j) After giving effect to the terms of this Section 3.1: (i) subject in all respects to the below subsection (ii) of this Section 3.1(j), (A) the Obligations of the Concordia Entities with respect to the Secured Debt, the Secured Debtholder Claims and the Secured Debt Documents shall, and shall be deemed to, have been irrevocably and finally extinguished, (B) each Secured Debtholder shall have no further right, title or interest in or to the Secured Debt or its Secured Debtholder Claims, and (C) the Secured Debt, the Secured Debtholder Claims and the Secured Debt Documents shall be cancelled, and all security interests granted by any of the Concordia Entities in respect of the Secured Debt shall be, and shall be deemed to be, released, discharged and extinguished pursuant to this Plan; and (ii) notwithstanding anything else to the contrary herein, the transactions contemplated by this Plan shall not affect, terminate or amend in any manner the rights of the Secured Term Loan Agent or any L/C Issuer in respect of (1) the Cash Collateral Account and the funds held therein or (2) any fees or other amounts owing to such parties in respect of the outstanding Letters of Credit, in each case unless otherwise agreed by Concordia, the Secured Term Loan Agent and the L/C Issuer for the outstanding Letters of Credit. (k) On the Effective Date, the reasonable and documented outstanding fees and expenses of the Initial Consenting Secured Debtholders Advisors shall be paid in full in cash by Concordia pursuant to the terms and conditions of applicable fee arrangements entered into by Concordia with such Initial Consenting Secured Debtholders Advisors (except as such terms relate to the timing for payment of

DR AF T: 1 - 26 - such reasonable and documented outstanding fees and expenses). 3.2 Treatment of Unsecured Debtholders (a) On the Effective Date, and in accordance with the steps and in the sequence set forth in Section 5.3, each Unsecured Debtholder shall receive: (i) its Unsecured Debtholder Pro Rata Share of the Unsecured Debt Exchange Shares, (ii) its Unsecured Debtholder Pro Rata Share of the Reallocated Unsecured Shares, if any, and (iii) if the Unsecured Debtholder is an Early Consenting Unsecured Debtholder, its Unsecured Debtholder Early Consent Shares, which shall, and shall be deemed to, be received in full and final settlement of its Unsecured Debt and its Unsecured Debtholder Claims. (b) The compensation, the reasonable and documented fees, expenses and disbursements (including, without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Unsecured Notes Trustees and the Unsecured Equity Bridge Loan Agent (including any of its predecessors), as applicable, acting reasonably), and the indemnity claims of Unsecured Notes Trustees and the Unsecured Equity Bridge Loan Agent (including any of its predecessors), as applicable, in accordance with the applicable Unsecured Debt Documents shall be paid in full in cash by Concordia pursuant to the applicable Unsecured Debt Documents. (c) After giving effect to the terms of this Section 3.2, (i) the Obligations of the Concordia Entities with respect to the Unsecured Debt, the Unsecured Debtholder Claims and the Unsecured Debt Documents shall, and shall be deemed to, have been irrevocably and finally extinguished, (ii) each Unsecured Debtholder shall have no further right, title or interest in or to the Unsecured Debt or its Unsecured Debtholder Claims, and (iii) the Unsecured Debt, the Unsecured Debtholder Claims and the Unsecured Debt Documents shall be cancelled, and all security interests granted by any of the Concordia Entities in respect of the Subordinated Promissory Note shall be, and shall be deemed to be, released, discharged and extinguished pursuant to this Plan. (d) Concordia shall have the right at any time to exclude the Subordinated Promissory Note from inclusion in the Unsecured Debt pursuant to this Plan and address the Subordinated Promissory Note in a manner otherwise acceptable to Concordia and the Majority Private Placement Parties. (e) On the Effective Date, the reasonable and documented outstanding fees and expenses of the Initial Consenting Unsecured Debtholders Advisors shall be paid in full in cash by Concordia pursuant to the terms and conditions of applicable fee

DR AF T: 1 - 27 - arrangements entered into by Concordia with such Initial Consenting Unsecured Debtholders Advisors (except as such terms relate to the timing for payment of such reasonable and documented outstanding fees and expenses). 3.3 Treatment of Existing Equity Holders (a) Each Existing Shareholder shall retain its Existing Shares, subject to the Share Consolidation in accordance with Section 5.3(d) of this Plan and the treatment of fractional interests in accordance with Section 5.2 of this Plan. (b) Pursuant to this Plan and in accordance with the steps and sequences set forth herein, unless otherwise agreed by Concordia and the Majority Initial Consenting Debtholders, all of the Affected Equity shall be terminated and cancelled, and shall be deemed to be terminated and cancelled without the need for any repayment of capital thereof or any other liability, payment or compensation therefor and, for greater certainty, no Affected Equity Holder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith. (c) The Affected Equity Claims shall constitute Released Claims and be treated in the manner set forth in Section 7.1. ARTICLE 4 ISSUANCES, DISTRIBUTIONS AND PAYMENTS 4.1 Delivery of New Senior Secured Debt (a) The delivery of the New Senior Secured Notes to be issued pursuant to this Plan shall be made by way of a global note issued in the name of DTC (or its nominee) in respect of the New Senior Secured Notes and delivered directly to the New Senior Secured Notes Trustee as custodian for DTC (or its nominee) which, in turn, will make delivery of such New Senior Secured Notes to Intermediaries (pursuant to the customary practices of DTC) who, in turn, will make delivery of the New Senior Secured Notes to the New Senior Secured Noteholders pursuant to the standing instructions and customary practices of such Intermediaries. In the event that a New Senior Secured Notes Elector has not provided Concordia (or its agent) with its New Senior Secured Notes Elector Settlement Information at least three (3) Business Days prior to the Effective Date, such New Senior Secured Notes Elector’s New Senior Secured Notes shall be issued to the Proxy and Information Agent in the form of a separate global note for the benefit of the New Senior Secured Notes Elector until such time as the New Senior Secured Notes Elector provides its New Senior Secured Notes Elector Settlement Information. (b) The delivery of the New Senior Secured Term Loans (and any certificates or other evidence of holdings thereof) to be issued pursuant to this Plan shall be made in accordance with standing procedures in place with the New Senior Secured Term Loan Agent, and a register of holders of the New Senior Secured Term Loans will

DR AF T: 1 - 28 - be maintained by the New Senior Secured Term Loan Agent. Each Secured Debtholder receiving New Senior Secured Term Loans shall be deemed to be a party to the New Senior Secured Term Loan Credit Agreement as a lender thereunder. In the event that a New Senior Secured Term Loan Lender has not delivered its New Senior Secured Term Loan Lender Information to the New Senior Secured Term Loan Agent prior to the date that is five (5) Business Days prior to the expected Effective Date, such New Senior Secured Term Loan Lender’s New Senior Secured Term Loans shall be held by the New Senior Secured Term Loan Agent until such time as the New Senior Secured Term Loan Lender provides its New Senior Secured Term Loan Lender Information. 4.2 Delivery of New Common Shares (a) On the Effective Date, all New Common Shares issued in connection with this Plan shall be deemed to be duly authorized, validly issued, fully paid and non- assessable. (b) On the Effective Date, Concordia shall deliver a treasury direction to the Transfer Agent that directs the Transfer Agent to issue all New Common Shares to be distributed under this Plan and direct the Transfer Agent to use its commercially reasonable efforts to cause the New Common Shares to be distributed under this Plan to be distributed by no later than the second Business Day following the Effective Date (or such other date as the Applicants, the Majority Initial Consenting Debtholders and the Majority Private Placement Parties may agree, each acting reasonably). (c) The delivery of New Common Shares to be distributed under this Plan will be made either (i) through the facilities of DTC to Intermediaries who, in turn, will make delivery of the New Common Shares to the ultimate beneficial recipients thereof pursuant to standing instructions and customary practices of DTC, or (ii) by providing Direct Registration System advices or confirmations in the name of the applicable recipient thereof (or its Intermediary) and registered electronically in Concordia’s records which will be maintained by the Transfer Agent. (d) Each Unsecured Equity Bridge Loan Lender and Subordinated Promissory Noteholder entitled to Unsecured Debt Exchange Shares, Reallocated Unsecured Shares and/or Unsecured Debtholder Early Consent Shares, as applicable, shall be issued and delivered such Common Shares (i) if such Unsecured Equity Bridge Loan Lender or Subordinated Promissory Noteholder delivers its Unsecured Debtholder Share Registration Form to Concordia in accordance with the instructions contained therein prior to the Distribution Record Date, in accordance with the instructions contained in its Unsecured Debtholder Share Registration Form, and (ii) if such Unsecured Equity Bridge Loan Lender or Subordinated Promissory Noteholder has not delivered its Unsecured Debtholder Share Registration Form to Concordia prior to the Distribution Record Date, in accordance with the name and address of such Unsecured Equity Bridge Loan

DR AF T: 1 - 29 - Lender or Subordinated Promissory Noteholder contained on the books and records of the Unsecured Equity Bridge Loan Agent or Concordia, as applicable. 4.3 Delivery of Payments to Secured Debtholders (a) The payment by Concordia on the Effective Date of (1) accrued interest owing in respect of the Secured Debt, (2) the Secured Debt Repayment Amount, and (3) the Additional Cash Amount in accordance with Sections 5.3(j)(i), 5.3(j)(iv)(A) and 5.3(j)(iv)(B), respectively, shall be effected through the delivery of the applicable portion of such amounts by Concordia (or the Escrow Agent on behalf of Concordia) and, in the case of subsections (i) or (ii) below, the allocation of such amounts in accordance with this Plan among the applicable Secured Term Loan Lenders and Secured Noteholders to: (i) the Secured Term Loan Agent for distribution to each of the applicable Secured Term Loan Lenders in accordance with the Secured Term Loan Credit Agreement and customary practices; (ii) the Secured Notes Trustee for distribution to the Secured Noteholders in accordance with the Secured Notes Indenture and customary practices; and (iii) the Secured Swap Lender, or in each case in such other manner as may be agreed by Concordia and the recipient of such payments in writing. (b) The payment by Concordia on the Effective Date of the Secured Debtholder Early Consent Cash Consideration to Early Consenting Secured Debtholders shall be effected through the delivery of the applicable portion of such amount by Concordia (or the Escrow Agent on behalf of Concordia) together with the allocation of such amounts in accordance with the Plan among the applicable Secured Debtholders: (i) in the case of Secured Debtholder Early Consent Cash Consideration payable to beneficial Secured Noteholders, through the facilities of DTC to Intermediaries who, in turn, will make delivery of such Secured Debtholder Early Consent Cash Consideration to the ultimate beneficial recipients thereof pursuant to standing instructions and customary practices of such Intermediaries; (ii) in the case of Secured Debtholder Early Consent Cash Consideration payable to registered Secured Noteholders, to the Secured Notes Trustee for distribution to such registered Secured Noteholders pursuant to standing instructions and customary practices of the Secured Notes Trustee;

DR AF T: 1 - 30 - (iii) in the case of Secured Debtholder Early Consent Cash Consideration payable to Secured Term Loan Lenders, to the Secured Term Loan Agent for distribution to the applicable Secured Term Loan Lenders in accordance with customary practices; and (iv) in the case of Secured Debtholder Early Consent Cash Consideration payable to the Secured Swap Lender, using such wire instructions or delivery instructions as are provided by the Secured Swap Lender, or in each case in such other manner as may be agreed by Concordia and the recipient of such payments in writing. (c) Concordia shall be entitled, at its election with the consent of the Majority Initial Consenting Secured Debtholders, acting reasonably, to pay to Secured Debtholders in respect of their Secured Term Loans denominated in GBP all or a portion of the Secured Debt Repayment Amount, the Additional Cash Amount and/or the Secured Debtholder Early Consent Cash Consideration in cash in U.S. Dollars and/or GBP. 4.4 Delivery of Private Placement Commitment Consideration The payment by Concordia (or its agent) on the Effective Date of the Private Placement Commitment Consideration to the Funding Private Placement Parties, unless otherwise agreed with Concordia and such Funding Private Placement Party in writing, shall be made by Concordia (or the Escrow Agent on behalf of Concordia) to the applicable Advisors on behalf of the applicable Funding Private Placement Parties using such wire instructions or delivery instructions as are provided by the Advisors at least five (5) Business Days prior to the Effective Date. 4.5 No Liability in respect of Deliveries (a) None of the Concordia Entities, nor their respective directors or officers, shall have any liability or obligation in respect of any deliveries, directly or indirectly, from (i) the Secured Term Loan Agent, (ii) the New Senior Secured Term Loan Agent, (iii) the New Senior Secured Notes Trustee, (iv) DTC, or (v) the Intermediaries, in each case to the ultimate beneficial recipients of any consideration payable or deliverable by the Concordia Entities pursuant to this Plan. (b) The Trustees and Agents shall incur no liability as a result of carrying out any provisions of this Plan and any actions related or incidental thereto, save and except for any gross negligence or wilful misconduct on its part. On the Effective Date after the completion of the transactions set forth in Section 5.3, all duties and responsibilities of the Trustees and Agents arising under or related to the Secured Debt Documents and Unsecured Debt Documents, as applicable, shall be discharged except to the extent required in order to effectuate this Plan.

DR AF T: 1 - 31 - 4.6 Surrender and Cancellation of Notes (a) The Secured Notes are held by the Secured Notes Trustee as custodian for DTC (or its nominee) (as registered holder of the Secured Notes on behalf of the Secured Noteholders, subject to any Secured Notes which may be withdrawn from DTC and held in registered form by a Secured Noteholder). On the Effective Date, DTC and each other Person who holds Secured Notes in registered form on the Effective Date shall surrender, or cause the surrender of, the certificate(s) representing the Secured Notes to the Secured Notes Trustee for cancellation in exchange for the consideration payable to Secured Noteholders pursuant to Section 3.1. (b) The Unsecured Notes are held by the Unsecured Notes Trustee as custodian for DTC (or its nominee) (as sole registered holder of the Unsecured Notes on behalf of the Unsecured Noteholders). On the Effective Date, DTC shall surrender, or cause the surrender of, the certificate(s) representing the Unsecured Notes to the Unsecured Notes Trustee for cancellation in exchange for the consideration payable to Unsecured Noteholders pursuant to Section 3.2. (c) On the Effective Date, the Subordinated Promissory Noteholder shall surrender, or cause the surrender of, the Subordinated Promissory Note in exchange for the consideration payable to the Subordinated Promissory Noteholder pursuant to Section 3.1. 4.7 Application of Plan Distributions Unless specified otherwise in this Plan, all amounts paid or payable hereunder on account of the Debtholder Claims (including, for greater certainty, any securities received hereunder) shall be applied in a manner acceptable to the Applicants and the Majority Initial Consenting Debtholders. 4.8 Withholding Rights The Applicants shall be entitled to deduct and withhold from any consideration or other amount deliverable or otherwise payable to any Person hereunder such amounts as the Applicants are required to deduct or withhold with respect to such payment under the Income Tax Act (Canada), or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the relevant Person in respect of which such deduction and withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity.

DR AF T: 1 - 32 - ARTICLE 5 IMPLEMENTATION 5.1 Corporate Authorizations The adoption, execution, delivery, implementation and consummation of all matters contemplated under this Plan involving corporate action of any of the Concordia Entities will occur and be effective as of the Effective Date (or such other date as the Applicants and the Majority Initial Consenting Debtholders may agree, each acting reasonably), and will be authorized and approved under this Plan and by the Court, where appropriate, as part of the Final Order, in all respects and for all purposes without any requirement of further action by shareholders, directors or officers of the Concordia Entities. All necessary approvals to take actions shall be deemed to have been obtained from the directors or the shareholders of the Concordia Entities, as applicable. 5.2 Fractional Interests (a) No fractional Common Shares shall be issued under this Plan, including any fractional interests created as a result of the Share Consolidation, and fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Common Shares. Any legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person with respect to fractional Common Shares pursuant to this Plan shall be rounded down to the nearest whole number of Common Shares without compensation therefor. (b) The New Senior Secured Debt issued pursuant to this Plan shall be issued in minimum increments of $1,000 in the case of New Senior Secured Debt issued in U.S. Dollars and €1,000 in the case of New Senior Secured Debt issued in Euros, and the amount of New Senior Secured Debt that each Secured Debtholder shall be entitled to under this Plan shall in each case be rounded down to the nearest multiple of $1,000 and €1,000, respectively, without compensation therefor. (c) All payments made pursuant to this Plan shall be made in minimum increments of $0.01 or £0.01, as applicable, and the amount of any payments to which a Person may be entitled to under this Plan shall be rounded down to the nearest multiple of $0.01 or £0.01, as applicable. 5.3 Effective Date Transactions Commencing at the Effective Time, the following events or transactions will occur, or be deemed to have occurred and be taken and effected, in the following order in five minute increments (unless otherwise indicated) and at the times set out in this Section 5.3 (or in such other manner or order or at such other time or times as the Applicants and the Majority Initial Consenting Debtholders may agree, each acting reasonably), without any further act or formality required on the part of any Person, except as may be expressly provided herein (provided nothing herein shall restrict or otherwise prohibit the Concordia Entities from completing certain other

DR AF T: 1 - 33 - intercompany transactions prior to, concurrently with, or following the transactions contemplated by this Section 5.3): (a) Concordia shall pay in full in cash the outstanding reasonable and documented fees and expenses of the Advisors pursuant to the terms and conditions of applicable fee arrangements entered into by Concordia with the Advisors (except as such terms relate to the timing for payment of such reasonable and documented outstanding fees and expenses). (b) All Affected Equity shall be terminated and cancelled for no consideration. (c) The Cinven Agreement shall be terminated and all rights thereunder shall be cancelled for no consideration, or shall be otherwise treated or addressed in a manner acceptable to Concordia and the Majority Private Placement Parties. (d) The Existing Shares shall be, and shall be deemed to be, consolidated (the “Share Consolidation”) on the basis of one Common Share for every 300 Common Shares outstanding immediately prior to the Effective Time. Any fractional interests in the consolidated Common Shares will, without any further act or formality, be cancelled without payment of any consideration therefor. Notwithstanding any provision of the CBCA immediately following the completion of such consolidation, the stated capital of the Common Shares shall be equal to the stated capital of the Common Shares immediately prior to such consolidation. (e) The following shall occur concurrently: (i) the outstanding principal amount of each Secured Debtholder’s Secured Debt shall be forgiven, settled and extinguished to the extent such principal amount exceeds the aggregate of (A) its Secured Debtholder Pro Rata Share of the Secured Debt Repayment Amount; (B) its Secured Debtholder Pro Rata Share of the Additional Cash Amount, (C) the principal amount of the New Senior Secured Notes and/or New Senior Secured Term Loans to be issued to it in accordance with Section 5.3(j)(iv)(C); and (D) if the Secured Debtholder is an Early Consenting Secured Debtholder, its Secured Debtholder Early Consent Cash Consideration (the remaining principal amount of each Secured Debtholder’s Secured Debt following such forgiveness, settlement and extinguishment being the “Remaining Secured Debt”). If a Secured Term Loan Lender holds Secured Term Loans denominated in GBP on the Effective Date or will receive EUR New Senior Secured Term Loans on the Effective Date, for the purposes of determining the Remaining Secured Debt in accordance with this Section 5.3(e)(i) such Secured Term Loans and/or EUR New Senior Secured Term Loans shall be converted to U.S. Dollars using the GBP/USD Exchange Rate or to Euros using the EUR/USD Exchange Rate on the Effective Date, as applicable;

DR AF T: 1 - 34 - (ii) any and all accrued and unpaid interest outstanding in respect of the Secured Debt, if any, other than that interest which is paid pursuant to Section 5.3(j)(i) below, shall be forgiven, settled and extinguished for no consideration; (iii) the outstanding principal amount of each Unsecured Debtholder’s Unsecured Debt shall be forgiven, settled and extinguished to the extent such principal amount exceeds the amount by which (A) the aggregate of the fair market value on the Effective Date of (i) its Unsecured Debtholder Pro Rata Share of the Unsecured Debt Exchange Shares; (ii) its Unsecured Debtholder Pro Rata Share of the Reallocated Unsecured Shares; and (iii) if the Unsecured Debtholder is an Early Consenting Unsecured Debtholder, its Unsecured Debtholder Early Consent Shares (collectively, the “Share FMV”), exceeds (B) the amount of accrued and unpaid interest outstanding in respect of the Unsecured Debt held by such Unsecured Debtholder at the Effective Time (the remaining principal amount of each Unsecured Debtholder’s Unsecured Debt following such forgiveness, settlement and extinguishment, together with all accrued and unpaid interest outstanding thereon after Section 5.3(e)(iv), being the “Remaining Unsecured Debt”); and (iv) the accrued and unpaid interest owing to each Unsecured Debtholder shall be forgiven, settled and extinguished to the extent that such interest exceeds the Share FMV in respect of that Unsecured Debtholder. (f) The following shall occur concurrently: (i) Concordia shall become entitled to the Funded Amounts deposited in escrow with the Escrow Agent pursuant to the Escrow Agreement, subject to Section 6.1, and the Escrow Agent shall be deemed instructed to release to Concordia the Funded Amounts held by the Escrow Agent; and (ii) Concordia shall issue to each Funding Private Placement Party its Funding Private Placement Party Shares in consideration for its Private Placement Commitment. (g) Concurrently with the step set forth in Section 5.3(f) above, in exchange for, and in full and final settlement of, the Remaining Unsecured Debt, Concordia shall deliver to each Unsecured Debtholder: (i) its Unsecured Debtholder Pro Rata Share of the Unsecured Debt Exchange Shares; (ii) its Unsecured Debtholder Pro Rata Share of the Reallocated Unsecured Shares; and (iii) if such Unsecured Debtholder is an Early Consenting Unsecured Debtholder, its Unsecured Debtholder Early Consent Shares,

DR AF T: 1 - 35 - (h) Concurrently with the delivery of the Unsecured Debt Exchange Shares, the Reallocated Unsecured Shares and the Unsecured Debtholder Early Consent Shares as contemplated by Section 5.3(g) and Article 4: (i) the Unsecured Debtholder Claims shall, and shall be deemed to be, irrevocably and finally extinguished and such Unsecured Debtholder shall have no further right, title or interest in and to the Unsecured Debt or its Unsecured Debtholder Claim; (ii) the Unsecured Debt and the Unsecured Debt Documents shall be cancelled, provided that the Unsecured Debt Documents shall remain in effect solely to allow the applicable Trustees and Agents to make the distributions set forth in this Plan; and (iii) all security interests granted by any of the Concordia Entities in respect of the Subordinated Promissory Note shall be, and shall be deemed to be, released, discharged and extinguished pursuant to this Plan. (i) Concurrently with the step set forth in Section 5.3(f) above, Concordia shall pay to each Funding Private Placement Party its Private Placement Pro Rata Share of the Private Placement Commitment Consideration. (j) Concurrently with the step set forth in Section 5.3(f) above: (i) all accrued and unpaid interest outstanding in respect of the Secured Debt (calculated at the contractual non-default rate applicable under the relevant Secured Debt Document, not including any compound interest and based on the outstanding principal amount of the applicable Secured Debt (not reduced by any unamortized original issue discount), unless there has been a payment default with respect to any scheduled payments of interest (at contractual non-default rates, not including any compound interest) or amortization, as applicable, under the Secured Debt, on or prior to the Effective Date, in which case interest shall accrue at the default-rate for the period from such default until the Effective Date, for certainty, without giving effect to any acceleration under the Secured Debt that may have arisen from the commencement of the CBCA Proceedings) shall be paid by Concordia to the Secured Debtholders in cash; (ii) Concordia, the New Senior Secured Debt Guarantors and the New Senior Secured Notes Trustee shall enter into the New Senior Secured Notes Indenture together with all related documentation as agreed by the Applicants, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably; (iii) Concordia, the New Senior Secured Debt Guarantors and the New Senior Secured Term Loan Agent shall enter into, and the New Senior Secured Term Loan Lenders shall enter into or be deemed to enter into, the New Senior Secured Term Loan Agreement together with all related

DR AF T: 1 - 36 - documentation as agreed by the Applicants, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably; (iv) in exchange for, and in full and final settlement of, the Remaining Secured Debt, Concordia shall pay to each Secured Debtholder: (A) its Secured Debtholder Pro Rata Share of the Secured Debt Repayment Amount; (B) its Secured Debtholder Pro Rata Share of the Additional Cash Amount, if any; (C) its New Senior Secured Debt in the form of New Senior Secured Term Loans and/or New Senior Secured Notes, as applicable in accordance with Section 3.1 (as may be adjusted and/or allocated pursuant to Section 3.1), in an aggregate principal amount equal to its Secured Debtholder Pro Rata Share of the New Senior Secured Debt Aggregate Principal Amount, as adjusted based on the EUR/USD Exchange Rate on the FX Date to the extent that it receives a portion of its New Senior Secured Term Loans in the form of EUR New Senior Secured Term Loans in accordance with Section 3.1, which New Senior Secured Debt shall be distributed in the manner described in Section 4.1; and (D) if such Secured Debtholder is an Early Consenting Secured Debtholder, its Secured Debtholder Early Consent Cash Consideration. (k) Except as set forth in Section 3.1(j)(ii), concurrently with the delivery of the Secured Debt Repayment Amount, the Additional Cash Amount, the New Senior Secured Debt and the Secured Debtholder Early Consent Cash Consideration as contemplated by Section 5.3(j)(iv) and Article 4: (1) the Secured Debtholder Claims shall, and shall be deemed to be, irrevocably and finally extinguished and such Secured Debtholder shall have no further right, title or interest in and to the Secured Debt or its Secured Debtholder Claim; (2) the Secured Debt and the Secured Debt Documents shall be cancelled, provided that the Secured Debt Documents shall remain in effect solely to allow the applicable Trustees and Agents to make the distributions set forth in this Plan; and (3) all security interests granted by any of the Concordia Entities in respect of the Secured Debt shall be, and shall be deemed to be, released, discharged and extinguished

DR AF T: 1 - 37 - pursuant to this Plan, and the Collateral Agents shall be directed to file any and all documents necessary to effectuate the release of all liens or security interests created pursuant to the Secured Debt Documents in any and all applicable jurisdictions. (l) CHCL shall transfer all of its assets to Concordia in consideration for a non- interest bearing promissory note issued by Concordia in a principal amount equal to the value of the transferred assets. (m) The Management Incentive Plan shall be deemed to be approved by the Existing Shareholders and those persons receiving New Common Shares pursuant to this Plan. (n) The releases referred to in Section 7.1 shall become effective. ARTICLE 6 RELEASE OF FUNDS FROM ESCROW 6.1 Release of Funds from Escrow The Escrow Agent shall release the Funded Amounts, or portions thereof, as follows and in accordance with the terms of the Escrow Agreements: (a) On the Effective Date, the Escrow Agent shall release from escrow to or on behalf of Concordia, at the applicable time, the Funded Amounts pursuant to and in accordance with Section 5.3. (b) If any Funding Private Placement Party (or its Intermediary, as applicable) provides to the Escrow Agent more than its Private Placement Commitment under the Subscription Agreement, the Escrow Agent shall as soon as practicable return any excess funds to such Funding Private Placement Party (or its Intermediary, as applicable). ARTICLE 7 RELEASES 7.1 Release of Released Parties At the applicable time pursuant to Section 5.3, each of the Released Parties shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations, liabilities and Claims of any kind or nature whatsoever (other than liabilities or claims attributable to any Released Party’s gross negligence, fraud or wilful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction) arising on or prior to the Effective Date in connection with the Debt, the Debt Documents, the Affected Equity Claims, the Two Year Equity Bridge Credit and Guaranty Agreement, the Equity Unsecured Bridge Loan Settlement, the Support Agreement, the Subscription Agreement, the Private Placement, this Plan, the CBCA Proceedings, the transactions contemplated hereunder

DR AF T: 1 - 38 - and any proceedings commenced with respect to or in connection with this Plan, and any other actions or matters related directly or indirectly to the foregoing, provided that nothing in this paragraph shall release or discharge (i) any of the Released Parties from or in respect of its obligations under this Plan, the Support Agreement, the Subscription Agreement, the Governance Agreement or the other Definitive Documents or (ii) any Existing Equity Class Action Claims which shall be treated as set out in Section 7.4 below. 7.2 Additional Released Parties At any time and from time to time on or before the date of the Final Order, Schedule “A” to this Plan may be amended, restated, modified or supplemented by Concordia, with the prior written consent of the Majority Private Placement Parties, in order to add any Person as an Additional Released Party provided that such Person, through its conduct or otherwise, has provided the Concordia Entities (or any of them) with consideration or value acceptable to Concordia and the Majority Private Placement Parties, each acting reasonably. Any such amendment, restatement, modification and/or supplement of Schedule “A” shall be deemed to be effective automatically upon receipt of the prior written consent of the Majority Private Placement Parties Upon an amendment, restatement, modification or supplement to Schedule “A”, Concordia shall (i) provide notice to the service list in the CBCA Proceedings of such amendment, restatement, modification and/or supplement of Schedule “A”, and (ii) file a copy thereof with the Court. 7.3 Injunctions All Persons are permanently and forever barred, estopped, stayed and enjoined, on and after the Effective Date, with respect to any and all Released Claims, from (i) commencing, conducting or continuing in any manner, directly or indirectly, any action, suits, demands or other proceedings of any nature or kind whatsoever against the Released Parties, as applicable; (ii) enforcing, levying, attaching, collecting or otherwise recovering or enforcing by any manner or means, directly or indirectly, any judgment, award, decree or order against the Released Parties; (iii) creating, perfecting, asserting or otherwise enforcing, directly or indirectly, any lien or encumbrance of any kind against the Released Parties or their property; or (iv) taking any actions to interfere with the implementation or consummation of this Plan; provided, however, that the foregoing shall not apply to the enforcement of any obligations under this Plan. 7.4 Existing Equity Class Action Claims From and after the Effective Date, any Person having an Existing Equity Class Action Claim against Concordia or any of its current or former officers and/or directors shall only be permitted to continue its Existing Equity Class Action Claim to the point of determination of liability, if any, and seeking the enforcement of any judgement solely as against the Insurance Policies, to the extent available in respect of any such Existing Equity Class Action Claim. Any such Person shall be irrevocably and forever limited solely to recovery from the proceeds of the Insurance Policies payable on behalf of Concordia or its directors and officers in respect of any such Existing Equity Class Action Claim, and such Person shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from any of the Concordia Entities or any of their respective current or former officers and directors in respect of an Existing Equity Class Action Claim, other than enforcing such Person’s rights to be paid by the applicable

DR AF T: 1 - 39 - insurer(s) from the proceeds of the applicable Insurance Policies. Nothing in this paragraph prejudices, compromises, releases or otherwise affects any right or defence of any insurer in respect of an Insurance Policy. ARTICLE 8 CONDITIONS PRECEDENT AND IMPLEMENTATION 8.1 Conditions to Plan Implementation The implementation of this Plan shall be conditional upon the fulfillment, satisfaction or waiver (to the extent permitted by Section 8.2) of the following conditions: (a) The Court shall have granted the Final Order and the Final Order shall have become a final order, the implementation, operation or effect of which shall not have been stayed, varied in a manner not acceptable to the Applicants or the Majority Initial Consenting Debtholders, vacated or subject to pending appeal and as to which order any appeal periods relating thereto shall have expired; (b) No Law shall have been passed and become effective, the effect of which makes the consummation of this Plan illegal or otherwise prohibited; (c) All conditions to implementation of this Plan set out in the Support Agreement shall have been satisfied or waived in accordance with their terms; (d) All conditions to implementation of this Plan set out in the Subscription Agreement shall have been satisfied or waived in accordance with their terms; and (e) Concordia shall be a public company following the implementation of the Plan and the Common Shares shall be approved for trading on the TSX or on another Designated Offshore Securities Market acceptable to the Majority Consenting Private Placement Parties, subject only to receipt of customary final documentation. 8.2 Waiver of Conditions The Applicants and the Majority Initial Consenting Debtholders may at any time and from time to time waive the fulfillment or satisfaction, in whole or in part, of the conditions set out herein, to the extent and on such terms as such parties may agree, each acting reasonably, provided however that the condition set out in Sections 8.1(a), 8.1(b), 8.1(c) and 8.1(d) cannot be waived. 8.3 Effectiveness This Plan will become effective in the sequence described in Section 5.3 on the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, and shall be binding on and enure to the benefit of the Concordia Entities, the Debtholders, the Trustees and Agents, all Existing Equity Holders, all Persons with any Existing Equity Class Action Claim, the Released Parties, the directors and officers of the Concordia Entities and all other Persons named or referred to in, or subject to, this Plan and their respective successors and assigns and their

DR AF T: 1 - 40 - respective heirs, executors, administrators and other legal representatives, successors and assigns. The Articles of Arrangement shall be filed and the Certificate of Arrangement shall be issued in each case with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions in Section 5.3 has become effective in the sequence set forth therein. No portion of this Plan shall take effect with respect to any party or Person until the Effective Time. ARTICLE 9 GENERAL 9.1 Deemed Consents, Waivers and Agreements At the Effective Time: (a) each Debtholder and Existing Equity Holder shall be deemed to have consented and agreed to all of the provisions of this Plan in its entirety (both as a Debtholder and as a holder of Existing Equity, if applicable); (b) each Concordia Entity, Debtholder and Existing Equity Holder shall be deemed to have executed and delivered to the other parties all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan in its entirety; and (c) all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan in its entirety shall be deemed to have been executed and delivered to the Concordia Entities. 9.2 Waiver of Defaults From and after the Effective Time, all Persons shall be deemed to have consented and agreed to all of the provisions of this Plan in its entirety. Without limiting the foregoing, all Persons shall be deemed to have: (a) waived any and all defaults or events of default, third-party change of control rights or any non-compliance with any covenant, warranty, representation, term, provision, condition or obligation, expressed or implied, in any contract, instrument, credit document, lease, licence, guarantee, agreement for sale or other agreement, written or oral, in each case relating to, arising out of, or in connection with, the Debt or the Debt Documents, the Support Agreement, the Subscription Agreement, the Arrangement, the Arrangement Agreement, this Plan, the transactions contemplated hereunder and any proceedings commenced with respect to or in connection with this Plan and any and all amendments or supplements thereto. Any and all notices of default and demands for payment or any step or proceeding taken or commenced in connection with any of the foregoing shall be deemed to have been rescinded and of no further force or effect, provided that nothing shall be deemed to excuse the Concordia Entities and their respective successors from performing their obligations under this Plan; and

DR AF T: 1 - 41 - (b) agreed that, if there is any conflict between the provisions of any agreement or other arrangement, written or oral, existing between such Person and the Concordia Entities and the provisions of this Plan, then the provisions of this Plan take precedence and priority and the provisions of such agreement or other arrangement are deemed to be amended accordingly, provided, however, that notwithstanding any other provision of this Plan, nothing herein shall affect the obligations of any of the Concordia Entities to any employee thereof, including any contract of employment between any Person and any of the Concordia Entities. 9.3 Compliance with Deadlines and Elections The Applicants have the right to waive strict compliance with the New Senior Secured Notes Election Deadline and the Early Consent Date, and shall be entitled to waive any deficiencies with respect to any elections, forms or other documentation submitted pursuant to this Plan. 9.4 Paramountcy From and after the Effective Date, any conflict between this Plan and the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, mortgage, security agreement, indenture, trust indenture, loan agreement, commitment letter, by-laws or other agreement, written or oral, and any and all amendments or supplements thereto existing between one or more of the Debtholders and any of the Concordia Entities as at the Effective Date shall be deemed to be governed by the terms, conditions and provisions of this Plan and the Final Order, which shall take precedence and priority. 9.5 Deeming Provisions In this Plan, the deeming provisions are not rebuttable and are conclusive and irrevocable. 9.6 Modification of Plan Subject to the terms and conditions of the Support Agreement and the Subscription Agreement: (a) the Applicants reserve the right to amend, restate, modify and/or supplement this Plan at any time and from time to time, provided that (except as provided in subsection (c) below) any such amendment, restatement, modification or supplement must be contained in a written document that is (i) filed with the Court and, if made following the Meetings, approved by the Court, and (ii) communicated to the Debtholders and Existing Shareholders in the manner required by the Court (if so required); (b) any amendment, modification or supplement to this Plan may be proposed by the Applicants at any time prior to or at the Meetings, with or without any prior notice or communication (other than as may be required under the Interim Order), and if so proposed and accepted at the Meetings, shall become part of this Plan for all purposes; and

DR AF T: 1 - 42 - (c) any amendment, modification or supplement to this Plan may be made following the Meetings by the Applicants, without requiring filing with, or approval of, the Court, provided that it concerns a matter which is of an administrative nature and is required to better give effect to the implementation of this Plan and is not materially adverse to the financial or economic interests of any of the Debtholders or Existing Shareholders. For the avoidance of doubt, any modification to the Plan pursuant to this Section 9.6 must be in a form and substance acceptable to the Majority Initial Consenting Debtholders. 9.7 Notices Any notice or other communication to be delivered hereunder must be in writing and refer to this Plan and may, as hereinafter provided, be made or given by personal delivery, ordinary mail or email addressed to the respective parties as follows: (a) If to the Applicants, or any other of the Concordia Entities, at: Concordia International Corp. c/o Goodmans LLP 333 Bay Street, Suite 3400 Toronto, Ontario M5H 2S7 Attention: Robert J. Chadwick, Brendan O’Neill and Caroline Descours Email: rchadwick@goodmans.ca boneill@goodmans.ca cdescours@goodmans.ca with a copy to: Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, 10036-6522 Attention: Paul D. Leake, Shana A. Elberg and Carl T. Tullson Email: paul.leake@skadden.com shana.elberg@skadden.com carl.tullson@skadden. (b) If to any of the Initial Consenting Secured Debtholders: Osler, Hoskin & Harcourt LLP 100 King Street West, Suite 6200 Toronto, Ontario M5X 1B8 Attention: Marc Wasserman & Martino Calvaruso

DR AF T: 1 - 43 - Email: mwasserman@osler.com mcalvaruso@osler.com with a copy to: White & Case LLP 5 Old Broad Street London, UK EC2N 1DW Attention: Christian Pilkington and Ben Davies Email: cpilkington@whitecase.com bdavies@whitecase.com and 1211 Avenue of the Americas New York, NY 10020 Attention: Thomas E Lauria and Harrison Denman Email: tlauria@whitecase.com hdenman@whitecase.com (c) If to any of the Initial Consenting Unsecured Debtholders: Bennett Jones LLP 3400 One First Canadian Place, P.O. Box 130 Toronto, Ontario M5X 1A4 Attention: Kevin Zych and Sean Zweig Email: zychk@bennettjones.com zweigs@bennettjones.com with a copy to: Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 Attention: Andrew N. Rosenberg and Jacob A. Adlerstein Email: arosenberg@paulweiss.com jadlerstein@paulweiss.com and with a copy to:

DR AF T: 1 - 44 - Ashurst LLP 5 Appold Street London, UK EC2A 2AG Attention: Giles Boothman and Amrit Khosa Email: giles.boothman@ashurst.com amrit.khosa@ashurst.com (d) If to any of the Consenting Debtholders who are neither Initial Consenting Secured Debtholders nor Initial Consenting Unsecured Debtholders at the address set forth for each applicable Consenting Debtholder on its signature page to the Support Agreement, or to such other address as any party above may from time to time notify the others in accordance with this Section 9.7. In the event of any strike, lock-out or other event which interrupts postal service in any part of Canada, all notices and communications during such interruption may only be given or made by personal delivery or by email and any notice or other communication given or made by prepaid mail within the five (5) Business Day period immediately preceding the commencement of such interruption, unless actually received, shall be deemed not to have been given or made. Any such notices and communications so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of emailing, provided that such day in either event is a Business Day and the communication is so delivered or emailed before 5:00 p.m. on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day. The unintentional failure by the Applicants to give a notice contemplated hereunder to any particular Debtholder or Existing Shareholder shall not invalidate this Plan or any action taken by any Person pursuant to this Plan. 9.8 Different Capacities Subject to the Support Agreement and the Interim Order, if any Person holds more than one type, series or class of Existing Equity or Debt, as the case may be, such Person shall have all of the rights given to a holder of each particular type, series or class of Existing Equity or Debt so held. Subject to the Support Agreement and the Interim Order, nothing done by a Person acting in its capacity as a holder of a particular type, series or class of Existing Equity or Debt, as the case may be, affects such Person’s rights as a holder of another type, series or class Existing Equity or Debt. 9.9 Consent of Majority Initial Consenting Debtholders and Majority Private Placement Parties For the purposes of this Plan: (a) any matter requiring the agreement, waiver, consent or approval of the Majority Initial Consenting Debtholders shall be deemed to have been agreed to, waived, consented to or approved by such Majority Initial Consenting Debtholders if such matter is agreed to, waived, consented to or approved in writing by (i) Osler,

DR AF T: 1 - 45 - Hoskin & Harcourt LLP on behalf of the Majority Initial Consenting Secured Debtholders, and (ii) Bennett Jones LLP on behalf of the Initial Consenting Unsecured Debtholders, provided that each of Osler, Hoskin & Harcourt LLP and Bennett Jones LLP confirms in writing (which can be by way of e-mail) that it is providing such agreement, consent, waiver or approval on behalf of the Majority Initial Consenting Secured Debtholders or Majority Initial Consenting Unsecured Debtholders, as applicable; and (b) any matter requiring the agreement, waiver, consent or approval of the Majority Private Placement Parties shall be deemed to have been agreed to, waived, consented to or approved by the Majority Private Placement Parties if such matter is agreed to, waived, consented to or approved in writing by each of Osler, Hoskin & Harcourt LLP and Bennett Jones LLP, provided that Osler, Hoskin & Harcourt LLP and Bennett Jones LLP confirm in writing (which can be by way of e-mail) that they are providing such agreement, consent, waiver or approval on behalf of the Majority Private Placement Parties. 9.10 Further Assurances (a) Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan without any further act or formality, each of the Persons named or referred to in, affected by or subject to, this Plan will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to carry out the full intent and meaning of this Plan and to give effect to the transactions contemplated herein. (b) Without limiting any other provision in this Plan, the Concordia Entities, the Secured Term Loan Agent, the Secured Notes Trustee, the Collateral Agents, the Subordinated Promissory Noteholder, the Secured Swap Lender and any of their respective agents, designees or assigns shall be authorized and directed to take such steps and prepare, execute and submit such forms and documents, and complete such filings as are necessary to effectuate and/or evidence the full and final discharge and release of any and all security registrations and/or statements made pursuant to or in connection with the Secured Debt Documents and the Subordinated Promissory Note and the full and final discharge and release of any and all security interests and liens upon any and all of the property and assets of the Concordia Entities created under the Secured Debt Documents and the Subordinated Promissory Note, in any jurisdiction in which the Concordia Entities have property or assets or conduct business, and each Secured Debtholder and the Subordinated Promissory Noteholder shall be deemed to have consented and agreed to all such steps and actions. 6761263

DR AF T: 1 SCHEDULE A ADDITIONAL RELEASED PARTIES

SCHEDULE E JOINDER AGREEMENT This Joinder Agreement is made as of the date below (the “Joinder Agreement”) by the undersigned (the “Consenting Debtholder”) in connection with the support agreement dated May 1, 2018 (the “Support Agreement”) among (i) Concordia International Corp., (ii) the Subsidiary Guarantors (as defined in the Support Agreement) and (iii) each of the Consenting Debtholders (as defined in the Support Agreement) party thereto. Capitalized terms used herein have the meanings assigned in the Support Agreement unless otherwise defined herein. RECITALS: A. The Support Agreement allows holders of Relevant Debt and/or Relevant Shares to become a party thereto by executing a Joinder Agreement. B. Section 4(b) of the Support Agreement requires that, contemporaneously with a Transfer of any Relevant Debt and/or Relevant Shares by a Consenting Debtholder to a transferee who is not also already a Consenting Debtholder, such transferee shall execute and deliver this Joinder Agreement. C. The Consenting Debtholder wishes to be bound by the terms of the Support Agreement on the terms and subject to the conditions set forth in this Joinder Agreement. NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Consenting Debtholder agrees as follows: 1. The Consenting Debtholder hereby agrees to be fully bound as a Consenting Debtholder under the Support Agreement in respect of the Relevant Debt and/or Relevant Shares that are identified on the signature page hereto, and hereby represents and warrants that the Relevant Debt and/or Relevant Shares set out on the signature page constitute all of Relevant Debt and/or Relevant Shares, as applicable, that are legally or beneficially owned by such Consenting Debtholder or which such Consenting Debtholder has the sole power to vote or dispose of. 2. The Consenting Debtholder hereby represents and warrants to each of the other Parties that the representations and warranties set forth in Section 2 of the Support Agreement are true and correct with respect to such Consenting Debtholder as if given on the date hereof. 3. Except as expressly modified hereby, the Support Agreement shall remain in full force and effect, in accordance with its terms. 4. This Joinder Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of the Canada applicable therein, without regard to principles of conflicts of law.

- 2 - 5. This Joinder Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement. [Remainder of this page intentionally left blank; next page is signature page]

Signature Page to Joinder Agreement STRICTLY CONFIDENTIAL IN WITNESS WHEREOF, the undersigned has caused this Joinder Agreement to be duly executed and delivered by its proper and duly authorized officer as of ______, 2018. Name of Consenting Debtholder: By: Name: Title: Jurisdiction of residence for legal purposes: Email: Address: Debt Document Principal Amount Custodian or DTC Participant, if applicable Term Loan Facilities issued October 21, 2015 Extended Bridge Loans issued October 21, 2015 7.00% Senior Unsecured Notes due 2023 9.50% Senior Unsecured Notes due 2022 9.00% First Lien Senior Secured Notes due 2022 Swap Agreement Common Shares Number of Shares Custodian or DTC Participant, if applicable

SCHEDULE F CCAA PROCEEDINGS TERMS AND TIMELINE 1. To the extent the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, in their absolute and sole discretion, have consented to the implementation of the Recapitalization Transaction through the CCAA Proceedings, then the actions necessary to structure and implement the Recapitalization Transaction pursuant to the CCAA Plan will be completed on or by such dates agreed to by Concordia and the Majority Initial Consenting Debtholders: (a) Concordia shall commence the CCAA Proceedings and obtain an initial order in form acceptable to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably; (b) the Ontario Court shall approve the CCAA Plan pursuant to a sanction order in form acceptable to the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, in their sole and absolute discretion; and (c) the Effective Date shall have occurred on or prior to a date agreed to by the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, in their sole and absolute discretion. 2. The Recapitalization Transaction to be implemented pursuant to the CCAA Plan may be modified as agreed by the Company and the Majority Initial Consenting Debtholders.

SCHEDULE G CHAPTER 11 TERMS AND TIMELINE 1. In the event the Company commences the Chapter 11 Process in accordance with Section 7(a) above, the actions necessary to structure and implement the Recapitalization Transaction pursuant to a Chapter 11 Plan shall be completed within the following timeline (subject to such other dates as may be agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably): (a) Concordia shall commence the Chapter 11 Process with the Bankruptcy Court by August 31, 2018 (the “Petition Date”); (b) Concordia shall file the disclosure statement for the Chapter 11 Plan (the “Disclosure Statement”) and the Chapter 11 Plan, in forms acceptable to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably, on the Petition Date; (c) to the extent requested by the Majority Initial Consenting Debtholders, Concordia shall obtain entry of an order by the Bankruptcy Court authorizing it to assume this Support Agreement and approving the contents contained herein; (d) Concordia shall obtain an entry of an interim order by the Bankruptcy Court authorizing it to use cash collateral within five (5) days of the Petition Date, which shall contain customary stipulations between Concordia and the Secured Debtholders with respect to the Secured Debt and the following adequate protection provisions: (i) the current payment during the Chapter 11 Process of the reasonable fees and expenses of the Initial Consenting Secured Debtholders Advisors pursuant to the terms and conditions of applicable fee arrangements entered into by Concordia with such advisors; (ii) the current payment of all reasonable and documented fees, expenses, indemnities and other amounts owing to the Secured Term Loan Agent including, without limitation, the current payment of all reasonable and documented professional fees and expenses owing to the Secured Term Loan Agent pursuant to Section 10.5 of the Secured Term Loan Agreement; (iii) the reasonable and documented fees, expenses and disbursements of the Secured Swap Lender (including, without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Secured Swap Lender, acting reasonably); (iv) customary superpriority claims and liens in favor of the secured parties under the Secured Debt Documents;

- 2 - (v) continued satisfaction on a timely basis of all reporting obligations under the Secured Term Loan Agreement, unless otherwise agreed to by the Secured Term Loan Agent and the Company; (vi) unless otherwise agreed to by the Majority Initial Consenting Unsecured Debtholders, the current payment during the Chapter 11 Process of the reasonable fees and expenses of the Initial Consenting Unsecured Debtholders Advisors in their capacity as advisors to certain Consenting Debtholders holding Secured Debt; and (vii) cash payments to the holders of Secured Debt (which payments Concordia shall pay on a monthly basis) in an amount equal to the sum of (a) current non-default interest or default interest accruing under the Secured Swap Settlement Agreement or the applicable governing documents, as applicable, determined in accordance with the section titled “Determination of Claim Amounts”; provided, however, that any payment of interest on a current basis during the Chapter 11 Process shall be subject to recharacterization as payments of principal to the extent of entry of a court order finding the holders of Secured Debt to be undersecured, plus (b) any fees and expenses accruing in respect of any Letters of Credit (as defined in the Secured Term Loan Agreement). (e) Concordia shall obtain an entry of a final order by the Bankruptcy Court authorizing it to use cash collateral within forty five (45) days of the Petition Date, which shall contain the adequate protection provisions substantially similar to those in the interim order; provided that with respect to clauses (d) and (e) hereof, to the extent any deadline set forth in this Schedule G is extended, (i) the Company may seek to enter into debtor-in-possession financing that is on terms reasonably acceptable to the Company and the Majority Initial Consenting Debtholders, each acting reasonably and (ii) the Majority Initial Consenting Debtholders may, acting reasonably, request modifications to the adequate protection set forth in either the interim or final order authorizing the use of cash collateral; provided further, that in the event the Recapitalization Transaction does not occur, the Secured Debtholders and Unsecured Debtholders reserve all rights with respect to (i) the Company’s ability to enter into debtor-in-possession financing and (ii) any adequate protection in connection with the use of cash collateral and/or debtor-in-possession financing; (f) Concordia shall obtain entry of an order by the Bankruptcy Court approving the Disclosure Statement and confirming the Chapter 11 Plan on or prior to the date that is 60 days after the Petition Date; and (g) the Effective Date shall have occurred on or prior to the date that is 90 days after the Petition Date. 2. The modifications to the Recapitalization Transaction to be implemented pursuant to the Chapter 11 Plan in the Chapter 11 Process shall include, without limitation (subject to

- 3 - further revision as agreed between the Company and the Majority Initial Consenting Debtholders, each acting reasonably): (a) in full and final settlement of the Secured Debtholder Claims, the complete satisfaction, release and discharge of all guarantees and security pertaining to the Secured Debt, and the cancellation of the Secured Debt Documents, each Secured Debtholder will become entitled to and shall receive on the Effective Date: (i) payment in full, in cash, of post-petition interest at the non-default rate or default rate, as applicable under the section titled “Determination of Claim Amounts”, in respect of the Secured Debt held by such Secured Debtholder, (ii) its Pro-Rata Share of the Cash Pay-down; (iii) its Pro-Rata Share of the New Senior Secured Debt, in the form of the New Senior Secured Term Loan and/or the New Senior Secured Notes, subject to the allocations set out in the Term Sheet, and (iv) cash consideration equal to 5% of the principal amount (which shall be calculated by reducing such principal amount by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums) of Secured Debt held by such Secured Debtholder. For certainty, the aggregate amount of consideration payable to Secured Debtholders under the Plan shall equal 93.3835% of the principal amount of such Secured Debtholders’ Secured Debtholders Claims (for certainty reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums and not taking into account consideration pursuant to Section 2(b) of this Schedule G below); (b) in full and final settlement of the Unsecured Debtholder Claims, the complete satisfaction, release and discharge of all guarantees pertaining to the Unsecured Debt, and the cancellation of the Unsecured Debt Documents, each Unsecured Debtholder will become entitled to and shall receive on the Effective Date its Pro Rata Share of common shares of Concordia representing 12% of the outstanding common shares of Concordia immediately following the implementation of the Recapitalization Transaction (subject to MIP Dilution and any Existing Shares Dilution or dilution resulting from the issuance of common shares to Secured Debtholders in accordance in accordance with Section 2(b) of this Schedule G, as applicable); (c) Concordia and the Majority Consenting Private Placement Parties may elect to exclude the Subordinated Promissory Note from the Unsecured Debt Documents and address the Subordinated Promissory Note in a manner acceptable to Concordia and the Majority Consenting Private Placement Parties; (d) unless otherwise agreed by the Majority Consenting Private Placement Parties, all Existing Shares shall be cancelled without any consideration therefor. Unless otherwise agreed by the Majority Consenting Private Placement Parties, each Secured Debtholder shall receive its Pro-Rata Share of such number of common shares of Concordia as determined by the Majority Consenting Private Placement Parties, acting reasonably, which shall in no case exceed 0.35% of the amount of

- 4 - outstanding common shares of Concordia immediately following implementation of the Recapitalization Transaction (subject to MIP Dilution); (e) the definition of “Equity Claim” shall mean any ‘equity security’ as defined in section 101(16) of the Bankruptcy Code; (f) the Additional Cash Amount shall not be payable in the Chapter 11 Process; and (g) unless otherwise agreed by Concordia and the Majority Consenting Private Placement Parties, the Private Placement Parties shall not be entitled to apply the cash consideration amounts set out in sub-sections 2(a) (ii) and (iv) of this Schedule G towards their Private Placement Commitments.